As filed with the Securities and Exchange Commission on February 14, 2007
Registration No. 333-139493

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GLU MOBILE INC.
(Exact name of registrant as specified in its charter)

Delaware	7371	91-2143667
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

1800 Gateway Drive, Second Floor
San Mateo, CA 94404
(650) 571-1550
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

L. Gregory Ballard
Chief Executive Officer and President
Glu Mobile Inc.
1800 Gateway Drive, Second Floor
San Mateo, CA 94404
(650) 571-1550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Bell, Esq. Laird H. Simons III, Esq. Mark C. Stevens, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500	Robert V. Gunderson, Jr., Esq. Craig M. Schmitz, Esq. Natalie A. Kaniel, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 155 Constitution Drive Menlo Park, CA 94025 (650) 321-2400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 14, 2007.

          Shares

Glu Mobile Inc.
Common Stock

This is an initial public offering of shares of common stock of Glu Mobile Inc. All of the shares of common stock are being sold by Glu Mobile Inc.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $     . Application has been made for listing on The NASDAQ Global Market under the symbol “GLUU.”

See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Glu Mobile	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares from Glu Mobile and certain selling stockholders at the initial public offering price less the underwriting discount. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2007.

Goldman, Sachs & Co.	Lehman Brothers

Banc of America Securities LLC	Needham & Company, LLC

Prospectus dated          , 2007.

stranded award-winning games world series of poker super k.o. boxing global broad distribution portfolio diner dash deer hunter 2 technology independent expertise pgr mobile centipede get glu’d to mobile glu.com World Series of PokerR, WSOP and related designs are trademarks of Harrah#fs License Company, LLC. Used PlayFirst logo are trademarks of PlayFirst, Inc. c 2005 PlayFirst, Inc. PGR and Project Gotham Corporation. All rights reserved. The trademarks, copyrights and design rights in and associated with AtariR CentipedeR c 2004 Atari, Inc. Super KO Boxing, Stranded and all related characters and elements

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment in our common stock. Unless otherwise indicated, the terms “Glu Mobile,” “Glu,” “we,” “us” and “our” refer to Glu Mobile Inc., a Delaware corporation, together with its consolidated subsidiaries.

Glu Mobile Inc.

Glu Mobile is a leading global publisher of mobile games. We have developed and published a portfolio of more than 100 casual and traditional games to appeal to a broad cross section of the over one billion subscribers served by our more than 150 wireless carriers and other distributors. We create games and related applications based on third-party licensed brands and other intellectual property, as well as on our own original brands and intellectual property. Our games based on licensed intellectual property include Deer Hunter, Diner Dash, Monopoly, Sonic the Hedgehog, World Series of Poker and Zuma. Our original games based on our own intellectual property include Alpha Wing, Ancient Empires, Blackjack Hustler, Stranded and Super K.O. Boxing. We were one of the top three mobile game publishers during the fourth quarter of 2006 in terms of mobile game market share in North America, as measured by NPD Group, Inc., a market research firm, in its December 2006 “Mobile Game Track Highlight Report,” and in terms of unit sales volume in North America and Europe among titles tracked by m:metrics, another market research firm.

Our business leverages the marketing resources and distribution infrastructures of wireless carriers and the brands and other intellectual property of third-party content owners, allowing us to focus our efforts on developing and publishing high-quality mobile games. For the first nine months of 2006, our largest wireless carrier customers in each region by revenues were Verizon Wireless, Sprint Nextel, Cingular Wireless and T-Mobile USA in North America; Vodafone, Hutchinson 3G, Orange and Telefónica Móviles in Europe; TelCel and Vivo in Latin America; and Vodafone, Hutchinson 3G Australia and Telecom New Zealand in Asia Pacific. Branded content owners, such as Atari, Celador (from which we license the rights to Who Wants To Be A Millionaire? in some European and Asian countries), Fox, PlayFirst, PopCap Games, Sega Europe and Turner Broadcasting, provide us with well-known consumer brands and other intellectual property on which we have based mobile games.

Industry Overview

Juniper Research, a market research firm, in its June 2006 “Mobile Games: Subscription & Download, 2006-2011” report, estimates that the worldwide market for mobile games will grow from $3.1 billion in 2006 to $10.5 billion in 2009, a compound annual growth rate of 50.2%. We believe that the rapid growth of the mobile game market has been driven by continued advances in wireless communications technology, proliferation of multimedia-enabled mobile handsets, increasing availability of high-quality mobile games and increasing end-user awareness of, and demand for, mobile games.

The mobile game market differs substantially from the traditional console game market. Mobile games typically have significantly lower development and distribution costs and longer life cycles than console games. Console game sales depend upon the product cycles of the consoles themselves, with large generational shifts between versions of each of the major console platforms every few years. In contrast, the mobile platform is characterized by a gradual evolution of features and capabilities in the many new handsets introduced each year by a large number of manufacturers and carriers. Consumers typically use their console games within the confines of their homes, while mobile games are available in all the settings where consumers take their mobile phones. Furthermore, console games are usually developed for a few console platforms at most, which means that the development costs are mostly associated with the original creation and development of the game. However, once developed, mobile games, may need to be customized, or ported, to more than 1,000 different handset models, many with different technological requirements. Therefore, the ability to port mobile games quickly and cost effectively can be a competitive differentiator among mobile game publishers and a barrier to entry for other potential market entrants.

Our Competitive Strengths

We believe we have a proven capability to develop high-quality mobile games that engage end users. Our portfolio includes a variety of genres and is designed to appeal to the diverse interests of the broad wireless subscriber population. We believe that we will continue to be attractive to wireless carriers, content owners and end users because of the following strengths:

Diverse Portfolio of Award-Winning High-Quality Mobile Games.  We have developed and published more than 100 casual and traditional games across a number of genres, including action, board game, card/casino, puzzle, sports, strategy/role playing games, or RPG, and TV/movie. No single game contributed more than 10% of our revenues in 2005 or in the first nine months of 2006. Based on numerical ratings by industry review websites, IGN Entertainment, Modojo and WGWorld, we ranked first in terms of average game quality for mobile games released in 2006. We have received numerous industry awards for our games, including IGN Entertainment’s Best of 2006 awards for best wireless adventure game — Stranded, best wireless puzzle game — Diner Dash and best wireless fighting game — Super K.O. Boxing, IGN Entertainment’s Best of 2005 award for best wireless puzzle game for Zuma, The Academy of Interactive Arts and Sciences’ 2006 Cellular Game of the Year award for Ancient Empires II, and the 2005 award for Best Mobile Sports Game from CNET’s Gamespot for Deer Hunter.

Global Scale in Distribution, Sales and Marketing.  We currently have agreements with more than 150 wireless carriers and other distributors, which together serve more than one billion subscribers worldwide. Our games regularly receive premium placement on these carriers’ game menus, or decks, accessed through mobile handset screens. Given the small size of these screens, there are significant advantages to being placed in the initial list of games that an end user sees on the deck, sometimes referred to as premium deck placement, rather than being placed lower on the list where an end user may need to scroll or search to find a game.

Strong Relationships with Branded Content Owners.  We have built relationships with a number of key branded content owners. The content providers that accounted for the largest percentage of our revenues in the first nine months of 2006 were Atari, Celador (from which we license the rights to Who Wants To Be A Millionaire? in some European and Asian countries), Fox, PlayFirst, PopCap Games, Sega Europe and Turner Broadcasting. In addition to these relationships, we have recently licensed brands or other intellectual property from Harrah’s, Hasbro, Microsoft and Sony. We believe that branded content owners increasingly understand the complexities of developing their own internal mobile entertainment capabilities, and therefore increasingly wish to work with publishers with a history of successfully developing and publishing high-quality games, as well as with the carrier relationships and marketing resources to publish their games on a worldwide basis.

Proprietary Porting and Data Mining Capabilities.  We have developed proprietary technologies and processes designed to increase the profitability of our games. These technologies and processes include a standardized development process designed to facilitate efficient porting, a tool library covering each handset model and ongoing work flow analysis tools. As of December 31, 2006, we had the capability to port and localize to approximately 40,000 stock keeping units, or SKUs, per month, with each SKU characterized by title per language per handset per carrier. Our data mining capabilities provide us with the ability to analyze the revenue potential of each game and to improve profitability through ongoing decision support for additional porting, pricing and marketing programs. Together, our porting and data mining capabilities help us in our efforts to increase the initial sales of each game and support continuing premium deck placement.

Experienced Management Team.  In addition to experience in mobile games, our management team has significant experience in the video game publishing, wireless communications and other technology and media industries. We believe that this broad expertise allows us in a timely manner to design, develop and deliver games and other mobile entertainment applications that are designed to address the demands of our market. We believe our management team’s expertise and continuity are significant competitive advantages in the evolving mobile entertainment publishing market.

Our Strategy

Our goal is to be the leading global publisher of mobile games and other mobile entertainment applications. To achieve this goal, we plan to:

Continue to Create Award-Winning Games through Ongoing Investment in Our Studio and Technical Development Capabilities.  Our creative and technical teams are recognized in the industry for creating high-quality, award-winning mobile games. Our technical teams leverage proprietary technologies and standardized automated processes that are designed to enable rapid, timely, high-quality and cost-effective development and porting of mobile games. We believe that this combination provides us with a competitive advantage over other industry participants that have traditionally outsourced porting and development or used more manual processes.

Leverage and Grow Our Portfolio of Titles.  We have developed a diverse portfolio of more than 100 games, including perennial titles that we believe can produce revenues for significantly longer than the typical 18 to 24 month revenue lifecycle for mobile games. In addition, successful games give us the potential to develop and publish a series of sequel titles, sometimes referred to as franchise titles. For both perennial and sequel titles, we leverage existing development, porting and marketing investments and broad end-user awareness in order to increase the revenue lifecycle of an existing game or increase the chance of success for new games. Games for the mobile platform also provide potential opportunities for us to publish or license our intellectual property for use on other platforms such as online, console or personal computer games. We plan to continue developing perennial and franchise titles, and believe that our proprietary technology and development process capabilities provide us an advantage over our competitors in the coordinated launches frequently required of multi-platform games.

Expand and Strengthen Our Distribution.  We believe that wireless carriers are increasing their focus on the leading mobile game publishers in order to improve the consistency and quality of the games that they offer on their handsets. We intend to take steps to increase our market share with our existing carriers and distributors and add additional relationships, particularly in new geographies. In addition, we have increased and expect to continue to increase our non-carrier distribution capabilities through alternative channels such as Internet portals and “off-deck” aggregators.

Build Upon Our Position as a Leading Global Publisher to Strengthen Licensing Relationships.  We believe that, as a leading independent publisher of mobile games, we will continue to benefit from branded content owners’ increasing recognition of the challenges associated with mobile entertainment publishing. As a result of those challenges, some branded content owners are reducing their own internal mobile development efforts. We believe that branded content owners are also becoming more reluctant to contract with smaller mobile game publishers that do not have a reputation for quality development or that do not have the breadth of carrier relationships and technological capabilities necessary to publish a game on a worldwide basis. We intend to capitalize on these trends and on our reputation with owners of non-mobile content as a leading mobile partner to strengthen our existing licensing relationships and develop additional relationships.

Gain Scale through Select Acquisitions.  We have acquired and integrated two mobile game companies — Macrospace and iFone. We believe that there may be future opportunities to acquire content developers and publishers in the mobile entertainment or complementary industries and we intend, where appropriate, to take advantage of these opportunities.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	we have incurred significant losses since inception, including a net loss of $17.9 million in 2005 and a net loss of $10.0 million in the first nine months of 2006, and as of September 30, 2006, we had an accumulated deficit of $43.7 million;

•	we have only a limited history of generating revenues, and the future revenue potential of our business in the emerging mobile game market is uncertain;

•	the market in which we operate is highly competitive, and many of our established competitors have significantly greater resources than we do;

•	many of our mobile games are based on or incorporate intellectual property that we license from third parties, and most of our revenues are derived from these games; we may not be able to renew these licenses or obtain additional licenses; and

•	we currently rely on wireless carriers, in particular, Verizon Wireless, Sprint Nextel, Cingular Wireless and Vodafone, to market and distribute our products and thus to generate our revenues, and the loss of or a change in any of these carrier relationships could materially harm our business, operating results and financial condition.

Corporate History and Information

We were incorporated in Nevada in May 2001 as Cyent Studios, Inc. and changed our name to Sorrent, Inc. later that year. In November 2001, we incorporated a wholly owned subsidiary in California, and, in December 2001, we merged the Nevada corporation into this California subsidiary to form Sorrent, Inc., a California corporation. In May 2005, we changed our name to Glu Mobile Inc. Prior to completion of this offering, we intend to reincorporate in Delaware. In December 2004, we acquired Macrospace Limited, or Macrospace, and in March 2006 we acquired iFone Holdings Limited, or iFone, each a company registered in England and Wales.

Our principal executive offices are located at 1800 Gateway Drive, Second Floor, San Mateo, California 94404 and our telephone number is (650) 571-1550. Our website address is www.glu.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

Alpha Wing is our registered trademark in the United States, and Glu, Glu Mobile, our corporate logo, our ‘g’ character logo, Ancient Empires, Blackjack Hustler, 5 Card Draw Poker, Shark Hunt, Stranded and Super K.O. Boxing are our trademarks. Other trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use approximately $10.9 million of the net proceeds of this offering to repay in full the principal and accrued interest on our outstanding loan from Pinnacle Ventures. We expect to use the remaining net proceeds of this offering for general corporate purposes, including working capital and potential capital expenditures and acquisitions. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	GLUU

The number of shares of common stock to be outstanding after this offering is based on 63,413,858 shares of our common stock outstanding as of December 31, 2006, and excludes:

•	8,645,992 shares issuable upon the exercise of stock options outstanding as of December 31, 2006 with a weighted average exercise price of $1.68 per share;

•	185,700 shares issuable upon the exercise of stock options granted after December 31, 2006 with a weighted average exercise price of $3.55 per share;

•	687,223 shares issuable upon the exercise of warrants outstanding as of December 31, 2006 with a weighted average exercise price of $1.74 per share; and

•	shares to be reserved for issuance under our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management — Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 47,040,945 shares of our common stock upon the completion of this offering;

•	our reincorporation in Delaware prior to completion of this offering;

•	the filing of our amended and restated certificate of incorporation in Delaware immediately following the completion of this offering; and

•	no exercise by the underwriters of their option to purchase from us and the selling stockholders up to an additional shares of our common stock in this offering.

Summary Consolidated Financial Data

The following tables present summary consolidated financial data for our business. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

We derived the statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 and the balance sheet data as of September 30, 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statements of operations data for the nine months ended September 30, 2005 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary to state fairly the results of operations for the nine months ended September 30, 2005. Our historical results are not necessarily indicative of the results we expect in the future, and our results for the nine months ended September 30, 2006 should not be considered indicative of results we expect for the full fiscal year.

The pro forma per share data give effect to the conversion of all our outstanding convertible preferred stock into common stock upon the completion of this offering and adjustments to eliminate accretion to preferred stock and the charges associated with the cumulative effect change and subsequent remeasurement to fair value of our preferred stock warrants. For further information concerning the calculation of pro forma per share information, please refer to note 2 of our notes to consolidated financial statements.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues	$1,790	$7,022	$25,651	$18,871	$31,863
Cost of revenues:
Royalties	258	1,359	7,256	5,234	9,750
Impairment of prepaid royalties and guarantees	—	231	1,645	525	224
Amortization of intangible assets	—	126	2,823	2,202	1,224
Impairment of intangible assets	—	—	1,103	—	—

Total cost of revenues	258	1,716	12,827	7,961	11,198

Gross profit	1,532	5,306	12,824	10,910	20,665

Operating expenses(1):
Research and development	3,352	6,474	14,557	10,775	11,346
Sales and marketing	697	3,692	8,515	6,359	8,317
General and administrative	1,342	3,468	8,434	5,640	7,684
Amortization of intangible assets	—	26	616	463	476
Restructuring charge	—	—	450	—	—
Acquired in-process research and development	—	—	—	—	1,500

Total operating expenses	5,391	13,660	32,572	23,237	29,323

Loss from operations	(3,859)	(8,354)	(19,748)	(12,327)	(8,658)
Interest and other income (expense), net	11	(69)	541	351	(904)

Loss before income taxes and cumulative effect of change in accounting principle	(3,848)	(8,423)	(19,207)	(11,976)	(9,562)
Income tax benefit (provision)	—	101	1,621	943	(437)

Loss before cumulative effect of change in accounting principle	(3,848)	(8,322)	(17,586)	(11,033)	(9,999)
Cumulative effect of change in accounting principle	—	—	(315)	(315)	—

Net loss	(3,848)	(8,322)	(17,901)	(11,348)	(9,999)
Accretion to preferred stock	(533)	(1,351)	(63)	(45)	(56)

Net loss attributable to common stockholders	$(4,381)	$(9,673)	$(17,964)	$(11,393)	$(10,055)

Net loss per share attributable to common stockholders — basic and diluted
Loss before cumulative effect of change in accounting principle	$(1.23)	$(1.85)	$(1.46)	$(0.94)	$(0.69)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(In thousands, except per share amounts)
Cumulative effect of change in accounting principle	—	—	(0.02)	(0.02)	—
Accretion to preferred stock	(0.16)	(0.30)	(0.01)	(0.01)	—

Net loss per share attributable to common stockholders — basic and diluted	$(1.39)	$(2.15)	$(1.49)	$(0.97)	$(0.69)

Weighted average common shares outstanding	3,141	4,499	12,072	11,774	14,534

Pro forma net loss per share — basic and diluted			$(0.39)		$(0.15)

Pro forma weighted average common shares outstanding			45,091		58,266

(1)	Includes stock-based compensation expense as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(In thousands)

Research and development	$—	$28	$158	$154	$100
Sales and marketing	—	59	132	107	131
General and administrative	32	454	987	733	735

The balance sheet data as of September 30, 2006 are presented below:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the automatic conversion of all outstanding shares of our preferred stock into 47,040,945 shares of our common stock and (ii) the reclassification of our preferred stock warrant liability to additional paid-in capital upon the conversion of warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the sale by us of the shares of common stock offered by this prospectus at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and (ii) the use of approximately $10.9 million of the net proceeds of this offering to repay in full the principal and accrued interest on our loan from Pinnacle Ventures.

	September 30, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$14,384	$14,384	$
Working capital	16,527	16,527
Total assets	76,419	76,419
Preferred stock warrant liability	2,034	—	—
Long-term debt, including current portion	11,557	11,557	—
Redeemable preferred stock	76,344	—	—
Total stockholders’ equity (deficit)	(24,763)	53,615

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, our cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occurs, our business, financial condition or results of operations could be seriously harmed. In that case, the trading price of our common stock could decline, and you might lose some or all of your investment.

Risks Related to Our Business

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability.

We have incurred significant losses since inception, including a net loss of $8.3 million in 2004, a net loss of $17.9 million in 2005 and a net loss of $10.0 million in the first nine months of 2006. As of September 30, 2006, we had an accumulated deficit of $43.7 million. We expect to continue to increase expenses as we implement initiatives designed to continue to grow our business, including, among other things, the development and marketing of new games, further international expansion, expansion of our infrastructure, acquisition of content, and general and administrative expenses associated with being a public company. If our revenues do not increase to offset these expected increases in operating expenses, we will continue to incur significant losses and will not become profitable. Our revenue growth in recent periods should not be considered indicative of our future performance. In fact, in future periods, our revenues could decline. Accordingly, we may not be able to achieve profitability in the future.

We have a limited operating history in an emerging market, which may make it difficult to evaluate our business.

We were incorporated in May 2001 and began selling mobile games in July 2002. Accordingly, we have only a limited history of generating revenues, and the future revenue potential of our business in this emerging market is uncertain. As a result of our short operating history, we have limited financial data that can be used to evaluate our business. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties encountered by companies in our stage of development. As an early stage company in the emerging mobile entertainment industry, we face increased risks, uncertainties, expenses and difficulties. To address these risks and uncertainties, we must do the following:

•	maintain our current, and develop new, wireless carrier relationships;

•	maintain and expand our current, and develop new, relationships with third-party branded content owners;

•	retain or improve our current revenue-sharing arrangements with carriers and third-party branded content owners;

•	maintain and enhance our own brands;

•	continue to develop new high-quality mobile games that achieve significant market acceptance;

•	continue to port existing mobile games to new mobile handsets;

•	continue to develop and upgrade our technology;

•	continue to enhance our information processing systems;

•	increase the number of end users of our games;

•	maintain and grow our non-carrier, or “off-deck,” distribution, including through our website and third-party direct-to-consumer distributors;

•	expand our development capacity in countries with lower costs;

•	execute our business and marketing strategies successfully;

•	respond to competitive developments; and

•	attract, integrate, retain and motivate qualified personnel.

We may be unable to accomplish one or more of these objectives, which could cause our business to suffer. In addition, accomplishing many of these efforts might be very expensive, which could adversely impact our operating results and financial condition.

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our revenues and operating results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition, we may not be able to predict our future revenues or results of operations. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. Individual games and carrier relationships represent meaningful portions of our revenues and net loss in any quarter. We may incur significant or unanticipated expenses when licenses are renewed. In addition, any payments due to us from carriers for revenues that are recognized on a cash basis may be delayed because of changes or issues with those carriers’ processes.

In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly results include:

•	the number of new mobile games released by us and our competitors;

•	the timing of release of new games by us and our competitors, particularly those that may represent a significant portion of revenues in a period;

•	the popularity of new games and games released in prior periods;

•	changes in prominence of deck placement for our leading games and those of our competitors;

•	the expiration of existing content licenses for particular games;

•	the timing of charges related to impairments of goodwill, intangible assets, prepaid royalties and guarantees;

•	changes in pricing policies by us, our competitors or our carriers and other distributors;

•	changes in the mix of original and licensed games, which have varying gross margins;

•	the timing of successful mobile handset launches;

•	the seasonality of our industry;

•	fluctuations in the size and rate of growth of overall consumer demand for mobile games and related content;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	our success in entering new geographic markets;

•	foreign exchange fluctuations;

•	accounting rules governing recognition of revenue;

•	the timing of compensation expense associated with equity compensation grants; and

•	decisions by us to incur additional expenses, such as increases in marketing or research and development.

As a result of these and other factors, our operating results may not meet the expectations of investors or public market analysts who choose to follow our company. Failure to meet market expectations would likely result in decreases in the trading price of our common stock.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do.

The development, distribution and sale of mobile games is a highly competitive business. For end users, we compete primarily on the basis of brand, game quality and price. For wireless carriers, we compete for deck placement based on these factors, as well as historical performance and perception of sales potential and relationships with licensors of brands and other intellectual property. For content and brand licensors, we compete based on royalty and other economic terms, perceptions of development quality, porting abilities, speed of execution, distribution breadth and relationships with carriers. We also compete for experienced and talented employees.

Our primary competitors include Digital Chocolate, Electronic Arts (EA Mobile), Gameloft, Hands-On Mobile, I-play, Namco and THQ, with Electronic Arts having the largest market share of any company in the mobile games market. In the future, likely competitors include major media companies, traditional video game publishers, content aggregators, mobile software providers and independent mobile game publishers. Carriers may also decide to develop, internally or through a managed third-party developer, and distribute their own mobile games. If carriers enter the mobile game market as publishers, they might refuse to distribute some or all of our games or might deny us access to all or part of their networks.

Some of our competitors’ and our potential competitors’ advantages over us, either globally or in particular geographic markets, include the following:

•	significantly greater revenues and financial resources;

•	stronger brand and consumer recognition regionally or worldwide;

•	the capacity to leverage their marketing expenditures across a broader portfolio of mobile and non-mobile products;

•	more substantial intellectual property of their own from which they can develop games without having to pay royalties;

•	pre-existing relationships with brand owners or carriers that afford them access to intellectual property while blocking the access of competitors to that same intellectual property;

•	greater resources to make acquisitions;

•	lower labor and development costs; and

•	broader global distribution and presence.

If we are unable to compete effectively or we are not as successful as our competitors in our target markets, our sales could decline, our margins could decline and we could lose market share, any of which would materially harm our business, operating results and financial condition.

Failure to renew our existing brand and content licenses on favorable terms or at all and to obtain additional licenses would impair our ability to introduce new mobile games or to continue to offer our current games based on third-party content.

Revenues derived from mobile games and other applications based on or incorporating brands or other intellectual property licensed from third parties accounted for 77.1% and 85.0% of our revenues in 2005 and the first nine months of 2006, respectively. In the first nine months of 2006, revenues derived from our four largest licensors, Atari, Celador, Fox and PopCap Games, together accounted for approximately 62.3% of our revenues. Even if mobile games based on licensed content or brands remain popular, any of our licensors could decide not to renew our existing license or not to license additional intellectual property and instead license to our competitors or develop and publish its own mobile games or other applications, competing with us in the marketplace. Many of these licensors already develop games for other platforms, and may have significant experience and development resources available to them should they decide to compete with us rather than license to us.

We have both exclusive and non-exclusive licenses and both licenses that are global and licenses that are limited to specific geographies, often with other mobile game publishers having rights to geographies not covered by our licenses. Our licenses generally have terms that range from two to five years, with the primary exceptions being our six-year licenses covering World Series of Poker and Deer Hunter 2 and our seven-year license covering Kasparov Chess. Licenses for intellectual property that terminate prior to 2008 and during 2008 represented 55.0% and 18.3%, respectively, of our revenues in the first nine months of 2006. Some of the licenses that we have inherited through acquisitions provide that the licensor owns the intellectual property that we develop in the mobile version of the game and that, when our license expires, the licensor can transfer that intellectual property to a new licensee. Increased competition for licenses may lead to larger guarantees, advances and royalties that we must pay to our licensors, which could significantly increase our cost of revenues and cash usage. We may be unable to renew these licenses or to renew them on terms favorable to us, and we may be unable to secure alternatives in a timely manner. Failure to maintain or renew our existing licenses or to obtain additional licenses would impair our ability to introduce new mobile games or to continue to offer our current games, which would materially harm our business, operating results and financial condition. Some of our existing licenses impose, and licenses that we obtain in the future might impose, development, distribution and marketing obligations on us. If we breach our obligations, our licensors might have the right to terminate the license or change an exclusive license to a non-exclusive license, which would harm our business, operating results and financial condition.

Even if we are successful in gaining new licenses or extending existing licenses, we may fail to anticipate the entertainment preferences of our end users when making choices about which brands or other content to license. If the entertainment preferences of end users shift to content or brands owned or developed by companies with which we do not have relationships, we may be unable to establish and maintain successful relationships with these developers and owners, which would materially harm our business, operating results and financial condition. In addition, some rights are licensed from licensors that have or may develop financial difficulties, and may enter into bankruptcy protection under U.S. federal law or the laws of other countries. If any of our licensors files for bankruptcy, our licenses might be impaired or voided, which could materially harm our business, operating results and financial condition.

We currently rely on wireless carriers to market and distribute our games and thus to generate our revenues. In particular, subscribers of Verizon Wireless, Sprint Nextel, Cingular Wireless and Vodafone collectively represented 56.6% of our revenues in the first nine months of 2006. The loss of or a change in any of these significant carrier relationships could cause us to lose access to their subscribers and thus materially reduce our revenues.

Our future success is highly dependent upon maintaining successful relationships with the wireless carriers with which we currently work and establishing new carrier relationships in geographies where we have not yet established a significant presence. A significant portion of our revenues is derived from a very limited number of carriers. In the first nine months of 2006, we derived approximately 20.9% of our revenues from subscribers of Verizon Wireless, 13.6% of our revenues from subscribers of Sprint Nextel affiliates, 11.4% of our revenues from subscribers of Cingular Wireless and 10.7% of our revenues from subscribers of Vodafone. During 2005, we derived approximately 24.3%, 11.9%, 11.9% and 6.2%, respectively, of our revenues from subscribers of these carriers. In 2005 and the first nine months of 2006, subscribers from carriers representing the next ten largest sources of our revenues represented 25.6% and 26.4% of our revenues, respectively, although some of the carriers represented in this group varied from period to period. We expect that we will continue to generate a substantial majority of our revenues through distribution relationships with fewer than 20 carriers for the foreseeable future. Our failure to maintain our relationships with these carriers would materially reduce our revenues and thus harm our business, operating results and financial condition.

Our carrier agreements do not establish us as the exclusive provider of mobile games with the carriers and typically have a term of one or two years with automatic renewal provisions upon expiration of the initial term, absent a contrary notice from either party. In addition, the carriers usually can terminate these agreements early and, in some instances, at any time without cause, which could give them the ability to renegotiate economic or other terms. The agreements generally do not obligate the carriers to market or distribute any of our games. In many of these agreements, we warrant that our games do not contain libelous or obscene content, do not contain material defects or viruses, and do not violate third-party intellectual property rights and we indemnify the carrier for any breach of a third party’s intellectual property. In addition, our agreements with a substantial minority of our carriers, including Verizon Wireless, allow the carrier to set the retail price at a level different from the price implied by our negotiated revenue split, without a corresponding change to our wholesale price to the carrier. If one of these carriers raises the retail price of one of our games, unit demand for that game might decline, reducing our revenues, without necessarily reducing, and perhaps increasing, the total revenues that the carrier receives from sales of that game.

Many other factors outside our control could impair our ability to generate revenues through a given carrier, including the following:

•	the carrier’s preference for our competitors’ mobile games rather than ours;

•	the carrier’s decision not to include or highlight our games on the deck of its mobile handsets;

•	the carrier’s decision to discontinue the sale of our mobile games or all mobile games like ours;

•	the carrier’s decision to offer games to its subscribers without charge or at reduced prices;

•	the carrier’s decision to require market development funds from publishers like us;

•	the carrier’s decision to restrict or alter subscription or other terms for downloading our games;

•	a failure of the carrier’s merchandising, provisioning or billing systems;

•	the carrier’s decision to offer its own competing mobile games; and

•	consolidation among carriers.

If any of our carriers decides not to market or distribute our games or decides to terminate, not renew or modify the terms of its agreement with us or if there is consolidation among carriers generally, we may be unable to replace the affected agreement with acceptable alternatives, causing us to lose access to that carrier’s subscribers and the revenues they afford us, which could materially harm our business, operating results and financial condition.

End user tastes are continually changing and are often unpredictable; if we fail to develop and publish new mobile games that achieve market acceptance, our sales would suffer.

Our business depends on developing and publishing mobile games that wireless carriers will place on their decks and end users will buy. We must continue to invest significant resources in licensing efforts, research and development, marketing and regional expansion to enhance our offering of games and introduce new games, and we must make decisions about these matters well in advance of product release in order to implement them in a timely manner. Our success depends, in part, on unpredictable and volatile factors beyond our control, including end-user preferences, competing games and the availability of other entertainment activities. If our games and related applications are not responsive to the requirements of our carriers or the entertainment preferences of end users, or they are not brought to market in a timely and effective manner, our business, operating results and financial condition would be harmed. Even if our games are successfully introduced and initially adopted, a subsequent shift in our carriers or the entertainment preferences of end users could cause a decline in our games’ popularity that could materially reduce our revenues and harm our business, operating results and financial condition.

Inferior deck placement would likely adversely impact our revenues and thus our operating results and financial condition.

Wireless carriers provide a limited selection of games that are accessible to their subscribers through a deck on their mobile handsets. The inherent limitation on the number of games available on the deck is a function of the limited screen size of handsets and carriers’ perceptions of the depth of menus and numbers of choices end users will generally utilize. Carriers typically provide one or more top level menus highlighting games that are recent top sellers, that the carrier believes will become top sellers or that the carrier otherwise chooses to feature, in addition to a link to a menu of additional games sorted by genre. We believe that deck placement on the top level or featured menu or toward the top of genre-specific or other menus, rather than lower down or in sub-menus, is likely to result in games achieving a greater degree of commercial success. If carriers choose to give our games less favorable deck placement, our games may be less successful than we anticipate, our revenues may decline and our business, operating results and financial condition may be materially harmed.

We have depended on no more than ten mobile games for a majority of our revenues in recent fiscal periods.

In our industry, new games are frequently introduced, but a relatively small number of games account for a significant portion of industry sales. Similarly, a significant portion of our revenues comes from a limited number of mobile games, although the games in that group have shifted over time. For example, in 2005 and in the first nine months of 2006, we generated approximately 52.8% and 57.0% of our revenues, respectively, from our top ten games, but no individual game represented more than 10% of our revenues in either period. We expect to release a relatively small number of new games each year for the foreseeable future. If these games are not successful, our revenues could be limited and our business and operating results would suffer in both the year of release and thereafter.

In addition, the limited number of games that we release in a year may contribute to fluctuations in our operating results. Therefore, our reported results at quarter and year end may be affected based on the release dates of our products, which could result in volatility in the price of our common stock. If our competitors develop more successful games or offer them at lower prices or based on payment models, such as pay-for-play or subscription-based models, perceived as offering a better value proposition, or if we do not continue to develop consistently high-quality and well-received games, our revenues would likely decline and our business, operating results and financial condition would be harmed.

If we are unsuccessful in establishing and increasing awareness of our brand and recognition of our mobile games or if we incur excessive expenses promoting and maintaining our brand or our games, our potential revenues could be limited, our costs could increase and our operating results and financial condition could be harmed.

We believe that establishing and maintaining our brand is critical to retaining and expanding our existing relationships with wireless carriers and content licensors, as well as developing new relationships. Promotion of the Glu brand will depend on our success in providing high-quality mobile games. Similarly, recognition of our games by end users will depend on our ability to develop engaging games of high quality with attractive titles. However, our success will also depend, in part, on the services and efforts of third parties, over which we have little or no control. For instance, if our carriers fail to provide high levels of service, our end users’ ability to access our games may be interrupted, which may adversely affect our brand. If end users, branded content owners and carriers do not perceive our existing games as high-quality or if we introduce new games that are not favorably received by our end users and carriers, then we may be unsuccessful in building brand recognition and brand loyalty in the marketplace. In addition, globalizing and extending our brand and recognition of our games will be costly and will involve extensive management time to execute successfully. Further, the markets in which we operate are highly competitive and some of our competitors, such as Electronic Arts (EA Mobile), already have substantially more brand name recognition and greater marketing resources than we do. If we fail to increase brand awareness and consumer recognition of our games, our potential revenues could be limited, our costs could increase and our business, operating results and financial condition could suffer.

Our business and growth may suffer if we are unable to hire and retain key personnel, who are in high demand.

We depend on the continued contributions of our senior management and other key personnel, especially L. Gregory Ballard and Albert A. “Rocky” Pimentel. The loss of the services of any of our executive officers or other key employees could harm our business. All of our U.S. executive officers and key employees are at-will employees, which means they may terminate their employment relationship with us at any time. None of our U.S. employees is bound by a contractual non-competition agreement, which could make us vulnerable to recruitment efforts by our competitors. Internationally, while some employees and contractors are bound by non-competition agreements, we may experience difficulty in enforcing these agreements. We do not maintain a key-person life insurance policy on any of our officers or other employees.

Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance, marketing and creative personnel. We face intense competition for qualified individuals from numerous technology, marketing and mobile entertainment companies. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. Further, our principal overseas operations are based in London and Hong Kong, cities that, similar to our headquarters region, have high costs of living and consequently high compensation standards. Qualified individuals are in high demand, and we may incur significant costs to attract them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing creative, operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unable to attract and retain the qualified personnel we need to succeed, our business would suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our employees, our business, operating results and financial condition would be harmed.

Growth may place significant demands on our management and our infrastructure.

We operate in an emerging market and have experienced, and may continue to experience, growth in our business through internal growth and acquisitions. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. In particular, we grew from approximately 130 employees at December 31, 2004 to more than 210 employees at December 2005 in anticipation of revenues that did not immediately result. As a consequence, we had to terminate 27 employees in December 2005. Continued growth could strain our ability to:

•	develop and improve our operational, financial and management controls;

•	enhance our reporting systems and procedures;

•	recruit, train and retain highly skilled personnel;

•	maintain our quality standards; and

•	maintain branded content owner, wireless carrier and end-user satisfaction.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

The acquisition of other companies, businesses or technologies could result in operating difficulties, dilution and other harmful consequences.

We have made recent acquisitions and, although we have no present understandings, commitments or agreements to do so, we may pursue further acquisitions, any of which could be material to our business, operating results and financial condition. Future acquisitions could divert management’s time and focus from operating our business. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures. We may also use a portion of the net proceeds of this offering for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could harm our financial condition and operating results. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all.

International acquisitions involve risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

Some or all of these issues may result from our acquisitions of Macrospace in December 2004 and iFone in March 2006, each of which is based in the United Kingdom. If the anticipated benefits of either of these or future acquisitions do not materialize, we experience difficulties integrating iFone or businesses acquired in the future, or other unanticipated problems arise, our business, operating results and financial condition may be harmed.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our operating results.

We face added business, political, regulatory, operational, financial and economic risks as a result of our international operations and distribution, any of which could increase our costs and hinder our growth.

International sales represented approximately 41.8% and 44.6% of our revenues in 2005 and the first nine months of 2006, respectively. In addition, as part of our international efforts, we acquired U.K.-based Macrospace in December 2004, opened our Hong Kong office in July 2005, expanded our presence in the European market with our acquisition of iFone in March 2006 and opened additional offices in Brazil, France and Germany in the second half of 2006. We expect to open additional international offices, and we expect international sales to continue to be an important component of our revenues. Risks affecting our international operations include:

•	challenges caused by distance, language and cultural differences;

•	multiple and conflicting laws and regulations, including complications due to unexpected changes in these laws and regulations;

•	the burdens of complying with a wide variety of foreign laws and regulations;

•	higher costs associated with doing business internationally;

•	difficulties in staffing and managing international operations;

•	greater fluctuations in sales to end users and through carriers in developing countries, including longer payment cycles and greater difficulty collecting accounts receivable;

•	protectionist laws and business practices that favor local businesses in some countries;

•	foreign tax consequences;

•	foreign exchange controls that might prevent us from repatriating income earned in countries outside the United States;

•	price controls;

•	the servicing of regions by many different carriers;

•	imposition of public sector controls;

•	political, economic and social instability;

•	restrictions on the export or import of technology;

•	trade and tariff restrictions;

•	variations in tariffs, quotas, taxes and other market barriers; and

•	difficulties in enforcing intellectual property rights in countries other than the United States.

In addition, developing user interfaces that are compatible with other languages or cultures can be expensive. As a result, our ongoing international expansion efforts may be more costly than we expect. Further, expansion into developing countries subjects us to the effects of regional instability, civil unrest and hostilities, and could adversely affect us by disrupting communications and making travel more difficult.

These risks could harm our international expansion efforts, which, in turn, could materially and adversely affect our business, operating results and financial condition.

If we fail to deliver our games at the same time as new mobile handset models are commercially introduced, our sales may suffer.

Our business is dependent, in part, on the commercial introduction of new handset models with enhanced features, including larger, higher resolution color screens, improved audio quality, and greater processing power, memory, battery life and storage. We do not control the timing of these handset launches. Some new handsets are sold by carriers with one or more games or other applications pre-loaded, and many end users who download our games do so after they purchase their new handsets to experience the new features of those handsets. Some handset manufacturers give us access to their handsets prior to commercial release. If one or more major handset manufacturers were to cease to provide us access to new handset models prior to commercial release, we might be unable to introduce compatible versions of our games for those handsets in coordination with their commercial release, and we might not be able to make compatible versions for a substantial period following their commercial release. If, because of game launch delays, we miss the opportunity to sell games when new handsets are shipped or our end users upgrade to a new handset, or if we miss the key holiday selling period, either because the introduction of a new handset is delayed or we do not deploy our games in time for the holiday selling season, our revenues would likely decline and our business, operating results and financial condition would likely suffer.

Wireless carriers generally control the price charged for our mobile games and the billing and collection for sales of our mobile games and could make decisions detrimental to us.

Wireless carriers generally control the price charged for our mobile games either by approving or establishing the price of the games charged to their subscribers. Some of our carrier agreements also restrict our ability to change prices. In cases where carrier approval is required, approvals may not be granted in a timely manner or at all. A failure or delay in obtaining these approvals, the prices established by the carriers for our games, or changes in these prices could adversely affect market acceptance of those games. Similarly, for the significant minority of our carriers, including Verizon Wireless, when we make changes to a pricing plan (the wholesale price and the corresponding suggested retail price based on our negotiated revenue-sharing arrangement), adjustments to the actual retail price charged to end users may not be made in a timely manner or at all (even though our wholesale price was reduced). A failure or delay by these carriers in adjusting the retail price for our games, could adversely affect sales volume and our revenues for those games.

Carriers and other distributors also control billings and collections for our games, either directly or through third-party service providers. If our carriers or their third-party service providers cause material inaccuracies when providing billing and collection services to us, our revenues may be less than anticipated or may be subject to refund at the discretion of the carrier. This could harm our business, operating results and financial condition.

We may be unable to develop and introduce in a timely way new mobile games, and our games may have defects, which could harm our brand.

The planned timing and introduction of new original mobile games and games based on licensed intellectual property are subject to risks and uncertainties. Unexpected technical, operational, deployment, distribution or other problems could delay or prevent the introduction of new games, which could result in a loss of, or delay in, revenues or damage to our reputation and brand. If any of our games is introduced with defects, errors or failures, we could experience decreased sales, loss of end users, damage to our carrier relationships and damage to our reputation and brand. Our attractiveness to branded content licensors might also be reduced. In addition, new games may not achieve sufficient market acceptance to offset the costs of development, particularly when the introduction of a game is substantially later than a planned “day-and-date” launch, which could materially harm our business, operating results and financial condition.

If we fail to maintain and enhance our capabilities for porting games to a broad array of mobile handsets, our attractiveness to wireless carriers and branded content owners will be impaired, and our sales could suffer.

Once developed, a mobile game may be required to be ported to, or converted into separate versions for, more than 1,000 different handset models, many with different technological requirements. These include handsets with various combinations of underlying technologies, user interfaces, keypad layouts, screen resolutions, sound capabilities and other carrier-specific customizations. If we fail to maintain or enhance our porting capabilities, our sales could suffer, branded content owners might choose not to grant us licenses and carriers might choose to give our games less desirable deck placement or not to give our games placement on their decks at all.

Changes to our game design and development processes to address new features or functions of handsets or networks might cause inefficiencies in our porting process or might result in more labor intensive porting processes. In addition, we anticipate that in the future we will be required to port existing and new games to a broader array of handsets. If we utilize more labor intensive porting processes, our margins could be significantly reduced and it might take us longer to port games to an equivalent number of handsets. This, in turn, could harm our business, operating results and financial condition.

If our independent, third-party developers cease development of new games for us and we are unable to find comparable replacements, we may have to reduce the number of games that we intend to introduce, delay the introduction of some games or increase our internal development staff, which would be a time-consuming and potentially costly process, and, as a result, our competitive position may be adversely impacted.

We rely on independent third-party developers to develop a few of our games, which subjects us to the following risks:

•	key developers who worked for us in the past may choose to work for or be acquired by our competitors;

•	developers currently under contract may try to renegotiate our agreements with them on terms less favorable to us; and

•	our developers may be unable or unwilling to allocate sufficient resources to complete our games in a timely or satisfactory manner or at all.

If our developers terminate their relationships with us or negotiate agreements with terms less favorable to us, we may have to reduce the number of games that we intend to introduce, delay the introduction of some games or increase our internal development staff, which would be a time-consuming and potentially costly process, and, as a result, our business, operating results and financial condition could be harmed.

If one or more of our games were found to contain hidden, objectionable content, our reputation and operating results could suffer.

Historically, many video games have been designed to include hidden content and gameplay features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. For example, Super K.O. Boxing includes additional characters and game modes that are available with a code (usually provided to a player after accomplishing a certain level of achievement in the game). These features have been common in console and computer games. However, in several recent cases, hidden content or features have been included in other publishers’ products by an employee who was not authorized to do so or by an outside developer without the knowledge of the publisher. From time to time, some of this hidden content and these hidden features have contained profanity, graphic violence and sexually explicit or otherwise objectionable material. Our design and porting process and the constraints on the file size of our games reduce the possibility of hidden, objectionable content appearing in the games we publish. Nonetheless, these processes and constraints may not prevent this content from being included in our games. If a game we published were found to contain hidden, objectionable content, our wireless carriers and other distributors of our games could refuse to sell it, consumers could refuse to buy it or demand a refund of their money, and, if the game was based on licensed content, the licensor could demand that we incur significant expense to remove the objectionable content from the game and all ported versions of the game. This could have a materially negative impact on our business, operating results and financial condition. In addition, our reputation could be harmed, which could impact sales of other games we sell and our attractiveness to content licensors and carriers or other distributors of our games. If any of these consequences were to occur, our business, operating results and financial condition could be significantly harmed.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting and have our independent registered public accounting firm attest to our evaluation beginning with our Annual Report on Form 10-K for the year ending December 31, 2008. We are in the process of preparing and implementing an internal plan of action for compliance with Section 404 and strengthening and testing our system of internal controls to provide the basis for our report. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness or a significant deficiency in our internal control, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including ineligibility for short form resale registration, action by the Securities and Exchange Commission, or SEC, the suspension or delisting of our common stock from The NASDAQ Global Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

If we do not adequately protect our intellectual property rights, it may be possible for third parties to obtain and improperly use our intellectual property and our competitive position may be adversely affected.

Our intellectual property is an essential element of our business. We rely on a combination of copyright, trademark, trade secret and other intellectual property laws and restrictions on disclosure to protect our intellectual property rights. To date, we have not sought patent protection. Consequently, we will not be able to protect our technologies from independent invention by third parties. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise to obtain and use our technology and games. Monitoring unauthorized use of our games is difficult and costly, and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and games, particularly internationally where the laws may not protect our intellectual property rights as fully as in the United States. In the future, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our management and resources.

In addition, although we require our third-party developers to sign agreements not to disclose or improperly use our trade secrets and acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and to assign to us any ownership they may have in those works, it may still be possible for third parties to obtain and improperly use our intellectual properties without our consent. This could harm our business, operating results and financial condition.

Third parties may sue us for intellectual property infringement, which, if successful, may disrupt our business and could require us to pay significant damage awards.

Third parties may sue us for intellectual property infringement or initiate proceedings to invalidate our intellectual property, either of which, if successful, could disrupt the conduct of our business, cause us to pay significant damage awards or require us to pay licensing fees. In the event of a successful claim against us, we might be enjoined from using our or our licensed intellectual property, we might incur significant licensing fees and we might be forced to develop alternative technologies. Our failure or inability to develop non-infringing technology or games or to license the infringed or similar technology or games on a timely basis could force us to withdraw games from the market or prevent us from introducing new games. In addition, even if we are able to license the infringed or similar technology or games, license fees could be substantial and the terms of these licenses could be burdensome, which might adversely affect our operating results. We might also incur substantial expenses in defending against third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us might result in substantial monetary liabilities and might materially disrupt the conduct of our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, damages caused by malicious software and other losses.

In the ordinary course of our business, most of our agreements with carriers and other distributors include indemnification provisions. In these provisions, we agree to indemnify them for losses suffered or incurred in connection with our games, including as a result of intellectual property infringement and damages caused by viruses, worms and other malicious software. The term of these indemnity provisions is generally perpetual after execution of the corresponding license agreement, and the maximum potential amount of future payments we could be required to make under these indemnification provisions is generally unlimited. Large future indemnity payments could harm our business, operating results and financial condition.

As a result of a majority of our revenues currently being derived from four wireless carriers, if any one of these carriers were unable to fulfill its payment obligations, our financial condition and results of operations would suffer.

As of December 31, 2005, our outstanding accounts receivable balances with Verizon Wireless, Sprint Nextel, Cingular Wireless and Vodafone were $1.7 million, $693,000, $581,000 and $277,000, respectively. Similarly, as of September 30, 2006, our outstanding accounts receivable balances with those carriers were $2.5 million, $1.8 million, $809,000 and $1.3 million, respectively. Since 53.5% of our outstanding accounts receivable at September 30, 2006 were with Verizon Wireless, Sprint Nextel, Cingular Wireless and Vodafone, we have a concentration of credit risk. If any of these carriers is unable to fulfill its payment obligations to us under our carrier agreements with them, our revenues could decline significantly and our financial condition might be harmed.

We may need to raise additional capital to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

The operation of our business and our efforts to grow our business further will require significant cash outlays and commitments. If our cash, cash equivalents and short-term investments balances and any cash generated from operations and from this offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our growth. We may not be able to raise needed cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common stock. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our growth and operating plans to the extent of available funding, which would harm our ability to grow our business.

We face risks associated with currency exchange rate fluctuations.

Although we currently transact approximately 60% of our business in U.S. Dollars, we also transact approximately one-third of our business in pounds sterling and Euros and a small portion of our business in other currencies. Conducting business in currencies other than U.S. Dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the U.S. Dollar relative to other currencies impact our revenues, cost of revenues and operating margins and result in foreign currency transaction gains and losses. To date, we have not engaged in exchange rate hedging activities. Even were we to implement hedging strategies to mitigate this risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

Our business in countries with a history of corruption and transactions with foreign governments, including with government owned or controlled wireless carriers, increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, deal with carriers and make sales in countries known to experience corruption, particularly certain emerging countries in East Asia, Eastern Europe and Latin America, and further international expansion may involve more of these countries. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. We have attempted to implement safeguards to discourage these practices by our employees, consultants, sales agents and distributors. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Changes to financial accounting standards and new exchange rules could make it more expensive to issue stock options to employees, which would increase compensation costs and might cause us to change our business practices.

We prepare our financial statements to conform with accounting principles generally accepted in the United States. These accounting principles are subject to interpretation by the Financial

Accounting Standards Board, or FASB, the SEC, and various other bodies. A change in those principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. For example, we have used stock options as a fundamental component of our employee compensation packages. We believe that stock options directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain in our employ. Several regulatory agencies and entities have made regulatory changes that could make it more difficult or expensive for us to grant stock options to employees. For example, the FASB released Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, that required us to record a charge to earnings for employee stock option grants beginning in 2006. In addition, regulations implemented by the NASDAQ Stock Market generally require stockholder approval for all stock option plans, which could make it more difficult for us to grant stock options to employees. We may, as a result of these changes, incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, any of which could materially and adversely affect our business, operating results and financial condition.

Risks Relating to Our Industry

Wireless communications technologies are changing rapidly, and we may not be successful in working with these new technologies.

Wireless network and mobile handset technologies are undergoing rapid innovation. New handsets with more advanced processors and supporting advanced programming languages continue to be introduced. In addition, networks that enable enhanced features, such as multiplayer technology, are being developed and deployed. We have no control over the demand for, or success of, these products or technologies. The development of new, technologically advanced games to match the advancements in handset technology is a complex process requiring significant research and development expense, as well as the accurate anticipation of technological and market trends. If we fail to anticipate and adapt to these and other technological changes, the available channels for our games may be limited and our market share and our operating results may suffer. Our future success will depend on our ability to adapt to rapidly changing technologies, develop mobile games to accommodate evolving industry standards and improve the performance and reliability of our games. In addition, the widespread adoption of networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our games.

Technology changes in our industry require us to anticipate, sometimes years in advance, which technologies we must implement and take advantage of in order to make our games and other mobile entertainment products competitive in the market. Therefore, we usually start our product development with a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competition may be able to achieve them more quickly and effectively than we can. In either case, our products may be technologically inferior to those of our competitors, less appealing to end users or both. If we cannot achieve our technology goals within the original development schedule of our products, then we may delay their release until these technology goals can be achieved, which may delay or reduce our revenues, increase our development expenses and harm our reputation. Alternatively, we may increase the resources employed in research and development in an attempt either to preserve our product launch schedule or to keep up with our competition, which would increase our development expenses. In either case, our business, operating results and financial condition could be materially harmed.

The complexity of and incompatibilities among mobile handsets may require us to use additional resources for the development of our games.

To reach large numbers of wireless subscribers, mobile entertainment publishers like us must support numerous mobile handsets and technologies. However, keeping pace with the rapid innovation of handset technologies together with the continuous introduction of new, and often incompatible, handset models by wireless carriers requires us to make significant investments in research and development, including personnel, technologies and equipment. In the future, we may be required to make substantial investments in our development if the number of different types of handset models continues to proliferate. In addition, as more advanced handsets are introduced that enable more complex, feature rich games, we anticipate that our per-game development costs will increase, which could increase the risks associated with the failure of any one game and could materially harm our operating results and financial condition.

If wireless subscribers do not continue to use their mobile handsets to access games and other applications, our business growth and future revenues may be adversely affected.

We operate in a developing industry. Our success depends on growth in the number of wireless subscribers who use their handsets to access data services and, in particular, entertainment applications of the type we develop and distribute. New or different mobile entertainment applications, such as streaming video or music applications, developed by our current or future competitors may be preferred by subscribers to our games. In addition, other mobile platforms such as the iPod and dedicated portable gaming platforms such as the PlayStation Portable and the Nintendo DS may become widespread, and end users may choose to switch to these platforms. If the market for our games does not continue to grow or we are unable to acquire new end users, our business growth and future revenues could be adversely affected. If end users switch their entertainment spending away from the games and related applications that we publish, or switch to portable gaming platforms or distribution where we do not have comparative strengths, our revenues would likely decline and our business, operating results and financial condition would suffer.

Our industry is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results.

Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of release of games and mobile handsets on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

A shift of technology platform by wireless carriers and mobile handset manufacturers could lengthen the development period for our games, increase our costs and cause our games to be of lower quality or to be published later than anticipated.

End users of games must have a mobile handset with multimedia capabilities enabled by technologies capable of running third-party games and related applications such as ours. Our development resources are concentrated in the BREW and Java platforms, and we have experience developing games for the i-mode, Mophun, Symbian and Windows Mobile Platforms. If one or more of these technologies fall out of favor with handset manufacturers and wireless carriers and there is a rapid shift to a technology platform such as Adobe Flash Lite or a new technology where we do not have development experience or resources, the development period for our games may be lengthened, increasing our costs, and the resulting games may be of lower quality, and may be published later than anticipated. In such an event, our reputation, business, operating results and financial condition might suffer.

System or network failures could reduce our sales, increase costs or result in a loss of end users of our games.

Mobile game publishers rely on wireless carriers’ networks to deliver games to end users and on their or other third parties’ billing systems to track and account for the downloading of their games. In certain circumstances, mobile game publishers may also rely on their own servers to deliver games on demand to end users through their carriers’ networks. In addition, certain subscription-based games such as World Series of Poker and entertainment products such as FOX Sports Mobile require access over the mobile Internet to our servers in order to enable features such as multiplayer modes, high score posting or access to information updates. Any failure of, or technical problem with, carriers’, third parties’ or our billing systems, delivery systems, information systems or communications networks could result in the inability of end users to download our games, prevent the completion of billing for a game, or interfere with access to some aspects of our games or other products. If any of these systems fails or if there is an interruption in the supply of power, an earthquake, fire, flood or other natural disaster, or an act of war or terrorism, end users might be unable to access our games. For example, from time to time, our carriers have experienced failures with their billing and delivery systems and communication networks, including gateway failures that reduced the provisioning capacity of their branded e-commerce system. Any failure of, or technical problem with, the carriers’, other third parties’ or our systems could cause us to lose end users or revenues or incur substantial repair costs and distract management from operating our business. This, in turn, could harm our business, operating results and financial condition.

The market for mobile games is seasonal, and our results may vary significantly from period to period.

Many new mobile handset models are released in the fourth calendar quarter to coincide with the holiday shopping season. Because many end users download our games soon after they purchase new handsets, we may experience seasonal sales increases based on the holiday selling period. However, due to the time between handset purchases and game purchases, most of this holiday impact occurs for us in our first quarter. In addition, we seek to release many of our games in conjunction with specific events, such as the release of a related movie. If we miss these key selling periods for any reason, our sales will suffer disproportionately. Likewise, if a key event to which our game release schedule is tied were to be delayed or cancelled, our sales would also suffer disproportionately. Further, for a variety of reasons, including roaming charges for data downloads that may make purchase of our games prohibitively expensive for many end users while they are traveling, we may experience seasonal sales decreases during the summer, particularly in Europe. If the level of travel increases or expands to other periods, our operating results and financial condition may be harmed. Our ability to meet game development schedules is affected by a number of factors, including the creative processes involved, the coordination of large and sometimes geographically dispersed development teams required by the increasing complexity of our games, and the need to fine-tune our games prior to their release. Any failure to meet anticipated development or release schedules would likely result in a delay of revenues or possibly a significant shortfall in our revenues and cause our operating results to be materially different than anticipated.

Our business depends on the growth and maintenance of wireless communications infrastructure.

Our success will depend on the continued growth and maintenance of wireless communications infrastructure in the United States and internationally. This includes deployment and maintenance of reliable next-generation digital networks with the speed, data capacity and security necessary to provide reliable wireless communications services. Wireless communications infrastructure may be unable to support the demands placed on it if the number of subscribers continues to increase, or if existing or future subscribers increase their bandwidth requirements. Wireless communications have experienced a variety of outages and other delays as a result of infrastructure and equipment failures, and could face outages and delays in the future. These outages and delays could reduce the level of wireless communications usage as well as our ability to distribute our games successfully. In addition, changes by a wireless carrier to network infrastructure may interfere with downloads of our games and may cause end users to lose functionality in our games that they have already downloaded. This could harm our business, operating results and financial condition.

Future mobile handsets may significantly reduce or eliminate wireless carriers’ control over delivery of our games and force us to rely further on alternative sales channels, which, if not successful, could require us to increase our sales and marketing expenses significantly.

Substantially all our games are currently sold through carriers’ branded e-commerce services. We have invested significant resources developing this sales channel. However, a growing number of handset models currently available allow wireless subscribers to browse the Internet and, in some cases, download applications from sources other than a carrier’s branded e-commerce service. In addition, the development of other application delivery mechanisms such as premium-SMS may enable subscribers to download applications without having to access a carrier’s branded e-commerce service. Increased use by subscribers of open operating system handsets or premium-SMS delivery systems will enable them to bypass carriers’ branded e-commerce services and could reduce the market power of carriers. This could force us to rely further on alternative sales channels where we may not be successful selling our games, and could require us to increase our sales and marketing expenses significantly. As with our carriers, we believe that inferior placement of our games and other mobile entertainment products in the menus of off-deck distributors will result in lower revenues than might otherwise be anticipated from these alternative sales channels. We may be unable to develop and promote our direct website distribution sufficiently to overcome the limitations and disadvantages of off-deck distribution channels. This could harm our business, operating results and financial condition.

Actual or perceived security vulnerabilities in mobile handsets or wireless networks could adversely affect our revenues.

Maintaining the security of mobile handsets and wireless networks is critical for our business. There are individuals and groups who develop and deploy viruses, worms and other illicit code or malicious software programs that may attack wireless networks and handsets. Security experts have identified computer “worm” programs, such as “Cabir” and “Commwarrior.A,” and viruses, such as “Lasco.A,” that target handsets running on the Symbian operating system. Although these worms have not been widely released and do not present an immediate risk to our business, we believe future threats could lead some end users to seek to return our games, reduce or delay future purchases of our games or reduce or delay the use of their handsets. Wireless carriers and handset manufacturers may also increase their expenditures on protecting their wireless networks and mobile phone products from attack, which could delay adoption of new handset models. Any of these activities could adversely affect our revenues and this could harm our business, operating results and financial condition.

If a substantial number of the end users that purchase our games by subscription change mobile handsets or if wireless carriers switch to subscription plans that require active monthly renewal by subscribers, our sales could suffer.

Subscriptions represent a significant portion of our revenues. As handset development continues, over time an increasing percentage of end users who already own one or more of our subscription games will likely upgrade from their existing handsets. With some wireless carriers, it is not currently feasible for these end users to transfer their existing subscriptions from one handset to another. In addition, carriers may switch to subscription billing systems that require end users to actively renew, or opt-in, each month from current systems that passively renew unless end users take some action to opt-out of their subscriptions. In either case, unless we are able to re-sell subscriptions to these end users or replace these end users with other end users, our sales would suffer and this could harm our business, operating results and financial condition.

Changes in government regulation of the media and wireless communications industries may adversely affect our business.

It is possible that a number of laws and regulations may be adopted in the United States and elsewhere that could restrict the media and wireless communications industries, including laws and regulations regarding customer privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through wireless carriers. We anticipate that regulation of our industry will increase and that we will be required to devote legal and other resources to address this regulation. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the media and wireless communications industries may lessen the growth of wireless communications services and may materially reduce our ability to increase or maintain sales of our games.

A number of studies have examined the health effects of mobile phone use, and the results of some of the studies have been interpreted as evidence that mobile phone use causes adverse health effects. The establishment of a link between the use of mobile phone services and health problems, or any media reports suggesting such a link, could increase government regulation of, and reduce demand for, mobile phones and, accordingly, the demand for our games and related applications, and this could harm our business, operating results and financial condition.

Risks Related to Ownership of Our Common Stock

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations among the underwriters, the selling stockholders and us. This initial public offering price may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our stock;

•	ratings downgrades by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of key personnel;

•	lawsuits threatened or filed against us;

•	future sales of our common stock by our executive officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular The NASDAQ Global Market on which our common stock will be listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could have substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results and financial condition.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified members for our board of directors.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the NASDAQ Stock Market. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. This can be difficult to do. For example, we depend on the reports of wireless carriers for information regarding the amount of sales of our games and related applications and to determine the amount of royalties we owe branded content licensors and the amount of our revenues. These reports may not be timely, and in the past they have contained, and in the future they may contain, errors.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. We have a substantial effort ahead of us to implement appropriate processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results and financial condition. These efforts will also involve substantial accounting-related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.

The Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Stock Market will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of the NASDAQ Stock Market rules, and officers will be significantly curtailed.

Purchasers in this offering will suffer immediate substantial dilution.

If you purchase shares of our common stock in this offering, the book value of your shares will immediately be $      less than the price you paid. This effect is known as dilution. If previously granted options or warrants are exercised, additional dilution will occur. As of December 31, 2006, options to purchase 8,645,992 shares of our common stock with a weighted average exercise price of approximately $1.68 per share were outstanding. Subsequent to December 31, 2006, we granted additional options to purchase an aggregate of 185,700 shares of our common stock at a weighted average exercise price of $3.55 per share. In addition, as of the date of this prospectus, warrants to purchase an aggregate of 687,223 shares of our common stock with a weighted average exercise price of $1.74 were outstanding. Exercise of these options and warrants will result in additional dilution to purchasers of our common stock in this offering.

A significant portion of our total outstanding shares may be sold into the market in the near future. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock or if there is a large number of shares of our common stock available for sale. After this offering, we will have outstanding                     shares of our common stock based on the number of shares outstanding as of December 31, 2006 and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 63,413,858 shares, or     % of our outstanding shares after this offering, are currently restricted as a result of market standoff and/or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of Shares and	Date Available for Sale
% of Total Outstanding	into Public Market

61,713,144 shares, or %	180 days after the date of this prospectus, sales of 48,548,662 of which will be subject to volume and other limitations.
1,700,714 shares, or %	More than 180 days after the date of this prospectus, as restricted stock vests and shares are released from escrow

After this offering, the holders of an aggregate of 47,571,918 shares of our common stock or subject to warrants outstanding as of December 31, 2006 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register all of our shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff and/or lock-up agreements.

The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in our control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering other than the use of $10.9 million to repay in full the principal and accrued interest on our outstanding loan from Pinnacle Ventures. Our management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions and other general corporate purposes. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Some provisions in our restated certificate of incorporation, restated bylaws and Delaware law and the terms of some of our licensing and distribution agreements may deter third parties from acquiring us.

The terms of a number of our agreements with branded content owners and wireless carriers effectively provide that, if we undergo a change of control, the applicable content owner or carrier will be entitled to terminate the relevant agreement. In addition, our restated certificate of incorporation and restated bylaws that will become effective immediately following the completion of this offering will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors will be classified into three classes of directors with staggered three-year terms;

•	only our chairman of the board, our lead independent director, our chief executive officer, our president or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	our stockholders will be able to take action only at a meeting of stockholders and not by written consent;

•	only our board of directors and not our stockholders will be able to fill vacancies on our board of directors;

•	our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions and other provisions in our charter documents could discourage, delay or prevent a transaction involving a change in our control. Any delay or prevention of a change of control transaction could cause stockholders to lose a substantial premium over the then-current market price of their shares. These provisions could also discourage proxy contests and could make it more difficult for you and other stockholders to elect directors of your choosing or to cause us to take other corporate actions you desire.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements. We may, in some cases, use words, such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and expressions that convey uncertainty about future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

•	our expectations regarding our revenues, expenses and operations and our ability to achieve and then sustain profitability;

•	our anticipated capital expenditures and cash needs and our estimates regarding our capital requirements;

•	our ability to expand our base of end users and relationships with wireless carriers and branded content owners;

•	our ability to expand our product offerings and our ability to develop games for other platforms;

•	our anticipated growth strategies and sources of new revenues;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	the impact of seasonality on our business;

•	the amount of external development resources that we intend to use;

•	our expectations regarding the royalty rates for intellectual property that we license and our publishing of original games;

•	our ability to estimate accurately for purposes of preparing our consolidated financial statements;

•	our ability to find future acquisition opportunities on favorable terms or at all;

•	our intention to license additional brands and other intellectual property;

•	our international expansion plans and our anticipated international revenue growth;

•	our ability to stay abreast of modified or new laws applying to our business; and

•	our spending of the net proceeds from this offering.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks, uncertainties and factors include those we discuss in this prospectus under the caption “Risk Factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains statistical data that we obtained from industry publications and reports. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we have not independently verified the data contained in these industry publications and reports, based on our industry experience we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the            shares of common stock that we are selling in this offering of approximately $      million, based on an assumed initial public offering price of $      per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $      million. We will not receive any proceeds from the sale of shares by the selling stockholders pursuant to the exercise of the underwriters’ option, if it is exercised.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use approximately $10.9 million of the net proceeds of this offering to repay in full the principal and accrued interest on our outstanding loan from Pinnacle Ventures, based on amounts accrued as of December 31, 2006. The loan has an interest rate of 11% and has a maturity date of June 2009. We used the net proceeds of this loan for working capital and general corporate purposes. We expect to use the remaining net proceeds of this offering for general corporate purposes, including:

•	expansion of our domestic and international sales and marketing activities, which may include increasing the number of our direct sales and marketing personnel and investing in advertising and marketing to increase brand awareness for specific games and for the Glu brand;

•	expansion of our international development and quality assurance capabilities in Asia Pacific, Latin America and EMEA, which may include hiring additional personnel in current offices and opening new offices to expand development and porting capacity;

•	activities to increase our carrier and other distribution channels;

•	possible advances for license agreements; and

•	other corporate opportunities that may arise in the future.

We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant. Our existing loan agreement with Pinnacle Ventures prohibits payment of dividends prior to the effective date of the registration statement covering this offering.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the automatic conversion of all outstanding shares of our preferred stock into 47,040,945 shares of our common stock, as if this had occurred as of September 30, 2006, and (ii) the reclassification of our preferred stock warrant liability to additional paid-in capital upon the conversion of warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect, in addition, (i) the sale by us of the shares of common stock offered by us in this offering, excluding the underwriters’ option to purchase additional shares of our common stock in this offering, at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, (ii) the amendment and restatement of our certificate of incorporation immediately following the completion of this offering and (iii) the use of approximately $10.9 million of the net proceeds of this offering to repay in full the principal and accrued interest on our loan from Pinnacle Ventures.

You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	September 30, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(In thousands)
Current portion of long-term debt	$3,226	$3,226	$—

Long-term debt, less current portion	$8,331	$8,331	$—

Preferred stock warrant liability	2,034	—	—

Mandatorily redeemable convertible preferred stock (Series A – D-1), $0.0001 par value per share; 37,639,842 shares authorized, 36,773,066 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	57,246	—	—

Special junior redeemable preferred stock, $0.0001 par value per share; 13,454,516 shares authorized, 10,267,879 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	19,098	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual or pro forma; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.0001 par value per share; 100,000,000 shares authorized, 16,128,544 shares issued and outstanding, actual; 100,000,000 shares authorized, 63,169,489 shares issued and outstanding, pro forma; 250,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	2	6
Additional paid-in capital	19,234	97,608
Deferred stock-based compensation	(562)	(562)	(562)
Accumulated other comprehensive loss	229	229	229
Accumulated deficit	(43,666)	(43,666)	(43,666)

Total stockholders’ equity (deficit)	(24,763)	53,615

Total capitalization	$61,946	$61,946	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of pro forma as adjusted additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares of our common stock in this offering is exercised in full, the amount of pro forma as adjusted additional paid-in capital, total stockholders’ equity (deficit) and total capitalization would increase by approximately $ , and we would have shares of our common stock issued and outstanding.

In the table above, the number of shares outstanding as of September 30, 2006 does not include:

•	8,135,394 shares issuable upon the exercise of stock options outstanding as of September 30, 2006 with a weighted average exercise price of approximately $1.45 per share;

•	687,223 shares issuable upon the exercise of warrants outstanding as of September 30, 2006 with a weighted average exercise price of approximately $1.74 per share; and

•	shares to be reserved for issuance under our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and contains provisions that automatically increase its share reserve each year, as more fully described in “Management — Employee Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma net tangible book value of our common stock after this offering. As of September 30, 2006, our pro forma net tangible book value was approximately $10.7 million, or $0.17 per share, based upon 63,169,489 shares outstanding as of this date. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of outstanding shares of our common stock, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock and the reclassification of our preferred stock warrant liability to additional paid-in capital upon the conversion of warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock upon the completion of this offering.

After giving effect to the sale by us of the           shares of common stock offered by us in this offering at an assumed initial public offering price of $      per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2006	$0.17
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $      would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution in pro forma as adjusted net tangible book value to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the pro forma net tangible book value per share after giving effect to this offering would be $      per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $      per share.

The following table summarizes on the pro forma as adjusted basis described above, the difference between our existing stockholders and the purchasers of shares of our common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share paid to us, based on an assumed initial public offering price of $      per share, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders	63,169,489		%	$92,658,374		%	$1.47
New investors

Total		100.0%			100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The above discussion and tables assume no exercise of our stock options or warrants outstanding as of September 30, 2006, consisting of 8,135,394 shares of our common stock issuable upon the exercise of stock options with a weighted average exercise price of approximately $1.45 per share and 687,223 shares of our common stock issuable upon the exercise of warrants with a weighted average exercise price of approximately $1.74 per share. If all of these options and warrants were exercised, then:

•	there will be an additional $ per share of dilution to new investors;

•	our existing stockholders, including the holders of these options and warrants, would own % and our new investors would own % of the total number of shares of our common stock outstanding upon the completion of this offering; and

•	our existing stockholders, including the holders of these options and warrants, would have paid % of total consideration, at an average price per share of $ , and our new investors would have paid % of total consideration.

SELECTED CONSOLIDATED FINANCIAL DATA
You should read the selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.
The following table presents selected historical financial data. We derived the statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 and the balance sheet data as of December 31, 2004 and 2005 and September 30, 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statements of operations data for the period from May 16, 2001 (inception) through December 31, 2001 and the year ended December 31, 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 from our audited consolidated financial statements that do not appear in this prospectus. We derived the statement of operations data for the nine months ended September 30, 2005 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary to state fairly the results of operations for the nine months ended September 30, 2005. Our historical results are not necessarily indicative of the results we expect in the future, and our results for the nine months ended September 30, 2006 should not be considered indicative of results we expect for the full fiscal year.
The pro forma per share data give effect to the conversion of all our outstanding convertible preferred stock into common stock upon the completion of this offering and adjustments to eliminate accretion to preferred stock and the charges associated with the cumulative effect change and subsequent remeasurement to fair value of our preferred stock warrants. For further information concerning the calculation of pro forma per share information, please refer to note 2 of our notes to consolidated financial statements.

	May 16, 2001
	(Inception)
	Through					Nine Months
	December 31,	Year Ended December 31,				Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands, except per share amounts)

Consolidated Statements of Operations Data:
Revenues	$—	$22	$1,790	$7,022	$25,651	$18,871	$31,863
Cost of revenues:
Royalties	—	2	258	1,359	7,256	5,234	9,750
Impairment of prepaid royalties and guarantees	—	—	—	231	1,645	525	224
Amortization of intangible assets	—	—	—	126	2,823	2,202	1,224
Impairment of intangible assets	—	—	—	—	1,103	—	—

Total cost of revenues	—	—	258	1,716	12,827	7,961	11,198

Gross profit	—	20	1,532	5,306	12,824	10,910	20,665

Operating expenses(1):
Research and development	190	1,623	3,352	6,474	14,557	10,775	11,346
Sales and marketing	35	392	697	3,692	8,515	6,359	8,317
General and administrative	229	1,015	1,342	3,468	8,434	5,640	7,684
Amortization of intangible assets	—	—	—	26	616	463	476
Restructuring charge	—	—	—	—	450	—	—
Acquired in-process research and development	—	—	—	—	—	—	1,500

Total operating expenses	454	3,030	5,391	13,660	32,572	23,237	29,323

Loss from operations	(454)	(3,010)	(3,859)	(8,354)	(19,748)	(12,327)	(8,658)
Interest and other income (expense), net	(4)	39	11	(69)	541	351	(904)

Loss before income taxes and cumulative effect of change in accounting principle	(458)	(2,971)	(3,848)	(8,423)	(19,207)	(11,976)	(9,562)
Income tax benefit (provision)	—	—	—	101	1,621	943	(437)

Loss before cumulative effect of change in accounting principle	(458)	—	(3,848)	(8,322)	(17,586)	(11,033)	(9,999)
Cumulative effect of change in accounting principle	—	—	—	—	(315)	(315)	—

Net loss	(458)	(2,971)	(3,848)	(8,322)	(17,901)	(11,348)	(9,999)
Accretion to preferred stock	—	—	(533)	(1,351)	(63)	(45)	(56)

Net loss attributable to common stockholders	$(458)	$(2,971)	$(4,381)	$(9,673)	$(17,964)	$(11,393)	$(10,055)

Net loss per share attributable to common stockholders — basic and diluted
Loss before cumulative effect of change in accounting principle	$(5.21)	$(1.36)	$(1.23)	$(1.85)	$(1.46)	$(0.94)	$(0.69)
Cumulative effect of change in accounting principle	—	—	—	—	(0.02)	(0.02)	—
Accretion to preferred stock	—	—	(0.16)	(0.30)	(0.01)	(0.01)	—

Net loss per share attributable to common stockholders — basic and diluted	$(5.21)	$(1.36)	$(1.39)	$(2.15)	$(1.49)	$(0.97)	$(0.69)

Weighted average common shares outstanding	88	2,188	3,141	4,499	12,072	11,774	14,534

Pro forma net loss per share — basic and diluted					$(0.39)		$(0.15)

Pro forma weighted average common shares outstanding					45,091		58,266

(1)	Includes stock-based compensation expense as follows:

	May 16, 2001
	(Inception)					Nine Months
	Through					Ended
	December 31,	Year Ended December 31,				September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands)

Research and development	$—	$—	$—	$28	$158	$154	$100
Sales and marketing	—	—	—	59	132	107	131
General and administrative	—	—	32	454	987	733	735

	December 31,					September 30,
	2001	2002	2003	2004	2005	2006
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$3,866	$813	$1,888	$8,393	$21,616	$14,384
Working capital	3,748	705	2,252	9,540	21,640	16,527
Total assets	3,883	1,023	3,188	37,608	49,498	76,419
Preferred stock warrant liability	—	—	—	—	374	2,034
Long-term debt, including current portion	—	—	—	—	102	11,557
Redeemable preferred stock	4,208	4,208	10,259	31,495	57,190	76,344
Total stockholders’ deficit	(443)	(3,384)	(7,836)	(1,418)	(17,393)	(24,763)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Glu Mobile is a leading global publisher of mobile games. We have developed and published a portfolio of more than 100 casual and traditional games to appeal to a broad cross section of the over one billion subscribers served by our more than 150 wireless carriers and other distributors. We create games and related applications based on third-party licensed brands and other intellectual property, as well as on our own original brands and intellectual property. Our games based on licensed intellectual property include Deer Hunter, Diner Dash, Monopoly, Sonic the Hedgehog, World Series of Poker and Zuma. Our original games based on our own intellectual property include Alpha Wing, Ancient Empires, Blackjack Hustler, Stranded and Super K.O. Boxing.

We seek to attract end users by developing engaging content that is designed specifically to take advantage of the portability and networked nature of mobile handsets. We leverage the marketing resources and distribution infrastructures of wireless carriers and the brands and other intellectual property of third-party content owners, which allows us to focus our efforts on developing and publishing high-quality mobile games.

We believe that improving quality and greater availability of mobile games are increasing end-user awareness of and demand for mobile games. At the same time, carriers and branded content owners are focusing on a small group of publishers that have the ability to produce high-quality mobile games consistently and port them rapidly and cost effectively to a wide variety of handsets. Additionally, branded content owners are seeking publishers that have the ability to distribute games globally through relationships with most or all of the major carriers. We believe we have created the requisite development and porting technology and have achieved the requisite scale to be in this group. We also believe that leveraging our carrier and content owner relationships will allow us to grow our revenues without corresponding percentage growth in our infrastructure and operating costs.

Our revenue growth rate will depend significantly on continued growth in the mobile game market and our ability to continue to attract new end users in that market. Our ability to attain profitability will be affected by the extent to which we must incur additional expenses to expand our sales, marketing, development, and general and administrative capabilities to grow our business. The largest component of our expenses is personnel costs. Personnel costs consist of salaries, benefits and incentive compensation, including bonuses and stock-based compensation, for our employees. Our operating expenses will continue to grow in absolute dollars, assuming our revenues continue to grow. As a percentage of revenues, we expect these expenses to decrease.

We were incorporated in May 2001 and introduced our first mobile games to the market in July 2002. In December 2004 and in March 2006, we acquired Macrospace and iFone, respectively, each a mobile game developer and publisher based in the United Kingdom. In the third quarter of 2005, we opened a Hong Kong office; in the third quarter of 2006, we opened an office in France; and, in the fourth quarter of 2006, we opened additional offices in Brazil and Germany.

We acquired Macrospace in order to continue to develop and secure direct distribution relationships with the leading wireless carriers, to deepen and broaden our game library, to acquire access and rights to leading licenses and franchises (including original intellectual property) and to augment our internal production and publishing resources. We acquired iFone in order to continue to deepen and broaden our game library, to acquire access and rights to leading licenses and franchises and to augment our external production resources. These acquisitions were part of our strategy of expanding into Europe to address the desire of wireless carriers to work with publishers that have large and diverse portfolios of high-quality games based on well-known brands and of branded content owners to work with publishers that have global distribution capabilities. These acquisitions:

•	enabled us to port the acquired companies’ games to additional handsets and distribute them in other geographies;

•	enabled us to distribute our original and licensed intellectual property in the geographies where these companies had distribution relationships;

•	provided complementary technical production capabilities that enabled the combined companies to create products superior to those developed by either separately;

•	enabled us to develop games targeted to the European market, and localize our existing games;

•	expanded and deepened our management capacity and capability to conduct business globally; and

•	enabled us to compete for licenses on a broader scale because of enhanced distribution and production capabilities.

We believe that these acquisitions, together with our internal growth, have significantly enhanced our attractiveness to wireless carriers and branded content owners, allowing us to pursue our ongoing strategy.

Revenues

We generate the vast majority of our revenues from wireless carriers that market and distribute our games. These carriers generally charge a one-time purchase fee or a monthly subscription fee on their subscribers’ phone bills when the subscribers download our games to their mobile phones. The carriers perform the billing and collection functions and generally remit to us a contractual fee or a contractual percentage of their collected fee for each game. We recognize as revenues the percentage of the fees due to us from the carrier (see “— Critical Accounting Policies and Estimates — Revenue Recognition” below). End users may also initiate the purchase of our games through various Internet portal sites or through other delivery mechanisms, with carriers generally continuing to be responsible for billing, collecting and remitting to us a portion of their fees. To date, eliminating the impact of our acquisitions, our domestic revenues have grown more rapidly than our international revenues, and this trend may continue.

Cost of Revenues

Our cost of revenues consists primarily of royalties that we pay to content owners from which we license brands and other intellectual property and, to a limited extent, to certain external developers. Our cost of revenues also includes noncash expenses — amortization of certain acquired intangible assets, any impairment of those intangible assets, and any impairment of prepaid royalties and guarantees. We record advance royalty payments made to content licensors as prepaid royalties on our balance sheet when payment is made to the licensor. We recognize royalties in cost of revenues based upon the revenues derived from the relevant game multiplied by the applicable royalty rate. If our licensors earn royalties in excess of their advance royalties, we also recognize these excess royalties as cost of revenues in the period they are earned by the licensor. If applicable, we will record an impairment of prepaid royalties or accrue for future guaranteed royalties that are in excess of anticipated demand or net realizable value. At each balance sheet date, we perform a detailed review of prepaid royalties and guarantees that considers multiple factors, including forecasted demand, game life cycle status, game development plans, and current and anticipated sales levels.

We pay some of our external developers, especially in Europe, royalties in addition to payments for game development costs. We recognize these royalties as cost of revenues in the period the developer earns the royalties based upon the revenues derived from the relevant game multiplied by the applicable royalty rate. We expense the costs for development of our games prior to technological feasibility as we incur them throughout the development process, and we include these costs in research and development expenses (see “— Critical Accounting Policies and Estimates — Software Development Costs” below). To date, royalties paid to developers have not been significant, but we expect them to increase in aggregate amount based on our existing contracts with developers.

Absent further impairments of existing intangible assets, we expect amortization of intangible assets included in cost of revenues to be $552,000 in the fourth quarter of 2006, $2.1 million in 2007, $883,000 in 2008, $526,000 in 2009, $354,000 in 2010 and $84,000 in 2011. These amounts would likely increase if we make future acquisitions.

Gross Margin

Our gross margin is determined principally by the mix of games that we license. Our games based on licensed intellectual property require us to pay royalties to the licensor and the royalty rates in our licenses vary significantly; our original Glu-branded games, which are based on our own intellectual property, require no royalty payments to licensors. There are multiple internal and external factors that affect the mix of revenues from licensed games and Glu-branded games, including the overall number of licensed games and Glu-branded games available for sale during a particular period, the extent of our and our carriers’ marketing efforts for each game, and the deck placement of each game on our carriers’ mobile handsets. We believe the success of any individual game during a particular period is affected by its quality and third-party ratings, its marketing and media exposure, its consumer recognizability, its overall acceptance by end users and the availability of competitive games. If our product mix shifts more to licensed games or games with higher royalty rates, our gross margin would decline. Our gross margin is also adversely affected by ongoing amortization of acquired intangible assets, such as licensed content, games, trademarks and carrier contracts, that are directly related to revenue-generating activities and by periodic charges for impairment of these assets and of prepaid royalties and guarantees. These charges can cause gross margin variations, particularly from quarter to quarter.

Operating Expenses

Our operating expenses primarily include research and development expenses, sales and marketing expenses and general and administrative expenses. They have in the past also included amortization of acquired intangible assets not directly related to revenue-generating activities and, in one period, a restructuring charge and a charge for acquired in-process research and development.

Research and Development.  Our research and development expenses consist primarily of salaries and benefits for employees working on creating, developing, porting, quality assurance, carrier certification and deployment of our games, on technologies related to interoperating with our various wireless carriers and on our internal platforms, payments to third parties for developing and porting of our games, and allocated facilities costs.

We devote substantial resources to the development, porting and quality assurance of our games and expect this to continue in the future. We believe that developing games internally through our own development studios allows us to increase operating margins, leverage the technology we have developed and better control game delivery. During 2006, as a result of our acquisition of iFone, we substantially increased our use of external development resources, but we currently do not expect further significant increases in expenses for external development. Our games generally require six months to one year to produce, based on the complexity and feature set of the game developed, the number of carrier wireless platforms and mobile handsets covered, and the experience of the internal or external developer. We expect our research and development expenses will increase in absolute terms as we continue to create new games and technologies, but that these expenses will continue to decline as a percentage of revenues.

Sales and Marketing.  Our sales and marketing expenses consist primarily of salaries, benefits and incentive compensation for sales and marketing personnel, expenses for advertising, trade shows, public relations and other promotional and marketing activities, expenses for general business development activities, travel and entertainment expenses and allocated facilities costs. We expect sales and marketing expenses to increase in absolute terms with the growth of our business and as we further promote our games and the Glu brand. Although we expect our variable marketing expenses to increase at least as rapidly as our revenues, we expect that our sales and marketing headcount will not increase as rapidly as revenues and that therefore sales and marketing expenses will continue to decrease as a percentage of revenues.

General and Administrative.  Our general and administrative expenses consist primarily of salaries and benefits for general and administrative personnel, consulting fees, legal, accounting and other professional fees, information technology costs and allocated facilities costs. We expect that general and administrative expenses will increase in absolute terms as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company. We also expect that these expenses will increase because of the additional costs to comply with the Sarbanes-Oxley Act and related regulation, our efforts to expand our international operations and, in the near term, additional accounting costs related to the public offering of our common stock. However, we expect these expenses to continue to decrease as a percentage of revenues.

Based on our current revenue and expense projections, we expect that our various operating expense categories will decline as a percentage of revenues. We could fail to increase our revenues as anticipated, and we could decide to increase expenses in one or more categories to respond to competitive pressures or for other reasons. In these cases and others, it is possible that one or more of our operating expense categories would not decline as a percentage of revenues.

Amortization of Intangible Assets.  We record amortization of acquired intangible assets that are directly related to revenue-generating activities as part of our cost of revenues and amortization of the remaining acquired intangible assets, such as noncompetition agreements, as part of our operating expenses. We record intangible assets on our balance sheet based upon their fair value at the time they are acquired. We determine the fair value of the intangible assets using a discounted cash flows approach. We amortize the amortizable intangible assets using the straight-line method over their estimated useful lives of two to six years. Absent impairments of existing intangible assets, we expect amortization of existing intangible assets to be $140,000 in the fourth quarter of 2006, $266,000 in 2007, $267,000 in 2008, $267,000 in 2009 and $256,000 in 2010. These amounts would likely increase if we make future acquisitions.

Restructuring Charge.  In 2005, we undertook restructuring activities to reduce our ongoing operating expenses. The resulting restructuring charge principally consisted of costs associated with employee termination benefits. We recorded these costs as an operating expense when we communicated the benefit arrangement to the employee and no significant future services, other than a minimum retention period, were required of the employee in order to earn the termination benefits.

Acquired In-Process Research and Development.  We classify all development projects acquired in business combinations as acquired in-process research and development, or IPR&D, if the feasibility of the acquired technology has not been established and no future alternative uses exist. We expense the fair value of IPR&D at the time it is acquired. We determine the fair value of the IPR&D using a discounted cash flows approach. In estimating the appropriate discount rate, we consider, among other things, the risks to developing technology given changes in trends and technology in our industry. In 2006, we expensed the fair value of IPR&D acquired in the iFone transaction.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, includes interest income, interest expense, accretion of the debt discount related to the warrants issued to Pinnacle Ventures in conjunction with its March 2006 loan to us, changes in our preferred stock warrant liability and foreign currency transaction gains and losses. Following the completion of this offering when our outstanding warrants to purchase redeemable convertible preferred stock convert into warrants to purchase common stock, we will no longer be required to record changes in our preferred stock warrant liability under Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5, or accretion in the debt discount related to the Pinnacle Ventures warrants. Following this offering, we will have additional cash, cash equivalents and short-term investments of approximately $           resulting from the net proceeds of this offering. This will likely cause a substantial increase in our interest income.

Accounting for Income Taxes

We are subject to tax in the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current United States income tax depending on whether these earnings are subject to U.S. income tax based upon U.S. anti-deferral rules, such as Subpart F of the Internal Revenue Code of 1986, as amended, or the Code. In addition, some revenues generated outside of the United States and the United Kingdom may be subject to withholding taxes. In some cases, these withholding taxes may be deductible on a current basis or may be available as a credit to offset future income taxes depending on a variety of factors.

We record a valuation allowance to reduce any deferred tax asset to the amount that is more likely than not to be realized. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. Such an adjustment would increase our income in the period the determination is made. Historically, we have incurred operating losses and have generated significant net operating loss carryforwards. At September 30, 2006, we had net operating loss carryforwards of approximately $28.5 million and $28.6 million for federal and state tax purposes, respectively. These carryforwards will expire from 2011 to 2025. Our ability to use our net operating loss carryforwards to offset any future taxable income may be subject to restrictions attributable to equity transactions that result in changes of ownership as defined by section 382 of the Code.

As of December 31, 2005, the federal research and development credit expired. Therefore, the 2006 tax calculations only reflect the California research and development credit. In late December 2006, Congress passed legislation that reinstated the federal credit retroactively to January 1, 2006. As a result, we will recognize an additional credit in the fourth quarter of 2006.

Beginning on January 1, 2007, we will be accounting for uncertainty in income taxes in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109. As of September 30, 2006, we have not determined what the cumulative impact of adopting this change in accounting method will be.

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued FSP 150-5. FSP 150-5 affirms that freestanding warrants to purchase shares that are redeemable are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the outstanding freestanding warrants to purchase our convertible preferred stock are liabilities that must be recorded at fair value each quarter, with the changes in estimated fair value in the quarter recorded as other expense or income in our statement of operations.

We adopted FSP 150-5 as of July 1, 2005 and recorded an expense of $315,000 for the cumulative effect of the change in accounting principle to reflect the estimated fair value of these warrants as of that date. We recorded income of $85,000 and expense of $1.1 million in other income (expense), net, for the remainder of 2005 and the first nine months of 2006, respectively, to reflect further increases or decreases in the estimated fair value of the warrants. The pro forma effect of the adoption of FSP 150-5 on our results of operations for 2004 and 2005, if applied retroactively as if SFAS No. 150 had been adopted in those years, was not material. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model. This model utilizes as inputs the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying convertible preferred stock.

Our management considered the capital structure analysis utilized in the common stock valuations prepared by Duff & Phelps, LLC, an independent valuation firm, as of September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006, September 7, 2006 and December 31, 2006 in determining the preferred stock value.

Accretion of Preferred Stock

Our Series A, B, C, D and D-1 mandatorily redeemable convertible preferred stock has a mandatory redemption provision. In each quarterly and annual period, we accrete the amount that is necessary to adjust the recorded balance of this preferred stock to an amount equal to its estimated redemption value at its redemption date using the effective interest method. The redemption value is the greater of the par value of the preferred stock plus any dividends declared and unpaid or its estimated fair value using the effective interest method. Each share of our outstanding preferred stock will automatically convert to common stock if this offering is completed, results in proceeds of at least $50 million and has an offering price in excess of $4.50 per share, and we will cease accreting upon this conversion.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the periods presented. Although we believe that our estimates and judgments are reasonable under the circumstances existing at the time these estimates and judgments are made, actual results may differ from those estimates, which could affect our consolidated financial statements.

We believe the following to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	revenue recognition;

•	advance or guaranteed licensor royalty payments;

•	long-lived assets;

•	goodwill;

•	software development costs;

•	stock-based compensation; and

•	income taxes.

Revenue Recognition

We derive our revenues primarily by licensing software products in the form of mobile games. License arrangements with our end users can be on a perpetual or subscription basis. A perpetual license gives an end user the right to use the licensed game on the registered mobile handset on a perpetual basis. A subscription license gives an end user the right to use the licensed game on the registered handset for a limited period of time, ranging from a few days to as long as one month. We distribute our products primarily through wireless carriers, which market our games to end users. Carriers usually bill license fees for perpetual and subscription licenses upon download of the game software by the end user. In the case of subscription licenses, many subscriber agreements provide for automatic renewal until the subscriber opts-out, while the others provide for opt-in renewal. In either case, subsequent billings for subscription licenses are generally billed monthly. We apply the provisions of Statement of Position 97-2, Software Revenue Recognition, as amended by Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, to all transactions.

We recognize revenues from our games when persuasive evidence of an arrangement exists, the game has been delivered, the fee is fixed or determinable, and the collection of the resulting receivable is probable. For both perpetual and subscription licenses, we consider a signed license agreement to be evidence of an arrangement with a carrier and a “clickwrap” agreement to be evidence of an arrangement with an end user. For these licenses, we define delivery as the download of the game by the end user.

We estimate revenues from carriers in the current period when reasonable estimates of these amounts can be made. Several carriers provide reliable interim preliminary reporting and others report sales data within a reasonable time frame following the end of each month, both of which allow us to make reasonable estimates of revenues and therefore to recognize revenues during the reporting period when the end user licenses the game. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but it is possible that actual results may differ from our estimates. Our estimates for revenues include consideration of factors such as preliminary sales data, carrier-specific historical sales trends, the age of games and the expected impact of newly launched games, successful introduction of new handsets, promotions during the period and economic trends. When we receive the final carrier reports, to the extent not received within a reasonable time frame following the end of each month, we record any differences between estimated revenues and actual revenues in the reporting period when we determine the actual amounts. Historically, the revenues on the final revenue report have not differed by more than one-half of 1% of the reported revenues for the period, which we deemed to be immaterial. Revenues earned from certain carriers may not be reasonably estimated. If we are unable to reasonably estimate the amount of revenue to be recognized in the current period, we recognize revenues upon the receipt of a carrier revenue report and when our portion of a game’s licensed revenues is fixed or determinable and collection is probable. To monitor the reliability of our estimates, our management, where possible, reviews the revenues by carrier and by game on a weekly basis to identify unusual trends such as differential adoption rates by carriers or the introduction of new handsets. If we deem a carrier not to be creditworthy, we defer all revenues from the arrangement with that carrier until we receive payment and all other revenue recognition criteria have been met.

In accordance with Emerging Issues Task Force, or EITF, Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, we recognize as revenues the amount the carrier reports as payable to us upon the sale of our games. We have evaluated our carrier agreements and have determined that we are not the principal when selling our games through carriers. Key indicators that we evaluated in reaching this determination included:

•	wireless subscribers directly contract with their carriers, which have most of the service interaction and are generally viewed as the primary obligor by the subscribers;

•	carriers generally have significant control over the types of games that they offer to their subscribers;

•	carriers are directly responsible for billing and collecting fees from their subscribers, including the resolution of billing disputes;

•	carriers generally pay us a fixed percentage of their revenues or a fixed fee for each game;

•	carriers generally must approve the price of our games in advance of their sale to subscribers, and our more significant carriers generally have the ability to set the ultimate price charged to their subscribers; and

•	we have limited risks, including no inventory risk and limited credit risk.

Advance or Guaranteed Licensor Royalty Payments

Our royalty expenses consist of fees that we pay to branded content owners for the use of their intellectual property, including trademarks and copyrights, in the development of our games. Royalty-based obligations are either paid in advance and capitalized on our balance sheet as prepaid royalties or accrued as incurred and subsequently paid. These royalty-based obligations are expensed to cost of revenues at the greater of the revenues derived from the relevant game multiplied by the applicable contractual rate or an effective royalty rate based on expected net product sales. Advanced license payments that are not recoupable against future royalties are capitalized and amortized over the lesser of the estimated life of the branded title or the term of the license agreement.

Our contracts with some licensors include minimum guaranteed royalty payments, which are payable regardless of the ultimate volume of sales to end users. When no significant performance remains with the licensor, we initially record each of these guarantees as an asset and as a liability at the contractual amount. When significant performance remains with the licensor, we record royalty payments as an asset when actually paid and as a liability when incurred, rather than upon execution of the contract. We classify minimum royalty payment obligations as current liabilities to the extent they are contractually due within the next twelve months.

Each quarter, we also evaluate the realization of our royalties as well as any unrecognized guarantees not yet paid to determine amounts that we deem unlikely to be realized through product sales. We use estimates of revenues, cash flows and net margins to evaluate the future realization of prepaid royalties and guarantees. This evaluation considers multiple factors, including the term of the agreement, forecasted demand, game life cycle status, game development plans and current and anticipated sales levels. To the extent that this evaluation indicates that the remaining prepaid and guaranteed royalty payments are not recoverable, we record an impairment charge in the period such impairment is indicated. Subsequently, if actual market conditions are more favorable than anticipated, amounts of prepaid royalties previously written down may be utilized, resulting in lower cost of revenues and higher income from operations than previously expected in that period. For example, in the first nine months of 2006, our cost of revenues was reduced by $95,000 as a result of selling games on which the prepaid royalties had previously been impaired. During 2003, 2004 and 2005 and the nine months ended September 30, 2006, we recorded impairment charges of $0, $231,000, $1.6 million and $224,000, respectively.

Long-Lived Assets

We evaluate our long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets, significant negative industry or economic trends, and a significant decline in our stock price for a sustained period of time. We recognize impairment based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if applicable, or a discounted cash flow analysis.

Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we do not amortize goodwill or other intangible assets with indefinite lives but rather test them for impairment. SFAS No. 142 requires us to perform an impairment review of our goodwill balance at least annually, which we do as of September 30 each year, and also whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In our impairment review, we look at two of our reporting units — the United States and EMEA — since none of our goodwill is attributable to our third operating unit, the rest of the world. We compare the fair value of each unit to its carrying value, including goodwill. The primary methods used to determine the fair values for SFAS No. 142 impairment purposes were the discounted cash flow and market methods. We determined the assumptions supporting the discounted cash flow method, including the assumed 18% discount rate as of September 30, 2006, using our best estimates as of the date of the impairment review. If the carrying value, including goodwill, exceeds the fair value, we perform an allocation of the unit’s fair value to its identifiable tangible and nongoodwill intangible assets and liabilities. This allows us to determine an implied fair value for the unit’s goodwill. We then compare the implied fair value of the unit’s goodwill with the carrying value of the unit’s goodwill. If the carrying value of the unit’s goodwill is greater than its implied fair value, we would recognize an impairment charge for the difference. To date, no unit’s carrying value has exceeded its fair value, and thus we have taken no goodwill impairment charges.

Application of the goodwill impairment test requires judgment, including the identification of the reporting units, the assigning of assets and liabilities to reporting units, the assigning of goodwill to reporting units and the determining of the fair value of each reporting unit. Significant judgments and assumptions include the forecast of future operating results used in the preparation of the estimated future cash flows, including forecasted revenues and costs based on current titles under contract, forecasted new titles that we expect to release, timing of overall market growth and our percentage of that market, discount rates and growth rates in terminal values. The market comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The use of the market comparable approach requires judgments regarding the comparability of companies with lines of business similar to ours. If different comparable companies had been used, the market multiples and resulting estimates of the fair value of our stock would also have been different. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit, which could trigger impairment.

Software Development Costs

We apply the principles of SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. SFAS No. 86 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. We have adopted the “tested working model” approach to establishing technological feasibility for our games. Under this approach, we do not consider a game in development to have passed the technological feasibility milestone until we have completed a model of the game that contains essentially all the functionality and features of the final game and have tested the model to ensure that it works as expected. To date, we have not incurred significant costs between the establishment of technological feasibility and the release of a game for sale; thus, we have expensed all software development costs as incurred. In the future, we will consider the following factors in determining whether costs should be capitalized: the emerging nature of the mobile game market; the gradual evolution of the wireless carrier platforms and mobile handsets for which we develop games; the lack of pre-orders or sales history for our games; the uncertainty regarding a game’s revenue-generating potential; our lack of control over the carrier distribution channel resulting in uncertainty as to when, if ever, a game will be available for sale; and our historical practice of canceling games at any stage of the development process.

Stock-Based Compensation

The following table summarizes by grant date the number of shares subject to options granted between April 26, 2004 and September 30, 2006 and the per share exercise price, deemed fair value and resulting intrinsic value.

	Number of		Per Share
	Shares	Per Share	Deemed	Per Share
Grant Date	Granted	Exercise Price	Fair Value	Intrinsic Value

April 26, 2004	250,000	$0.10	$0.16	$0.06
May 6, 2004	209,000	0.10	0.22	0.12
June 30, 2004	345,100	0.25	0.39	0.14
July 28, 2004	35,800	0.25	0.53	0.28
September 8, 2004	195,900	0.25	1.05	0.80
November 3, 2004	1,565,624	0.25	1.58	1.33
December 8, 2004	169,500	0.50	1.88	1.38
January 26, 2005	193,000	0.50	1.88	1.38
January 27, 2005	222,500	0.75	1.88	1.13
March 1, 2005	550,000	0.75	1.88	1.13
March 18, 2005	105,725	1.00	1.88	0.88
April 28, 2005	970,476	1.50	1.49	—
June 22, 2005	13,850	1.50	1.47	—
July 27, 2005	516,824	1.60	1.24	—
September 12, 2005	971,975	1.60	1.24	—
September 15, 2005	253,500	1.60	1.24	—
December 15, 2005	393,775	1.18	1.03	—
February 2, 2006	190,000	1.19	1.09	—
March 9, 2006	372,600	1.19	1.09	—
July 20, 2006	1,742,450	1.30	1.25	—
September 7, 2006	1,804,350	3.51	3.51	—

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and related interpretations, and followed the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense for an option was based on the difference, if any, on the date of the grant between the fair value of a company’s common stock and the exercise price of the option. APB No. 25 required companies to record deferred stock-based compensation on their balance sheets and amortize it to expense over the vesting periods of the individual options. We recorded deferred stock-based compensation of $2.6 million and $1.1 million related to employee stock options granted in 2004 and 2005, respectively. We amortize deferred stock-based compensation using the multiple option method as prescribed by FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, or FIN 28, over the option vesting period using an accelerated amortization schedule. We expensed employee stock-based compensation of $0, $288,000, $1.5 million and $1.0 million in 2003, 2004 and 2005 and the nine months ended September 30, 2005, respectively.

Effective January 1, 2006, we adopted the fair value provisions of SFAS No. 123R, Share-Based Payment, which supersedes our previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the grant date using an option pricing model. We adopted SFAS No. 123R using the prospective transition method, which required us to apply SFAS No. 123R to option grants on and after the required effective date. For options granted prior to the January 1, 2006 effective date that remained unvested on that date, we continue to recognize compensation expense under the intrinsic value method of APB No. 25. In addition, we are continuing to amortize those awards granted prior to January 1, 2006 utilizing an accelerated amortization schedule, while we will expense all options granted or modified on and after January 1, 2006 on a straight-line basis. To value awards granted on or after January 1, 2006, we used the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and assumptions as to volatility of our stock over the term of the related options, the expected term of the options, the risk-free interest rate and the option forfeiture rate. We determined the assumptions used in this pricing model at each grant date. We concluded that it was not practicable to calculate the volatility of our share price since our securities are not publicly traded and therefore there is no readily determinable market value for our stock. Therefore, we based expected volatility on the historical volatility of a peer group of publicly traded entities. We determined the expected term of our options based upon historical exercises, post-vesting cancellations and the options’ contractual term. We based the risk-free rate for the expected term of the option on the U.S. Treasury Constant Maturity Rate as of the grant date. We determined the forfeiture rate based upon our historical experience with option cancellations adjusted for unusual or infrequent events.

In the first nine months of 2006, we recorded total employee non-cash stock-based compensation expense of $962,000, of which $713,000 represented continued amortization of deferred stock-based compensation for options granted prior to 2006 and $249,000 represented expense recorded in accordance with SFAS 123R based on 2006 options grants with an expected term of approximately 6.08 years. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123R requires that we recognize compensation expense only for the portion of stock options that are expected to vest. Our estimated forfeiture rate in the first nine months of 2006 was 12%. If the actual number of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods.

Given the absence of an active market for our common stock, our board of directors, the members of which we believe had extensive business, finance and venture capital experience, was required to estimate the fair value of our common stock for purposes of determining exercise prices for the options it granted. Through the first half of 2005, it determined the estimated fair value of our common stock, based in part on a market capitalization analysis of comparable public companies and other metrics, including revenue multiples and price/earning multiples, as well as the following:

•	the prices for our convertible preferred stock sold to outside investors in arms-length transactions;

•	the rights, preference and privileges of that convertible preferred stock relative to those of our common stock;

•	our operating and financial performance;

•	the hiring of key personnel;

•	the introduction of new products;

•	our stage of development and revenue growth;

•	the fact that the options grants involved illiquid securities in a private company;

•	the risks inherent in the development and expansion of our services; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company, for the shares of common stock underlying the options given prevailing market conditions.

In February 2005, we engaged an independent third-party valuation firm, Duff & Phelps, to perform valuations of our common stock and convertible preferred stock at least quarterly. We obtained estimates of the respective then-current fair values of our stock prepared by Duff & Phelps as of December 2004, March 2005, April 2005, June 2005, September 2005, December 2005, March 2006, June 2006 and September 2006. The first valuation report, as of December 2004, was delivered in June 2005. We endeavor to obtain these estimates as quickly as possible and recently have received a draft within one month and a final report within two months of the valuation date. These valuations used a probability-weighted combination of the market comparable approach and the income approach to estimate our aggregate enterprise value at each valuation date. The market comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The use of the market comparable approach requires judgments regarding the comparability of companies with lines of business similar to ours. If different comparable companies had been used, the market multiples and resulting estimates of the fair value of our stock would also have been different. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the valuations would have been different.

Duff & Phelps applied a 50% weighting to the market comparable approach and a 50% weighting to the income approach in its valuations. It allocated the aggregate implied enterprise value that it estimated to the shares of preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Duff & Phelps estimated the volatility of our stock based on available information on the volatility of stocks of publicly traded companies in our industry. Had different estimates of volatility and anticipated timing of a potential liquidity event been used, the allocations between the shares of preferred and common stock would have been different and would have resulted in a different value being determined for our common stock as of each valuation date. Due to the contemplated timing of a potential public offering, we reduced the non-marketability discount applied to our stock from 25% at September 30, 2005 to 11% at September 30, 2006.

Since October 1, 2005, we have granted options as described below. On December 15, 2005, we granted options with an exercise price of $1.18 per share. The fair value of our common stock as of September 30, 2005 was $1.03 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on April 18, 2006. The fair value of our common stock as of December 31, 2005 changed minimally to $1.09 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was also finalized on April 18, 2006. Thus, the exercise price of the options granted on December 15, 2005 was above the fair value of our common stock on the grant date.

On February 2, 2006 and March 9, 2006, we granted options with an exercise price of $1.19 per share. The fair value of our common stock as of March 31, 2006 was determined to be $1.19 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on

June 22, 2006. Also, on April 12, 2006, a sale of common stock was made by an existing stockholder to a sophisticated independent third-party investor, who was not an existing stockholder, for $1.19 per share. Thus, the exercise price of the options granted on February 2, 2006 and March 9, 2006 was also above the fair value of our common stock on the grant dates. The increase in the estimated fair value of our common stock from $1.09 at December 31, 2005 to $1.19 at March 31, 2006 was primarily the result of the following events during the intervening period, as well as a decrease in the non-marketability discount from 25% to 14%:

•	in December 2005, we reduced our work force by 27 employees, or approximately 12%, to bring our expenses in line with our anticipated revenues;

•	in the first quarter of 2006, we terminated our relationship with our newly hired executive vice president of publishing and our chief information officer resigned;

•	in early February and early March 2006, the iFone acquisition continued to progress, but it did not close until March 29, 2006; and

•	our revenues during the first quarter of 2006 increased 19% over our revenues for the fourth quarter of 2005.

On July 20, 2006, we granted options with an exercise price of $1.30 per share. The fair value of our common stock, as of June 30, 2006, was $1.25 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on September 7, 2006. The increase in the estimate fair value of our common stock from $1.19 at March 31, 2006 to $1.25 at June 30, 2006 was primarily due to a decrease in the non-marketability discount from 14% to 11%, a reduction in the time to liquidity from 1.00 years to 0.75 years, and the following events during the intervening period:

•	in the second quarter of 2006, we increased 2006 and 2007 forecasted revenues because of the acquisition of iFone;

•	in the second quarter of 2006, we began the integration of iFone, which involved substantially reducing iFone headcount; and

•	in the second quarter of 2006, we spent considerable time with our carrier customers promoting the iFone titles and with our internal and external developers to continue deploying the iFone titles on our carriers.

On September 7, 2006, we granted options with an exercise price of $3.51 per share. The fair value of our common stock as of September 7, 2006 was $3.51 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on October 25, 2006. The increase in the estimated fair value of our common stock from $1.25 at June 30, 2006 to $3.51 at September 30, 2006 was primarily due to preliminary discussions regarding a potential initial public offering of our common stock, our view of our valuation upon such a potential initial public offering and a reassessment by us and Duff & Phelps of the companies that would be potential comparable public companies based on companies included in the initial presentations to us by investment banks, and the following events during the intervening period:

•	in July and August 2006, we successfully launched three games based on our own original intellectual property;

•	we further increased our revenue forecast for 2007 based on the success of these product introductions and the continued strength of the titles acquired from iFone;

•	in the third quarter of 2006, we began to show the combined leverage of the iFone acquisition both in revenue growth and cost reductions;

•	in the third quarter of 2006, we continued to augment our management team, which included a Vice President and General Counsel, Vice President and Chief Information Officer and the EMEA Marketing Director;

•	we formulated and presented for the first time to the investment banks a 2008 forecast;

•	we determined that we should work towards an initial public offering and began assembling an updated forecast for 2006-2010; and

•	the market values of comparable public companies increased.

If we had made different assumptions and estimates than those described in the paragraphs above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock.

In June 2006, we repriced stock options that we had granted to 15 employees in the first quarter of 2005. We changed no terms of the original option grants, other than the exercise price and the term, which we extended from the fifth anniversary to the tenth anniversary of the grant date. This repricing related to vested options to purchase 86,879 shares of our common stock and unvested options to purchase 729,396 shares of our common stock having weighted average original exercise prices of $0.78 and $0.76 per share, respectively. We repriced these options at a new exercise price of $1.30 per share. We accounted for the repricing as a modification under SFAS No. 123R and thus recorded the new incremental fair value related to vested awards as compensation expense on the date of modification. In accordance with SFAS No. 123R, we will record the incremental fair value related to the unvested awards, together with unamortized stock-based compensation expense associated with the unvested awards as determined under APB No. 25, over the remaining requisite service period of the option holders. Total incremental compensation cost resulting from the modification was $150,000, of which we recorded $59,000 as stock-based compensation expense in the first nine months of 2006. In connection with this repricing, we followed the provisions of SFAS No. 123R and eliminated from our balance sheet the remaining deferred stock-based compensation related to the modified stock options. Future stock-based compensation charges for the modified options will be recorded in accordance with SFAS No. 123R.

As a result of adopting SFAS No. 123R, our net loss in the nine months ended September 30, 2006 was higher by $244,000, net of tax effect, than if we had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per share in the nine months ended September 30, 2006 would have been $0.02 lower than if we had not adopted SFAS No. 123R. At September 30, 2006, we had $4.0 million of total unrecognized compensation expense under SFAS No. 123R, net of estimated forfeitures, that will be recognized over a weighted average period of 1.77 years. Based on the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of outstanding options and exercisable options was $      million and $      million, respectively.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123, EITF Issue No. 96-18 and FIN 28. In 2003, 2004, 2005 and the nine months ended September 30, 2006, we granted stock options to non-employees to purchase 49,000, 344,000, 3,500 and 2,000 shares of our common stock, respectively. At December 31, 2003, 2004 and 2005 and September 30, 2006, we had outstanding non-employee stock options to purchase 59,000, 338,000, 34,000 and 2,000 shares of our common stock, respectively, with weighted average exercise prices of $0.06, $0.10, $0.06 and $1.30 per share, respectively. At September 30, 2006, the outstanding non-employee options had an exercise price of $1.30, a remaining contractual term of 9.80 years and no intrinsic value. In 2005, we cancelled certain options issued to consultants in prior years. As these options were not vested at the time of the cancellation, we reversed $227,000 of expense recognized in previous years. Stock-based compensation expense related to options granted to non-employees was $32,000, $253,000, ($210,000) and $4,000 in 2003, 2004, 2005 and the nine months ended September 30, 2006.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax benefit (provision) in each of the jurisdictions in which we operate. This process involves estimating our current income tax benefit (provision) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet using the enacted tax rates in effect for the year in which we expect the differences to reverse.

We record a valuation allowance to reduce our deferred tax assets to an amount that more likely than not will be realized. As of December 31, 2004 and 2005 and September 30, 2006, our valuation allowance on our net deferred tax assets was $6.3 million, $11.4 million and $14.3 million, respectively. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, we would need to make an adjustment to the allowance for the deferred tax asset, which would increase income in the period that determination was made.

We have not provided federal income taxes on the unremitted earnings of foreign subsidiaries because these earnings are intended to be reinvested permanently.

Results of Operations

The following sections discuss and analyze the changes in the significant line items in our statements of operations for the comparison periods identified.

Comparison of the Nine Months Ended September 30, 2005 and 2006

Revenues

	Nine Months
	Ended September 30,
	2005	2006
	(In thousands)

Revenues by type:
Domestic	$10,848	$17,651
International	8,023	14,212

Total	$18,871	$31,863

Percentage of revenues by type:
Domestic	57.5%	55.4%
International	42.5	44.6

Total	100.0%	100.0%

Our revenues increased $13.0 million, or 69%, from $18.9 million in the nine months ended September 30, 2005 to $31.9 million in the nine months ended September 30, 2006, almost entirely as a result of volume increases. The increase resulted from sales of games that we have released since September 30, 2005, including Ice Age 2, Diner Dash and Driver Vegas, and sales of games acquired from iFone. Revenues from games released after September 30, 2005 were $9.9 million in the nine months ended September 30, 2006. Revenues from iFone games from March 29, 2006, when we acquired it, to September 30, 2006 totaled approximately $4.8 million, primarily in Europe and the United States. Revenues in the first nine months of 2006 from games released prior to September 30, 2005 declined by $1.7 million from the revenues derived from those games in the first nine months of 2005. By utilizing our carrier relationships and our marketing and development resources, we were able to increase worldwide distribution and handset porting of iFone games and thus to increase significantly the revenues derived from the licenses that we acquired from iFone. Revenues from our top ten games increased from $10.5 million in the nine months ended September 30, 2005 to $18.2 million in the nine months ended September 30, 2006. International revenues, defined as revenues generated from carriers whose principal operations are located outside the United States, increased $6.2 million from $8.0 million in the nine months ended September 30, 2005 to $14.2 million in the nine months ended September 30, 2006. A majority of this increase resulted from the acquisition of iFone in 2006. The following wireless carriers accounted for 10% or more of our revenues in the nine months ended September 30, 2005 or 2006.

	Nine Months Ended		Nine Months Ended
	September 30, 2005		September 30, 2006
		Percentage of		Percentage of
Name of Wireless Carrier	Revenues	Our Revenues	Revenues	Our Revenues
	(In thousands)		(In thousands)
Verizon Wireless	$4,592	24.3%	$6,666	20.9%
Sprint Nextel	2,511	13.3	4,318	13.6
Cingular Wireless	2,206	11.7	3,646	11.4
Vodafone	1,028	5.4	3,419	10.7

Cost of Revenues

	Nine Months
	Ended September 30,
	2005	2006
	(In thousands)

Cost of revenues:
Royalties	$5,234	$9,750
Impairment of prepaid royalties and guarantees	525	224
Amortization of intangible assets	2,202	1,224
Impairment of intangible assets	—	—

Total cost of revenues	$7,961	$11,198

Revenues	$18,871	$31,863

Gross margin	57.8%	64.9%

Our cost of revenues increased $3.2 million, or 41%, from $8.0 million in the nine months ended September 30, 2005 to $11.2 million in the nine months ended September 30, 2006. The increase resulted from an increase in royalties, which was offset by a decrease in amortization of acquired intangible assets and a decrease in impairment of prepaid royalties and guarantees. Royalties increased $4.5 million principally because of higher revenues with associated royalties, including those acquired from iFone. Revenues attributable to games based upon branded intellectual property increased as a percentage of revenues from 74.8% in the nine months ended September 30, 2005 to 85.0% in the nine months ended September 30, 2006. The average royalty rate that we paid on games based on licensed intellectual property decreased from 37% in the nine months ended September 30, 2005 to 36% in the nine months ended September 30, 2006. As a result of the increase in revenues from branded titles, the overall royalties as a percentage of total revenues increased from 27.7% to 30.6%. Royalties incurred related to games acquired from iFone totaled $1.5 million in the nine months ended September 30, 2006. Amortization of intangible assets decreased by $1.0 million as completion of amortization in 2006 for certain intangible assets acquired from Macrospace was only partially offset by the commencement of amortization of intangible assets acquired in 2006 from iFone.

Gross Margin

Our gross margin increased from 57.8% in the nine months ended September 30, 2005 to 64.9% in the nine months ended September 30, 2006 because of the decreased amortization of intangible assets and the decreased impairment of prepaid royalties in the nine months ended September 30, 2006 partially offset by the increase in royalties. Without the effect of amortization of acquired intangible assets, our gross margin would have been essentially level at 69% in both periods.

Research and Development Expenses

	Nine Months
	Ended September 30,
	2005	2006
	(In thousands)

Research and development expenses	$10,775	$11,346
Percentage of revenues	57.1%	35.6%

Our research and development expenses increased $571,000, or 5%, from $10.8 million in the nine months ended September 30, 2005 to $11.3 million in the nine months ended September 30, 2006. The increase in research and development costs was primarily due to increases in allocated facilities costs of $625,000 and salaries and benefits of $182,000, offset by lower outside services costs of $98,000.

A restructuring that we effected in the fourth quarter of 2005 resulted in the elimination of 17 research and development employees, but by September 30, 2006 our research and development staff had increased by seven employees from a year earlier and salaries and benefits had increased as a result. Outside services, including fees for third-party development, porting, localization and testing, declined from 10.0% of total research and development expenses in the nine months ended September 30, 2005 to 8.7% in the nine months ended September 30, 2006 because of an increase in internal resources used to design, develop, port and test new games. Research and development expenses included $154,000 of stock-based compensation expense in the nine months ended September 30, 2005 and $100,000 in the nine months ended September 30, 2006. As a percentage of revenues, research and development expenses declined from 57.1% in the nine months ended September 30, 2005 to 35.6% in the nine months ended September 30, 2006.

Sales and Marketing Expenses

	Nine Months
	Ended September 30,
	2005	2006
	(In thousands)

Sales and marketing expenses	$6,359	$8,317
Percentage of revenues	33.7%	26.1%

Our sales and marketing expenses increased $2.0 million, or 31%, from $6.4 million in the nine months ended September 30, 2005 to $8.3 million in the nine months ended September 30, 2006. Most of the increase was attributable to a $1.4 million increase in salaries and benefits, as we increased our sales and marketing headcount from 11 to 37 in the nine months ended September 30, 2005 and from 32 to 44 in the nine months ended September 30, 2006, and a $612,000 increase in allocated facilities costs. We increased staffing to expand our marketing efforts for our games and the Glu brand, to increase sales efforts to our new and existing wireless carriers and to expand our sales and marketing operations into the Asia-Pacific region. Aside from the increase in headcount in our sales and marketing functions, the increase in salaries and benefits cost was due to an increase in variable compensation of $369,000, primarily an increase in commissions paid to our sales employees as a result of higher revenue attainment, and $292,000 in compensation for transitional employees from iFone who were terminated throughout the second and third quarters of 2006. As a percentage of revenues, sales and marketing expenses declined from 33.7% in the nine months ended September 30, 2005 to 26.1% in the nine months ended September 30, 2006 as we completed most of our necessary sales and marketing hiring by the end of 2005 and thereafter significantly reduced the rate at which we added personnel. Also, our sales and marketing activities generated more revenues across a greater number of carriers and mobile handsets. Sales and marketing expenses included $107,000 of stock-based compensation expense in the nine months ended September 30, 2005 and $131,000 in the nine months ended September 30, 2006.

General and Administrative Expenses

	Nine Months
	Ended September 30,
	2005	2006
	(In thousands)

General and administrative expenses	$5,640	$7,684
Percentage of revenues	29.9%	24.1%

Our general and administrative expenses increased $2.0 million, or 36%, from $5.6 million in the nine months ended September 30, 2005 to $7.7 million in the nine months ended September 30, 2006. The increase in general and administrative expenses was primarily the result of a $1.5 million increase in salaries and benefits and a $975,000 increase in consulting and professional fees. We increased our general and administrative headcount from 13 to 40 in the nine months ended September 30, 2005 and from 37 to 42 in the nine months ended September 30, 2006. Aside from the increase in headcount in our general and administrative functions, the increase in salaries and benefits costs was due to $216,000 in compensation for transitional employees from iFone, most of whom were terminated during the second and third quarters of 2006. As a percentage of revenues, general and administrative expenses declined from 29.9% in the nine months ended September 30, 2005 to 24.1% in the nine months ended September 30, 2006 as a result of the overall growth of our revenues, which resulted in economies of scale in our general and administrative expenses. General and administrative expenses included $733,000 of stock-based compensation expense in the nine months ended September 30, 2005 and $735,000 in the nine months ended September 30, 2006.

Other Operating Expenses

Our amortization of intangible assets, such as non-competition agreements, acquired from Macrospace and iFone was relatively constant at $463,000 in the nine months ended September 30, 2005 and $476,000 in the nine months ended September 30, 2006.

Our acquired in-process research and development increased from $0 in the nine months ended September 30, 2005 to $1.5 million in the nine months ended September 30, 2006. The IPR&D charge recorded in 2006 is related to the development of new games. We determined the value of acquired IPR&D using a discounted cash flows approach. We calculated the present value of expected future cash flows attributable to the in-process technology using a 21% discount rate. This rate took into account the percentage of completion of the development effort of approximately 20% and the risks associated with our developing technology given changes in trends and technology in our industry. As of September 30, 2006, acquired IPR&D projects were approximately 90% completed.

Management expects that the remaining projects will be completed by the end of 2006 at a cost similar to the original projections.

Other Expenses

Interest and other income (expense), net, decreased from income of $351,000 in the nine months ended September 30, 2005 to expense of $904,000 in the nine months ended September 30, 2006. This decrease was primarily due to a $1.1 million expense resulting from an increase in the estimated fair value of warrants issued to Pinnacle Ventures in conjunction with our loan from them in May 2006 and $550,000 of interest expense on that loan in the nine months ended September 30, 2006. The warrants are subject to revaluation at each balance sheet date and any changes in estimated fair value will be recorded as a component of other income (expense). The increase in the estimated fair value of the warrant was due to an increase in the estimated fair value of the underlying preferred stock in the nine months ended September 30, 2006. These expenses were partially offset by $295,000 of foreign currency transaction gains and by increased interest income of $169,000 in the nine months ended September 30, 2006.

Income tax benefit (provision) decreased from a benefit of $943,000 in the nine months ended September 30, 2005 to a provision of $437,000 in the nine months ended September 30, 2006 as a result of changes in the valuation allowance.

Comparison of the Years Ended December 31, 2004 and 2005

Revenues

	Year Ended
	December 31,
	2004	2005
	(In thousands)

Revenues by type:
Domestic	$6,606	$14,917
International	416	10,734

Total	$7,022	$25,651

Percentage of revenues by type:
Domestic	94.1%	58.2%
International	5.9	41.8

Total	100.0%	100.0%

Our revenues increased $18.6 million, or 265%, from $7.0 million in 2004 to $25.7 million in 2005. The increase resulted from sales of games acquired from Macrospace in December 2004, sales of games that we released in 2005, including Deer Hunter, Zuma and FOX Sports Mobile, and an increase in sales from games introduced prior to 2005. Revenues from Macrospace games, primarily from Europe, increased from $65,000 in 2004 to $9.7 million in 2005. Revenues in 2005 from games released in 2005 were $4.9 million. In 2005, revenues from games released prior to 2005 increased $4.0 million compared to 2004. Revenues from our top 10 games increased from $5.6 million in 2004 to $13.5 million in 2005, of which $2.3 million resulted from the acquisition of Macrospace. Our international revenues increased $10.3 million from $416,000 in 2004 to $10.7 million in 2005. Most of this increase in international revenues was due to the acquisition of Macrospace. The following wireless carriers accounted for 10% or more of our revenues in 2004 or 2005.

	Year Ended		Year Ended
	December 31, 2004		December 31, 2005
		Percentage of		Percentage of
Name of Wireless Carrier	Revenues	Our Revenues	Revenues	Our Revenues
	(In thousands)		(In thousands)

Verizon Wireless	$2,862	40.8%	$6,244	24.3%
Cingular Wireless	438	6.2	3,042	11.9
Sprint Nextel	2,485	35.4	3,058	11.9

Cost of Revenues

	Year Ended
	December 31,
	2004	2005
	(In thousands)

Cost of revenues:
Royalties	$1,359	$7,256
Impairment of prepaid royalties and guarantees	231	1,645
Amortization of intangible assets	126	2,823
Impairment of intangible assets	—	1,103

Total cost of revenues	$1,716	$12,827

Revenues	$7,022	$25,651

Gross margin	75.6%	50.0%

Our cost of revenues increased $11.1 million, or 647%, from $1.7 million in 2004 to $12.8 million in 2005. The increase resulted from an increase in royalty payments, an increase in amortization of intangible assets due to the acquisition of Macrospace, an increase in impairment of prepaid royalties and guarantees, and impairment of intangible assets acquired from Macrospace in 2004. Royalties increased $5.9 million primarily because of higher revenues with associated royalties and higher average royalty rates for licensed intellectual property, primarily as a result of the Macrospace acquisition. Although revenues attributable to games based upon licensed intellectual property decreased as a percentage of revenues from 81.9% in 2004 to 77.1% in 2005, revenues attributable to games based upon licensed intellectual property increased by 244% from 2004 to 2005. The average royalty rate that we paid on games based on licensed intellectual property increased from 24% in 2004 to 37% in 2005 primarily as a result of the acquisition of Macrospace. Royalties incurred related to games acquired from Macrospace totaled $2.6 million in 2005, representing a 46% average royalty rate paid on games based on licensed intellectual property acquired from Macrospace.

Gross Margin

Our gross margin decreased from 75.6% in 2004 to 50.0% in 2005. This decrease was primarily due to increased amortization of intangible assets, higher royalty rates paid on games acquired from Macrospace, an increase in impairment of prepaid royalties and guarantees, and impairment of intangible assets in 2005. Without the effect of amortization and impairment of acquired intangible assets, our gross margin would have decreased by 12 percentage points from 77.4% to 65.3% instead of by 26 percentage points.

Research and Development Expenses

	Year Ended
	December 31,
	2004	2005
	(In thousands)

Research and development expenses	$6,474	$14,557
Percentage of revenues	92.2%	56.8%

Our research and development expenses increased $8.1 million, or 125%, from $6.5 million in 2004 to $14.6 million in 2005. The increase primarily resulted from a $6.6 million increase in salaries and benefits due to increases in personnel in the United States and the United Kingdom, a $600,000 increase in allocated facilities costs and a $97,000 increase in expenses for outside services. The increase in these costs and expenses was primarily due to the expansion of the London studio with the acquisition of Macrospace in December 2004. We increased our research and development staff from 65 at December 31, 2004 to 122 at December 31, 2005. Despite the absolute increase in expenses for outside services, these expenses declined as a percentage of research and development expenses from 19.9% in 2004 to 9.7% in 2005 because of an increase in internal resources used to design, develop, port and test new games. As a percentage of revenues, our research and development expenses decreased from 92.2% in 2004 to 56.8% in 2005, primarily as a result of growth in revenues. Research and development expenses included $28,000 of stock-based compensation expense in 2004 and $158,000 in 2005.

Sales and Marketing Expenses

	Year Ended
	December 31,
	2004	2005
	(In thousands)

Sales and marketing expenses	$3,692	$8,515
Percentage of revenues	52.6%	33.2%

Our sales and marketing expenses increased $4.8 million, or 131%, from $3.7 million in 2004 to $8.5 million in 2005. The increase resulted from a $2.6 million increase in salaries and benefits, a $1.7 million increase in spending on advertising, public relations and corporate branding and a $466,000 increase in travel and entertainment costs. We increased our sales and marketing staff from 11 at December 31, 2004 to 32 at December 31, 2005. We increased sales and marketing spending to expand the marketing efforts for our games, to rebrand the company as Glu Mobile in June 2005 following the acquisition of Macrospace, to expand marketing of the Glu brand in the United States and to increase marketing efforts in various European markets after the acquisition of Macrospace in December 2004. As a percentage of revenues, sales and marketing expenses declined from 52.6% in 2004 to 33.2% in 2005 as our sales and marketing activities generated more revenues across a greater number of carriers and mobile handsets. Sales and marketing expenses included $59,000 of stock-based compensation expense in 2004 and $132,000 in 2005.

General and Administrative Expenses

	Year Ended
	December 31,
	2004	2005
	(In thousands)

General and administrative expenses	$3,468	$8,434
Percentage of revenues	49.4%	32.9%

Our general and administrative expenses increased $4.9 million, or 143%, from $3.5 million in 2004 to $8.4 million in 2005. The increase was due primarily to an increase of $2.3 million in salaries and benefits resulting from an increase in headcount with the completion of the acquisition of Macrospace in December 2004, an increase of $1.7 million in consulting and professional services costs and an increase of $533,000 in stock-based compensation. We increased our general and administrative staff from 13 at December 31, 2004 to 37 at December 31, 2005. As a percentage of revenues, general and administrative expenses declined from 49.4% in 2004 to 32.9% in 2005 due to the overall growth of our revenues, which allowed economies of scale in our general and administrative expenses. General and administrative expenses included $454,000 of stock-based compensation expense in 2004 and $987,000 in 2005.

Other Operating Expenses

Our amortization of intangible assets increased from $26,000 in 2004 to $616,000 in 2005. This increase was due to the intangible assets acquired from Macrospace in December 2004.

We had no restructuring charge in 2004; our 2005 restructuring charge was $450,000. In December 2005, we undertook restructuring activities in order to reduce operating expenses. We eliminated 27 positions, of which 17 were in research and development, 4 were in sales and marketing and 6 were in general and administrative. Of the total restructuring charge recorded, $225,000 was recorded in the United States and $225,000 was recorded in Europe. These restructuring costs were paid in full by March 31, 2006.

Other Expenses

Our interest and other income (expense), net was an expense of $69,000 in 2004 and income of $541,000 in 2005. The increase was primarily a result of a $488,000 increase in interest income due to higher average cash and cash equivalent balances in 2005.

Our income tax benefit increased from $101,000 in 2004 to $1.6 million in 2005. The increase in the income tax benefit was primarily due to the net operating loss of Macrospace in 2005.

Comparison of the Years Ended December 31, 2003 and 2004

Revenues

	Year Ended
	December 31,
	2003	2004
	(In thousands)

Total revenues by type:
Domestic	$1,790	$6,606
International	—	416

Total	$1,790	$7,022

Percentage of revenues by type:
Domestic	100.0%	94.1%
International	—	5.9

Total	100.0%	100.0%

Our revenues increased 292% from $1.8 million in 2003 to $7.0 million in 2004. The increase primarily resulted from sales of games that we released in 2004 such as Driv3r, FOX Sports Football and Yao Ming Basketball. In 2003, we had no international revenues compared to $416,000 of international revenues in 2004.

Cost of Revenues

	Year Ended
	December 31,
	2003	2004
	(In thousands)

Cost of revenues:
Royalties	$258	$1,359
Impairment of prepaid royalties and guarantees	—	231
Amortization of intangible assets	—	126
Impairment of intangible assets	—	—

Total cost of revenues	$258	$1,716

Revenues	$1,790	$7,022

Gross margin	85.6%	75.6%

Cost of revenues increased $1.5 million, or 565%, from $258,000 in 2003 to $1.7 million in 2004. Royalties increased from $258,000 in 2003 to $1.4 million in 2004 due to higher revenues and higher average royalty rates for licensed properties.

Gross Margin

Our gross margin as a percentage of revenues decreased from 85.6% in 2003 to 75.6% in 2004. The decrease in our gross profit as a percentage of revenues resulted from higher royalty rates paid to licensors on new games released in 2004, and impairment of prepaid royalties and guarantees and amortization of intangible assets recorded in 2004.

Research and Development Expenses

	Year Ended
	December 31,
	2003	2004
	(In thousands)

Research and development expenses	$3,352	$6,474
Percentage of revenues	187.3%	92.2%

Research and development expenses increased 93% from $3.4 million in 2003 to $6.5 million in 2004. The increase primarily resulted from an increase in salaries and benefits and outside services related to porting, localization and certification costs as we increased our development efforts on new games. Outside services represented approximately 20% of total research and development expenses in 2003 and 2004, or $677,000 in 2003 and $1.3 million in 2004. Research and development expenses included stock-based compensation expense of $0 in 2003 and $28,000 in 2004.

Sales and Marketing Expenses

	Year Ended
	December 31,
	2003	2004
	(In thousands)

Sales and marketing expenses	$697	$3,692
Percentage of revenues	38.9%	52.6%

Sales and marketing expenses increased 430% from $697,000 in 2003 to $3.7 million in 2004. The increase was due to increased salaries and benefits costs and spending on product marketing and corporate branding. As a percentage of revenues, sales and marketing expenses increased from 38.9% in 2003 to 52.6% in 2004 due to our investment in marketing and in sales and marketing personnel. Sales and marketing expenses included stock-based compensation expense of $0 in 2003 and $59,000 in 2004.

General and Administrative Expenses

	Year Ended
	December 31,
	2003	2004
	(In thousands)

General and administrative expenses	$1,342	$3,468
Percentage of revenues	75.0%	49.4%

General and administrative expenses increased 158% from $1.3 million in 2003 to $3.5 million in 2004. The increase primarily resulted from increased salaries and benefits and professional fees. As a percentage of revenues, general and administrative expenses declined from 75.0% in 2003 to 49.4% in 2004 due to the overall growth of our revenues, which resulted in economies of scale in our general and administrative costs. General and administrative expenses included stock-based compensation expense of $32,000 in 2003 and $454,000 in 2004.

Quarterly Results of Operations

The following table sets forth unaudited quarterly consolidated statements of operations data for 2005 and the first three quarters of 2006. We derived this information from unaudited consolidated financial statements, which we prepared on the same basis as our audited consolidated financial statements contained in this prospectus. In our opinion, these unaudited statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of that information when read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results for any future period.

	For the Three Months Ended
	2005				2006
	March 31	June 30	September 30	December 31	March 31	June 30(1)	September 30(1)
				(In thousands)

Revenues	$4,762	$6,984	$7,125	$6,780	$8,073	$11,443	$12,347
Cost of revenues:
Royalties	1,158	1,897	2,178	2,023	2,564	3,499	3,687
Impairment of prepaid royalties and guarantees	72	453	—	1,120	34	164	26
Amortization of intangible assets	759	759	684	621	118	553	553
Impairment of intangible assets	—	—	—	1,103	—	—	—

Total cost of revenues	1,989	3,109	2,862	4,867	2,716	4,216	4,266

Gross profit	2,773	3,875	4,263	1,913	5,357	7,227	8,081

Operating expenses:
Research and development	3,648	3,374	3,754	3,781	3,189	3,884	4,273
Sales and marketing	1,936	2,307	2,116	2,156	2,202	3,126	2,989
General and administrative	1,436	1,950	2,254	2,794	1,852	2,655	3,177
Amortization of intangible assets	154	154	154	154	154	154	168
Restructuring charge	—	—	—	450	—	—	—
Acquired in-process research and development	—	—	—	—	1,500	—	—

Total operating expenses	7,174	7,785	8,278	9,335	8,897	9,819	10,607

Loss from operations	(4,401)	(3,910)	(4,015)	(7,422)	(3,540)	(2,592)	(2,526)
Interest and other income (expense), net	(87)	100	338	190	152	50	(1,106)

Loss before income taxes and cumulative effect of change in accounting principle	(4,488)	(3,810)	(3,677)	(7,232)	(3,388)	(2,542)	(3,632)
Income tax benefit (provision)	354	274	316	677	(106)	(139)	(192)

Loss before cumulative effect of change in accounting principle	(4,134)	(3,536)	(3,361)	(6,555)	(3,494)	(2,681)	(3,824)
Cumulative effect of change in accounting principle	—	—	(315)	—	—	—	—

Net loss	$(4,134)	$(3,536)	$(3,676)	$(6,555)	$(3,494)	$(2,681)	$(3,824)

(1)	We acquired iFone on March 29, 2006, and our results of operations include the results of operations of iFone after that date.

The following table sets forth our historical results, for the periods indicated, as a percentage of our revenues.

	For the Three Months Ended
	2005				2006
	March 31	June 30	September 30	December 31	March 31	June 30	September 30

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Royalties	24.3	27.2	30.6	29.8	31.8	30.6	29.9
Impairment of prepaid royalties and guarantees	1.5	6.5	—	16.5	0.4	1.4	0.2
Amortization of intangible assets	16.0	10.8	9.6	9.2	1.5	4.8	4.5
Impairment of intangible assets	—	—	—	16.3	—	—	—

Total cost of revenues	41.8	44.5	40.2	71.8	33.6	36.8	34.6

Gross profit	58.2	55.5	59.8	28.2	66.4	63.2	65.4

Operating expenses:
Research and development	76.6	48.3	52.7	55.8	39.5	33.9	34.6
Sales and marketing	40.6	33.0	29.7	31.8	27.3	27.3	24.2
General and administrative	30.2	27.9	31.6	41.2	22.9	23.2	25.7
Amortization of intangible assets	3.2	2.2	2.2	2.3	2.0	1.3	1.4
Restructuring charge	—	—	—	6.6	—	—	—
Acquired in-process research and development	—	—	—	—	18.6	—	—

Total operating expenses	150.6	111.4	116.2	137.7	110.3	85.8	85.9

Loss from operations	(92.4)	(55.9)	(56.4)	(109.5)	(43.9)	(22.6)	(20.5)
Interest and other income/(expense), net	(1.8)	1.4	4.7	2.8	1.9	0.4	(9.0)

Loss before income taxes and cumulative effect of change in accounting principle	(94.2)	(54.5)	(51.7)	(106.7)	(42.0)	(22.2)	(29.5)
Income tax benefit (provision)	7.4	3.9	4.4	10.0	(1.3)	(1.2)	(1.6)

Loss before cumulative effect of change in accounting principle	(86.8)	(50.6)	(47.3)	(96.7)	(43.3)	(23.4)	(31.1)
Cumulative effect of change in accounting principle	—	—	(4.4)	—	—	—	—

Net loss	(86.8)%	(50.6)%	(51.7)%	(96.7)%	(43.3)%	(23.4)%	(31.1)%

Our revenues generally increased in conjunction with the introduction of new games, the expansion of our wireless carrier distribution channel and the porting of our games to additional mobile handsets. Revenues in the second and third quarters of 2006 were favorably impacted by revenues generated from increased porting and distribution of games acquired from iFone in late March. Revenues from iFone games in the second and third quarters of 2006 were $1.7 million and $3.1 million, respectively.

Many new mobile handset models are released in the fourth calendar quarter to coincide with the holiday shopping season. Because many end users download our games soon after they purchase new handsets, we may experience seasonal sales increases based on this key holiday selling period. However, due to the time between handset purchases and game purchases, most of this holiday impact occurs for us in our first quarter. For a variety of reasons, we may experience seasonal sales decreases during the summer, particularly in Europe, which is predominantly reflected in our third quarter. In addition to these possible seasonal patterns, we seek to release many of our games in conjunction with specific events, such as the release of a movie or console game. Initial spikes in revenues as a result of successful new releases may create further aberrations in our revenue patterns.

Our cost of revenues increased over the above periods as a result of increased royalty payments to licensors and developers caused by increased revenues. However, our cost of revenues did not increase sequentially in all quarters because of periodic impairment charges and, in the first quarter of 2006, a significant reduction in amortization of intangible assets because a substantial part of the intangible assets acquired from Macrospace became fully amortized in December 2005. Amortization of intangible assets increased in the second quarter of 2006 following the acquisition of iFone.

Our quarterly research and development expenses were relatively constant in 2005 as we were able to use our technology to create, develop and port a larger number of games without any significant change in staffing. The decrease in research and development expenses from the fourth quarter of 2005 to the first quarter of 2006 was due to a reduction in employee costs resulting from a restructuring initiated in December 2005. A total of 17 research and development employees were terminated as part of this restructuring effort. The increase in research and development expenses from the first quarter of 2006 to the second quarter of 2006 was primarily due to additional research and development activities with the completion of the iFone acquisition. The increase in research and development expenses from the second quarter of 2006 to the third quarter of 2006 was due to an increase in research and development personnel because of the number of games acquired from iFone that we chose to port to additional handsets.

Our sales and marketing expenses were relatively constant in 2005 and the first quarter of 2006, with the exception of the second quarter of 2005 when we increased marketing expenses in connection with our corporate name change and rebranding efforts. The increase in sales and marketing expenses from the first quarter of 2006 to the second quarter of 2006 was due to additional sales and marketing activities with the completion of the iFone acquisition.

Our general and administrative expenses generally increased each quarter as a result of increased salaries and benefits and consulting fees to support the growth in our business. The decrease in general and administrative expenses from the fourth quarter of 2005 to the first quarter of 2006 was due to a reduction in employee costs (resulting from the restructuring initiated in December 2005), lower professional services fees and lower allocated facilities costs. A total of six general and administrative employees were terminated as part of this restructuring effort. The increase in general and administrative expenses from the first quarter of 2005 to the second quarter of 2006 was due to additional general and administrative activities and personnel with the completion of the iFone acquisition.

Our acquired in-process research and development expense in the first quarter of 2006 related to certain in-process projects assumed in the 2006 acquisition of iFone.

We adopted FSP 150-5 in July 2005 and thus, in the third quarter of 2005, accounted for the cumulative effect of this change in accounting principle. Thereafter, in each quarter, we recorded the increase in estimated fair value of our outstanding warrants to purchase preferred stock as part of interest and other income (expense), net.

Liquidity and Capital Resources

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2006
	(In thousands)

Consolidated Statement of Cash Flows Data:
Capital expenditures	$124	$253	$3,006	$612
Cash flows used in operating activities	(4,209)	(9,171)	(10,339)	(10,554)
Cash flows (used in) provided by investing activities	(124)	(10,007)	(16,706)	2,292
Cash flows provided by financing activities	5,408	20,184	26,692	11,208

Since our inception, we have incurred recurring losses and negative annual cash flows from operating activities, and we had an accumulated deficit of $43.7 million as of September 30, 2006. Our primary sources of liquidity have historically been private placements of shares of our preferred stock with aggregate proceeds of $57.4 million and borrowings under our credit facilities with aggregate proceeds of $12.0 million. In the future, we anticipate that our primary sources of liquidity will be cash generated from the proceeds of this offering and our operating activities.

Operating Activities

In the nine months ended September 30, 2006, we used $10.6 million of net cash in operating activities as compared to $7.3 million in the nine months ended September 30, 2005. This increase was primarily due to increased payments of our current liabilities. Cash used for accounts payable, accrued liabilities, accrued royalties and accrued restructuring charge increased in the nine months ended September 30, 2006 by $2.9 million, $2.2 million, $1.9 million and $1.4 million, respectively, from the nine months ended September 30, 2005. This increase was due primarily to the payment of liabilities assumed as a part of the iFone acquisition and more timely payment of our third-party royalties in 2006. This increase was offset in part by a decline in our net loss of $1.3 million from the nine months ended September 30, 2005 to the nine months ended September 30, 2006, a charge for acquired in-process research and development of $1.5 million in the nine months ended September 30, 2006, no decrease in our deferred income tax liability in the nine months ended September 30, 2006 when it had declined $1.0 million in the nine months ended September 30, 2005, and a smaller increase in our accounts receivable balance of $485,000 in the nine months ended September 30, 2006. We expect to continue to use cash in our operating activities during at least the first half of 2007 because of anticipated net losses and expected growth in our accounts receivable balance due to the expected growth in our revenues. Additionally, we may decide to enter into new licensing arrangements for existing or new licensed intellectual properties that may require us to make royalty payments at the outset of the agreement. If we do sign these agreements, this could significantly increase our future use of cash in operating activities.

In 2005, we used $10.3 million of net cash in operating activities as compared to $9.2 million in 2004. This increase was primarily due to the increase in our net loss of $9.6 million and the increase in the growth of our accounts receivable of $2.2 million from 2004 to 2005. The increase in our accounts receivable balance was due to higher revenues in 2005 resulting in part from the acquisition of Macrospace in December 2004. This use of cash was offset in part by the increase in growth of our accrued royalties and accrued liabilities of $3.0 million and $681,000, respectively, increase in depreciation and amortization of $4.0 million and impairments of prepaid royalties and intangible assets of $2.5 million.

In 2004, we used $9.2 million of net cash in operating activities as compared to $4.2 million in 2003. This increase was primarily due to the increase in our net loss of $4.5 million and the increase in the growth of our prepaid royalties and accounts receivable of $1.7 million and $541,000, respectively, from 2003 to 2004. The increase in our prepaid royalties was due to several licensing arrangements with large initial royalty payments signed in 2004. This use of cash was offset in part by the increase in growth of our accounts payable of $1.5 million.

Investing Activities

Our primary investing activities have consisted of purchases and sales of short-term investments, purchases of property and equipment, and, in 2004 and 2006, the acquisitions of Macrospace and iFone, respectively. With the exception of 2005, purchases of property and equipment have been less than $1.0 million in each period. We expect to use more cash in investing activities in 2007 as we expect to expand our internal development capacity in the Asia-Pacific region by adding headcount and facilities. We expect to fund this investment with our existing cash, cash equivalents and short-term investments.

We generated $2.3 million as net cash from investing activities in the nine months ended September 30, 2006. This net cash resulted from net sales of short-term investments of $10.3 million, partially offset by the acquisition of iFone for cash and stock, net of cash acquired, of $7.4 million and purchases of property and equipment of $612,000.

We used $16.7 million of net cash in investing activities in 2005, $13.7 million of which represented net purchases of short-term investments and the remaining $3.0 million of which represented purchases of property and equipment, such as our enterprise resource planning, or ERP, system and our revenue data warehouse.

We used $10.0 million of net cash in investment activities in 2004, $5.5 million of which represented purchases of short-term investments and $4.3 million of which represented the acquisition of Macrospace for cash and stock, net of cash acquired.

Financing Activities

Through 2005, substantially all of our financing came from sales of preferred stock. In 2006, most of our financing came from a loan.

We generated $11.2 million of net cash from financing activities in the nine months ended September 30, 2006, substantially all of which came from the proceeds of a loan from Pinnacle Ventures, described below.

We generated $26.7 million of net cash from financing activities in 2005, substantially all of which came from the issuance and sale of our preferred stock. We used $1.1 million to repay debt issued in connection with the Macrospace acquisition.

We generated $20.2 million of net cash from financing activities in 2004, substantially all of which came from the issuance and sale of our preferred stock.

We generated $5.4 million of net cash from financing activities in 2003, $4.5 million of which came from the issuance and sale of our preferred stock and $1.0 million of which came from the issuance and sale of convertible promissory notes, which were later converted into our preferred stock.

Sufficiency of Current Cash, Cash Equivalents and Short-Term Investments

Our cash, cash equivalents and short-term investments were $21.6 million as of December 31, 2005 and $14.4 million as of September 30, 2006. We believe that our cash, cash equivalents and short-term investments and any cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. We anticipate that, from time to time, we may evaluate acquisitions of complementary businesses, technologies or assets. However, there are no current understandings, commitments or agreements with respect to any acquisitions.

Contractual Obligations

The following table is a summary of our contractual obligations as of September 30, 2006:

	Payments Due by Period
		Less than
	Total	1 Year	1-3 Years	3-5 Years	Thereafter
	(In thousands)

Long-term debt obligations(1)	$13,985	$330	$10,924	$2,731	—
Capital lease obligations	107	76	31	—	—
Operating lease obligations	2,141	452	1,689	—	—
Guaranteed royalties(2)	4,417	581	1,586	1,525	725

(1)	The amounts in the table include interest payments on the loan. In May 2006, we borrowed $12.0 million from Pinnacle Ventures. This loan has an interest rate of 11% and is collateralized by all of our assets. We were obligated to pay only interest in 2006. Beginning January 1, 2007, we became obligated to pay 30 equal monthly payments of principal and accrued interest. We were in compliance with all covenants under the loan as of September 30, 2006. If we elect to make any advance payments, they would be subject to a premium equal to 3% of the principal amount repaid unless the payments were made in connection with an issuance of shares of stock that would be publicly traded on a national market or exchange, in connection with a change in our control or more than 18 months after the funding of the loan. We intend to repay the entire outstanding principal amount of the loan and all accrued interest from the net proceeds of this offering.

(2)	We have entered into license and development arrangements with various owners of brands and other intellectual property so that we can create and publish games for mobile handsets based on that intellectual property. Pursuant to some of these agreements, we are required to pay guaranteed royalties over the term of the contracts regardless of actual game sales. Certain of these minimum payments have been recorded as liabilities in our consolidated balance sheet because payment is not contingent upon performance by the licensor.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financials statements uncertain tax positions that it has taken or expects to take on a tax return, including a decision whether to file or not to file a return in a particular jurisdiction. Under the Interpretation, the financial statements must reflect expected future tax consequences of these positions presuming the taxing authorities’ full knowledge of the position and all relevant facts. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. This Interpretation is effective for fiscal years beginning after December 15, 2006. We will adopt this provision in the first quarter of 2007 and are currently evaluating the impact of this provision on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently in the process of evaluating the impact of SFAS No. 157 on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, or SAB No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We will be required to adopt the provisions of SAB No. 108 in our fiscal year 2006. We do not believe the adoption of SAB No. 108 will have a material impact on our consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate and Credit Risk

We have exposure to interest rate risk that relates primarily to our investment portfolio. All of our current investments are classified as cash equivalents or short-term investments and carried at cost, which approximates market value. We do not currently use or plan to use derivative financial instruments in our investment portfolio. The risk associated with fluctuating interest rates is limited to our investment portfolio, and we do not believe that a 10% change in interest rates would have a significant impact on our interest income, operating results or liquidity.

As of December 31, 2004 and 2005 and September 30, 2006, our cash and cash equivalents were maintained by financial institutions in the United States, the United Kingdom and Hong Kong, and our current deposits are likely in excess of insured limits. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Our accounts receivable primarily relate to revenues earned from domestic and international wireless carriers. We perform ongoing credit evaluations of our carriers’ financial condition but generally require no collateral from them. At December 31, 2004, Verizon Wireless and Sprint Nextel accounted for 30% and 22%, respectively, of our total accounts receivable. At December 31, 2005, Verizon Wireless accounted for 23% of our total accounts receivable. At September 30, 2006, Verizon

Wireless, Sprint Nextel and Vodafone accounted for 21%, 15% and 11% of our total accounts receivable, respectively.

Foreign Currency Risk

The functional currencies of our United States and United Kingdom operations are the United States Dollar, or USD, and the pound sterling, respectively. A significant portion of our business is conducted in currencies other than the USD or the pound sterling. Our revenues are usually denominated in the functional currency of the carrier. Operating expenses are usually in the local currency of the operating unit, which mitigates a portion of the exposure related to currency fluctuations. Intercompany transactions between our domestic and foreign operations are denominated in either the USD or the pound sterling. At month-end, foreign currency-denominated accounts receivable and intercompany balances are marked to market and unrealized gains and losses are included in other income (expense), net.

Our foreign currency exchange gains and losses have been generated primarily from fluctuations in the pound sterling versus the USD and in the Euro versus the pound sterling. It is uncertain whether these currency trends will continue. In the future, we may experience foreign currency exchange losses on our accounts receivable and intercompany receivables and payables. Foreign currency exchange losses could have a material adverse effect on our business, operating results and financial condition.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might not be able to offset these higher costs fully through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

BUSINESS

Overview

Glu Mobile is a leading global publisher of mobile games. We have developed and published a portfolio of more than 100 casual and traditional games to appeal to a broad cross section of the over one billion subscribers served by our more than 150 wireless carriers and other distributors. We create games and related applications based on third-party licensed brands and other intellectual property, as well as on our own original brands and intellectual property. Our games based on licensed intellectual property include Deer Hunter, Diner Dash, Monopoly, Sonic the Hedgehog, World Series of Poker and Zuma. Our original games based on our own intellectual property include Alpha Wing, Ancient Empires, Blackjack Hustler, Stranded and Super K.O. Boxing. We were one of the top three mobile game publishers during the fourth quarter of 2006 in terms of mobile game market share in North America, as measured by NPD Group, Inc., a market research firm, in its December 2006 “Mobile Game Track Highlight Report,” and in terms of unit sales volume in North America and Europe among titles tracked by m:metrics, another market research firm.

Juniper Research, a market research firm, in its June 2006 “Mobile Games: Subscription & Download, 2006-2011” report, estimates that the worldwide market for mobile games will grow from $3.1 billion in 2006 to $10.5 billion in 2009, a compound annual growth rate of 50.2%. We believe that the rapid growth of the mobile game market has been driven by continued advances in wireless communications technology, proliferation of multimedia-enabled mobile handsets, increasing availability of high-quality mobile games and increasing end-user awareness of, and demand for, mobile games.

We seek to attract end users by developing engaging content that is designed specifically to take advantage of the portability and networked nature of mobile handsets. We leverage the marketing resources and distribution infrastructure of wireless carriers and the brands and other intellectual property of third-party content owners, allowing us to focus our efforts on developing and publishing high-quality mobile games. We believe that the quality of our games, the breadth of our distribution and licensing relationships, and the advantages we gain through our technology will enable us to gain share in this growing market.

By using carriers’ distribution infrastructures, we afford end users of our games the convenience of paying through their mobile phone bill, while eliminating for us the traditional publishing costs associated with packaging, shipping, stocking, inventory management and return processing. In the first nine months of 2006, our largest wireless carrier customers in each region by revenues were Verizon Wireless, Sprint Nextel, Cingular Wireless and T-Mobile USA in North America; Vodafone, Hutchinson 3G, Orange and Telefónica Móviles in Europe; TelCel and Vivo in Latin America; and Vodafone, Hutchinson 3G Australia and Telecom New Zealand in Asia Pacific. Carriers market and distribute our games, retaining a portion of the gross fee paid by their subscribers for purchasing or accessing our games and paying to us the remainder. Thus, the carriers have the opportunity to increase their average revenue per subscriber.

By licensing intellectual property from third-party content owners, we provide end users brands and content with which they are familiar, while eliminating for us the need to develop all of our games from our own intellectual property. Our branded content owners, such as Atari, Celador (from which we license the rights to Who Wants To Be A Millionaire? in some European and Asian countries), Fox, PlayFirst, PopCap Games, Sega Europe and Turner Broadcasting, provide us with well-known consumer brands and other intellectual property on which we have based mobile games. When we use licensed content in the development of our games, we share with the content owner a portion of the amount paid to us by carriers, thereby allowing it to derive incremental revenue from its content. We also provide a solution for content owners to the development and distribution challenges associated with creating and distributing their own mobile games.

We believe that our carriers and content owners value our global reach, the consistently high quality of our game portfolio, the creativity of our development studios, and our mobile-specific development expertise, including our ability to port games to more than 1,000 different handset models with various combinations of underlying technologies, user interfaces, keypad layouts, screen resolutions, sound capabilities and other carrier-specific customizations.

Industry Background

The growth of the mobile entertainment market is being shaped by an intersection of trends in the wireless communications and entertainment industries since wireless carriers provide the primary marketing and distribution channel for mobile games and branded content owners provide the licensing relationships that facilitate creating a large and diverse portfolio of recognizable games. Juniper Research, in its June 2006 “Mobile Games: Subscription & Download, 2006-2011” report, estimates that the percentage of wireless subscribers who download mobile games in our two largest markets, North America and Europe, will increase from 5.5% in 2006 to 14.6% in 2009 and from 5.6% in 2006 to 14.0% in 2009, respectively.

The mobile game market differs substantially from the traditional console game market. Mobile games typically have significantly lower development and distribution costs and longer life cycles than console games. Console game sales depend upon the product cycles of the consoles themselves, with large generational shifts between versions of each of the major console platforms every few years. In contrast, the mobile platform is characterized by a gradual evolution of features and capabilities in the many new handsets introduced each year by a large number of manufacturers and carriers. Consumers typically use their console games within the confines of their homes, while mobile games are available in all the settings where consumers take their mobile handsets. Furthermore, console games are usually developed for a few console platforms at most, which means that the development costs are mostly associated with the original creation and development of the game. However, once developed, mobile games may need to be ported to more than 1,000 different handset models, many with different technological requirements. Therefore, the ability to port mobile games quickly and cost effectively can be a competitive differentiator among mobile game publishers and a barrier to entry for other potential market entrants.

The networked nature of mobile games allows publishers the opportunity to improve the profitability of a game through decisions on porting, pricing, localization and marketing. Some games, especially those tied to films, television shows or console games with specific “day-and-date” launch requirements, ideally are launched simultaneously on a global basis with a large number of carriers. Other games may be launched in stages by regions or by carriers. These games require initial launch on fewer handsets than games with global “day-and-date” launch requirements. Games released in stages offer the opportunity to improve profitability by adjusting porting and marketing support costs based upon the initial success of the game.

We believe that the following trends will continue to shape the growing market for mobile entertainment:

Increasing Quality and Broadening Appeal of Mobile Games.  We believe that improving quality and greater availability of mobile games are contributing to increased end-user awareness of and demand for mobile entertainment. Wireless carriers and mobile game publishers now offer games across a diverse range of genres in an effort to appeal to a broad cross section of end users with mobile phones. For example, casual games, such as Diner Dash, are easy to learn and play and therefore well-suited to the mass market demographics of wireless subscribers. Carriers and mobile game publishers also have begun to focus on games where the brand, such as Monopoly, or the name, such as Super K.O. Boxing, clearly communicates the nature of the game within the handset’s game menu and therefore increases the likelihood of purchase or subscription. In addition, mobile entertainment publishers are introducing games, such as Deer Hunter, that are tailored to specific regional, age and gender demographics. We believe that these factors will contribute to rapid growth in the percentage of subscribers who download games.

Increasing Complexity of Developing and Publishing Mobile Games.  Mobile game publishers have emerged to address the requirements specific to mobile games, such as creating games to operate within the resource constraints of handsets, negotiating the requisite distribution agreements, and developing the technical expertise required to port and customize a game to more than 1,000 handset models and, with regional and language requirements, to create thousands of versions of that game. Some companies in related industries, such as carriers, traditional game publishers and other branded content owners, have established internal mobile game development or publishing capabilities. We believe that these companies are becoming increasingly aware of the complexities of developing mobile games and, as a result, are increasingly partnering with a small group of leading publishers that can manage the complexities specific to mobile games and related applications.

Increasing Importance of Scale in Licensing and Wireless Carrier Partnerships.  Carriers increasingly are seeking mobile game publishers with large and diverse portfolios of high-quality games based on well-known brands that are likely to appeal to a large number of the carriers’ subscribers. Branded content owners prefer global distribution in order to match the breadth of distribution of their brands in other entertainment media. Thus, they increasingly are seeking mobile game publishers with a global network of carrier relationships and a history of successfully launching high-quality games with premium deck placement on a number of mobile handsets. As a result, scale in content and carrier relationships is mutually reinforcing and has resulted in increasing differentiation between mobile game publishers that have achieved sufficient scale in licensing and carrier relationships and those that have not. We believe that only a small group of leading mobile entertainment publishers has established the licensing relationships necessary to create large and diverse portfolios of well-known games and the carrier relationships necessary to facilitate global distribution.

Continuing Advances in the Multimedia Capabilities of Mobile Handsets.  Mobile games capitalize on the ongoing and accelerating improvement of multimedia capabilities in handsets. The increasing screen resolutions, audio and graphics capabilities, processing power, battery life, memory and storage capabilities, and affordability of these handsets are enabling the delivery of a higher quality visual and audio entertainment experience to a broader group of end users.

Accelerating Deployment of Advanced Wireless Networks.  Advances in wireless networks are increasingly enabling convenient and rapid downloads of large files such as mobile games. In addition, these advanced networks have improved merchandising capabilities, as well as flexible provisioning and billing capabilities for data applications such as pay-per-play, that provide the infrastructure necessary for purchasing and downloading mobile games. We believe that incremental revenue from data-centric usages, such as accessing the Internet and downloading mobile games, helps wireless carriers recoup their multi-billion dollar investments in next-generation infrastructure. Juniper Research, in its June 2006 “Mobile Games: Subscription & Download, 2006-2011” report, estimates that the number of wireless subscribers on 2.5G and 3G networks, which facilitate the latest and highest quality mobile games, will grow from 970 million subscribers in 2006 to 1.8 billion subscribers in 2010.

Our Competitive Strengths

We believe we have a proven capability to develop high-quality mobile games that engage end users. Our portfolio of more than 100 games includes a variety of genres and is designed to appeal to the diverse interests of the broad wireless subscriber population. As the mobile entertainment market continues to develop, we believe that wireless carriers and branded content owners will increasingly recognize the benefits of partnering with independent mobile entertainment publishers that have achieved the scale necessary to develop and publish a consistent portfolio of high-quality games and to distribute them globally. We believe that we will continue to be attractive to carriers, content owners and end users because of the following strengths:

Diverse Portfolio of Award-Winning High-Quality Mobile Games.  We have developed and published more than 100 casual and traditional games across a number of genres, including action, board games, card/casino, puzzle, sports, strategy/RPG and TV/movie. No single game contributed more than 10% of our revenues in 2005 or the first nine months of 2006. We develop most of our games, including both original games and those based on licensed brands and intellectual property, at our studios in San Mateo, California and London, England. We believe that internal development of our games is a key factor in their consistently high quality. Our games are widely recognized for innovation and quality by industry reviewers. Based on numerical ratings by industry review websites, IGN Entertainment, Modojo and WGWorld, we ranked first in terms of average game quality for mobile games released in 2006. We have received numerous industry awards for our games, including IGN Entertainment’s Best of 2006 awards for best wireless adventure game — Stranded, best wireless puzzle game — Diner Dash and best wireless fighting game — Super K.O. Boxing, IGN Entertainment’s Best of 2005 award for best wireless puzzle game for Zuma, The Academy of Interactive Arts and Sciences’ 2006 Cellular Game of the Year award for Ancient Empires II, and the 2005 award for Best Mobile Sports Game by CNET’s Gamespot for Deer Hunter. Industry awards such as these increase our overall brand recognition and help us to gain premium deck placement with wireless carriers, thereby increasing the likelihood that end users will purchase and play our games.

Global Scale in Distribution, Sales and Marketing.  We currently have agreements with more than 150 wireless carriers and other distributors, which together serve more than one billion subscribers worldwide. Our games regularly receive premium placement on these carriers’ game decks accessed through handset screens. Given the small size of these screens, there are significant advantages to being placed in the initial list of games that an end user sees on the deck, rather than being placed lower on the list where an end user may need to scroll or search to find a game. In addition, we have developed closely integrated technical and strategic relationships with many carriers. These relationships typically are available to only a small number of leading publishers and may result in access to carriers’ new handset models for porting and preloading games prior to commercial handset release, self-certification of games with carriers (rather than going through the carriers’ more time-consuming processes for certifying compliance with their network requirements), co-marketing and promotions for new game releases, and end-user market research.

Strong Relationships with Branded Content Owners.  We have built relationships with a number of key branded content owners. The content providers that accounted for the largest percentages of our revenues in the first nine months of 2006 were Atari, Celador (from which we license the rights to Who Wants To Be A Millionaire? in some European and Asian countries), Fox, PlayFirst, PopCap Games, Sega Europe and Turner Broadcasting. In addition to these relationships, we have recently licensed brands or other intellectual property from Harrah’s, Hasbro, Microsoft and Sony. We believe that branded content owners increasingly understand the complexities of developing their own internal mobile entertainment capabilities and therefore increasingly wish to work with publishers with a history of successfully developing and publishing high-quality games, the carrier relationships necessary to distribute their games on a worldwide basis, the ability to do global marketing on a localized basis, and independence from a parent that may compete with the content owner in other markets. A number of carriers have reduced the number of mobile game publishers to which they provide access to their networks, and many branded content owners have similarly narrowed the number of mobile game publishers with which they contract. We believe these trends have mutually reinforced each other to the benefit of leading publishers such as Glu Mobile.

Proprietary Porting and Data Mining Capabilities.  We have developed proprietary technologies and processes designed to increase the profitability of our games through rapid and cost-effective porting to a broad range of handsets across a number of carriers. Our porting capabilities leverage technology and proprietary standardized processes, such as a development process designed to facilitate efficient porting, a tool library that helps automate some of the repetitive development tasks to support new handsets, and ongoing work flow analysis tools to support continuous improvement of our porting and deployment capabilities. Porting and localization result in each game having many stock keeping units, or SKUs, characterized by title, language, handset and carrier. As of December 31, 2006, we had the capability to port and localize games to approximately 40,000 SKUs per month. Our data mining capabilities provide us with the ability to analyze the revenue potential of each game and to improve profitability by adjusting porting and marketing support costs based upon the initial success of the game. Together, our porting and data mining capabilities help us in our efforts to increase initial and subsequent sales of each game and to support continuing premium deck placement.

Experienced Management Team.  In addition to experience in mobile games, our management team has significant experience in the video game publishing, wireless communications and other technology and media industries. We believe that this broad expertise allows us in a timely manner to design, develop and deliver games and other mobile entertainment applications that are designed to address the demands of our market. We believe our management team’s expertise and continuity are significant competitive advantages in the evolving mobile entertainment publishing market.

Our Strategy

Our goal is to be the leading global publisher of mobile games and other mobile entertainment applications. To achieve this goal, we plan to:

Continue to Create Award-Winning Games through Ongoing Investment in Our Studio and Technical Development Capabilities.  Our creative and technical teams are recognized in the industry for creating high-quality, award-winning mobile games. Our technical teams leverage proprietary technologies and standardized automated processes that are designed to enable rapid, timely, high-quality and cost-effective development and porting of mobile games. We believe that this combination provides us with a competitive advantage over other industry participants that have traditionally outsourced porting and development or used more manual processes. As a result, we have a record of developing successful mobile games based on licensed brands, as well as our own original brands such as Super K.O. Boxing. Original games result in higher margins, since we do not have to pay royalties to a content licensor. The industry-leading quality of our games, as recognized by industry reviewers, is important to our success, and we intend to continue investing in our studios’ game development capabilities.

Leverage and Grow Our Portfolio of Games.  We have developed a diverse portfolio of more than 100 games, including perennial titles that we believe can produce revenues for significantly longer than the typical 18 to 24 month revenue lifecycle for mobile games. In addition, successful games give us the potential to develop and publish a series of sequel titles, sometimes referred to as franchise titles. For both perennial and sequel titles, we leverage existing development, porting and marketing investments and broad end-user awareness in order to increase the revenue lifecycle of an existing game or increase the chance of success for new games. Games for the mobile platform also provide potential opportunities for us to publish or license our intellectual property for use on other platforms such as online, console or personal computer games. For example, casual games are well-suited for both online and mobile platforms, and we may develop or license online versions of some of our casual games. We plan to continue developing perennial and franchise titles, and we believe that our proprietary technology and development process capabilities provide us an advantage over our competitors in the coordinated launches frequently required of multi-platform games.

Expand and Strengthen Our Distribution.  We believe that wireless carriers are increasing their focus on the leading mobile game publishers in order to improve the consistency and quality of the games that they offer on their handsets. However, among carriers in the United States, the top five publishers currently account for only approximately 60% of mobile game revenues, according to the December 2006 “Mobile Game Track Highlight Report” of NPD Group, Inc., a market research firm. We intend to take steps to increase our market share with our existing carriers and distributors. For example, we plan to leverage increased user awareness of Glu as a brand that stands for high-quality mobile entertainment through the use of Glu-branded game menus on handset decks. We also plan to seek additional carrier relationships in geographic areas where we do not yet have a significant presence. In addition, we have increased and expect to continue to increase our non-carrier distribution capabilities through alternative channels such as Internet portals and “off-deck” aggregators.

Build Upon Our Position as a Leading Global Publisher to Strengthen Licensing Relationships.  We believe that, as a leading independent publisher of mobile games, we will continue to benefit from branded content owners’ increasing recognition of the challenges associated with mobile entertainment publishing. As a result of these challenges, some branded content owners are reducing their own internal mobile development efforts. We believe that branded content owners are also becoming more reluctant to contract with smaller mobile game publishers that do not have a reputation for quality development or that do not have the breadth of carrier relationships and technological capabilities necessary to publish a game on a worldwide basis. We intend to capitalize on these trends and on our reputation with non-mobile content owners as a leading mobile partner to strengthen our existing licensing relationships and develop additional relationships.

Gain Scale through Select Acquisitions.  We have acquired and integrated two mobile game companies — Macrospace and iFone. We believe that there may be future opportunities to acquire content developers and publishers in the mobile entertainment or complementary industries and we intend, where appropriate, to take advantage of these opportunities.

Our Products

We design our portfolio of games to appeal to the diverse interests of the broad wireless subscriber population. We believe that the quality of our games, as recognized by numerous industry awards, is key to their repeated success. We focus on developing a portfolio of games across a number of genres designed to increase adoption and repeat purchase rates by subscribers. We also develop and publish ringtones and wallpaper in coordination with a small number of our games, such as Ice Age 2. Revenues from applications other than games have not been material to date.

End users typically purchase our games from their wireless carrier and are billed on their monthly phone bill. In the United States, one-time fees for unlimited use generally range between approximately $5.00 and $8.00, and prices for subscriptions generally range between approximately $2.50 and $3.50 per month, typically varying by game and carrier. In Europe, our subscription prices have a similar range, while one-time fees for unlimited use range both higher and lower, depending on the country. Prices in the Asia-Pacific region are generally lower than in the United States and Europe. Carriers normally share with us 50% to 70% of their subscribers’ payments for our games, which we record as revenues. In the case of games based on licensed brands, we, in turn, share with the content licensor a portion of our revenues. The average royalty rate that we paid on games based on licensed intellectual property was 37% in 2005 and 36% in the first nine months of 2006. However, the individual royalty rates that we pay can be significantly above or below the average because our licenses were signed over a number of years and in many cases were negotiated by one of the companies we acquired. The royalty rates also vary based on factors such as the strength of the licensed brand.

Our portfolio of games includes original games based on our own intellectual property and games based on brands and other intellectual property licensed from branded content owners. These latter games are inspired by non-mobile brands and intellectual property, including movies, board games, Internet-based casual games and console games. In the first nine months of 2006, Glu-branded original games accounted for 15.0% of our revenues. Games based on licensed content from Atari, Fox, PopCap Games and Celador accounted for 23.6%, 17.3%, 11.6% and 9.8%, respectively, of our revenues for this period, with the balance coming from games and other applications based on content from other branded content owners.

Our games typically generate revenues for 18 to 24 months after release. As a result, we generate a significant portion of our revenues from our collection of games that have been in release for more than 12 months, which we sometimes refer to as our catalog. In the first nine months of 2006, we had 133 active titles generating revenues, of which the sports, TV/movie and action genres each had at least 20 titles.

Wireless carriers generally control the price charged to end users for our mobile games either by approving or establishing the price of the games charged to their subscribers. Some of our carrier agreements also restrict our ability to change established prices. In cases where carrier approval is required, approvals may not be granted in a timely manner or at all. A failure or delay in obtaining these approvals, the prices established by the carriers for our games, or changes in these prices could adversely affect market acceptance of those games. Similarly, for the significant minority of our carriers, including Verizon Wireless, when we make changes to a pricing plan (the wholesale price and the corresponding suggested retail price based on our negotiated revenue-sharing arrangement), adjustments to the actual retail price charged to end users may not be made in a timely manner or at all, even though our wholesale price was reduced. A failure or delay by these carriers in adjusting the retail price for our games could adversely affect sales volume and our revenues for those games.

The following table summarizes a selection of our games by genre:

		Year
Title	Branded Content Owner	Introduced			Market

Action
Aqua Teen Hunger Force	Turner Broadcasting	2005*			Global
Driv3r and Driver Vegas	Atari		2003/2005		Global
Inuyasha	Viz Media		2005		Regional
Sonic the Hedgehog Part 1 and Part 2	Sega Europe	2006*		*	Regional

Board Game
Battleship	Hasbro	2006*		*	Global
Clue	Hasbro	2006*		*	Global
Game of Life	Hasbro	2006*		*	Global
Monopoly	Hasbro	2006*		*	Global

Card/Casino
5 Card Draw Poker	Glu		2004		Global
Blackjack Hustler	Glu		2005		Global
Hoyle Solitaire Pro	Encore Software		2006		Global
World Series of Poker Texas Hold ’em	Harrah’s		2006		Global

Puzzle
Astropop	PopCap Games		2005		Global
Diner Dash	PlayFirst		2006		Global
Insaniquarium Deluxe	PopCap Games		2006		Global
Zuma	PopCap Games		2005		Global

Sports
Deer Hunter and Deer Hunter 2 Mobile	Atari		2004/2006		Global
FOX Sports Mobile	Fox		2003		Regional
Shark Hunt	Glu		2003		Global
Super K.O. Boxing	Glu		2006		Global

Strategy/RPG
Ancient Empires I and II	Glu	2005*			Global
Baldur’s Gate	Hasbro		2004		Global
Kasparov Chess	Gary Kasparov		2006		Global
Stranded	Glu		2006		Global

TV/Movie
Ice Age 2	Fox		2006		Global
Mr. & Mrs. Smith	Fox		2005		Global
Robots	Fox		2005		Global
Who Wants to Be a Millionaire?	Celador	2005*			Regional

*	Title acquired from Macrospace in December 2004 with first revenues for us in 2005.

**	Title acquired from iFone in March 2006 with first revenues for us in 2006.

Some of our newest games include the following:

Centipede.  This game is based on the Atari classic game and created for the mobile environment. This game has players encounter tenacious centipedes, bouncing spiders, mushroom-laying fleas and transforming scorpions as with the popular original arcade game. Players choose from six different themes, from recognizable Retro based on Atari’s classic, to other new themes such as Robo, Water, Fire, Flower and Contempo. The “Power Up” mode is designed to give players new weapons such as missiles, bombs and lasers, and precise, responsive controls.

Deer Hunter Mobile.  Based on Atari’s Deer Hunter franchise, Glu’s award-winning Deer Hunter and its sequel, Deer Hunter 2 Mobile, are designed to give end users the most realistic hunting game available on mobile phones. Players take aim at multiple deer species with a range of weapons in detailed environments. The game allows players to utilize a GPS system to track deer and choose their hunting location, attract deer with scents and calls, use binoculars to spot the biggest bucks, tag them for easy tracking, and use the “Steady Aim System” for pinpoint accuracy. Players can hit the kill zone for one shot take-downs and view an instant replay of the action. With multiple modes of play, players can take either a quick hunt or climb the hunters’ ranks in career mode.

Monopoly.  Through our license with Hasbro, we publish for mobile handsets this top-selling board game in two versions: classic Monopoly and the all-new Monopoly Here & Now. Up to four players can play, choosing from eight tokens. Through buying, renting and selling the 22 pieces of real estate on the board, players compete to build their real estate empires, bankrupt their opponents and stay out of jail in order to become the wealthiest player.

Project Gotham Racing Mobile.  Through our relationship with Microsoft, we introduced 2- and 3-dimensional mobile games based on Project Gotham Racing, the leading action-oriented racing franchise on the Xbox 360 video game and entertainment system. Microsoft markets Project Gotham Racing as the ultimate test of racing where style is of the essence. End users race seven types of vehicles including Aston Martin, Lamborghini and Mercedes, with the game designed to emulate each vehicle’s unique physics and engine specifications, including top speed and horsepower, in order to give an authentic driving experience. Players race through locations including Paris, Cairo and Shanghai and progress through a combination of fast lap performances, earning “Kudos” points for driving with skill, style and daring.

Super K.O. Boxing.  This title is an arcade-style boxing game for mobile handsets. Super K.O. Boxing features arcade style boxing with animations, cartoon-style graphics and larger-than-life characters. This Glu original game is designed to allow players to punch their way through three circuits against outrageous contenders with names such as Major Pain, 15 Cent and Sake Bomb and learn each fighter’s weaknesses and fighting style, while dodging and blocking to avoid going down for the count. This game has been widely acclaimed, winning an IGN Entertainment’s Best of 2006 Award and a WGWorld.com’s Editor’s Award.

Changes in end-user tastes and advances in technology combined with limitations on our ability to introduce additional versions of games under many of our license agreements, even those with durations longer than the typical shelf life of our games, mean that we are frequently evaluating ideas for new potential games and will need to obtain new licenses or develop new original games on an ongoing basis. We may be unable to obtain new licenses or to obtain them on terms favorable to us. Failure to maintain or renew our existing licenses or to obtain additional licenses could impair our ability to introduce new mobile games or continue our current games, which could materially harm our business, operating results and financial condition. Even if we are successful in gaining new licenses or extending existing licenses, we may fail to anticipate the entertainment preferences of our end users when making choices about which brands or other content to license. If the entertainment preferences of end users shift to content or brands owned or developed by companies with which we do not have relationships, we may be unable to establish and maintain successful relationships with these developers and owners, which would materially harm our business, operating results and financial condition.

Sales, Marketing and Distribution

We market and sell our games primarily through wireless carriers. Because of our internal development, porting and operations capabilities, we believe that we have an advantage over our competitors in the ability to execute simultaneous and coordinated “day-and-date” game launches. These coordinated launches typically are used for games associated with other content platforms such as films, television and console games. We also coordinate our marketing efforts with carriers and mobile handset manufacturers in the launch of new games with new handsets.

Our sales and marketing organization focuses on increasing end-user awareness, adoption and repeat purchase rates through a variety of programs. We co-market our games with our partners, including carriers, branded content owners and direct-to-consumer companies. For example, when we create an idea for a game, we discuss the game with carriers early in the development process to gain an understanding of the attractiveness of the game to them, to obtain their other feedback regarding the game, and to develop plans for co-marketing and a potential launch strategy. We also coordinate our marketing efforts with those of branded content owners, especially where our games will be launched concurrently with their film, television show or other entertainment product. These programs leverage the sales and marketing resources of our carriers and content licensors to amplify our own sales and marketing efforts. In addition, we work with our carriers to develop merchandising initiatives that stimulate trial and purchase such as pre-loading of games on handsets, often with free trials, Glu-branded game menus that offer games for trial or sale, and pay-per-play or other alternative billing arrangements.

We believe that placement of games on the top level or featured handset menu or toward the top of the genre-specific or other menus, rather than lower down or in sub-menus, is likely to result in games achieving a greater degree of commercial success. We believe that a number of factors may influence the deck placement of a game including:

•	the perceived attractiveness of the title or brand;

•	the past success of the game or of other games previously introduced by a publisher;

•	the number of handsets for which a version of the game is available;

•	the relationship with the applicable carrier;

•	the carrier’s economic incentives with respect to the particular game, such as the revenue split percentage; and

•	the level of marketing support, including marketing development funds.

If carriers choose to give our games less favorable deck placement, our games may be less successful than we anticipate and our business, operating results and financial condition may be materially harmed.

We currently have agreements with more than 150 carriers and other distributors that in the aggregate reach more than one billion subscribers. End users download our mobile games and related applications to their handsets, and typically their carrier bills them a one-time fee or monthly subscription fee, depending on the end user’s desired payment arrangement and the carrier’s offerings. Our carrier distribution agreements establish the portion of revenues that will be retained by the carrier for distributing our games and other applications. Our carrier agreements do not establish us as the exclusive provider of mobile games with the carriers and typically have a term of one or two years with automatic renewal provisions upon expiration of the initial term, absent a contrary notice from either party. In addition, the carriers can usually terminate these agreements early and, in some instances, at any time without cause, which could give them the ability to renegotiate economic or other terms. The agreements generally do not obligate the carriers to market or distribute any of our games. In many of these agreements, we warrant that our games do not contain libelous or obscene content, do not contain material defects or viruses, and do not violate third-party intellectual property rights and we indemnify the carrier for any breach of a third party’s intellectual property.

In the first nine months of 2006, Verizon Wireless, Sprint Nextel, Cingular Wireless and Vodafone accounted for 20.9%, 13.6%, 11.4% and 10.7%, respectively, of our revenues. In 2005, those carriers accounted for 24.3%, 11.9%, 11.9% and 6.2%, respectively, of our revenues. Listed below are our ten largest carriers by revenues (on an operating unit basis rather than a globally or regionally consolidated basis) in the nine months ended September 30, 2006 for each of our four major geographical markets:

North America	Europe

Verizon Wireless	Hutchinson 3G UK
Sprint Nextel	O2 UK
Cingular Wireless	Vodafone Germany
T-Mobile USA	Vodafone Spain
ALLTEL	Orange UK
Boost Mobile	Hutchinson 3G Italy
US Cellular	Vodafone UK
Bell Mobility	Vodafone France (SFR)
Rogers	Telefónica Móviles
Virgin	O2 Germany

Asia Pacific	Latin America

Hutchinson 3G Australia	TelCel
Vodafone Australia	Vivo - Telesp Celular SA
Telecom New Zealand	IUSACELL
Vodafone New Zealand	Telecomunicaciones Movilnet
Telstra	Verizon Wireless Puerto Rico
China Mobile	Centennial Puerto Rico
SKT	Telesp Celular SA
Optus Administration Pty Limited	nTelos
Smart	CODETEL
KTF	UNEFON

See note 14 of the notes to our consolidated financial statements for geographic information on our revenues in 2003, 2004 and 2005 and the first nine months of 2005 and 2006 and on our long-lived assets at December 31, 2004 and 2005 and September 30, 2006.

Although we intend to continue the primary distribution of our games through carriers, we also market and sell our games through our own website and various Internet portals. Currently, revenues from these alternative distribution channels are immaterial. However, we believe that these channels increase the exposure of our games and brand to end users and that they may become significant channels in the future. As with our carriers, we believe that inferior placement of our games in the menus of off-deck distributors will result in lower revenues than might otherwise be anticipated from these alternative sales channels.

Carriers and other distributors also control billings and collections for our games, either directly or through third-party service providers. We depend on their reports for information regarding the amount of sales of our games and related applications and to determine the amount of royalties we owe branded content licensors and the amount of our revenues. These reports may not be timely, and in the past they have contained, and in the future they may contain, errors. If our carriers or their third-party service providers cause material inaccuracies when providing billing and collection services to us, our revenues may be less than anticipated or may be subject to refund at the discretion of the carrier. This could harm our business, operating results and financial condition.

Studios

We have two internal studios that create and develop games and other entertainment products tailored to mobile handsets. These studios, based in San Mateo, California, and London, England, have the ability to design and build products from original intellectual property, based on games originated in other media such as online and game consoles, or based on other licensed brands and intellectual property.

Where we license intellectual property from films or other brands or content not based on games from other media, our game development process involves a significant amount of creativity. Even licensed console or Internet games require more than a simple port to the mobile environment; rather, our developers must create games that are inspired by the game play of the original. In each of these cases, our creative and technical studio expertise is necessary to design games that appeal to end users and work well on handsets with their inherent limitations such as small screen sizes and control buttons.

In addition, our studios develop games with worldwide appeal such as Ice Age 2 as well as games that are regionally and culturally relevant like Deer Hunter. We anticipate expanding our creative and development team to include studios in Asia and Latin America for localization and development of culturally attuned games.

Product Development and Technology

We have developed proprietary technologies and product development processes that are designed to enable us rapidly and cost effectively to develop and publish games that are consistently rated as high quality by industry publications such as IGN Entertainment and WGWorld, and that meet the needs of our wireless carriers. These technologies and processes include:

Development Platforms.  Our development platforms are designed to enable us to create high-quality games that overcome the significant constraints of mobile handsets while taking advantage of the inherent capabilities of networked handsets. In addition, we have developed an infrastructure that allows us to outsource the development of some games while retaining the consistency of our development processes. This provides us with a cost-effective alternative for selected games.

Porting Tools and Processes.  Unlike the personal computer or console markets, which have a relatively small number of platforms, the heterogeneity of handsets creates substantial complexity when publishing a game broadly. We have designed our overall game development processes and tools to account for the complexity of porting a game to over 1,000 handsets and creating over 10,000 SKUs. Furthermore, we have developed proprietary software, tools and libraries that we believe provide us with an advantage over our competitors by allowing us to port our games to handsets quickly and at a significantly lower cost.

Broad Development Capabilities.  We have created development capabilities intended to exploit the full range of handsets as an entertainment platform, including single player games, client server applications such as FOX Sports Mobile, turn-based two player games such as Kasparov Chess, and real-time multi-player games such as World Series of Poker.

Application Hosting, Provisioning and Billing Capabilities.  We have developed an application hosting and provisioning system that integrates with both carrier and other third-party billing systems and allows for a range of billing options designed to maximize the attractiveness of games to end users with different payment preferences. For example, we support pay-per-play and micro-billing, as well as the more traditional one-time and subscription fee models. We believe that this system allows us to deepen our relationships with our carriers and provides a marketing opportunity by allowing for control of our own merchandising.

Merchandising and Marketing Platform.  We have developed technologies to enable innovative sales and marketing programs. For example, we have developed innovative technologies that address the historical challenges of marketing to end users within the limits of the deck. Play free technologies allow us to push games to an end user’s handset after he or she registers at our website or at an Internet portal. We also create and host wireless application protocol, or WAP, channels that enable Glu-branded storefronts, or menus, on a carrier’s e-commerce system.

Thin Client-Server Platform.  We have invested in the technology infrastructure to develop and deploy highly tailored non-browser based client-server applications. This technology has allowed us to deploy entertainment products like FOX Sports Mobile, which give consumers real-time access to sports news and other information. This technology could serve as a foundation for non-game entertainment products we may deploy in the future.

Strategic Relationships

The following are brief summaries of our major wireless carrier and branded content owner relationships:

Verizon Wireless.  We are party to a BREW Application License Agreement with Cellco Partnership (d.b.a. Verizon Wireless) dated February 12, 2002 and a BREW Developer Agreement with Qualcomm Inc. dated November 2, 2001, as amended, under which we provide our games to Qualcomm, and Qualcomm in turn distributes our games on the Verizon Wireless network utilizing Qualcomm’s BREW technology. Under these agreements, we set the wholesale price for each game, and for each game sold we receive a specified percentage of the wholesale price. Verizon Wireless has the authority to set the retail price. These agreements are terminable by either party without cause with 30 days’ notice. We have similar arrangements with other carriers that utilize Qualcomm’s BREW technology.

Cingular Wireless and Vodafone.  We are party to a Wireless Information Service Licensing Agreement with Cingular Wireless dated October 15, 2004, and our wholly-owned subsidiary, Glu Mobile Limited, is party to a Master Reseller Agreement with Vodafone Global Content Services Limited dated July 7, 2003, under which these carriers function as resellers of our games and remit to us a specified percentage of all revenues derived from the sale of our games to their subscribers. In each case, the carrier maintains the right to set the retail price. Cingular Wireless and Vodafone may terminate their respective agreements with us for any reason with 90 and 30 days’ notice, respectively. Under our Cingular Wireless agreement, we have a joint marketing commitment which guarantees that each quarter a specified number of our games will be jointly marketed and will receive premium deck placement.

Sprint Nextel.  Although we still derive a portion of our Sprint Nextel revenues under legacy contracts with Nextel and Boost Mobile, LLC, a company that Nextel acquired, a majority of the revenues derived from the Sprint Nextel relationship is derived under a Wireless Internet Service Agreement with Sprint Spectrum L.P. (d.b.a. Sprint PCS) dated March 28, 2003, as amended. Under this agreement, Sprint functions as a reseller of our games and remits to us a specified percentage of all revenues derived from the sale of our games to their subscribers. This agreement is terminable by either party without cause on 90 days’ notice and, after August 28, 2007, on 30 days’ notice. Under this agreement, we have a joint marketing commitment which guarantees that each six months a specified number of games will be jointly marketed and will receive premium deck placement during a specified portion of that six-month period. We are also party to a Digital Item License and Distribution Agreement with Nextel Operations, Inc. dated August 15, 2004, as amended, which we entered into with Nextel prior to its acquisition by Sprint. Under this agreement, Nextel and its affiliates, including Boost Mobile, function as resellers of our games and remit to us a specified percentage of all revenues derived from the sale of our games to their subscribers. The initial term of this agreement automatically renews for successive 12-month terms ending August 15th of each year, and is terminable by either party without cause at the end of any such 12-month term on notice given at least 60 days prior to the end of that term.

Celador.  Our wholly-owned subsidiary, Glu Mobile Limited, is party to a Wireless Games Agreement with Celador International Limited, dated December 8, 2004, as amended, under which Celador grants to us the exclusive license to create mobile games based on the Celador title Who Wants To Be A Millionaire? on specified wireless platforms in specified territories, primarily in Europe but also in the Asia-Pacific region. The agreement also grants us the right to create mobile game versions of Who Wants To Be A Millionaire? where all the questions and answers included adhere to a particular category or genre. We pay Celador a royalty equal to a specified percentage of our net distributable revenues from revenues arising from sales of the games, although this percentage varies for sales through specified entities in specified territories.

Fox.  We are party to a Wireless Content License Agreement with Fox Mobile Entertainment Inc., a division of Fox Entertainment Group, Inc., dated December 16, 2004, as amended, under which Fox grants to us the exclusive worldwide license to create mobile games and applications based on such Fox titles as Ice Age 2 and Kingdom of Heaven on certain wireless platforms, and we grant to Fox a non-exclusive license to sell these mobile games and applications to Vodafone Group Services Limited and T-Mobile, for distribution to end users outside of the United States. From the sale of our mobile games and applications based on the Fox titles, we pay Fox a royalty of a specified percentage of our receipts, which percentage varies based on the volume of our sales and whether the title was a major release or a targeted release. This agreement also provided for specified advances and guaranties for some titles.

PopCap Games.  We are party to a Publishing and Distribution Agreement with PopCap Games, Inc. and PopCap Games International, Ltd., dated October 1, 2004, as amended, under which PopCap Games grants to us the exclusive worldwide license to create mobile games based on PopCap Games’ titles on specified wireless platforms. We pay PopCap Games a royalty on sales of the mobile games equal to the greater of a specified percentage of our revenues from these sales or a specified fixed amount per unit sold, with the percentages and amounts varying for one-time download sales and subscription sales. PopCap Games may terminate the agreement with regard to any game that we publish and distribute under this agreement if we do not meet specified quarterly royalty targets for that game.

Competition

Our primary competitors include Digital Chocolate, Electronic Arts (EA Mobile), Gameloft, Hands-On Mobile, I-play, Namco and THQ, with Electronic Arts having the largest market share of any company in the mobile games market. In the future, likely competitors include major media companies, traditional video game publishers, content aggregators, mobile software providers and independent mobile game publishers. Wireless carriers may also decide to develop, internally or through a managed third-party developer, and distribute their own mobile games. If carriers enter the mobile game market as publishers, they might refuse to distribute some or all of our games or might deny us access to all or part of their networks.

The development, distribution and sale of mobile games is a highly competitive business. For end users, we compete primarily on the basis of brand, game quality and price. For carriers, we compete for deck placement based on these factors, as well as historical performance and perception of sales potential and relationships with licensors of brands and other intellectual property. For content and brand licensors, we compete based on royalty and other economic terms, perceptions of development quality, porting abilities, speed of execution, distribution breadth and relationships with carriers. We also compete for experienced and talented employees.

Some of our competitors’ and our potential competitors’ advantages over us, either globally or in particular geographic markets, include the following:

•	significantly greater revenues and financial resources;

•	stronger brand and consumer recognition regionally or worldwide;

•	the capacity to leverage their marketing expenditures across a broader portfolio of mobile and non-mobile products;

•	more substantial intellectual property of their own from which they can develop games without having to pay royalties;

•	pre-existing relationships with brand owners or carriers that afford them access to intellectual property while blocking the access of competitors to that same intellectual property;

•	greater resources to make acquisitions;

•	lower labor and development costs; and

•	broader global distribution and presence.

Further, our capital resources limit the number of games that we can develop and market, and any inability to predict successfully the appropriate level of marketing investment in each game could result in lower earnings than we anticipate. Electronic Arts (EA Mobile) and Gameloft have expended significant amounts to promote the introduction of a large number of games in Europe in the fourth calendar quarter of 2006. The success of these marketing efforts and the volume of games involved may result in less desirable placement, or no placement, on the decks of some carriers for the new games that we plan to introduce, and, irrespective of deck placement, may result in greater sales of their games to end users and, consequently, lower sales of our games.

Intellectual Property

Our intellectual property is an essential element of our business. We use a combination of trademark, copyright, trade secret and other intellectual property laws, confidentiality agreements and license agreements to protect our intellectual property. Our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use without consent intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We are the owner of six trademarks registered with the U.S. Patent and Trademark office, including Alpha Wing, and have six trademark applications pending with the U.S. Patent and Trademark Office, including Glu, our ‘g’ character logo, Ancient Empires and Super K.O. Boxing. We also own one or more registered trademarks in Australia, Chile, Colombia, Dominican Republic, the European Union, Guatemala, Hong Kong, Mexico, New Zealand, Peru, Taiwan and the United Kingdom, including the names Alpha Wing, Ancient Empires and our ‘g’ character logo, and have a number of trademark applications pending in more than 20 other jurisdictions for the same and other trademarks. Registration of both U.S. and foreign trademarks are renewable every ten years.

In addition, many of our games and other applications are based on or incorporate intellectual property that we license from third parties. We have both exclusive and non-exclusive licenses to use these properties for terms that generally range from two to five years. Our licensed brands include, among others, Deer Hunter, Diner Dash, Monopoly, Sonic the Hedgehog, Who Wants To Be A Millionaire? and Zuma. Our licensors include a number of well-established video game publishers and major media companies, including Atari, Celador, Fox, Harrah’s, Hasbro, Microsoft, PlayFirst, PopCap Games, Sega Europe, Sony and Turner Broadcasting. In 2006, revenues derived from our games and other applications based on the brands and other intellectual property of our four largest licensors, Atari, Fox, PopCap Games and Celador, represented 23.6%, 17.3%, 11.6% and 9.8% of our revenues in the first nine months of 2006.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. Although we believe that our product offerings do not infringe the intellectual property rights of any third party, we cannot be certain that we will prevail in any intellectual property dispute. If we do not prevail in these disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of our games or other applications determined to infringe the rights of others, and/or be forced to pay substantial royalties to a third party, any of which would have a material adverse effect on our business, financial condition and results of operations.

Employees

As of December 31, 2006, we had 230 employees, including 148 in research and product development. Of these employees, 127 were in the United States, 93 were in Europe, 7 were in Hong

Kong and 4 were in Brazil. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider relations with our employees to be good.

Facilities

We lease approximately 37,048 square feet in San Mateo, California for our corporate headquarters, including our operations, studio and research and development facilities, pursuant to a lease agreement that expires in March 2008. We have an option to extend the lease for three years and a right of first refusal to lease additional space in our building. In addition, we intend to enter into a lease for approximately 10,600 square feet in London, England for our principal European offices with an expected expiration date of October 2012. We anticipate having an option to extend the London lease for five years and a right of first refusal to lease additional space in that building. We also lease properties in Brazil, France, Germany and Hong Kong. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings, and to our knowledge none is threatened.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table provides information regarding our executive officers and directors as of December 31, 2006:

Name	Age	Position(s)

Executive Officers:
L. Gregory Ballard	53	President, Chief Executive Officer and Director
Albert A. “Rocky” Pimentel	51	Executive Vice President and Chief Financial Officer
Jill S. Braff	38	Senior Vice President of Worldwide Marketing and General Manager of the Americas
Alessandro Galvagni	36	Senior Vice President of Product Development and Chief Technology Officer
Kristian Segerstråle	29	Managing Director, EMEA

Other Directors:
Daniel L. Skaff	47	Lead Independent Director
Ann Mather(1)	46	Director
William J. Miller(2)	61	Director
Richard A. Moran(2)	56	Director
Hany M. Nada(1)	37	Director
A. Brooke Seawell(1)(3)	59	Director
Sharon L. Wienbar(2)(3)	44	Director

Key Employees:
Kevin S. Chou	35	Vice President and General Counsel
Denis M. Guyennot	43	Chief Executive Officer, EMEA
Eric R. Ludwig	37	Vice President, Finance

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

(3)	Member of our Nominating and Governance Committee.

L. Gregory Ballard has served as our President, Chief Executive Officer and director since September 2003. Prior to joining us, Mr. Ballard consulted for Virgin USA, Inc. from April 2003 to September 2003. Prior to then, he served as Chief Executive Officer at SONICblue Incorporated, a manufacturer of ReplayTV digital video recorders and Rio digital music players, from August 2002 to April 2003, and as Executive Vice President of Marketing and Product Management at SONICblue from April 2002 to August 2002. Between July 2001 and April 2002, Mr. Ballard worked as a consultant. Mr. Ballard served as Chief Executive Officer of MyFamily.com, Inc., a subscription-based Internet service, from January 2000 to July 2001. Previously, he served as Chief Executive Officer or in another senior executive capacity with 3dfx Interactive, Inc., an advanced graphics chip manufacturer, Warner Custom Music Corp., a division of Time Warner, Inc., Capcom Entertainment, Inc., a developer and publisher of video games, and Digital Pictures, Inc., a video game developer and publisher. Mr. Ballard holds a B.A. degree in political science from the University of Redlands and a J.D. from Harvard Law School.

Albert A. “Rocky” Pimentel has served as our Executive Vice President and Chief Financial Officer since October 2004. Prior to joining us, Mr. Pimentel served as Executive Vice President and Chief Financial Officer of Zone Labs, Inc., an end-point security software company, from September 2003 until it was acquired in April 2004 by Checkpoint Software, Inc. From January 2001 to June 2003, he served as a Partner of Redpoint Ventures, a venture capital firm focused on investments in information technology. Prior to then, he served as Chief Financial Officer for WebTV Networks, Inc., a provider of set-top Internet access devices and services acquired by Microsoft Corporation, and LSI Logic Corporation, a semiconductor and storage systems developer listed on the New York Stock Exchange. Mr. Pimentel holds a B.S. in commerce from Santa Clara University and is a Certified Public Accountant.

Jill S. Braff has served as our Senior Vice President of Worldwide Marketing since May 2005 and also as our General Manager of the Americas since August 2005. She also previously served as our Vice President of Marketing from December 2003 to May 2005, and as a marketing consultant from November 2003 to December 2003. From 2001 until November 2003, Ms. Braff worked as an independent marketing consultant and functioned as interim Vice President of Marketing at Sega of America, Inc., an interactive entertainment company, from June 2003 to August 2003, as Creative Director at Konami of America, an electronic entertainment company, from January 2003 to June 2003, and as a wireless games consultant at Sprint PCS from January 2002 to April 2002. Ms. Braff has also held senior marketing positions at Photopoint Corporation, MyFamily.com, Inc. and The Learning Company. Ms. Braff holds a B.A. in English from Colgate University.

Alessandro Galvagni has served as our Chief Technology Officer since September 2002 and also as our Senior Vice President of Product Development since January 2006. Prior to joining us, Mr. Galvagni served as an architect (pervasive division) at BEA Systems, Inc. during 2001. Previously, Mr. Galvagni served as project leader at Pumatech International, a mobile software technology company, from 1999 to 2001. Prior to then, Mr. Galvagni served in senior engineering roles with Proxinet, Inc., a mobile software technology company, and at NASA Ames Research Center. Mr. Galvagni holds a B.S. in computer engineering from California State University at San Jose and an M.S. in computer engineering from Santa Clara University.

Kristian Segerstråle has served as our Managing Director, EMEA, since December 2005, and served as our Vice President, Production, EMEA from December 2004 to December 2005. In August 2001, Mr. Segerstråle co-founded Macrospace, a mobile games developer and publisher, where he served as Director and Head of Products and Services until we acquired Macrospace in December 2004. Mr Segerstråle holds a B.A. Hons (M.A. Cantab) in economics from Cambridge University and an M.Sc. from the London School of Economics.

Daniel L. Skaff has served on our board of directors since December 2001 and has served as our lead independent director since June 2005. Mr. Skaff is the founder of Sienna Ventures, a venture capital firm, and has served as its Managing Partner since its inception in June 2000. He also co-founded Pon North America Inc., a distribution company, and served as its Chairman from May 1998 to May 2001. Mr. Skaff also is a founding investor and lead director of Protocol Communications Inc., a call center and integrated marketing services business, where he served as a director from June 1998 to December 1999. He is currently on the investment committee of the Marin Community Foundation, a large charitable organization, and is a founding advisory board member of Northstar Capital LLC, a subordinated debt fund based in Minneapolis. Mr. Skaff also serves on the boards of directors of EBT Mobile China, Plc, Epana Networks, Inc., and Viaquo Corp. Mr. Skaff holds an A.B. in economics with honors from Harvard University and an M.B.A. from the Wharton School, University of Pennsylvania, where he was a Wharton Fellow.

Ann Mather has served on our board of directors since September 2005. From September 1999 to May 2004, Ms. Mather was Executive Vice President and Chief Financial Officer for Pixar Animation Studios Inc. From 1992 to July 1999, she held various executive positions at The Walt Disney Company, including Senior Vice President of Finance and Administration for its Buena Vista International Theatrical Division. Prior to then, she served in various roles with Alico, a division of AIG, Inc., Polo Ralph Lauren Europe’s retail operations, Paramount Pictures Corporation and KPMG in London. Ms. Mather also serves on the boards of directors of Google Inc., where she is a member of its audit committee, Central European Media Enterprises Ltd., where she is on its audit and compensation committees, Ariat International, Inc and Zappos.com, Inc. She also served as a director of Shopping.com from May 2004 until it was acquired by Ebay in August 2005, where she was chair of its audit committee and a member of its corporate governance and nominating committee. Ms. Mather holds an M.A. from Cambridge University in England and is qualified as a Chartered Accountant in England and Wales.

William J. Miller has served on our board of directors since January 2007. Mr. Miller has acted as an independent director and adviser to a number of technology companies since November 1999. From April 1996 until his retirement in November 1999, Mr. Miller served as Chairman of the Board of Directors and Chief Executive Officer of Avid Corporation, a provider of digital tools for multimedia companies, where he also served as President from September 1996 to January 1999. Prior to then, he served as Chief Executive Officer and Chairman of the Board of Quantum Corporation, a data storage manufacturer, and in various positions at Control Data Corporation, a computer and data services company, most recently as Executive Vice President and President, Information Services. Mr. Miller serves as a director of NVIDIA Corporation, Waters Corporation, Digimarc Corporation, Overland Storage, Inc., and Viewsonic Corporation. Mr. Miller holds a B.A. in public address and a J.D. from the University of Minnesota.

Richard A. Moran has served on our board of directors since May 2002. He has served as a Partner of Venrock Associates since January 2007. He served as Chairman of the Board of Directors of Portal Software, Inc. from February 2003 until Portal was sold to Oracle Corporation in July 2006. Also, since January 2002, he has served as Chief Executive Officer of Moran Manor and Vineyards LLC. From April 1996 to May 2002, Mr. Moran served as a Partner at Accenture Inc. (formerly Anderson Consulting LLP), focusing on media and entertainment. He also serves on the boards of directors of Sutura, Inc. and the National Association of Corporate Directors, Northern California Chapter. Mr. Moran is the author of several books on business and management. Mr. Moran holds a B.A. in English from Rutgers College, an M.A. in personnel administration from Indiana University and a Ph.D. in organizational behavior/higher education from Miami University (Ohio).

Hany M. Nada has served on our board of directors since April 2005. Mr. Nada co-founded Granite Global Ventures in 2000 and has served as a Managing Director since its inception. He has also served as Managing Director and Senior Research Analyst at Piper Jaffray & Co., specializing in Internet software and e-infrastructure. Mr. Nada also serves on the boards of directors of OneWave Technologies, Inc., Accruent, Inc., Vocera Communications, Inc., WildTangent, Inc., and Endeca Technologies, Inc. Mr. Nada holds a B.S. in economics and a B.A. in political science from the University of Minnesota.

A. Brooke Seawell has served on our board of directors since June 2006. Since January 2005, Mr. Seawell has served as a Venture Partner at New Enterprise Associates, focusing on software and semiconductor investments. From February 2000 to December 2004, he served as a Partner at Technology Crossover Ventures. Prior to joining TCV, Mr. Seawell worked in senior executive positions with NetDynamics, Inc., an application server software company, and Synopsys Inc., an electronic design automation software company. Mr. Seawell also serves on the boards of directors of NVIDIA Corporation, Informatica Corporation, CoWare, Inc., iRise Corporation and SiTime Corporation. Mr. Seawell holds a B.A. in economics from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Sharon L. Wienbar has served on our board of directors since June 2004. Since 2001, Ms. Wienbar has served first as a Director and later as a Managing Director at Scale Venture Management I, LLC (formerly BA Venture Partners), focusing on software investments, including media and Internet companies. From 1999 to 2000, she served as Vice President, Marketing at Amplitude Software Corp., a provider of Internet resource scheduling solutions, and then at Critical Path, Inc., a software-as-a-service company that acquired Amplitude. Prior to then, she worked in product marketing at Adobe Systems and practiced strategy consulting at Bain & Company. Ms. Wienbar also serves on the boards of directors of Bellamax, Inc., Biz360, Inc., FaceTime Communications, Inc., Reply! Inc. and WYBS, Inc. (doing business as MerchantCircle). Ms. Wienbar holds a A.B. in engineering from Harvard University, a M.A. in engineering from Harvard University and an M.B.A. from the Stanford Graduate School of Business.

Kevin S. Chou has served as our Vice President and General Counsel since July 2006. Prior to joining us, Mr. Chou served as Senior Counsel at Knight-Ridder, Inc., a newspaper publishing and Internet company, from August 2005 to July 2006. From September 2002 to August 2005, he served as Associate General Counsel at The Thomas Kinkade Company, an art publishing company. Mr. Chou served as General Counsel of Dialpad Communications, Inc., an Internet telephony company, from October 2000 to March 2002. Previously, Mr. Chou worked at Fenwick & West LLP, a law firm serving technology and life sciences clients. Mr. Chou holds a B.S. in economics from the University of California at Berkeley and a J.D. from Yale Law School.

Denis M. Guyennot has served as the Chief Executive Officer, EMEA since March 2006. Prior to joining us, Mr. Guyennot served as Executive Vice President of the wireless division of Infogrames Entertainment S.A., a video game company, from October 2004 to March 2006, President and Chief Operating Officer of Atari, Inc., a video game company, from April 2000 to September 2004, and President of Distribution for Infogrames Entertainment Europe, from January 1999 to January 2000. From July 1998 to January 1999, Mr. Guyennot served as President of Infogrames Europe’s Southern Region. Mr. Guyennot has been a director of Atari, Inc. since January 2000 and is also currently a director of Boonty Inc. Mr. Guyennot attended the University of Lyon.

Eric R. Ludwig has served as our Vice President, Finance since April 2005, and served as our Director of Finance from January 2005 to April 2005. Prior to joining us, from January 1996 to January 2005, Mr. Ludwig held various positions at Instill Corporation, an on-demand supply chain software company, most recently as Chief Financial Officer, Vice President, Finance and Corporate Secretary. Prior to Instill, Mr. Ludwig was Corporate Controller at Camstar Systems, Inc., an enterprise manufacturing execution and quality systems software company, from May 1994 to January 1996. He also worked at Price Waterhouse L.L.P. from May 1989 to May 1994. Mr. Ludwig holds a B.S. in commerce from Santa Clara University and is a Certified Public Accountant.

Board of Directors Composition

Under our restated bylaws that will become effective immediately following the completion of this offering, our board of directors is authorized to set the authorized number of directors. While our board of directors currently consists of ten authorized members, our board of directors intends to reduce the number of authorized directors to eight following the completion of this offering. Each director currently serves until our next annual meeting or until his or her successor is duly elected and qualified. Upon the completion of this offering, our common stock will be listed on The NASDAQ Global Market. The rules of The NASDAQ Stock Market require that a majority of the members of our board of directors be independent within specified periods following the completion of this offering. We believe that seven of our directors are independent as determined under the rules of The NASDAQ Stock Market: Messrs. Skaff, Miller, Moran, Nada and Seawell, and Mses. Mather and Wienbar. In June 2005, our board of directors designated Mr. Skaff as our lead independent director.

Pursuant to a voting agreement entered into on March 29, 2006, Messrs. Barry J. Schiffman, Skaff, Seawell, Nada, Andrew T. Heller and David C. Ward, and Ms. Wienbar were designated to serve as members of our board of directors. Pursuant to the voting agreement, Messrs. Seawell and Skaff were selected as the representatives of our Series A Preferred Stock, Mr. Schiffman was selected as the representative of our Series B Preferred Stock, Ms. Wienbar was selected as the representative of our Series C Preferred Stock, Messrs. Nada and Heller were selected as the representatives of our Series D and Series D-1 Preferred Stock, Mr. Ward was selected as the representative of our Special Junior Preferred Stock and Messrs. Ballard and Moran and Ms. Mather were selected by all of the holders of our preferred and common stock. As of the date of this prospectus, Messrs. Nada, Skaff and Seawell and Ms. Wienbar continue to serve on our board of directors and will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock, despite the fact that the voting agreement will terminate upon the completion of this offering.

Immediately following the completion of this offering, we intend to file our restated certificate of incorporation. The restated certificate of incorporation will divide our board of directors into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2008;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2009; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from their time of election and qualification until the third annual meeting following their election. Upon the completion of this offering, the Class I directors will consist of Messrs. Moran and Nada and Ms. Wienbar; the Class II directors will consist Ms. Mather and Mr. Skaff; and the Class III directors will consist of Messrs. Ballard, Miller and Seawell. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Our restated certificate of incorporation and restated bylaws that will become effective immediately following completion of this offering provide that only our board of directors may fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of our board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock — Anti-Takeover Provisions — Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Ms. Mather, who is the chair of the audit committee, and Messrs. Nada and Seawell. The composition of our audit committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations, including their transitional rules. Each member of our audit committee is financially literate. In addition, our audit committee includes a financial expert within the meaning of Item 401(h) of Regulation S-K promulgated under the Securities Act of 1933, or the Securities Act. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors has adopted, an amended and restated charter for our audit committee, which will be posted on our website following this offering. Our audit committee, among other things:

•	selects a firm to serve as an independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence of the independent registered public accounting firm;

•	discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and that firm, our interim and year-end operating results;

•	develops procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

•	considers the adequacy of our internal accounting controls and audit procedures; and

•	approves or, as permitted, pre-approves all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Mr. Moran, who is the chair of the compensation committee, Mr. Miller and Ms. Wienbar. The composition of our compensation committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors has adopted, an amended and restated charter for our compensation committee. Our compensation committee, among other things:

•	reviews and determines the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and makes recommendations to our board of directors with respect to incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Governance Committee

The nominating and governance committee is comprised of Ms. Wienbar, who is the chair of the nominating and governance committee, and Mr. Seawell. The composition of our nominating and governance committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Our nominating and governance committee recommended, and our board of directors has adopted, an amended and restated charter for our nominating and governance committee. Our nominating and governance committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors;

•	conducts searches for appropriate directors;

•	evaluates the performance of our board of directors;

•	considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviews related party transactions and proposed waivers of our code of conduct;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	makes recommendations to our board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

Since January 1, 2005, the following directors and former directors have at one time been members of our compensation committee: Ms. Wienbar, Mr. Moran, Stewart J. O. Alsop II (resigned from our board of directors effective June 6, 2006) and Jon D. Callaghan (resigned from our board of directors effective February 2, 2006). None of them has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

In September 2004, Mr. Ballard and his spouse agreed to purchase a home in Redwood City, California from Mr. Alsop, who was then a member of our board of directors and compensation committee, and his spouse. The Alsops had recently listed the house on the local multiple listing service, but Mr. Ballard learned directly from Mr. Alsop that it was for sale. Through a real estate agent, Mr. Ballard and his spouse initially offered to purchase the home at the listed asking price of $3.0 million. Mr. Alsop and his spouse counter-offered to sell the house for $3.1 million, and Mr. Ballard and his spouse agreed. In connection with the arrangement of the mortgage, the home was appraised at $3.1 million. The sale was completed in December 2004. The other members of our compensation committee were aware of the transaction at the time of discussing Mr. Ballard’s compensation.

Director Compensation

The following table provides information for 2006 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a director for some portion or all of 2006. Other than as set forth in the table and described more fully below, in 2006, we did not pay any fees to, reimburse any expenses of, make any equity or non-equity awards to or pay any other compensation to our non-employee directors. All compensation that we paid to Mr. Ballard, our only employee director, is set forth in the tables summarizing executive officer compensation below.

Name	Option Awards(1)

Amy N. Francetic(2)	$40,470
Ann Mather(3)	16,045
Richard A. Moran(4)	8,328

(1)	The amounts in this column represent the amounts recognized as compensation expense for financial statement reporting purposes in accordance with SFAS No. 123R in connection with all of the options held by the named director for any part of 2006. The aggregate grant date fair values, computed in accordance with SFAS No. 123R, of all options granted to the named director in 2006 were as follows: Ms. Mather — $61,035 and Mr. Moran — $36,621. See note 12 of the notes to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values.

(2)	We initially granted Ms. Francetic an option to purchase 10,000 shares of our common stock, with an exercise price of $0.06 per share, in August 2002 for serving on our advisory board; this option vested over two years and became fully vested in August 2004. We appointed Ms. Francetic to our board of directors in June 2004 and, at that time, we granted her an option to purchase 75,000 shares of our common stock with an exercise price of $0.25 per share. This option vested over four years with a schedule similar to that described in footnote (3), but, when Ms. Francetic resigned from our board of directors in March 2006, we accelerated the vesting of all her options that remained unvested. Ms. Francetic exercised both options in full on June 2006. In 2006, we reimbursed an aggregate of $1,627 of Ms. Francetic’s travel expenses in connection with attendance at the meetings of our board of directors in late 2005 and early 2006.

(3)	In September 2005, we granted Ms. Mather an option to purchase 150,000 shares of our common stock. We also granted Ms. Mather an option to purchase 75,000 shares of our common stock in February 2006. Each of these options: (i) vests as to 1/4 of the shares of common stock underlying it on the first anniversary of its grant date and as to 1/48 of the shares of common stock underlying it monthly thereafter; (ii) is immediately exercisable; (iii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction, as defined in the 2001 Stock Option Plan; and (iv) has an exercise price of $1.19. Each of these options remained outstanding at December 31, 2006. The grant to Ms. Mather in September 2005 originally had an exercise price of $1.60 per share; in March 2006, in order to maintain the retentive and incentive value of Ms. Mather’s stock option and to align her stock option exercise price with that of Mr. Moran, our other director not affiliated with a principal stockholder, our board of directors elected to reprice Ms. Mather’s September 2005 option at $1.19 per share, which is not less than the $1.09 fair market value of our common stock based upon a valuation report as of December 31, 2005, and the $1.19 fair market value of our common stock based upon a valuation report as of March 31, 2006, both from an independent valuation firm. For a discussion of the valuation of our common stock, please see “— Executive Compensation — Compensation Discussion and Analysis — Equity Compensation” below. The aggregate incremental fair value, computed in accordance with SFAS No. 123R, of this option as of the date that it was repriced was $6,930.

(4)	In June 2002, we granted Mr. Moran two options, each to purchase 50,000 shares of our common stock. We granted one option for his work as a consultant and the other for joining our board of directors. Each of these options vested as to 1/4 of the shares of common stock underlying it on the first anniversary of its grant date and as to 1/48 of the shares of common stock underlying it monthly thereafter, and had an exercise price of $0.06 per share. In May 2003, we granted Mr. Moran an option to purchase 80,000 shares of our common stock, with an exercise price of $0.06 per share, that vests over a four-year period; our board of directors determined that the May 2003 grant should vest concurrently with the options granted in June 2002. In each case, the exercise price was equal to the fair market value of our common stock as determined by our board of directors on the grant date. Mr. Moran exercised these three options and purchased 180,000 shares of our common stock in December 2004. In February 2006, we granted Mr. Moran an additional option to purchase 45,000 shares of our common stock. This option (i) vests as to 1/4 of the shares of common stock underlying it on the first anniversary of its grant date and as to 1/48 of the shares of common stock underlying it monthly thereafter; (ii) is immediately exercisable; (iii) contains a change of control provision such that all unvested shares vest immediately upon the closing of a change of control transaction, as defined in the 2001 Stock Option Plan; and (iv) has an exercise price of $1.19, which is not less than the $1.09 fair market value of our common stock based upon a valuation report as of December 31, 2005, and the $1.19 fair market value of our common stock based upon a valuation report as of March 31, 2006, both from an independent valuation firm. Mr. Moran’s February 2006 option remained outstanding at December 31, 2006.

Following the completion of this offering, we intend to compensate our non-employee directors with a combination of cash and equity. Each non-employee director will receive an annual base compensation of $20,000, provided that, until our first annual meeting of stockholders following the completion of this offering, directors who are affiliated with one of our principal stockholders will not be eligible for this annual base compensation. Our lead independent director, the chairperson of our audit committee and the chairperson of our compensation committee will receive additional annual compensation of $15,000, and the chairperson of our nominating and governance committee will receive additional annual compensation of $5,000. Each director will receive additional annual compensation of $5,000 for service on each of the committees described above other than as chairperson. All this cash compensation will be paid in quarterly installments upon continuing service. Further, upon completion of this offering, each non-employee director, other than Ms. Mather and Mr. Moran who have previously received an initial equity compensation award and consequently will receive smaller awards, will receive an initial equity award of, at that director’s discretion, either an option to purchase 100,000 shares of our common stock or a grant of 33,000 shares of restricted stock, which in either case will vest as to 16 2/3% of the shares after six months and thereafter will vest pro rata monthly for the next 30 months. Ms. Mather and Mr. Moran will have a choice of either an option to purchase 33,000 shares of our common stock or a grant of 11,000 shares of restricted stock, which in either case will vest as to 50% of the shares after six months and thereafter will vest pro rata monthly for the next six months. Each year at about the time of our annual meeting of stockholders, each non-employee director will receive an additional equity award of, at that director’s discretion, either a grant of a number of shares of restricted stock with a then fair market value equal to $50,000 or an option to purchase three times as many shares of our common stock, in either case vesting pro rata monthly over one year. We intend to provide equity compensation to new non-employee directors in initial and annual amounts with similar dollar values.

Executive Compensation

 Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow.

Our compensation program for executive officers is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. It is also designed to reinforce a sense of ownership, urgency and overall entrepreneurial spirit and to link rewards to measurable corporate and individual performance.

Our executive officers’ compensation currently has three primary components — base compensation or salary, quarterly (and, in the case of Mr. Ballard, our Chief Executive Officer, also annual) cash bonuses under a performance-based, non-equity incentive plan, and stock option awards granted pursuant to our 2001 Stock Option Plan, which is described below under “— Employee Benefit Plans.” In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees in the geographical location where they are based. We fix executive officer base compensation at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base compensation that is payable by companies that we believe to be our competitors and by other private and public companies with which we believe we generally compete for executives. To this end, with the help of a consultant, we access a number of executive compensation surveys and other databases and review them when making crucial executive officer hiring decisions and annually when we review executive compensation. We designed our executive bonus plan to focus our management on achieving key corporate financial objectives, to motivate certain desired individual behaviors and to reward substantial achievement of these company financial objectives and individual goals. We utilize cash bonuses to reward performance achievements with a time horizon of one year or less, and we utilize salary as the base amount necessary to match our competitors for executive talent. We utilize stock options to reward long-term performance, with excellent corporate performance and extended officer tenure producing potentially significant value for the officer.

We view these components of compensation as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, and other considerations we deem relevant, such as rewarding extraordinary performance. We believe that, as is common in the technology sector, stock option awards are the primary compensation-related motivator in attracting and retaining employees and that salary and bonus levels are secondary considerations to most employees. Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. However, our compensation committee’s philosophy is to make a greater percentage of an employee’s compensation performance-based as he or she becomes more senior and to keep cash compensation to the minimum competitive level while providing the opportunity to be well rewarded through equity if the company performs well over time.

Our compensation committee’s current intent is to perform at least annually a strategic review of our executive officers’ compensation levels to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. These companies may or may not be public companies or even in all cases technology companies. Our compensation committee’s most recent review occurred in September 2006. Compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members but also our lead independent director, our chief executive officer, our chief financial officer and our general counsel. For compensation decisions, including decisions regarding the grant of equity compensation, relating to executive officers other than our chief executive officer, our compensation committee typically considers recommendations from the chief executive officer.

We account for equity compensation paid to our employees under the rules of SFAS No. 123R, which requires us to estimate and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. Unless and until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense will not be material to our financial position. We structure cash bonus compensation so that it is taxable to our executives at the time it becomes available to them. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to the employee.

Benchmarking of Base Compensation and Equity Holdings

At its September 2006 meeting, our compensation committee decided to set executive officers’ salaries at a level that was at or near the 60th percentile of salaries of executives with similar roles at comparable pre-public and small public companies and to set their aggregate share and option holdings at a level that was at or near the 75th percentile of executives in similar positions. Our compensation committee believes that the 60th percentile for base salaries is the minimum cash compensation level that would allow us to attract and retain talented officers. However, because our compensation committee fixed salaries near the median of comparable officers’ salaries, it chose to make equity grants at or near the level of the 75th percentile. Our compensation committee realizes that using a benchmark may not always be appropriate but believes that it is the best alternative at this point in the life cycle of our company. In instances where an executive officer is uniquely key to our success, our compensation committee may provide compensation in excess of these percentiles. Our compensation committee’s judgments with regard to market levels of base compensation and aggregate equity holdings were based on a report obtained from an independent outside consulting firm specializing in executive compensation, which was engaged by our compensation committee to assist in the adjustment of the compensation to our executives; the report compared our executive compensation with the executive compensation at a number of recently public companies and a number of similarly situated private companies, analyzing various factors including employee headcount and revenues. The compensation committee’s choice of the foregoing percentiles to apply to the data in the report reflected consideration of our stockholders’ interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash and equity as much as practicable. We believe that, given the industry in which we operate and the corporate culture that we have created, base compensation and options at these percentage levels are generally sufficient to retain our existing executive officers and to hire new executive officers when and as required. At its September and October 2006 meetings, based on these benchmarks, our compensation committee recommended and our board of directors subsequently approved salary increases and additional option grants to our executive officers. The new annual salary levels fixed in September 2006 for our executive officers are reflected in the footnotes to the “Summary Compensation Table — 2006” below and the numbers of shares subject to the September and October 2006 option grants to these officers are reflected in the “2006 Grants of Plan-Based Awards” table below.

Equity Compensation

In February 2005, our compensation committee hired an independent valuation firm to determine the fair market value of our common stock as of December 15, 2004, and it has sought periodic valuation updates as of March 31, 2005, April 30, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006, September 7, 2006 and December 31, 2006. All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date in accordance with the valuation determined by our independent, outside valuation firm. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. It is possible that we will establish programs or policies of this sort in the future, but we do not expect to do so prior to this offering. Authority to make equity grants to executive officers rests with our compensation committee, although, as noted above, our compensation committee does consider the recommendations of our chief executive officer. Prior to the original February 2005 engagement of an independent valuation firm, our board of directors determined the value of our common stock based on internal reports and other relevant factors.

The value of the shares subject to the September and October 2006 option grants to executive officers are reflected in the “Summary Compensation Table — 2006” table below and further information about these grants is reflected in the “2006 Grants of Plan-Based Awards” table below.

In January 2007, our board of directors adopted a new equity plan, which is described under “— Employee Benefit Plans” below. The 2007 Equity Incentive Plan will replace our existing 2001 Stock Option Plan immediately following this offering and, as described below, will afford our compensation committee much greater flexibility in making a wide variety of equity awards. Participation in the 2007 Employee Stock Purchase Plan that our board of directors adopted in January 2007 will also be available to all executive officers following this offering on the same basis as our other employees.

Cash Bonuses Under Our Non-Equity Incentive Plan

Our current executive bonus plan was adopted by our compensation committee in February 2004 to reward all vice presidents and more senior executive officers. It contemplates the payment of a maximum annual bonus equal to an officer’s current annual salary times a percentage fixed in the officer’s employment offer letter or subsequently by our chief executive officer or, in the case of our chief executive officer’s percentage, our compensation committee. The percentages are currently 50% for Mr. Ballard, 30% for Mr. Pimentel, 25% for Ms. Braff and Mr. Galvagni and 10% to 25% for our other officers. We pay bonuses quarterly with the maximum potential bonus in a given quarter, except for Mr. Ballard’s, equal to one-quarter of the maximum annual bonus. We determined to pay bonuses quarterly because our compensation committee believed a short-term orientation was appropriate given the uncertainty and unpredictability of operations in a small company. Mr. Ballard’s maximum potential bonus in a given quarter is equal to 20% of his maximum annual bonus, with the final 20% being paid after our year-end based on his annual performance. The compensation committee wanted Mr. Ballard’s bonus to be largely aligned with those of the other executive officers but to include a strategic component that went beyond the short-term quarterly financial metrics. We base quarterly bonuses on three components — corporate operational revenues, corporate operational EBITDA and individual contributions. We define operational revenues, for bonus purposes, to mean the estimated revenues that we will ultimately recognize from end-user downloads during the quarter. We define operational EBITDA, for bonus purposes, to mean operational revenues less the royalties associated with those revenues and less our normal recurring cash operating expenses. Thus, we do not subtract amortization or impairment of intangible assets, impairment of prepaid royalties or guarantees, stock-based compensation, depreciation, restructuring charges or any other expenses that we consider nonrecurring. The compensation committee felt that the largest portion of each bonus should be based on our executive officers’ success as a team and thus based on corporate financial goals, but that there should be some ability to reward individual contributions. Each of the three components of the bonus is independent of the other two components, and we will pay the applicable percentage of the bonus if an objective is attained, regardless of whether any or all of the other objectives are attained. The compensation committee chose operational revenues and operational EBITDA because it believed that, as a “growth company,” we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Likewise, it believed a “profitable company” with little or no growth was not acceptable. Thus, the compensation committee considered the chosen metrics to be the best indicators of financial success and stockholder value creation. The individual performance objectives are determined by the executive officer to whom the potential bonus recipient reports or, in the case of our chief executive officer, by our lead independent director and one or more members of our compensation committee, after taking input from the other members of our board of directors. The basis for Mr. Ballard’s bonus might include such objectives as developing our executive team, successfully integrating acquisitions, ensuring the creation of a sufficient number of games, developing improved content strategy or developing strategic opportunities.

Fourth quarter 2006 bonuses were below the maximum levels because we did not achieve our full operational revenue or EBITDA targets. Our bonus plan does not formally provide for the exercise of discretion, but our compensation committee did exercise discretion in the third quarter of 2006 in the following ways: (1) to reduce to zero a bonus for a departed executive officer; (2) to prorate the bonus of a former executive officer who is no longer devoting full-time efforts to the company; and (3) to provide small bonuses to two executive officers whose region of geographical responsibility achieved 110% of its target but who suffered because company-wide goals were not met due to other regions’ less robust performance. In addition, our executive team determined not to accept bonuses in the first quarter of 2006 in order to improve our consolidated financial statements and achieve profitability more rapidly. Further details about our executive bonus plan are provided below in the footnotes to the “2006 Grants of Plan-Based Awards” table, which shows the “threshold” and “maximum” bonus amounts that could have been earned by each named executive officer in 2006. Since we have only recently started to pay bonuses, our compensation committee has not considered whether it would attempt to recover bonuses paid based on our financial performance where our quarterly operational revenues or operational EBITDA is restated in a downward direction sufficient to reduce the amount of bonus that should have been paid under our plan formulas.

Severance and Change of Control Payments

From February 2002 to March 2006, our board of directors included, as a default provision, an acceleration of the option vesting schedule in options for director-level employees, vice presidents and more senior executive officers if the optionee was terminated for any reason other than for cause, disability or death within six months following a change in our control. For director-level employees, this acceleration related to up to 25% of the shares subject to non-vested options on the date of termination, and, for vice presidents and more senior executive officers, this acceleration related to up to 50% of the shares subject to non-vested options on the date of termination. Our board of directors was authorized to deviate from this percentage in individual cases. The default acceleration provision was used for executive officers in three instances: (a) an option grant to Ms. Braff in April 2005 for 75,000 shares, (b) an option grant to Ms. Braff in December 2005 for 30,000 shares, and (c) an option grant to Mr. Galvagni in April 2005 for 130,000 shares. The majority of the options granted to our executives during this period call for an acceleration of 50% of their non-vested options upon involuntary termination of their employment within 90 days of a change of control event.

In March 2006, our board of directors eliminated this default provision. After that date, option grants may only contain a change of control acceleration provision if specifically authorized by our board of directors or our compensation committee. Those individuals who were executive officers in March 2006 retained the acceleration of vesting provisions that were included in their options granted prior to March 2006.

As noted above, in September 2006 and October 2006, we granted options to Messrs. Ballard, Galvagni, Pimentel and Segerstråle and Ms. Braff. With the exceptions of Messrs. Ballard and Pimentel, the grants included provisions such that 50% of the non-vested shares will vest in the event the optionee is terminated for any reason other than cause, disability or death within 90 days of a change of control event.

In May 2006, following recommendation and approval from our compensation committee, our board of directors determined to enter into severance agreements with Messrs. Ballard and Pimentel that contain change of control provisions. These agreements, which provide for full acceleration in the event that the executive is terminated within 12 months following a change of control, are identical and described below under “— Severance and Change of Control Agreements.” These agreements, by their terms, pertained to all options granted to Messrs. Ballard and Pimentel prior to March 2006. Options subsequently granted to Messrs. Ballard and Pimentel have incorporated the terms of these severance agreements.

In December 2006, following recommendation and approval from our compensation committee, our board of directors determined to amend the change of control acceleration provisions for Messrs. Ballard, Pimentel and Galvagni and Ms. Braff. With respect to Mr. Galvagni and Ms. Braff, following this amendment, should the executive terminate his or her employment for good reason, as defined in “— Severance and Change of Control Agreements” below, or be terminated, other than for cause or disability, within 12 months after a change in control transaction, that executive would continue for six months to receive his or her then-current base salary and benefits (other than any prospective bonus) he or she might have been eligible to receive, would receive a bonus prorated for the portion of the relevant period actually served and would become vested as to an additional 50% of his or her options or shares of common stock subject to our right of repurchase then outstanding. With respect to Messrs. Ballard and Pimentel, we replaced the definition of “good reason” in their severance agreements with the definition of “good reason” set forth under “— Severance and Change of Control Agreements” below. In addition, for Messrs. Ballard and Pimentel, the severance payment of salary and benefits other than bonus would continue for 12 months, rather than six months as previously provided, in the event that the executive terminates his employment for good reason or is terminated for other than cause or disability.

Our board of directors determined to provide these change of control arrangements in order to mitigate some of the risk that exists for executives working in a small, dynamic startup company, an environment where there is a meaningful likelihood that we may be acquired. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer. For quantification of these severance and change of control benefits, please see the discussion under “— Severance and Change of Control Agreements” below.

Absent a change of control event, no executive officer is entitled upon termination to either equity vesting acceleration or cash severance payments.

Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. There were no special benefits or perquisites provided to any executive officer in 2006.

Our officers and employees in Europe and Hong Kong generally have somewhat different employee benefit plans than those we offer domestically, typically based on the requirements of their respective countries of domicile.

Executive Compensation Tables

The following table provides information regarding all plan and non-plan compensation awarded to, earned by or paid to each of our executive officers serving as such at the end of 2006 for all services rendered in all capacities to us during 2006. We refer to these five executive officers as our named executive officers.

Summary Compensation Table — 2006

				Non-Equity
Name and			Option	Incentive Plan
Principal Position	Salary(1)	Bonus(2)	Awards(3)	Compensation(4)	Total(5)

L. Gregory Ballard	$280,789	$—	$526,126	$73,125	$880,040
Chief Executive Officer
Albert A. “Rocky” Pimentel	223,076	—	277,195	31,365	531,636
Chief Financial Officer
Jill S. Braff	216,923	12,500	43,668	30,425	303,516
Senior Vice President of Worldwide Marketing
Alessandro Galvagni	197,692	12,500	39,899	27,113	277,204
Senior Vice President of Product Development
Kristian Segerstråle	221,154	—	16,081	17,328	254,563
Managing Director, EMEA

(1)	The amounts in this column include any salary contributed by the named executive officer to our 401(k) plan. Mr. Segerstråle’s annual salary is £120,000; the figure of $221,154 is obtained using an exchange ratio of £1 to $1.84295, the average exchange rate in 2006. In September 2006, our compensation committee set annual base compensation for these executive officers, effective October 1, 2006, as follows: Mr. Ballard — $300,000; Mr. Pimentel — $250,000; Ms. Braff — $240,000; and Mr. Galvagni — $240,000. Mr. Segerstråle’s salary was not increased.

(2)	Bonuses paid in 2006 were generally made under the criteria established in our executive bonus plan, and these plan bonus amounts are included in the “Non-Equity Incentive Plan Compensation” column. The amounts in this column represent discretionary bonuses paid to the named executive officers as described under “— Compensation Discussion and Analysis — Cash Bonuses Under Our Non-Equity Incentive Plan” above.

(3)	The amounts in this column represent the amounts recognized as compensation expense for financial statement reporting purposes in 2006 in accordance with SFAS No. 123R in connection with all of the options held or previously exercised by the named executive officer. Please see note 12 of the notes to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values of these options.

(4)	The amounts in this column represent total performance-based bonuses earned for services rendered during 2006. These bonuses were based entirely on our financial performance and the executive officer’s performance against his or her specified individual objectives. The bonuses earned in the last quarter of 2006 were paid in 2007. The figure for Mr. Segerstråle’s bonus was obtained using an exchange ratio of £1 to $1.84295, the average exchange rate in 2006.

(5)	The dollar value in this column for each named executive officer represents the sum of all compensation reflected in the preceding columns.

The following table provides information with regard to potential cash bonuses paid or payable in 2006 under our performance-based, non-equity incentive plan, and with regard to each stock option granted to each named executive officer during 2006. There were no equity incentive plan awards in 2006.

2006 Grants of Plan-Based Awards

				Number of
				Shares		Exercise	Grant Date
		Estimated Future Payouts Under Non-Equity		Underlying		Price of	Fair Value
	Grant	Incentive Plan Awards(1)		Option		Option	of Option
Name	Date	Threshold	Maximum	Awards(2)		Awards(3)	Awards(4)

L. Gregory Ballard	7/20/06	$45,000	$140,625	550,000	(5)	$1.30	$97,081	(6)
	9/7/06			400,000		3.51	900,520
Albert A. “Rocky” Pimentel	9/7/06	21,480	67,125	275,000		3.51	619,108
Jill S. Braff	9/7/06	17,400	54,375	225,000		3.51	506,543
Alessandro Galvagni	9/7/06	15,900	49,688	225,000		3.51	506,543
Kristian Segerstråle	10/31/06	14,092	44,038	200,000		3.51	450,260

(1)	Under our executive bonus plan in 2006, 40% of each quarterly bonus was based on our performance relative to our operational revenue plan and 40% was based on our performance relative to our operational EBITDA plan, in each case with 40% of the maximum amount for that portion of the bonus being paid if we achieved at least 90% of our plan, 70% if we achieved at least 95% of our plan and 100% if we met or exceeded our plan. The final 20% of each quarterly bonus was based on the percentage of individual objectives that the chief executive officer determined the executive officer met. These objectives typically included qualitative and quantitative elements such as demonstrated leadership and achieving spending within plan for the officer’s area of functional responsibility, as well as tactical and strategic objectives to be achieved within the officer’s functional area. Beginning with the first quarter of 2007, the percentages for operational revenue plan performance, operational EBITDA performance and individual objectives will be 37.5%, 37.5% and 25%, respectively. In the table above, the “Threshold” column represents the smallest total bonus that would have been paid in 2006 to each named executive officer if, in each quarter of 2006, we had achieved the minimum operational revenue and operational EBITDA amounts required for the payment of any bonus but the executive officer did not meet any of his or her individual objectives. Payment of the applicable portion of each bonus is contingent on (a) our having achieved either (i) at least 90% of our operational revenue plan or (ii) at least 90% of our operational EBITDA plan or (b) the executive officer’s achieving one or more of his or her individual performance goals. Failure to meet all of these conditions in any quarter would result in an executive officer’s receiving no bonus. The “Maximum” column represents the largest total bonus that could have been paid to each named executive officer if all corporate financial and individual objectives were met in each quarter of 2006. The actual bonus amount earned by each named executive officer in 2006 is shown in the “Summary Compensation Table — 2006” above.

(2)	All option awards were made under our 2001 Stock Option Plan, which is described under “— Employee Benefit Plans” below. Each award was divided into two options, with one option covering shares designated as an incentive stock option and the other option covering the remaining shares designated as a nonqualified stock option. Other than the grant to Mr. Ballard in July 2006, which is described in footnote (4) below, each option vests as to 1/4 of the shares of common stock underlying it on the first anniversary of the grant date and as to 1/48 of the underlying shares monthly thereafter. These options contain provisions that call for accelerated vesting upon certain events following a change of control event, as discussed in “— Compensation Discussion and Analysis — Severance and Change of Control Payments” above and in “— Severance and Change of Control Agreements” below.

(3)	The amounts in this column represent the fair market value of a share of our common stock, as determined by our board of directors, on the option’s grant date. Please see “— Compensation Discussion and Analysis — Equity Compensation” above for a discussion of how we have valued our common stock.

(4)	The amounts in this column represent the grant date fair value, computed in accordance with SFAS No. 123R, of each option granted to the named executive officer in 2006, less in the case of modified or replacement options the fair value of the option modified or replaced. Our compensation cost for these option grants is similarly based on the grant date fair value but is recognized over the period, typically four years, in which the executive officer must provide services in order to earn the award. Please see note 12 of the notes to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values of the options we granted in 2006.

(5)	This option was granted to replace an option of like size, but with an exercise price of $0.75, which was granted in March 2005. In April 2006, we learned that this option had been granted with an exercise price of less than fair market value at the grant date. Our board of directors and Mr. Ballard agreed to cancel the March 2005 option and replace it with a grant with an exercise price of $1.30, which a valuation report from our independent valuation firm determined was not less than the then fair market value of a share of our common stock. The replacement grant retained all of the terms of the original grant other than the exercise price and a new expiration date of July 20, 2016.

(6)	This amount represents the incremental fair value of this option computed as of the repricing and modification date in accordance with SFAS No. 123R. The modification of the option’s expiration date, described in footnote (5), resulted in an increase in fair value notwithstanding the increase in the option’s exercise price.

The following table provides information regarding each unexercised stock option held by each of our named executive officers as of December 31, 2006.

Outstanding Equity Awards at December 31, 2006

	Number of Securities
	Underlying		Option	Option
	Unexercised Options(1)		Exercise	Expiration
Name	Exercisable	Unexercisable	Price(2)	Date

L. Gregory Ballard(3)	466,667	—	$0.06	10/1/08
	500,000	—	0.25	11/2/09	(4)
	550,000	—	1.30	7/20/16	(4)
	—	400,000	3.51	9/7/16	(5)
Albert A. “Rocky” Pimentel(6)	131,198	183,678	1.50	4/28/10
	—	275,000	3.51	9/7/16
Jill S. Braff	2,000	—	0.10	12/18/07	(7)
	150,000	—	0.10	2/4/09
	100,000	—	0.10	5/6/09
	50,000	—	0.25	6/30/09
	31,249	43,751	1.50	4/28/10
	7,500	22,500	1.18	12/15/15
	—	225,000	3.51	9/7/16
Alessandro Galvagni	100,000	—	0.06	10/8/07
	50,000	—	0.06	2/20/08
	50,000	—	0.06	9/1/08
	54,166	75,834	1.50	4/28/10
	—	225,000	3.51	9/7/16
Kristian Segerstråle	—	200,000	3.51	10/31/16

(1)	Except as otherwise described in these footnotes, each option vests as to 1/4 of the shares of common stock underlying it on the first anniversary of the grant date and as to 1/48 of the shares of common stock underlying it monthly thereafter. In December 2004, our board of directors amended the stock options granted to employees at the level of vice president and above such that their previously granted stock options would be immediately exercisable, and determined that, unless otherwise approved by our board of directors or our compensation committee, future option grants to these employees would also be immediately exercisable. Any options exercised prior to their vesting date would be subject to our right of repurchase as specified in the 2001 Stock Option Plan.

(2)	The amounts in this column represent the fair market value of a share of our common stock, as determined by our board of directors, on the option’s grant date. Please see “— Compensation Discussion and Analysis — Equity Compensation” above for a discussion of how we have valued our common stock.

(3)	In May 2006, upon recommendation and approval from our compensation committee, we entered into the severance agreement described under “— Severance and Change of Control Agreements” below, including a change of control provision, with Mr. Ballard. This agreement covered all stock option grants made to Mr. Ballard prior to March 2006, but the terms of this agreement were incorporated into the replacement grant to Mr. Ballard in July 2006 and into the grant to Mr. Ballard in September 2006.

(4)	This option vests monthly as to 1/48 of the shares of common stock underlying it.

(5)	This stock option was immediately exercisable. It vests as to 1/2 of the shares of common stock underlying it on the second anniversary of the grant date and as to 1/48 of the shares of common stock underlying it monthly thereafter. Any unvested shares vest upon the completion of this offering.

(6)	In May 2006, upon recommendation and approval from our compensation committee, we entered into the severance agreement described under “— Severance and Change of Control Agreements” below, including a change of control provision, with Mr. Pimentel. This agreement covered all stock option grants made to Mr. Pimentel prior to March 2006, but the terms of this agreement were incorporated into the grant to Mr. Pimentel in September 2006.

(7)	This option was fully vested on the grant date.

The following table shows the number of shares acquired pursuant to the exercise of options by each named executive officer during 2006 and the aggregate dollar amount realized by the named executive officer upon exercise of the option.

2006 Option Exercises

Number of
	Shares Acquired	Value Realized
Name	on Exercise	on Exercise(1)

L. Gregory Ballard	533,333
Albert A. “Rocky” Pimentel	—	—
Jill S. Braff	—	—
Alessandro Galvagni	—	—
Kristian Segerstråle	—	—

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise, which we have assumed to be the midpoint of the price range set forth on the cover page of this prospectus, and the aggregate exercise price of the option.

Severance and Change of Control Agreements

Messrs. Ballard and Pimentel

In May 2006, we entered into severance agreements with Messrs. Ballard and Pimentel, which were amended in December 2006 as described above under “— Compensation Discussion and Analysis — Severance and Change of Control Payments.” Each agreement, as amended, provides that, should the executive terminate his employment for “good reason” or be terminated, other than for “cause” or disability, within 12 months after a “change in control transaction,” he would continue for 12 months to receive his then-current base salary and benefits (other than any prospective bonus) he might have been eligible to receive. Each such executive will also be eligible to receive a partial bonus prorated for the portion of the relevant period served by the executive prior to the termination. Additionally, all of his unvested options or outstanding shares of common stock subject to our lapsing right of repurchase would become fully vested.

Ms. Braff and Mr. Galvagni

In December 2006, our board of directors approved revised severance arrangements with Ms. Braff and Mr. Galvagni, under which, should the executive terminate his or her employment for “good reason” or be terminated, other than for “cause” or disability, within 12 months after a “change in control transaction,” the executive would continue for six months to receive his or her then-current base salary and benefits (other than any bonus) the executive might have been eligible to receive. Each such executive will also be eligible to receive a partial bonus prorated for the portion of the relevant period served by the executive prior to the termination. Additionally, each of these executives outstanding unvested options or outstanding shares of common stock subject to our lapsing right of repurchase would become vested as to an additional 50% of the shares originally subject to that option or lapsing repurchase right.

The following definitions are utilized in the severance arrangements with each of Messrs. Ballard, Galvagni and Pimentel and Ms. Braff:

A “change in control transaction” is defined to mean the closing of (i) a merger or consolidation in one transaction or a series of related transactions, in which our securities held by our stockholders before the merger or consolidation represent less than 50% of the outstanding voting equity securities of the surviving corporation after the transaction or series of related transactions, (ii) a sale or other transfer of all or substantially all of our assets as a going concern, in one transaction or a series of related transactions, followed by the distribution to our stockholders of any proceeds remaining after payment of creditors or (iii) a transfer of more than 50% of our outstanding voting equity securities by our stockholders to one or more related persons or entities other than our company in one transaction or a series of related transactions.

“Good reason” is defined to mean (i) without his or her express written consent, a significant reduction in his or her duties, position or responsibilities, or his or her removal from these duties, position and responsibilities, unless he or she is provided with a position of substantially equal or greater organizational level, duties, authority and compensation; provided, however, that a change of title, in and of itself, or a reduction of duties, position or responsibilities solely by virtue of our being acquired and made part of a larger entity will not constitute “good reason,” (ii) a greater than 15% reduction in his or her then-current annual base compensation that is not applicable to our other executive officers, or (iii) without his or her express written consent, a relocation to a facility or a location more than 30 miles from his or her then-current location of employment.

“Cause” is defined to mean (i) the executive’s committing an act of gross negligence, gross misconduct or dishonesty, or other willful act, including misappropriation, embezzlement or fraud, that materially adversely affects us or any of our customers, suppliers or partners, (ii) his or her personal dishonesty, willful misconduct in the performance of services for us, or breach of fiduciary duty involving personal profit, (iii) his or her being convicted of, or pleading no contest to, any felony or misdemeanor involving fraud, breach of trust or misappropriation or any other act that our board of directors reasonably believes in good faith has materially adversely affected, or upon disclosure will materially adversely affect, us, including our public reputation, (iv) any material breach of any agreement with us by him or her that remains uncured for 30 days after written notice by us to him or her, unless that breach is incapable of cure, or any other material unauthorized use or disclosure of our confidential information or trade secrets involving personal benefit or (v) his or her failure to follow the lawful directions of our board of directors or, if he or she is not the chief executive officer, the lawful directions of the chief executive officer, in the scope of his or her employment unless he or she reasonably believes in good faith that these directions are not lawful and notifies our board of directors or chief executive officer, as the case may be, of the reasons for his or her belief.

The following table describes the potential payments to each named executive officer upon involuntary termination or his or her terminating his or her employment for good reason within 12 months following a change in our control:

		Equity	Benefits and
Name	Salary(1)	Acceleration(2)	Perquisites(3)

L. Gregory Ballard	$300,000	$5,345,442	$8,622
Albert A. “Rocky” Pimentel	250,000	2,712,156	8,622
Jill S. Braff	120,000	900,901	4,311
Alessandro Galvagni	120,000	663,246	1,705
Kristian Segerstråle	—	—	—

(1)	Reflects 12 months of continued salary in the cases of Messrs. Ballard and Pimentel and six months of continued salary in the cases of the other named executive officers.

(2)	Calculated based on the change in control taking place as of December 31, 2006 and based on the fair market value of shares as of that date. Reflects 100% acceleration of vesting of equity awards in the cases of Messrs. Ballard and Pimentel, and reflects 50% acceleration of vesting of equity awards in the cases of the other named executive officers, in each case as of that date.

(3)	Reflects 12 months of continued health (medical, dental and vision) and life insurance benefits in the cases of Messrs. Ballard and Pimentel and six months of continued health (medical, dental and vision) and life insurance benefits in the cases of the other named executive officers.

Employment Agreements and Offer Letters

We are party to the following agreements contained in employment offer letters with our named executive officers.

L. Gregory Ballard

On September 23, 2003, Mr. Ballard executed our written offer of employment as our Chief Executive Officer and President. The written offer of employment specifies that Mr. Ballard’s employment with us is “at will.” Mr. Ballard’s current base compensation is $300,000. He is currently eligible to receive a bonus of up to 50% of his base compensation. The provision of Mr. Ballard’s offer letter regarding termination upon a “change in control” event has been superseded by the Severance Agreement described above in “— Severance and Change of Control Agreements” above.

Albert A. “Rocky” Pimentel

On September 28, 2004, Mr. Pimentel executed our written offer of employment as our Executive Vice President and Chief Financial Officer. The written offer of employment specifies that Mr. Pimentel’s employment with us is “at will.” Mr. Pimentel’s current base compensation is $250,000. He is currently eligible to receive a bonus of up to 30% of his base compensation. The provision of Mr. Pimentel’s offer letter regarding termination upon a “change of control” event has been superseded by the Severance Agreement described above in “— Severance and Change of Control Agreements” above.

Alessandro Galvagni

On September 23, 2002, Mr. Galvagni executed our written offer of employment as our Chief Technical Officer commencing on September 30, 2002. He is currently Senior Vice President of Product Development and Chief Technology Officer. The written offer of employment does not specify a specific term for Mr. Galvagni’s employment; rather, Mr. Galvagni’s employment with us is “at will.” Mr. Galvagni’s current base compensation is $240,000. He is currently eligible to receive a bonus of up to 25% of his base compensation.

Jill S. Braff

On December 23, 2003, Ms. Braff executed our written offer of employment as our Vice President, Marketing commencing on December 29, 2003. She is currently Senior Vice President of Worldwide Marketing and General Manager of the Americas. This offer letter was subsequently amended on July 23, 2004. The written offer of employment does not specify a specific term for Ms. Braff’s employment; rather, Ms. Braff’s employment with us is “at will.” Ms. Braff’s current base compensation is $240,000. She is currently eligible to receive a bonus of up to 25% of her base compensation.

Kristian Segerstråle

In December 2004, Mr. Segerstråle executed our written offer of employment as our Vice President of Production for our United Kingdom subsidiary. He is currently the Managing Director of our United Kingdom subsidiary. The written offer of employment does not specify a specific term for Mr. Segerstråle’s employment. Rather, Mr. Segerstråle’s employment with us is “at will” and thus may be terminated any time for any or no reason, provided that either party terminating the agreement must give at least the greater of four weeks’ notice or the statutory minimum under United Kingdom regulations. The agreement can be terminated immediately upon the occurrence of certain situations, including, but not limited to, Mr. Segerstråle’s committing an act of gross misconduct or a material breach of this agreement. Mr. Segerstråle’s current base compensation is £120,000, approximately $221,154 using an exchange ratio of £1 to $1.84295, the average exchange rate in 2006. He is currently eligible to receive a bonus of up to 20% of his base compensation.

Employee Benefit Plans

2001 Second Amended and Restated Stock Option Plan

Our board of directors adopted, and our stockholders approved, our 2001 Stock Option Plan in December 2001. The 2001 Stock Option Plan has been amended from time to time, and we refer to it in this prospectus as the 2001 Stock Option Plan. The 2001 Stock Option Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonqualified stock options. Incentive stock options may be granted only to our employees and those of our subsidiaries. Nonqualified stock options may be granted to our employees, directors, consultants, independent contractors and advisors and those of our subsidiaries. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the grant date. The maximum permitted term of options granted under our 2001 Stock Option Plan is ten years. In the event of a change in control, the 2001 Stock Plan provides that options held by current employees, directors and consultants that are not assumed may, at the discretion of our board of directors, vest in full or in part prior to that change in control.

As of December 31, 2006, we had reserved 13,494,922 shares of our common stock for issuance under our 2001 Stock Option Plan. As of December 31, 2006, options to purchase 3,424,253 of these shares had been exercised, options to purchase 8,645,992 of these shares remained outstanding and 1,424,677 of these shares remained available for future grant. The options outstanding as of December 31, 2006 had a weighted average exercise price of $1.68. Our 2007 Equity Incentive Plan will be effective upon the date of this prospectus. The 2001 Stock Option Plan will terminate on that date, and thereafter we will not grant any additional options under the 2001 Stock Option Plan. However, any outstanding options granted under the 2001 Stock Option Plan will remain outstanding, subject to the terms of our 2001 Stock Option Plan and stock option agreements, until the options are exercised or until they terminate or expire by their terms. Options granted under the 2001 Stock Option Plan have terms similar to those described below with respect to options granted under our 2007 Equity Incentive Plan, except that the 2001 Stock Option Plan does not provide that options granted to non-employee directors automatically vest in full upon the occurrence of a change in control transaction.

2007 Equity Incentive Plan

In January 2007, our board of directors adopted our 2007 Equity Incentive Plan that will become effective on the date of this prospectus and will serve as the successor to our 2001 Stock Option Plan. We reserved           shares of our common stock to be issued under our 2007 Equity Incentive Plan. In addition, shares not issued or subject to outstanding grants under our 2001 Stock Option Plan on the date of this prospectus, and any shares issued under the 2001 Stock Option Plan that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under our 2007 Equity Incentive Plan. The number of shares available for grant and issuance under the 2007 Equity Incentive Plan will be increased automatically on January 1 of each of 2008 through 2011 by an amount equal to 3% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion, determines to make a smaller increase. In addition, the following shares will again be available for grant and issuance under our 2007 Equity Incentive Plan:

•	shares surrendered pursuant to an exchange program;

•	shares subject to an option or stock appreciation right granted under our 2007 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to an award granted under our 2007 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price; or

•	shares subject to an award granted under our 2007 Equity Incentive Plan that otherwise terminates without shares being issued.

Our 2007 Equity Incentive Plan will terminate ten years from the date our board of directors approved the plan, unless our board of directors terminates it earlier. Our 2007 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, stock bonuses and performance shares. No person will be eligible to receive more than 1,000,000 shares in any calendar year under our 2007 Equity Incentive Plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than 2,000,000 shares under the plan in the calendar year in which the employee commences employment.

Our 2007 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. Our compensation committee will have the authority to construe and interpret our 2007 Equity Incentive Plan, grant and determine the terms of each award, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration payable upon exercise of the award, and make all other determinations necessary or advisable for the administration of the plan. The compensation committee will also have the authority to institute an exchange program whereby outstanding awards may be surrendered, cancelled or exchanged.

Options.  Our 2007 Equity Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and those of any parent or subsidiary of ours. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors. The exercise price of incentive stock options must be at least equal to 100% of the fair market value of our common stock on the date of grant, and the exercise price of incentive stock options granted to 10% or greater stockholders must be at least equal to 110% of the fair market value of our common stock on that date.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Options may vest based on time or achievement of performance conditions. In general, options will vest over a four-year period. After termination of services, an option may be exercised for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. Options will generally terminate immediately upon termination of employment for cause. The maximum term of options granted under our 2007 Equity Incentive Plan is ten years and five years for incentive stock options granted to 10% or greater stockholders.

Restricted Stock Awards.  A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price, if any, of a restricted stock award will be determined by our compensation committee. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us. Restricted stock awards may vest based on time or achievement of performance conditions.

Stock Appreciation Rights.  Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the increase in the fair market value of our common stock on the date of exercise from the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Units.  Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder’s services to us or the holder’s failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash.

Performance Shares.  Performance shares are awards denominated in shares of our common stock that may be settled in cash or by issuance of those shares only if performance goals established by our compensation committee have been achieved or the awards otherwise vest.

Stock Bonuses.  Stock bonuses are awards of shares of our common stock, which may be restricted stock or restricted stock units, that are granted as additional compensation for service and/or performance. Payment from the holder is not required for stock bonuses, and stock bonuses are generally not subject to vesting.

Grants to Outside Directors.  Non-employee members of our board of directors are eligible to receive any type of award offered under the 2007 Equity Incentive Plan except incentive stock options, which can only be granted to employees. Awards to our non-employee directors may be made automatically pursuant to a policy adopted by our board of directors. If stock options or stock appreciation rights are granted to our non-employee directors, their exercise price may not be less than the fair market value of our common stock when the option or stock appreciation right is granted. In the event of a corporate transaction, all awards held by our non-employee directors will accelerate fully and become vested and exercisable or settled, as the case may be.

Awards granted under our 2007 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Awards may be exercised during the lifetime of the award holder only by the award holder or the award holder’s guardian or legal representative.

If we are dissolved or liquidated or have a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change in control transaction. In the discretion of our board of directors or our compensation committee, if so designated by our board of directors, the vesting of these awards may be accelerated in connection with these types of transactions.

2007 Employee Stock Purchase Plan

In January 2007, our board of directors adopted our 2007 Employee Stock Purchase Plan, which is designed to enable eligible employees to purchase shares of our common stock periodically at a discount. Purchases will be accomplished through participation in discrete offering periods. Our 2007 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Our 2007 Employee Stock Purchase Plan will be effective at the same time as this offering.

We have initially reserved           shares of our common stock for issuance under our 2007 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2007 Employee Stock Purchase Plan will increase automatically on the first day of each January of the first eight years commencing after the completion of this offering by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31st (rounded to the nearest whole share). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than           shares of our common stock may be issued under our 2007 Employee Stock Purchase Plan, and no other shares may be added to this plan without the approval of our stockholders.

Our compensation committee will administer our 2007 Employee Stock Purchase Plan. Our employees generally will be eligible to participate in our 2007 Employee Stock Purchase Plan if they are employed by us, or a subsidiary of ours that we designate, for at least three months prior to the applicable offering period and regularly scheduled to work more than 20 hours per week and more than 5 months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2007 Employee Stock Purchase Plan, will be ineligible to participate in our 2007 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility as well. Under our 2007 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2007 Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2007 Employee Stock Purchase Plan will terminate on the tenth anniversary of the first purchase date, unless it is terminated earlier by our board of directors.

When the initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a non-transferable option to purchase shares in that offering period. For other offering periods, new participants will have to enroll in a timely manner. Once an employee is enrolled, his or her participation will be automatic in subsequent offering periods. Each offering period may run for no more than 24 months and consist of no more than five purchase periods. An employee’s participation will automatically end upon termination of employment for any reason.

Except for the first offering period, each offering period will be for six months — commencing each August 15 (ending on February 14) and February 15 (ending on August 14) — and consist of a single six-month purchase period. The first offering period will consist of a single purchase period and will run from the date we commence offering shares to the public pursuant to this offering to the first February 14 or August 14 that is more than six months from the date the initial offering period commenced.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined in accordance with Section 423 of the Code, for each calendar year in which that right is outstanding. The purchase price for shares of our common stock purchased under our 2007 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on the first day of the offering period or the last trading day of the applicable purchase period within that offering period. For the initial offering period, the fair market value on the first trading day will be the price at which our shares are initially offered.

In the event of a change in control transaction, our compensation committee, on the closing of the proposed transaction, may terminate our 2007 Employee Stock Purchase Plan and any offering period that commenced prior to the closing of the proposed transaction (and the final purchase of shares will occur on that date) or make other provision concerning the termination or continuation of the plan and any offering period.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Employees who have attained at least 21 years of age are generally eligible to participate in the plan in their first pay period. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. For each employee that completes 1,000 hours of service during the year, we may elect to match a percentage of his or her contributions. The plan has a profit-sharing element whereby we can make a contribution in an amount to be determined annually by our board of directors. An employee’s interest in his or her deferrals is 100% vested when contributed, and any employer matching or profit-sharing contributions will vest equally each year over four years.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Our restated bylaws provide that we must indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise. Our restated bylaws provide that we may indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise. Our restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to completion of this offering, we intend to enter into indemnity agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnity agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnity agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PARTIES, FOUNDERS AND CONTROL PERSONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control and indemnification arrangements, discussed, when required, above under “Management,” and the registration rights described below under “Description of Capital Stock — Registration Rights,” the following is a description of each transaction since January 1, 2003 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Promissory Note and Preferred Stock Financings

In March 2003, we issued convertible promissory notes in the aggregate principal amount of $1.0 million and warrants to purchase an aggregate of 212,036 shares of Series B Preferred Stock with an exercise price of $0.64. The notes, together with accrued interest, were converted into an aggregate of 1,573,029 shares of our Series B Preferred Stock in April 2003.

In April 2003 and June 2003, we sold an aggregate of 8,593,750 shares of our Series B Preferred Stock at a purchase price of $0.64 per share for an aggregate purchase price of approximately $5.5 million, which includes the amount raised pursuant to the issuance of the convertible promissory notes described above. In June 2004 and August 2004, we sold an aggregate of 12,046,016 shares of our Series C Preferred Stock at a purchase price of $1.6603 per share for an aggregate purchase price of approximately $20.0 million. In April 2005 and July 2005, we sold an aggregate of 6,701,510 shares of our Series D Preferred Stock at a purchase price of $3.01 per share for an aggregate purchase price of approximately $20.2 million. In July 2005, we sold an aggregate of 2,491,694 shares of our Series D-1 Preferred Stock at a purchase price of $3.01 per share for an aggregate purchase price of approximately $7.5 million.

Each share of our preferred stock will automatically convert into one share of our common stock upon the completion of this offering. The purchasers of these shares of preferred stock are entitled to specified registration rights. See “Description of Capital Stock — Registration Rights.” The following table summarizes our securities, reflected on an as-converted to common stock basis, purchased by our executive officers, directors and holders of more than 5% of our outstanding common stock since January 1, 2003 in connection with the transactions described above in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers.

			Warrants to
		Shares of	Purchase	Shares of	Shares of	Shares of
	Convertible	Series B	Series B	Series C	Series D	Series D-1
	Promissory	Preferred	Preferred	Preferred	Preferred	Preferred
Name	Notes	Stock	Stock	Stock	Stock	Stock

BAVP, L.P.(1)	—	—	—	5,992,893	923,852	—
Amy N. Francetic(2)	—	—	—	—	8,000	—
Entities associated with Globespan Capital Partners(3)	—	3,496,000	—	1,384,681	752,392	—
Entities associated with Granite Global Ventures II L.P.(4)	—	—	—	—	2,491,694	—
Moran Family 2003 Revocable Trust(5)	—	—	—	—	8,000	—
Entities affiliated with New Enterprise Associates (6)	$745,650	3,753,625	158,104	3,478,745	1,854,616	—
Sienna Limited Partnership III, L.P.(7)	248,550	1,251,208	52,702	1,159,582	621,959	—
TWI Glu Mobile Holdings Inc.(8)	—	—	—	—	—	2,491,694

(1)	Ms. Wienbar, one of our directors, is a member of Scale Venture Management I, LLC (formerly BA Venture Partners VI, LLC), the ultimate general partner of BAVP, L.P. The voting and disposition of our shares held by BAVP, L.P. are determined by the four individual managing members of BA Venture Partners VI, LLC, the ultimate general partner of BAVP, L.P. BAVP, L.P. is affiliated with Banc of America Securities LLC, a co-managing underwriter in this offering.

(2)	Ms. Francetic is a former director.

(3)	Mr. Schiffman, who served as one of our directors from February 2006 until December 2006, is (i) a managing member of JAV Management Associates III, L.L.C., which is the general partner of JAFCO America Technology Fund III, L.P., JAFCO America Technology Cayman Fund III, L.P., JAFCO USIT Fund III L.P. and JAFCO America Technology Affiliates Fund III, L.P., (ii) a member of Globespan Management Associates IV, LLC, which is (a) the general partner of Globespan Management Associates IV, L.P., which is the general partner of Globespan Capital Partners IV, L.P., JAFCO Globespan USIT IV, L.P. and GCP IV Affiliates Fund, L.P. and the managing limited partner of Globespan Capital Partners IV GmbH & Co. KG, and (b) the general partner of Globespan Management Associates (Cayman) IV, L.P., which is the general partner of Globespan Capital Partners (Cayman) IV, L.P., and (iii) a managing director of Globespan Management Associates IV GmbH, which is the general partner of Globespan Capital Partners IV GmbH & Co. KG. Mr. Schiffman is also a limited partner of each of Globespan Management Associates IV, L.P. and Globespan Management Associates (Cayman) IV, L.P. Jon Callaghan, who served as one of our directors from April 2003 until February 2006, is (i) a non-managing member of JAV Management Associates III, L.L.C., which is the general partner of JAFCO America Technology Fund III, L.P., JAFCO America Technology Cayman Fund III, L.P., JAFCO USIT Fund III L.P. and JAFCO America Technology Affiliates Fund III, L.P., (ii) a limited partner of Globespan Management Associates IV, L.P., which is the general partner of Globespan Capital Partners IV, L.P., JAFCO Globespan USIT IV, L.P. and GCP IV Affiliates Fund, L.P. and the managing limited partner of Globespan Capital Partners IV GmbH & Co. KG, and (iii) a limited partner of Globespan Management Associates (Cayman) IV, L.P., which was the general partner of Globespan Capital Partners (Cayman) IV, L.P., at the time of the purchase of these securities.

(4)	Mr. Nada, one of our directors, is a managing director of Granite Global Ventures II L.L.C., the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

(5)	Mr. Moran, one of our directors, is a trustee of the Moran Family 2003 Revocable Trust.

(6)	Mr. Seawell, one of our directors, is a Venture Partner of NEA Development Corp., an entity that provides administrative services to New Enterprise Associates 10 L.P. and NEA Ventures 2001, L.P. Mr. Alsop, who served as one of our directors from December 2001 until June 2006, was a General Partner of NEA Partners 10, Limited Partnership, the general partner of New Enterprise Associates 10 L.P. at the time of the transactions.

(7)	Mr. Skaff, one of our directors, is the Managing Member of Sienna Associates III, L.L.C., the general partner of Sienna Limited Partnership III, L.P.

(8)	Mr. Heller, who served as one of our directors from July 2005 to November 2006, is the President of Domestic Distribution of Turner Broadcasting Systems, Inc., an affiliate of TWI Glu Mobile Holdings Inc. For a description of our commercial relationships with other entities affiliated with TWI Glu Mobile Holdings Inc., please see “— Transactions with Entities Affiliated with Time Warner Inc.” below.

Acquisition of Macrospace

In December 2004, we acquired Macrospace Limited, a company registered in England and Wales, in exchange for approximately $3.6 million in cash, approximately $1.1 million in promissory notes and 8,199,233 shares of our common stock. In connection with that transaction, Kristian Segerstråle, who became one of our executive officers following the acquisition of Macrospace, received 1,209,989 shares of our common stock, $331,721 of cash and $221,147 of promissory notes.

Common Stock Transaction

In April 2005, we sold an aggregate of 249,169 shares of our common stock at a purchase price of $1.00 per share for an aggregate purchase price of $249,169 to entities affiliated with Granite

Global Ventures. Mr. Nada, one of our directors, is a Managing Director of Granite Global Ventures II L.L.C., the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Acquisition of iFone

In March 2006, we acquired all of the capital stock of iFone Holdings Limited, a company registered in England and Wales, in exchange for approximately $5.0 million in cash and 10,267,879 shares of our Special Junior Preferred Stock. David C. Ward, an officer and member of the board of directors of iFone prior to the acquisition and one of our directors following the acquisition, received 3,956,851 shares of our Special Junior Preferred Stock and $1,348,767 in cash. Mr. Ward resigned from our board of directors in December 2006.

Transactions with Entities Affiliated with Time Warner Inc.

In March 2004, prior to its acquisition by us, Macrospace entered into a Services Agreement with Turner Broadcasting System Europe Limited, The Cartoon Network LP, Turner Broadcasting System Asia Pacific, Inc. and Turner Broadcasting System Latin America, Inc., whereby Macrospace obtained a license for the development of certain games in the ordinary course of business. These parties along with Turner Entertainment Networks Asia, Inc. amended the Services Agreement in May 2005 and April 2006. Mr. Heller, who served as one of our directors from July 2005 until November 2006, is the President of Domestic Distribution of Turner Broadcasting Systems, Inc., an affiliate of the foregoing entities. The total royalty expense for these games in 2003, 2004 and 2005 and the first nine months of 2005 and 2006 was $0, $31,000, $1.1 million, $732,000 and $841,000, respectively. Total royalties payable for these games at December 31, 2004 and 2005 were $410,000 and $1,239,000, respectively, and total royalties payable for these games at September 30, 2006 were $796,000. We believe that these transactions were entered into on terms consistent with the terms offered to unrelated third-party licensing partners.

Transaction with Banc of America Securities LLC

Banc of America Securities LLC is a co-managing underwriter of this offering. BAVP, L.P., which owns more than 10% of our capital stock, is affiliated with Banc of America Securities LLC. Ms. Wienbar is a former employee of Bank of America, National Association, an affiliate of Banc of America Securities LLC.

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charters of our nominating and governance committee and our audit committee adopted by our board of directors on December 13, 2006 require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation-related matters, must be reviewed and approved or ratified by our nominating and governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our audit committee. These committees have not adopted policies or procedures for review of, or standards for approval of, these transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding beneficial ownership of our common stock as of December 31, 2006, and as adjusted to reflect our sale of common stock in this offering, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering is based on 63,413,858 shares of our common stock outstanding as of December 31, 2006, which includes 47,040,945 shares of common stock resulting from the automatic conversion of all outstanding shares of our preferred stock upon the completion of this offering, as if this conversion had occurred as of December 31, 2006. Percentage ownership of our common stock after this offering also assumes our sale of the           shares in this offering and no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Glu Mobile Inc., 1800 Gateway Drive, Second Floor, San Mateo, California 94404.

	Number of
	Shares	Percentage of Outstanding
	Beneficially	Shares Beneficially Owned
Name of Beneficial Owner	Owned	Before Offering	After Offering

5% Stockholders:
New Enterprise Associates and affiliated entities(1)	14,456,388	22.8%		%
BAVP, L.P.(2)	7,202,459	11.4
Globespan Capital Partners and affiliated entities(3)	5,633,073	8.9
Sienna Limited Partnership III, L.P.(4)	4,709,217	7.4
David C. Ward	4,073,802	6.4
Scott S. Orr(5)	3,679,610	5.8

Directors and Executive Officers:
L. Gregory Ballard(6)	2,630,000	4.1
Albert A. “Rocky” Pimentel(7)	815,842	1.3
Jill S. Braff(8)	345,124	*	*
Alessandro Galvagni(9)	430,000	*	*
Kristian Segerstråle	1,209,989	1.9
Ann Mather(10)	225,000	*	*
William J. Miller	—	—	—
Richard A. Moran(11)	233,000	*	*
Hany M. Nada(12)	2,859,234	4.5
A. Brooke Seawell(13)	60,000	*	*
Daniel L. Skaff(4)	4,709,217	7.4
Sharon L. Wienbar(14)	—	—	—
All 12 directors and executive officers as a group(15)	13,517,406	20.5

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	Represents 14,225,232 shares held by New Enterprise Associates 10 L.P., 73,052 shares held by NEA Ventures 2001, L.P. and 158,104 shares subject to immediately exercisable warrants held by New Enterprise Associates 10 L.P. NEA Partners 10, L.P., which has eight individual general partners, is the general partner of New Enterprise Associates 10 L.P. Pamela J. Clark is the general partner of NEA Ventures 2001, L.P. See footnote (13) regarding the relationship between this securityholder and Mr. Seawell. The address of New Enterprise Associates is 2490 Sand Hill Road, Menlo Park, California 94025.

(2)	BAVP, L.P. is affiliated with Banc of America Securities LLC, a co-managing underwriter of this offering. The voting and disposition of our shares held by BAVP, L.P. are determined by the four managing members of Scale Venture Management I, LLC (formerly BA Venture Partners VI, LLC), the ultimate general partner of BAVP, L.P. See footnote (14) regarding the relationship between this securityholder and Ms. Wienbar. The address of BAVP, L.P. is 950 Tower Lane, Suite 700, Foster City, California 94404.

(3)	Represents 1,601,156 shares held by JAFCO America Technology Fund III, L.P., 1,461,031 shares held by JAFCO America Technology Cayman Fund III, L.P., 1,436,041 shares held by Globespan Capital Partners IV, L.P., 706,658 shares held by JAFCO USIT Fund III L.P., 174,309 shares held by JAFCO America Technology Affiliates Fund III, L.P., 98,729 shares held by Globespan Capital Partners (Cayman) IV, L.P., 88,925 shares held by JAFCO Globespan USIT IV, L.P., 39,127 shares held by Globespan Capital Partners IV GmbH & Co. KG and 27,097 shares held by GCP IV Affiliates Fund, L.P. The address of Globespan Capital Partners is 300 Hamilton Avenue, Top Floor, Palo Alto, California 94301.

(4)	Includes 52,702 shares subject to immediately exercisable warrants. Mr. Skaff is the Managing Member of Sienna Associates III, L.L.C., the general partner of Sienna Limited Partnership III, L.P. Mr. Skaff disclaims beneficial ownership of these shares except to the extent of his individual pecuniary interest in this entity. The address of Sienna Limited Partnership III, L.P. and Mr. Skaff is 2330 Marinship Way, Suite 130, Sausalito, California 94965.

(5)	The address of Mr. Orr is 969 G Edgewater Blvd., #310, Foster City, California 94404.

(6)	Includes 1,516,667 shares subject to options that are exercisable within 60 days of December 31, 2006, of which 927,779 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Mr. Ballard’s cessation of service prior to vesting, and 80,000 shares held by Mr. Ballard’s minor children.

(7)	Includes 144,318 shares subject to options that are exercisable within 60 days of December 31, 2006 and 285,469 shares subject to our right of repurchase, which right lapses as to 14,273 shares each succeeding month over the next 20 months.

(8)	Represents 345,124 shares subject to options that are exercisable within 60 days of December 31, 2006, of which 79,167 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Ms. Braff’s cessation of service prior to vesting.

(9)	Includes 330,000 shares subject to options that are exercisable within 60 days of December 31, 2006, of which 77,709 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Mr. Galvagni’s cessation of service prior to vesting.

(10)	Represents 225,000 shares subject to options that are exercisable within 60 days of December 31, 2006, of which 115,625 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Ms. Mather’s cessation of service prior to vesting.

(11)	Includes 45,000 shares subject to options that are exercisable within 60 days of December 31, 2006, of which 33,750 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Mr. Moran’s cessation of service prior to vesting, and 8,000 shares held by the Moran Family 2003 Revocable Trust.

(12)	Represents 2,803,479 shares held by Granite Global Ventures II L.P. and 55,755 shares held by GGV II Entrepreneurs Fund L.P. Mr. Nada is a managing director of the general partner of the foregoing entities, which has seven individual managing directors, and shares voting and investment power with respect to the shares held by these entities with the other managing directors of the general partner. Mr. Nada disclaims beneficial ownership of these shares except to the extent of his individual pecuniary interests in these entities.

(13)	Excludes 14,225,232 shares held by New Enterprise Associates 10 L.P., 73,052 shares held by NEA Ventures 2001, L.P. and 158,104 shares subject to immediately exercisable warrants held by New Enterprise Associates 10 L.P. Mr. Seawell is a Venture Partner of NEA Development Corp., an entity that provides administrative services to the foregoing entities. Mr. Seawell does not have voting or dispositive power with respect to any of the shares held by New Enterprise Associates 10 L.P or NEA Ventures 2001, L.P., and disclaims beneficial ownership of any securities held by them, except to the extent of his respective proportionate pecuniary interests in these entities.

(14)	Excludes 7,202,459 shares held by BAVP, L.P. The voting and disposition of our shares held by BAVP, L.P. are determined by the four individual managing members of BA Venture Partners VI, LLC, the ultimate general partner of BAVP, L.P. BAVP, L.P. is affiliated with Banc of America Securities LLC, a co-managing underwriter in this offering. Sharon Wienbar, one of our directors, is one of the members of Scale Venture Management I, LLC (formerly BA Venture Partners VI, LLC) but does not share voting or dispositive power for shares of our common stock.

(15)	Includes 285,469 shares subject to our right of repurchase, which right lapses as to 14,273 shares each succeeding month over the next 20 months, and 2,606,109 shares subject to options that are exercisable with 60 days of December 31, 2006, of which 1,234,030 shares, if these options were exercised in full, would be subject to vesting and right of repurchase in our favor upon the executive officer’s cessation of service prior to vesting. Excludes the shares indicated to be excluded in footnotes (13) and (14).

The following table presents information regarding beneficial ownership of our common stock as of December 31, 2006 by the selling stockholders, assuming the underwriters’ option to purchase additional shares of our common stock in this offering is exercised in full.

	Shares of Common Stock		Shares
	Beneficially Owned		Being
Name of Beneficial Owner	Before Offering	After Offering	Offered

Other selling stockholders as a group

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

As of December 31, 2006, there were 63,413,858 shares of our common stock outstanding, held by 164 stockholders of record, and no shares of our preferred stock outstanding, assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur immediately upon the completion of this offering. After this offering, there will be           shares of our common stock outstanding, or           shares if the underwriters exercise in full their option to purchase additional shares of our common stock in this offering.

Dividend Rights.  Subject to preferences that may apply to shares of our preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights.  Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation, which means that the holders of a majority of our shares of common stock voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights.  Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions.  Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of our preferred stock and payment of other claims of creditors.

Fully Paid and Non-assessable.  All of our outstanding shares of common stock are, and the shares of our common stock to be issued in this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of our preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of our preferred stock.

Warrants

As of December 31, 2006, we had outstanding warrants to purchase 212,036 shares of our Series B Preferred Stock with an exercise price of $0.64 and an expiration date of March 7, 2008, a warrant to purchase 156,250 shares of our Series B Preferred Stock with an exercise price of $0.64 and an expiration date of the earlier of the date we undergo a merger or consolidation meeting certain conditions or March 31, 2011 and warrants to purchase 318,937 shares of our Series D Preferred Stock with an exercise price of $3.01 and an expiration date of May 2, 2013. Following the completion of this offering, any of the warrants that remain outstanding will become exercisable for a like number of shares of our common stock.

Registration Rights

Pursuant to the terms of our amended and restated investors’ rights agreement, immediately following this offering, the holders of approximately 47,571,918 shares of our common stock outstanding as of December 31, 2006 or subject to warrants outstanding as of December 31, 2006 will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights.  At any time beginning six months after the completion of this offering, the holders of at least 30% of the shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $7.5 million. We will only be required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Piggyback Registration Rights.  If we register any of our securities for public sale, holders of shares having registration rights, as well as the holder of a warrant to purchase an additional 156,250 shares of our common stock, will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, a registration relating to a corporate reorganization or acquisition or a registration in which the only equity security being registered is common stock issuable upon conversion of convertible debt securities that are also being registered. The managing underwriter of any underwritten offering will have the right, in its sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement unless no other stockholder’s shares are included in the registration statement.

Form S-3 Registration Rights.  The holders of at least 10% of the shares with registration rights can request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The stockholders may only require us to file three registration statements on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Expenses of Registration Rights.  We will pay all expenses, other than underwriting discounts, commissions and stock transfer taxes, incurred in connection with the registrations described above, except for the expenses incurred pursuant to the third registration following the exercise of the Form S-3 registration rights described above in a 12-month period.

Expiration of Registration Rights.  The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the fourth anniversary of the completion of this offering or when that holder owns registrable securities constituting 1% or less of our outstanding voting stock and can sell all of its registrable securities in any three-month period under Rule 144 promulgated under of the Securities Act. In addition, the registration rights described above will expire with respect to all holders on the date of a bona fide acquisition of our company.

Anti-Takeover Provisions

Our restated certificate of incorporation and our restated bylaws that will become effective immediately following completion of this offering and the provisions of Delaware law may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law.  We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Restated Certificate of Incorporation and Restated Bylaw Provisions.  Our restated certificate of incorporation and our restated bylaws that will become effective immediately following completion of this offering include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated certificate of incorporation and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our lead independent director, our chief executive officer or our president.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

NASDAQ Global Market Listing

We have applied for listing of our common stock on The NASDAQ Global Market under the symbol “GLUU.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038, and its telephone number is (212) 936-5100.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of December 31, 2006, we will have           shares of our common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. Of these outstanding shares, all of the           shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining outstanding shares of our common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our stockholders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 30, 2007, shares will be available for sale in the public market as follows:

•	Beginning 180 days after the date of this prospectus, 61,713,144 additional shares will become eligible for sale in the public market, of which 12,633,729 shares will be freely tradable under Rule 144(k), 530,753 shares will be freely tradeable under Rule 701, 42,762,475 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below, and the remaining 5,786,187 shares will be held by non-affiliates and subject to the volume and other restrictions of Rule 144; and

•	The remaining 1,700,714 shares will become eligible for sale from time to time thereafter.

Lock-Up Agreements

All of our directors and officers and substantially all of our security holders, including all of the selling stockholders, are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, options or warrants for a period of at least 180 days following the date of this prospectus without the prior written consent of Goldman, Sachs & Co.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. Any shares that would otherwise be eligible for sale under Rule 144 are subject to the market standoff and/or lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 701

In general, under Rule 701, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after we become subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. However, all shares issued pursuant to Rule 701 are subject to the market standoff and/or lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file a registration statement under the Securities Act as promptly as possible after the date of this prospectus to register shares that we have issued or may issue pursuant to our employee benefit plans. As a result, the shares resulting from any options or rights exercised under our 2001 Stock Option Plan, our 2007 Equity Incentive Plan or our 2007 Employee Stock Purchase Plan after the filing of this registration statement will also be freely tradable in the public market, subject to the market standoff and lock-up agreements discussed above. However, shares acquired by affiliates under these employee benefit plans will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of December 31, 2006, there were outstanding options under our 2001 Stock Option Plan for the purchase of 8,645,992 shares of our common stock.

Registration Rights

Pursuant to the terms of our amended and restated investors’ rights agreement, holders of approximately 47,728,168 shares of our common stock outstanding as of December 31, 2006 or subject to warrants outstanding as of December 31, 2006 have registration rights with respect to those shares of common stock. For a discussion of these rights, please see “Description of Capital Stock — Registration Rights.” After any of these shares are registered, they will be freely tradable without restriction under the Securities Act.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Lehman Brothers Inc., Banc of America Securities LLC and Needham & Company, LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Lehman Brothers Inc.
Banc of America Securities LLC
Needham & Company, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from the company and           shares from the selling stockholders to cover these sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholder	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company, its officers and directors, and the holders of substantially all of the company’s common stock, including all of the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of its common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale — Lock-Up Agreements” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (ii) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the company’s business potential and earnings prospects, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on The NASDAQ Global Market under the symbol “GLUU.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law), and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with Glu to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. In addition, one or more of the underwriters participating in this offering may distribute prospectuses electronically.

Other than the prospectus in electronic format, information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by Glu Mobile or any underwriter in its capacity as underwriter and should not be relied on by investors.

In connection with this public offering, Banc of America Securities LLC is providing services as an underwriter. BAVP, L.P., which owns more than 10% of our capital stock, is affiliated with Banc of America Securities LLC. Ms. Wienbar, one of our directors, is a former employee of Bank of America, National Association, an affiliate of Banc of America Securities LLC. As a result of the foregoing, Banc of America Securities LLC may be deemed to have a “conflict of interest” as defined in Rule 2720(b)(7) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Goldman, Sachs & Co. will serve in that capacity and will perform due diligence investigations and review and participate in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. will receive $10,000 from the company as compensation for such role.

The underwriters will not execute sales in discretionary accounts without the prior written specific approval of the customers.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

VALIDITY OF COMMON STOCK

Fenwick & West LLP, Mountain View, California will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2005 and September 30, 2006, for each of the three years in the period ended December 31, 2005 and for the nine months ended September 30, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of iFone Holdings Limited as at December 31, 2004 and 2005, and for each of the two years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

GLU MOBILE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Glu Mobile Inc.

The reincorporation described in Note 18 to the consolidated financial statements has not been consummated at December 19, 2006. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Glu Mobile Inc. and its subsidiaries (collectively, the “Company”) at December 31, 2004 and 2005 and September 30, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 and for the nine months ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company adopted FASB Staff Position 150-5 (“FSP 150-5”), Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, during the year ended December 31, 2005. As discussed in Note 12 to the consolidated financial statements, effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment.”

/s/ PricewaterhouseCoopers LLP

San Jose, California
December 19, 2006

GLU MOBILE INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

				Pro Forma
	December 31,	December 31,	September 30,	September 30,
	2004	2005	2006	2006
				(unaudited)
				(See Note 2)

ASSETS
Current assets:
Cash and cash equivalents	$2,893	$2,416	$5,484	$5,484
Short-term investments	5,500	19,200	8,900	8,900
Accounts receivable, net of allowance of $0, $207 and $416 at December 31, 2004 and 2005 and September 30, 2006, respectively	4,382	7,397	11,989	11,989
Prepaid royalties	1,146	1,215	3,108	3,108
Prepaid expenses and other	669	483	1,194	1,194

Total current assets	14,590	30,711	30,675	30,675
Property and equipment, net	514	2,843	2,452	2,452
Prepaid royalties	709	44	–	–
Other long-term assets	69	580	341	341
Intangible assets, net	9,048	2,853	5,667	5,667
Goodwill	12,678	12,467	37,284	37,284

Total assets	$37,608	$49,498	$76,419	$76,419

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$2,467	$3,566	$4,402	$4,402
Accrued liabilities	1,356	485	130	130
Accrued compensation	641	913	1,471	1,471
Accrued royalties	511	3,758	4,686	4,686
Deferred revenues	75	–	197	197
Accrued restructuring charge	–	273	36	36
Current portion of long-term debt	–	76	3,226	3,226

Total current liabilities	5,050	9,071	14,148	14,148

Long-term deferred income tax liability	2,359	–	–	–
Other long-term liabilities	122	230	325	325
Long-term debt, less current portion	–	26	8,331	8,331
Preferred stock warrant liability	–	374	2,034	–

Total liabilities	7,531	9,701	24,838	22,804

Commitments and contingencies (Note 7)

Mandatorily Redeemable Convertible Preferred Stock (Series A - D-1) $0.0001 par value; 37,639 shares authorized; 27,580, 36,772 and 36,772 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006, respectively, and no shares outstanding pro forma (unaudited) (aggregate liquidation value at September 30, 2006: $57,447)	31,495	57,190	57,246	–
Special Junior Redeemable Preferred Stock; $0.0001 par value; 13,455 shares authorized; no, no and 10,268 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006, respectively, and no shares outstanding pro forma (unaudited) (liquidation value at September 30, 2006: $9,782)	–	–	19,098	–

	31,495	57,190	76,344	–

Stockholders’ equity/(deficit);
Common stock: $0.0001 par value; 100,000 shares authorized; 14,111, 15,243 and 16,129 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006, respectively, 63,169 shares issued and outstanding pro forma (unaudited)	1	1	2	6
Additional paid-in capital	17,177	19,254	19,234	97,608
Deferred stock-based compensation	(2,366)	(1,657)	(562)	(562)
Accumulated other comprehensive income/(loss)	8	(1,324)	229	229
Accumulated deficit	(16,238)	(33,667)	(43,666)	(43,666)

Total stockholders’ equity/(deficit)	(1,418)	(17,393)	(24,763)	53,615

Total liabilities, redeemable convertible preferred stock and stockholders’ equity/(deficit)	$37,608	$49,498	$76,419	$76,419

The accompanying notes are an integral part of these consolidated financial statements.

GLU MOBILE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Revenues	$1,790	$7,022	$25,651	$18,871	$31,863

Cost of revenues:
Royalties	258	1,359	7,256	5,234	9,750
Impairment of prepaid royalties and guarantees	–	231	1,645	525	224
Amortization of intangible assets	–	126	2,823	2,202	1,224
Impairment of intangible assets	–	–	1,103	–	–

Total cost of revenues	258	1,716	12,827	7,961	11,198

Gross profit	1,532	5,306	12,824	10,910	20,665

Operating expenses:
Research and development	3,352	6,474	14,557	10,775	11,346
Sales and marketing	697	3,692	8,515	6,359	8,317
General and administrative	1,342	3,468	8,434	5,640	7,684
Amortization of intangible assets	–	26	616	463	476
Restructuring charge	–	–	450	–	–
Acquired in-process research and development	–	–	–	–	1,500

Total operating expenses	5,391	13,660	32,572	23,237	29,323

Loss from operations	(3,859)	(8,354)	(19,748)	(12,327)	(8,658)

Interest and other income/(expense), net:

Interest income	18	112	600	358	527
Interest expense	(7)	(94)	(77)	(65)	(675)
Other income/(expense), net	–	(87)	18	58	(756)

Interest and other income/(expense), net	11	(69)	541	351	(904)

Loss before income taxes and cumulative effect of change in accounting principle	(3,848)	(8,423)	(19,207)	(11,976)	(9,562)
Income tax benefit/(provision)	–	101	1,621	943	(437)

Loss before cumulative effect of change in accounting principle	(3,848)	(8,322)	(17,586)	(11,033)	(9,999)
Cumulative effect of change in accounting principle	–	–	(315)	(315)	–

Net loss	(3,848)	(8,322)	(17,901)	(11,348)	(9,999)

Accretion to preferred stock	(533)	(1,351)	(63)	(45)	(56)

Net loss attributable to common stockholders	$(4,381)	$(9,673)	$(17,964)	$(11,393)	$(10,055)

Net loss per share attributable to common stockholders — basic and diluted:
Loss before cumulative effect of change in accounting principle	$(1.23)	$(1.85)	$(1.46)	$(0.94)	$(0.69)
Cumulative effect of change in accounting principle	–	–	(0.02)	(0.02)	–
Accretion to preferred stock	(0.16)	(0.30)	(0.01)	(0.01)	–

Net loss per share attributable to common stockholders — basic and diluted	$(1.39)	$(2.15)	$(1.49)	$(0.97)	$(0.69)

Weighted average common shares outstanding	3,141	4,499	12,072	11,774	14,534

Pro forma net loss per share — basic and diluted (unaudited)			$(0.39)		$(0.15)

Pro forma weighted average common shares outstanding (unaudited)			45,091		58,266

The accompanying notes are an integral part of these consolidated financial statements.

GLU MOBILE INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

							Accumulated
	Redeemable Convertible				Additional	Deferred	Other		Total
	Preferred Stock		Common Stock		Paid-In	Stock-based	Comprehensive	Accumulated	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Deficit	Loss
Balances at December 31, 2002	6,940	$4,208	5,001	$–	$45	$–	$–	$(3,429)	$(3,384)	$

Net loss	–	–	–	–	–	–	–	(3,848)	(3,848)	(3,848)
Issuance of Series B Preferred Stock upon conversion of promissory note at $0.64 per share	1,573	946	–	–		–	–	–	–
Value ascribed to warrant issued for 212 shares of common stock in connection with the issuance of convertible notes payable	–	–	–	–	61	–	–	–	61
Issuance of Series B Preferred Stock for cash at $0.64 per share, net of issuance costs of $88	7,021	4,405	–	–		–	–	–	–
Issuance of common stock upon exercise of vested stock options	–	–	45	–	3	–	–	–	3
Options issued to consultants for services	–	–	–	–	32	–	–	–	32
Accretion to preferred stock redemption value	–	533	–	–	(61)	–	–	(472)	(533)
Increase in fair value due to modifications	–	167	–	–	–	–	–	(167)	(167)

Comprehensive loss	–	–	–	–	–	–	–	–	–	(3,848)

Balances at December 31, 2003	15,534	10,259	5,046	–	80	–	–	(7,916)	(7,836)

Net loss	–	–	–	–	–	–	–	(8,322)	(8,322)	(8,322)
Issuance of Series C Preferred Stock for cash at $1.66 per share, net of issuance costs of $115	12,046	19,885	–	–		–	–	–	–
Value ascribed to warrant issued for 156 shares of Series B Preferred Stock issued in connection with line of credit	–	–	–	–	83	–	–	–	83
Issuance of common stock for Macrospace acquisition	–	–	8,199	1	15,414	–	–	–	15,415
Issuance of common stock upon exercise of stock options	–	–	1,469	–	46	–	–	–	46
Common stock issued in connection with early exercise of stock options	–	–	–	–	–	–	–	–	–
Repurchase of common stock at $0.0025 per share	–	–	(603)	–	(2)	–	–	–	(2)
Stock compensation associated with option modification	–	–	–	–	58	–	–	–	58
Deferred stock-based compensation from options granted at below deemed fair value	–	–	–	–	2,596	(2,596)	–	–	–
Amortization of employee deferred stock-based compensation	–	–	–	–	–	230	–	–	230
Options issued to consultants for services	–	–	–	–	253	–	–	–	253
Accretion to preferred stock redemption value	–	1,351	–	–	(1,351)	–	–	–	(1,351)
Foreign currency translation adjustment	–	–	–	–		–	8	–	8	8

Comprehensive loss	–	–	–	–	–	–	–	–	–	(8,314)

Balances at December 31, 2004	27,580	$31,495	14,111	$1	$17,177	$(2,366)	$8	$(16,238)	$(1,418)

The accompanying notes are an integral part of these consolidated financial statements.

GLU MOBILE INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

							Accumulated
	Redeemable Convertible				Additional	Deferred	Other		Total
	Preferred Stock		Common Stock		Paid-In	Stock-based	Comprehensive	Accumulated	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Deficit	Loss
Balances at December 31, 2004	27,580	$31,495	14,111	$1	$17,177	$(2,366)	$8	$(16,238)	$(1,418)

Net loss	–	–	–	–	–	–	–	(17,901)	(17,901)	(17,901)
Issuance of Series D Preferred Stock for cash at $3.01 per share, net of issuance costs of $141	6,701	20,031	–	–	–	–	–	–	–	–
Issuance of Series D-1 Preferred Stock for cash at $3.01 per share, net of issuance costs of $79	2,491	7,421	–	–	–	–	–	–	–	–
Issuance of common stock upon exercise of stock options	–	–	883	–	68	–	–	–	68	–
Issuance of common stock	–	–	249	–	249	–	–	–	249	–
Deferred stock-based compensation from options granted at below deemed fair value	–	–	–	–	1,129	(1,129)	–	–	–	–
Amortization of employee deferred stock-based compensation	–	–	–	–	–	1,487	–	–	1,487	–
Adjustment to deferred stock-based compensation for terminated employees	–	–	–	–	(351)	351	–	–	–	–
Cancellation of unvested stock option issued to consultants	–	–	–	–	(210)	–	–	–	(210)	–
Vesting of early exercised options	–	–	–	–	51	–	–	–	51	–
Accretion to preferred stock redemption value	–	63	–	–	(63)	–	–	–	(63)	–
Capital contribution	–	(1,820)	–	–	1,348	–	–	472	1,820	–
Reclassification of preferred stock warrants to liability upon adoption of FSP 150-5	–	–	–	–	(144)	–	–	–	(144)	–
Foreign currency translation adjustment	–	–	–	–	–	–	(1,332)	–	(1,332)	(1,332)

Comprehensive loss	–	–	–	–	–	–	–	–	–	(19,233)

Balances at December 31, 2005	36,772	57,190	15,243	1	19,254	(1,657)	(1,324)	(33,667)	(17,393)

Net loss	–	–	–	–	–	–	–	(9,999)	(9,999)	(9,999)
Issuance of Special Junior Preferred Stock for iFone acquisition	10,268	19,098	–	–	–	–	–	–	–	–
Issuance of common stock upon exercise of stock options	–	–	826	1	126	–	–	–	127	–
Common stock issued in connection with early exercise of stock options	–	–	–	–	–	–	–	–	–	–
Issuance of common stock upon exercise of warrants	–	–	60	–	7	–	–	–	7	–
Elimination of deferred stock-based compensation on modified options	–	–	–	–	(578)	578	–	–	–	–
Adjustment to deferred stock-based compensation for terminated employees	–	–	–	–	(49)	49	–	–	–	–
Stock-based compensation expense	–	–	–	–	498	468	–	–	966	–
Vesting of early exercised options	–	–	–	–	32	–	–	–	32	–
Accretion to preferred stock redemption value	–	56	–	–	(56)	–	–	–	(56)	–
Foreign currency translation adjustment	–	–	–	–	–	–	1,553	–	1,553	1,553

Comprehensive loss	–	–	–	–	–	–	–	–	–	(8,446)

Balances at September 30, 2006	47,040	$76,344	16,129	$2	$19,234	$(562)	$229	$(43,666)	$(24,763)

The accompanying notes are an integral part of these consolidated financial statements.

GLU MOBILE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Cash flows from operating activities:
Net loss	$(3,848)	$(8,322)	$(17,901)	$(11,348)	$(9,999)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	108	141	816	507	1,096
Amortization of intangible assets	–	152	3,439	2,665	1,700
Stock-based compensation	32	541	1,277	994	966
Change in carrying value of preferred stock warrant liability	–	–	(85)	(99)	1,052
Amortization of value related to warrants issued in connection with line of credit	–	63	20	20	–
Amortization of value of warrants issued in connection with loan	–	–	–	–	72
Amortization of loan agreement costs	–	–	–	–	11
Interest recorded upon the conversion of convertible promissory notes	7	–	–	–	–
Non-cash foreign currency translation (gain)/loss	–	–	(61)	41	(295)
Acquired in-process research and development	–	–	–	–	1,500
Impairment of prepaid royalties and guarantees	–	231	1,645	525	224
Impairment of intangible assets	–	–	1,103	–	–
Decrease in deferred income tax liability	–	–	(1,863)	(1,032)	–
Changes in allowance for doubtful accounts	–	–	228	17	196
Changes in operating assets and liabilities, net of effect of acquisitions:
Increase in accounts receivable	(812)	(1,353)	(3,549)	(2,480)	(1,995)
Decrease/(increase) in prepaid royalties	(263)	(1,917)	(1,714)	(167)	233
Decrease/(increase) in prepaid expenses and other assets	–	(547)	305	(67)	(354)
Increase/(decrease) in accounts payable	154	1,622	1,387	(62)	(2,933)
Increase/(decrease) in other accrued liabilities	174	(499)	182	(6)	(2,203)
Increase in accrued compensation	–	433	295	90	524
Increase in accrued royalties	–	442	3,468	2,690	745
Increase/(decrease) in deferred revenues	239	(158)	(75)	(69)	197
Increase/(decrease) in accrued restructuring charge	–	–	273	–	(1,418)
Decrease in other long-term liabilities	–	–	471	456	127

Net cash used in operating activities	(4,209)	(9,171)	(10,339)	(7,325)	(10,554)

Cash flows from investing activities:
Purchase of short-term investments	–	(5,500)	(54,100)	(46,150)	(22,550)
Sale of short-term investments	–	–	40,400	29,475	32,850
Purchase of property and equipment	(124)	(253)	(3,006)	(2,435)	(612)
Acquisition of Macrospace, net of cash acquired	–	(4,254)	–	–	–
Acquisition of iFone, net of cash acquired	–	–	–	–	(7,396)

Net cash provided by/(used in) investing activities	(124)	(10,007)	(16,706)	(19,110)	2,292

Cash flows from financing activities:
Proceeds from issuance of preferred stock	4,493	20,083	27,672	27,672	–
Preferred stock issuance costs	(88)	(115)	(220)	(198)	–
Proceeds from issuance of promissory notes	1,000	–	–		–
Proceeds from loan agreement	–	–	–		12,000
Proceeds from issuance of common stock	–	–	249	249	–
Proceeds from exercise of stock options	3	218	69	69	127
Purchase of outstanding shares	–	(2)	–	–	–
Proceeds from exercise of stock warrants	–	–	–	–	7
Debt payments	–	–	(1,078)	(554)	(926)

Net cash provided by financing activities	5,408	20,184	26,692	27,238	11,208

Effect of exchange rate changes on cash	–	(1)	(124)	(143)	122

Net increase/(decrease) in cash and cash equivalents	1,075	1,005	(477)	660	3,068

Cash and cash equivalents at beginning of period	813	1,888	2,893	2,893	2,416

Cash and cash equivalents at end of period	$1,888	$2,893	$2,416	$3,553	$5,484

Supplemental disclosures of cash flow information
Interest paid	$–	$94	$56	$29	$589

Income taxes paid	$1	$3	$137	$65	$367

Supplemental disclosure of noncash investing and financing activities
Acquisition of Macrospace net assets	$–	$16,457	$–	$–	$–
Acquisition of iFone net assets	–	–	–	–	19,098
Conversion of promissory notes payable to Series B convertible preferred stock	1,007	–	–	–	–
Issuance of warrants in connection with convertible promissory notes for Series B convertible preferred stock	61	83	–	–	–
Accretion of preferred stock to redemption value	533	1,351	63	45	56
Capital contribution (see Note 10)	–	–	1,820	1,820	–
Fixed asset purchases financed through capital lease	–	–	114	–	–
Increase in fair value of Series A convertible preferred stock due to modification	167	–	–	–	–
Reclassification of preferred stock warrants to liability	–	–	144	144	–

The accompanying notes are an integral part of these consolidated financial statements.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share data)

NOTE 1 – THE COMPANY

Glu Mobile Inc. (the “Company” or “Glu”) was incorporated as Cyent Studios, Inc. in Nevada on May 16, 2001 and changed its name to Sorrent, Inc. On November 21, 2001, New Sorrent, Inc., a wholly owned subsidiary of the Company was incorporated in California. The Company and New Sorrent, Inc. merged on December 4, 2001 to form Sorrent, Inc., a California corporation. In June 2005, the Company changed its name to Glu Mobile Inc. Glu acquired Macrospace Limited (“Macrospace”) in December 2004 in efforts to develop and secure direct distribution relationships in Europe and Asia with leading wireless carriers, to deepen and broaden its game library (e.g., more titles and genre diversification), to acquire access and rights to leading licenses and franchises (including original intellectual property) and to augment its internal and external production and publishing capabilities. In March 2006, Glu Mobile Inc. acquired iFone Holdings Limited (“iFone”) in order to continue to broaden its game library and acquire access and rights to leading licenses.

The Company has incurred recurring losses from operations since inception and had an accumulated deficit of $43,666 as of September 30, 2006. For the nine months ended September 30, 2006, the Company incurred a loss from operations of $8,658 and used approximately $10,554 to fund operations. The Company may incur additional operating losses and negative cash flows in the future. Failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect the Company’s ability to achieve its intended business objectives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Unaudited Pro Forma Balance Sheet

Upon the consummation of the initial public offering contemplated in this prospectus, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock. The September 30, 2006 unaudited pro forma balance sheet data have been prepared assuming the conversion of the mandatorily redeemable convertible preferred stock into 36,772 shares of common stock, the conversion of the special junior redeemable preferred stock into 10,268 shares of common stock, and the reclassification of the redeemable convertible preferred stock warrants from liabilities to stockholders’ equity/(deficit).

Unaudited Interim Results for the Nine Months Ended September 30, 2005

The accompanying statements of operations and of cash flows for the nine months ended September 30, 2005 are unaudited. The September 30, 2005 unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s results of operations and cash flows for the nine months ended September 30, 2005. The financial data and other information disclosed in the notes to the consolidated financial statements related to the nine months ended September 30, 2005 are unaudited.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires the Company’s management to make judgments,

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

assumptions and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and these differences may be material.

Revenue Recognition

The Company’s revenues are derived primarily by licensing software products in the form of mobile games. License arrangements with the end user can be on a perpetual or subscription basis. A perpetual license gives an end user the right to use the licensed game on the registered handset on a perpetual basis. A subscription license gives an end user the right to use the licensed game for a limited period of time, ranging from a few days to as long as one month. The Company distributes its products through mobile telecommunications service providers (“carriers”), which then market the games to end users. License fees for perpetual and subscription licenses are usually billed by the carrier upon download of the game by the end user. In the case of subscriber licenses, many subscriber agreements provide for automatic renewal until the subscriber opts-out, while the others provide opt-in renewal. In either case, subsequent billings for subscription licenses are generally billed monthly. The Company applies the provisions of Statement of Position 97-2, Software Revenue Recognition, as amended by Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, to all transactions.

Revenues are recognized when persuasive evidence of an arrangement exists, the game has been delivered, the fee is fixed or determinable, and the collection of the resulting receivable is probable. For both perpetual and subscription licenses, management considers a signed license agreement as evidence of an arrangement with a carrier and a “clickwrap” agreement as evidence of an arrangement with an end user. For these licenses, the Company defines delivery as the download of the game by the end user. The Company estimates revenues from carriers in the current period when reasonable estimates of these amounts can be made. Several carriers provide reliable interim preliminary reporting and others report sales data within a reasonable time frame following the end of each month, both of which allow the Company to make reasonable estimates of revenues and therefore to recognize revenues during the reporting period when the end user licenses the game. Determination of the appropriate amount of revenue recognized involves judgments and estimates that the Company believes are reasonable, but it is possible that actual results may differ from the Company’s estimates. The Company’s estimates for revenues include consideration of factors such as preliminary sales data, carrier-specific historical sales trends, the age of games and the expected impact of newly launched games, successful introduction of new handsets, promotions during the period and economic trends. When the Company receives the final carrier reports, to the extent not received within a reasonable time frame following the end of each month, the Company records any differences between estimated revenues and actual revenues in the reporting period when the Company determines the actual amounts. Historically, the revenues on the final revenue report have not differed by more than one half of 1% of the reported revenues for the period, which the Company deemed to be immaterial. Revenues earned from certain carriers may not be reasonably estimated. If the Company is unable to reasonably estimate the amount of revenues to be recognized in the current period, the Company recognizes revenues upon the receipt of a carrier revenue report and when the Company’s portion of the game licensed revenues are fixed or determinable and collection is probable. To monitor the reliability of the Company’s estimates, management, where possible, reviews the revenues by carrier and by game on a weekly basis to identify unusual trends such as differential adoption rates by carriers or the introduction of new handsets. If the Company deems a carrier not to

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

be creditworthy, the Company defers all revenues from the arrangement until the Company receives payment and all other revenue recognition criteria have been met.

In accordance with Emerging Issues Task Force, or EITF, No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the Company recognizes as revenues the net amount the carrier reports as payable upon the sale of our games. The Company has evaluated its carrier agreements and has determined that it is not the principal when selling its games through carriers. Key indicators that it evaluated to reach this determination include:

•	wireless subscribers directly contract with the carriers, which have most of the service interaction and are generally viewed as the primary obligor by the subscribers;

•	carriers generally have significant control over the types of games that they offer to their subscribers;

•	carriers are directly responsible for billing and collecting fees from their subscribers, including the resolution of billing disputes;

•	carriers generally pay the Company a fixed percentage of their revenues or a fixed fee for each game;

•	carriers generally must approve the price of the Company’s games in advance of their sale to subscribers, and the Company’s more significant carriers generally have the ability to set the ultimate price charged to their subscribers; and

•  the Company has limited risks, including no inventory risk and limited credit risk.

Cash and Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. The Company deposits cash and cash equivalents with financial institutions that management believes are of high credit quality. Deposits held with financial institutions are likely to exceed the amount of insurance on these deposits.

Short-Term Investments

The Company invests in auction rate securities that are classified as short-term investments and carried at their market values. At December 31, 2004 and 2005 and September 30, 2006, the Company had $5,500, $19,200 and $8,900, respectively, invested in auction rate securities, which are bought and sold in the marketplace through a bidding process sometimes referred to as a “Dutch Auction.” After the initial issuance of the securities, the interest rate on the securities is reset periodically, at intervals set at the time of issuance (e.g., every seven, twenty-eight or thirty-five days or every six months), based on the market demand at the reset period. The “stated” or “contractual” maturities for these securities, however, generally are 20 to 30 years. Despite the long-term maturities, the Company has the ability and intent, if necessary, to liquidate any of these investments in order to meet the Company’s liability needs within its normal operating cycles.

The Company has classified these investments as available-for-sale securities under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). In accordance with SFAS No. 115, these securities are reported at fair value with any changes in market value reported as a part of comprehensive income/(loss). Because these securities trade at their par value, the Company has not recorded any gains or losses in

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

comprehensive loss during the years ended December 31, 2003, 2004 and 2005 or the nine months ended September 30, 2005 (unaudited) and September 30, 2006.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable.

The Company derives its accounts receivable from revenues earned from customers located in the U.S. and other locations outside of the U.S. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company bases its allowance for doubtful accounts on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews past due balances over a specified amount individually for collectibility on a monthly basis. It reviews all other balances quarterly. The Company charges off accounts receivable balances against the allowance when it determines that the amount will not be recovered.

The following table summarizes the revenues from customers in excess of 10% of the Company’s revenues:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Verizon Wireless	39.4%	40.8%	24.3%	24.3%	20.9%
Sprint Nextel	44.5	35.4	11.9	13.3	13.6
Cingular Wireless	*	*	11.9	11.7	11.4
Vodafone	*	*	*	*	10.7

*	Revenues from the customer were less than 10% during the period.

At December 31, 2004, Verizon Wireless and Sprint Nextel accounted for 30% and 22% of total accounts receivable, respectively. At December 31, 2005, Verizon Wireless accounted for 23% of total accounts receivable. At September 30, 2006, Verizon Wireless, Sprint Nextel and Vodafone accounted for 21%, 15% and 11% of total accounts receivable, respectively. No other customers represent greater than 10% of the Company’s revenues or accounts receivable in these periods or as of these dates.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate their fair value due to their relatively short maturity. Based on the borrowing rates available to the Company for loans with similar terms, the carrying value of borrowings outstanding approximates their fair value. The carrying amount of the preferred stock warrant liability represents its fair value (see Note 11).

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

Freestanding Preferred Stock Warrants

The Company accounts for freestanding warrants and other similar instruments related to shares that are redeemable in accordance with SFAS No. 150. Under SFAS No. 150, the freestanding warrants that are related to the Company’s convertible preferred stock are classified as liabilities on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income/(expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to stockholders’ equity/(deficit).

Prepaid or Guaranteed Licensor Royalties

The Company’s royalty expenses consist of fees that it pays to branded content owners for the use of their intellectual property, including trademarks and copyrights, in the development of the Company’s games. Royalty-based obligations are either paid in advance and capitalized on our balance sheet as prepaid royalties or accrued as incurred and subsequently paid. These royalty-based obligations are expensed to cost of revenues at the greater of the revenues derived from the relevant game multiplied by the applicable contractual rate or an effective royalty rate based on expected net product sales. Advanced license payments that are not recoupable against future royalties are capitalized and amortized over the lesser of the estimated life of the branded title or the term of the license agreement.

The Company’s contracts with some licensors include minimum guaranteed royalty payments, which are payable regardless of the ultimate volume of sales to end users. When no significant performance remains with the licensor, the Company initially record each of these guarantees as an asset and as a liability at the contractual amount. When significant performance remains with the licensor, the Company records royalty payments as an asset when actually paid and as a liability when incurred, rather than upon execution of the contract. The Company classifies minimum royalty payment obligations as current liabilities to the extent they are contractually due within the next twelve months.

Each quarter, the Company evaluates the realization of its royalties as well as any unrecognized guarantees not yet paid to determine amounts that it deems unlikely to be realized through product sales. The Company uses estimates of revenues, cash flows and net margins to evaluate the future realization of prepaid royalties and guarantees. This evaluation considers multiple factors, including the term of the agreement, forecasted demand, game life cycle status, game development plans, and current and anticipated sales levels, as well as other qualitative factors such as the success of similar games and similar genres on mobile devices for the Company and its competitors and/or other game platforms (e.g., consoles, personal computers and Internet) utilizing the intellectual property and whether there are any future planned theatrical releases or television series based on the intellectual property. To the extent that this evaluation indicates that the remaining prepaid and guaranteed royalty payments are not recoverable, the Company records an impairment charge to cost of revenues in the period that impairment is indicated. The Company recorded an impairment charge to cost of revenues of $231 and $1,645 during the years ended December 31, 2004 and 2005, respectively. The Company recorded an impairment charge to cost of revenues of $525 (unaudited) during the nine months ended September 30, 2005 and $224 during the nine months ended September 30, 2006. The Company recorded no impairment charge during the year ended December 31, 2003.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), the Company’s goodwill is not amortized but is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Under SFAS No. 142, the Company performs the annual impairment review of its goodwill balance as of September 30. This impairment review involves a two-step process as follows:

Step 1 — The Company compares the fair value of each of its reporting units to the carrying value including goodwill of that unit. For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, the Company moves on to step 2. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary. To date, the fair values of our reporting units have exceeded their carrying values and thus no goodwill impairment charges have been recorded.

Step 2 — The Company performs an allocation of the fair value of the reporting unit to its identifiable tangible and nongoodwill intangible assets and liabilities. This allows the Company to derive an implied fair value for the unit’s goodwill. The Company then compares the implied fair value of the reporting unit’s goodwill with the carrying value of the unit’s goodwill. If the carrying amount of the unit’s goodwill is greater than the implied fair value of its goodwill, an impairment charge would be recognized for the excess.

Purchased intangible assets with finite lives are amortized using the straight-line method over their useful lives ranging from one to six years and are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, significant negative industry or economic trends, and a significant decline in the Company’s stock price for a sustained period of time. The Company recognizes impairment based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or a discounted cash flow analysis.

Property and Equipment

The Company states property and equipment at cost. The Company computes depreciation or amortization using the straight-line method over the estimated useful lives of the respective assets or, in the case of leasehold improvements, the lease term of the respective assets, whichever is shorter.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

The depreciation and amortization periods for the Company’s property and equipment are as follows:

Computer equipment	Three years
Computer software	Three years
Furniture and fixtures	Three years
Leasehold improvements	Shorter of the estimated useful life or remaining term of lease

Research and Development Costs

The Company charges costs related to research, design and development of products to research and development expense as incurred. The types of costs included in research and development expenditures include salaries, contractor fees and allocated facilities costs.

Software Development Costs

The Company applies the principles of SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. SFAS No. 86 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its games. Under this approach, the Company does not consider a game in development to have passed the technological feasibility milestone until the Company has completed a model of the game that contains essentially all the functionality and features of the final game and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of a game for sale; thus, the Company has expensed all software development costs as incurred. In the future, the Company will consider the following factors in determining whether costs can be capitalized: the emerging nature of the mobile game market; the gradual evolution of the wireless carrier platforms and mobile phones for which it develops games; the lack of pre-orders or sales history for its games; the uncertainty regarding a game’s revenue-generating potential; its lack of control over the carrier distribution channel resulting in uncertainty as to when, if ever, a game will be available for sale; and its historical practice of canceling games at any stage of the development process.

Internal Use Software

The Company recognizes software development costs in accordance with the Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Thus, the Company capitalizes software development costs, including costs incurred to purchase third-party software, beginning when it determines certain factors are present including, among others, that technology exists to achieve the performance requirements and/or buy versus internal development decisions have been made. The Company has capitalized certain internal use software costs totaling approximately $0, $37 and $1,283 during the years ended December 31, 2003, 2004 and 2005, respectively, and $1,068 (unaudited) and $235 during the nine months ended September 30, 2005 and 2006, respectively. The estimated useful life of costs capitalized is generally three years. During the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, the amortization of capitalized costs totaled approximately $0, $13, $121, $52 (unaudited) and $323, respectively. Capitalized internal use software costs are included in property and equipment, net.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or tax returns. Under SFAS No. 109, the Company determines deferred tax assets and liabilities based on the temporary difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which it expects the differences to reverse. The Company establishes valuation allowances when necessary to reduce deferred tax assets to the amount it expects to realize.

Restructuring

The Company accounts for costs associated with employee terminations and other exit activities in accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company records employee termination benefits as an operating expense when it communicates the benefit arrangement to the employee and it requires no significant future services from the employee to earn the termination benefits other than a minimum retention period.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of a company’s common stock and the exercise price of the option. Employee stock-based compensation determined under APB No. 25 is recognized using the multiple option method prescribed by the Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”), over the option vesting period.

Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS No. 123R”), which supersedes its previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option grants after the required effective date. For options granted prior to the SFAS No. 123R effective date for which the requisite service period had not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB No. 25. In addition the Company will continue amortizing those awards valued prior to January 1, 2006 utilizing an accelerated amortization schedule while all option grants valued after January 1, 2006 will be expensed on a straight-line basis.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123, Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), and FIN 28.

Advertising Expenses

The Company expenses the production costs of advertising, including direct response advertising, the first time the advertising takes place. Advertising expense was $0, $84 and $476 during the years ended December 31, 2003, 2004 and 2005, respectively, and $199 (unaudited) and $412 during the nine months ended September 30, 2005 and 2006, respectively.

Comprehensive Income/(Loss)

Comprehensive income/(loss) consists of two components, net income/(loss) and other comprehensive income/(loss). Other comprehensive income/(loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders’ equity but are excluded from net income/(loss). The Company’s other comprehensive income/(loss) includes adjustment for foreign currency translation.

For the nine months ended September 30, 2005, comprehensive loss was $12,275 (unaudited), which was comprised of a net loss of $11,348 (unaudited) and other comprehensive loss of $927 (unaudited).

Foreign Currency Translation

In preparing its consolidated financial statements, the Company translated the financial statements of its foreign subsidiaries from their functional currencies, the local currency, into United States Dollars. This process resulted in unrealized exchange gains and losses, which are included as a component of accumulated other comprehensive loss within stockholders’ deficit.

Cumulative translation adjustments include any gain or loss associated with the translation of a subsidiary’s financial statements when the functional currency of a subsidiary is the local currency. However, if the functional currency is deemed to be the United States Dollar, any gain or loss associated with the translation of these financial statements would be included within our statements of operations. If the Company disposes of any of its subsidiaries, any cumulative translation gains or losses would be realized and recorded within the Company’s statement of operations in the period during which the disposal occurs. If the Company determines that there has been a change in the functional currency of a subsidiary relative to the United States Dollar, any translation gains or losses arising after the date of change would be included within the Company’s statement of operations.

Net Loss Per Share

The Company computes basic net income/(loss) per share attributable to common stockholders by dividing its net loss attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period as reduced by the weighted average unvested common shares subject to repurchase by the Company. Net loss attributable to common stockholders is calculated using the two-class method, however preferred stock dividends were not included in the Company’s diluted net loss per share calculations because to do so would be anti-dilutive for all periods presented.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Net loss attributable to common stockholders	$(4,381)	$(9,673)	$(17,964)	$(11,393)	$(10,055)

Basic and diluted shares:
Weighted average common shares outstanding	5,016	5,579	14,964	14,883	15,605
Weighted average unvested common shares subject to repurchase	(1,875)	(1,080)	(2,892)	(3,109)	(1,071)

Weighted average shares used to compute basic and diluted net loss per share	3,141	4,499	12,072	11,774	14,534

Net loss per share attributable to common stockholders — basic and diluted	$(1.39)	$(2.15)	$(1.49)	$(0.97)	$(0.69)

The following weighted average convertible preferred stock, warrants to purchase outstanding convertible preferred stock, options and warrants to purchase common stock and unvested shares of common stock subject to repurchase have been excluded from the computation of diluted net loss per common stock for the periods presented because including them would have had an antidilutive effect:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Convertible preferred stock upon conversion to common stock	12,860	22,167	33,019	31,767	43,732
Warrants to purchase convertible preferred stock	178	343	368	368	547
Warrants to purchase common stock	60	60	60	60	38
Unvested common shares subject to repurchase	1,875	1,080	2,892	3,109	1,071
Options to purchase common stock	2,601	4,531	6,079	5,722	6,493

	17,574	28,181	42,418	41,026	51,881

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share have been computed to give effect to the conversion of the Company’s preferred stock (using the if converted method) into common stock as though the conversion had occurred on the original dates of issuance and adjustments to eliminate accretion to preferred stock and the expense that was recorded as the cumulative effect of the change in accounting principle and subsequent remeasurement to fair value of the preferred stock warrants.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

		Nine Months
	Years Ended	Ended
	December 31,	September 30,
	2005	2006

Numerator
Net loss attributable to common stockholders	$(17,964)	$(10,055)
Add: Accretion to preferred stock	63	56
Add: Cumulative effect of adoption of and change in value associated with preferred stock warrants	230	1,052

Pro forma net loss	(17,671)	(8,947)
Denominator
Weighted average common shares used to compute basic and diluted net loss per share	12,072	14,534
Pro forma adjustments to reflect assumed weighted effect of conversion of redeemable convertible preferred stock	33,019	43,732

Weighted average shares used to compute basic and diluted pro forma net loss per share	45,091	58,266

Pro forma net loss per share:
Basic and diluted	$(0.39)	$(0.15)

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, financial statements will reflect expected future tax consequences of these positions presuming the taxing authorities’ full knowledge of the position and all relevant facts. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt this provision in the first quarter of fiscal 2007 and is currently evaluating the impact of this provision on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of adopting SFAS No. 157 on the Company’s consolidated financial statements.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, or SAB No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company will be required to adopt the provisions of SAB No. 108 in its fiscal year 2006. The Company does not believe the adoption of SAB No. 108 will have a material impact on its consolidated financial position, results of operations or cash flows.

NOTE 3 – CHANGE IN ACCOUNTING POLICY

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 affirms that warrants of this type are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the freestanding warrants to purchase the Company’s convertible preferred stock are liabilities that must be recorded at fair value.

The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of July 1, 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $315, or $0.02 per share. There was $85 of income recorded in other income (expense), net to reflect the decrease in fair value between July 1, 2005 and December 31, 2005. In the nine months ended September 30, 2006, the Company recorded $1.1 million of additional expense in other income/(expense), net, to reflect the increase in fair value between January 1, 2006 and September 30, 2006.

These warrants are subject to revaluation at each balance sheet date, and any change in fair value will be recorded as a component of other income/(expense), net, until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will be reclassified to stockholders’ equity/(deficit).

The pro forma effect of the adoption of FSP 150-5 on the Company’s results of operations for 2004 and 2005, if applied retroactively as if FSP 150-5 had been adopted in those years, was not material.

NOTE 4 – ACQUISITIONS

Acquisition of Macrospace Limited

On December 15, 2004, the Company acquired the net assets of Macrospace in order to continue to develop and secure direct distribution relationships with the leading wireless carriers, to deepen and broaden its game library, to acquire access and rights to leading licenses and franchises (including original intellectual property), and to augment its internal production and publishing resources. These factors contributed to a purchase price in excess of the fair value of net tangible and intangible assets acquired, and, as a result, the Company recorded goodwill in connection with this transaction.

The Company purchased all of the issued and outstanding shares of Macrospace in exchange for the issuance of 8,199 shares of the Company’s common stock and $5,000 in cash. In conjunction with this transaction, the Company’s Board of Directors approved an increase in the number of authorized shares of the Company’s common stock to 51,000 shares.

The total purchase price consideration of approximately $21,111 consisted of the following: 8,199 shares of common stock of the Company (valued at $15,415 based on an independent valuation

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

of the Company’s common stock on that date using a weighted income and market comparable approach), $5,000 in cash and transaction costs of $630. The Company signed a loan agreement with Macrospace shareholders and agreed to pay $1,076 of the $5,000 cash consideration over the year ended December 31, 2005.

The Company’s consolidated financial statements include the results of operations of Macrospace since the date of acquisition. Under the purchase method of accounting, the Company allocated the total purchase price of $21,111 to the net tangible and intangible assets acquired and liabilities assumed based upon their respective estimated fair values as of the acquisition date as follows:

Assets acquired:
Cash	$401
Accounts receivable	2,196
Prepaid and other current assets	82
Property and equipment	275
Intangible assets (see Note 6)	7,547
Goodwill (see Note 6)	14,331

Total assets acquired	24,832
Liabilities assumed:
Accounts payable	(645)
Accrued liabilities	(717)

Total liabilities acquired	(1,362)
Long-term deferred income tax liability	(2,359)

Total liabilities	(3,721)

Net acquired assets	$21,111

The tangible assets acquired and the liabilities assumed were valued at their respective fair values at the acquisition date.

In the initial purchase price allocation, the Company allocated $9,200 to amortizable intangible assets. During the year ended December 31, 2005, the Company finalized its intangible asset valuation and preliminary purchase price allocation, resulting in a reduction of $1,653 in the value previously ascribed to intangible assets and a corresponding increase in goodwill. The Company is amortizing the amortizable intangible assets using a straight-line method over their estimated useful lives of one to six years (see Note 6). The Company allocated the residual value of $14,331 to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, goodwill will not be amortized but will be tested for impairment at least annually. Goodwill is not deductible for tax purposes.

Acquisition of iFone Holdings Limited

On March 29, 2006, the Company acquired the net assets of iFone in order to continue to deepen and broaden its game library, acquire access and rights to leading licenses and franchises and to augment its external production resources. These factors contributed to a purchase price in excess of the fair value of net tangible and intangible assets acquired, and, as a result, the Company recorded goodwill in connection with this transaction.

The Company purchased all of the issued and outstanding shares of iFone in exchange for the issuance of 10,268 shares of Special Junior Preferred Stock of the Company and $3,500 in cash. In

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

addition, subject to the completion of specified milestones, the Company committed to issue a total of 3,187 shares of Special Junior Preferred Stock of the Company and $4,500 in subordinated unsecured promissory notes to the iFone shareholders. In conjunction with this transaction, the Company’s Board of Directors approved an increase in the number of authorized shares of preferred stock of Glu to 51,094 shares. The milestones outlined in the purchase agreement for which contingent consideration was agreed to be issued were not achieved during the period to earn this additional consideration. As the milestone consideration was not earned, these amounts have not been reflected in these financial statements.

The total preliminary purchase price of approximately $23,502 consisted of the following: 10,268 shares of Special Junior Preferred Stock of the Company (valued at $19,098 based on an independent valuation of the preferred stock issued using a weighted income and market comparable approach), $3,500 of cash and transaction costs of $904.

The Company’s consolidated financial statements include the results of operations of iFone from the date of acquisition. Under the purchase method of accounting, the Company allocated the total preliminary purchase price of $23,502 to the net tangible and intangible assets acquired and liabilities assumed based upon their respective estimated fair values as of the acquisition date.

Assets acquired:
Accounts receivable	$2,518
Prepaid and other current assets	2,271
Property and equipment	89
Intangible assets (see Note 6):
Titles, content and technology	2,700
Carrier contracts and relationships	1,300
Existing license agreement	400
Trademarks	100
In-process research and development	1,500
Goodwill (see Note 6)	22,920

Total assets acquired	33,798
Liabilities assumed:
Accounts payable	(4,301)
Accrued liabilities	(4,815)
Restructuring liabilities	(1,180)

Total liabilities acquired	(10,296)

Net acquired assets	$23,502

Net liabilities assumed were valued at their determined fair values at the acquisition date.

The Company has recorded an estimate for costs to terminate certain activities associated with the iFone operations in accordance with the guidance of Emerging Issues Task Force Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. This restructuring accrual of $1,180 principally related to the termination of 41 iFone employees. At September 30, 2006, a total of $36 of restructuring liabilities related to iFone employees remained and is expected to be paid in the first quarter of 2007.

Of the total purchase price, $4,500 was allocated to amortizable intangible assets. The amortizable intangible assets are being amortized using a straight-line method over the respective estimated useful life of two to five years.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

In conjunction with the acquisition of iFone, the Company recorded a $1,500 expense for acquired in process research and development (“IPR&D”) during the first quarter of 2006 because feasibility of the acquired technology had not been established and no future alternative uses existed. The IPR&D expense is included in operating expenses in its consolidated statements of operation for the nine months ended September 30, 2006.

The IPR&D is related to the development of new game titles. The Company determined the value of acquired IPR&D using the discounted cash flow approach. The Company calculated the present value of the expected future cash flows attributable to the in-process technology using a 21% discount rate. This rate takes into account the percentage of completion of the development effort of approximately 20% and the risks associated with the Company’s developing this technology given changes in trends and technology in the industry. As of September 30, 2006, these acquired IPR&D projects were approximately 90% completed. Management expects that the remaining projects will be completed by the end of 2006 at costs similar to the original projections.

The Company based the valuation of identifiable intangible assets and IPR&D acquired on management’s estimates, currently available information and reasonable and supportable assumptions. The Company based the allocation of the purchase price on the fair value of these net assets acquired determined using the income and market valuation approaches.

The Company allocated the residual value of $22,920 to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, goodwill will not be amortized but will be tested for impairment at least annually. Goodwill is not deductible for tax purposes.

The purchase price allocation is preliminary and as such is subject to further revision as more detailed analysis is completed and additional information becomes available. Any change in the fair value of the net assets would change the amount of the purchase price allocated to goodwill.

The Company has included the results of operations of Macrospace and iFone in its consolidated financial statements subsequent to the dates of the respective acquisitions. The unaudited financial information in the table below summarizes the combined results of operations of the Company, Macrospace and iFone, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented:

	Year Ended		Nine Months Ended
	December 31,		September 30,
	2004	2005	2005	2006

Total pro forma revenues	$13,651	$33,686	$25,987	$34,285
Gross profit	10,559	18,754	16,598	22,481
Pro forma loss before effect of change in accounting principle	(6,782)	(19,737)	(12,598)	(14,418)
Pro forma net loss	(6,782)	(20,052)	(11,413)	(14,418)
Pro forma net loss per share — basic and diluted	(1.51)	(1.66)	(0.99)	(0.99)

The Company is presenting pro forma financial information for informational purposes only, and this information is not intended to be indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each of the periods presented. The pro forma financial information for each of the periods includes a charge of $1,500 for IPR&D since the above table assumes the acquisition occurred as of the beginning of each period.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

NOTE 5 – BALANCE SHEET COMPONENTS

Property and Equipment

	December 31,	December 31,	September 30,
	2004	2005	2006

Computer equipment	$503	$1,289	$1,561
Furniture and fixtures	260	1,205	1,239
Software	37	1,320	1,554
Leasehold improvements	25	113	253

	825	3,927	4,607
Less: Accumulated depreciation and amortization	(311)	(1,084)	(2,155)

	$514	$2,843	$2,452

Depreciation and amortization for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006 was $108, $141, $816, $507 (unaudited) and $1,096, respectively.

Accounts Receivable

	December 31,	December 31,	September 30,
	2004	2005	2006

Accounts receivable	$4,382	$7,604	$12,405
Less: Allowance for doubtful accounts	–	(207)	(416)

	$4,382	$7,397	$11,989

Accounts receivable includes amounts billed and unbilled as of the respective balance sheet dates. The Company had no significant write-offs or recoveries during the years ended December 31, 2003, 2004 and 2005 or during the nine months ended September 30, 2005 (unaudited) and 2006.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

The Company’s intangible assets were acquired in connection with the acquisitions of Macrospace and iFone. The carrying amounts and accumulated amortization expense of the acquired intangible assets at December 31, 2004 and 2005 and September 30, 2006 were as follows:

	Estimated		Accumulated	Balance at			Accumulated	Balance at			Accumulated	Balance at
	Useful	Acquisition	Amortization	December 31,	Acquisition		Amortization	December 31,	Acquisition		Amortization	September 30,
	Life	Amount	Expense	2004	Amount	Impairment	Expense	2005	Amount	Impairment	Expense	2006

Intangible assets amortized to cost of revenues:
Titles, context and technology	2.5 yrs	$2,600	$(43)	$2,557	$2,600	$(1,103)	$(1,082)	$415	$5,300	$(1,103)	$(1,966)	$2,231
Catalogs	1 yr	1,500	(63)	1,437	1,500	–	(1,500)	–	1,500	–	(1,500)	–
Provision X Technology	6 yrs	1,900	(13)	1,887	247	–	(179)	68	247	–	(189)	58
Carrier contract and related relationships	5 yrs	900	(7)	893	900	–	(188)	712	2,200	–	(453)	1,747
Licensed content	5 yrs	–	–	–	–	–	–	–	400	–	(40)	360
Trademarks	3 yrs	–	–	–	–	–	–	–	100	–	(25)	75

		6,900	(126)	6,774	5,247	(1,103)	(2,949)	1,195	9,747	(1,103)	(4,173)	4,471
Other intangible assets amortized to operating expenses:
Emux Technology	6 yrs	1,600	(11)	1,589	1,600	–	(277)	1,323	1,600	–	(478)	1,122
Noncompete agreement	2 yrs	700	(15)	685	700	–	(365)	335	700	–	(626)	74

		2,300	(26)	2,274	2,300	–	(642)	1,658	2,300	–	(1,104)	1,196

Total intangibles assets		$9,200	$(152)	$9,048	$7,547	$(1,103)	$(3,591)	$2,853	$12,047	$(1,103)	$(5,277)	$5,667

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

The Company has included amortization of acquired intangible assets directly attributable to revenue generating activities in cost of revenues. The Company has included amortization of acquired intangible assets not directly attributable to revenue generating activities in operating expenses. During the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2005 and September 30, 2006, the Company recorded amortization expense in the amounts of $126, $2,823, $2,202 (unaudited) and $1,224, respectively, in cost of revenues. During the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, the Company recorded amortization expense in the amounts of $26, $616, $463 (unaudited) and $476, respectively, in operating expenses. No amortization expense was recognized prior to the year ended December 31, 2004.

During the year ended December 31, 2005, the Company impaired certain titles, content and technology intangible assets as certain titles were discontinued or their current anticipated cash flows were significantly lower than the estimated cash flows used in the initial valuation. The Company used a discounted cash flow approach to determine the current fair value of these intangibles. The Company recorded a charge of $1,103 for the impairment during the nine months ended September 30, 2005 (unaudited) and the year ended December 31, 2005. No impairment was recorded during the years ended December 31, 2003 and 2004 or the nine months ended September 30, 2006.

As of September 30, 2006, the total expected future amortization related to intangible assets was as follows:

	Amortization	Amortization
	Included in	Included in	Total
	Cost of	Operating	Amortization
Period Ending December 31,	Revenues	Expenses	Expense

Remainder of 2006	$552	$140	$692
2007	2,072	266	2,338
2008	883	267	1,150
2009	526	267	793
2010	354	256	610
2011	84	–	84

	$4,471	$1,196	$5,667

At September 30, 2006, the Company performed its annual test for goodwill impairment as required by SFAS No. 142. The Company determined that it operates three reporting units for the purposes of SFAS No. 142. The Company attributes its goodwill to both its Americas and Europe, Middle East and Africa (“EMEA”) reporting units. The Company concluded that goodwill was not impaired since the fair value of its reporting units exceeded their respective carrying values, including goodwill. The primary methods used to determine the fair values for SFAS No. 142 impairment purposes were the discounted cash flow and market methods. The Company determined the assumptions supporting the discounted cash flow method, including the assumed 18% discount rate, using its best estimates as of the date of the impairment review.

The Company attributes all of the goodwill resulting from the Macrospace acquisition to its EMEA reporting unit. The goodwill resulting from the iFone acquisition is evenly attributed to the Americas and EMEA reporting units. The goodwill allocated to the Americas reporting unit is denominated in United States Dollars and the goodwill allocated to the EMEA reporting unit is denominated in pounds sterling. As a result, the goodwill attributed to the EMEA reporting unit is subject to foreign currency fluctuations. During the year ended December 31, 2005, goodwill decreased by $1,354 due to the

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

United States Dollar strengthening against the pounds sterling. During the nine months ended September 30, 2006, goodwill increased by $1,897 due to the United States Dollar weakening against the pounds sterling. Goodwill at December 31, 2004, 2005 and September 30, 2006 was $12,678, $12,467 and $37,284, respectively

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under noncancelable operating facility leases with various expiration dates through August 2008. Rent expense for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 was $200, $354, $1,236, $877 (unaudited) and $1,207, respectively. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid. The deferred rent balance was $0, $151 and $114 at December 31, 2004 and 2005 and September 30, 2006, respectively, included within other long-term liabilities.

At September 30, 2006, future minimum lease payments under noncancelable operating leases were as follows:

Minimum
Operating
Lease
Period Ending December 31,	Payments
Remainder of 2006	$452
2007	1,352
2008	337

$2,141

Capital Lease

The Company has one lease that it accounts for as a capital lease. It capitalized a total of $114 as computer equipment under this lease during the year ended December 31, 2005. The Company recorded no capital lease obligations prior to the year ended December 31, 2005 or during the nine months ended September 30, 2006. Accumulated depreciation associated with this capital lease was $10 and $32 at December 31, 2005 and September 30, 2006, respectively. The Company has a commitment to pay $19 and $31 under this lease during the three months ending December 31, 2006 and the year ending December 31, 2007, respectively.

Minimum Guaranteed Royalties

The Company has entered into license and development agreements with various owners of brands and other intellectual property so that it could develop and publish games for mobile handsets. Pursuant to some of these agreements, the Company is required to pay minimal royalties over the

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

term of the contracts regardless of actual game sales. Future minimum royalty payments for those agreements as of September 30, 2006 were as follows:

Minimum
Guaranteed
Period Ending December 31,	Royalties
Remainder of 2006	$581
2007	1,061
2008	525
2009	950
2010	575
2011 and thereafter	725

$4,417

Indemnification Arrangements

The Company has entered into agreements under which it indemnifies each of its officers and directors during his or her lifetime for certain events or occurrences while the officer or director is, or was serving at the Company’s request in that capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company had recorded no liabilities for these agreements as of December 31, 2004, 2005 and September 30, 2006.

In the ordinary course of its business, the Company includes standard indemnification provisions in most of its license agreements with carriers and other distributors. Pursuant to these provisions, the Company indemnifies these parties for losses suffered or incurred in connection with its games, including as a result of intellectual property infringement and viruses, worms and other malicious software. The term of these indemnity provisions is generally perpetual after execution of the corresponding license agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions is generally unlimited. The Company has never incurred costs to defend lawsuits or settle indemnified claims of these types. As a result, the Company believes the estimated fair value of these indemnity provisions is minimal. Accordingly, the Company had recorded no liabilities for these provisions as of December 31, 2004, 2005 and September 30, 2006.

Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company’s management does not believe that any of these matters, individually or in the aggregate, will have a materially adverse effect on the Company’s business, financial condition or results of operation and as such no amounts have been accrued for these exposures at September 30, 2006.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

NOTE 8 – DEBT

Loan Agreement

In May 2006, the Company entered into a loan agreement with a principal in the amount of $12,000. The loan carries an interest rate of 11%. The Company is obligated to pay only interest through December 31, 2006. Thereafter, the Company is obligated to pay 30 equal payments of principal and accrued interest until the entire principal is paid. If the Company elects to make any advance payments, they would be subject to a premium equal to 3% of the principal amount repaid unless the payments were made (1) in connection with an issuance of shares of stock that are publicly traded on a national market or exchange, (2) in connection with a change of control or (3) more than 18 months after the funding of the loan. The loan is collateralized by all of the assets of the Company, including intellectual property, and restricts the payment of any dividends prior to the effective date of the Company’s initial public offering. As of September 30, 2006, the future minimum loan payments were as follows:

Minimum
Loan
Period Ending December 31,	Payments
Remainder of 2006	$330
2007	5,462
2008	5,462
2009	2,731

13,985
Less amounts representing interest, including debt discount	2,512

11,473
Less current portion of long-term debt	3,142

Long-term debt, net of current portion	$8,331

In conjunction with this loan agreement, the Company issued to entities affiliated with the lender warrants to purchase 319 shares of Series D Preferred Stock with an exercise price of $3.01 per share. These warrants have a contractual life of seven years (see Note 11).

The table above does not include $84 of other current debt.

NOTE 9 – STOCKHOLDERS’ EQUITY/(DEFICIT)

Common Stock

The Company’s Articles of Incorporation were amended in 2006 to increase the number of authorized shares of the Company’s no par value common stock to 100,000 shares.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

As of September 30, 2006, the Company’s common stock reserved for future issuances included the following:

Redeemable convertible preferred stock	51,094
Options to purchase common stock	10,271
Warrants to purchase redeemable convertible preferred stock	687

62,052

Early Exercise of Employee Options

Stock options granted under the Company’s stock option plan provide certain employee option holders the right to elect to exercise unvested options in exchange for shares of restricted common stock. Unvested shares, in the amounts of 705, 485 and 367 at December 31, 2004 and 2005 and September 30, 2006, respectively, were subject to a repurchase right held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. For exercises of employee options, this right generally lapses as to 25% of the shares subject to the option on the first anniversary of the vesting start date and as to 1/48th of the shares monthly thereafter. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. The restricted shares issued upon early exercise of stock options are legally issued and outstanding and have been reflected in stockholders’ equity/(deficit). The Company treats cash received from employees for exercise of unvested options as a refundable deposit shown as a liability in its consolidated financial statements. As of December 31, 2004 and 2005 and September 30, 2006, the Company included cash received for early exercise of options of $173, $121 and $102, respectively, in accrued liabilities. Amounts from accrued liabilities are recorded into common stock and additional paid-in capital as the shares vest.

Warrant to Purchase Common Stock

In connection with the issuance of its Series A Preferred Stock, the Company issued warrants to purchase 60 shares of common stock. These warrants had an exercise price of $0.12 per share and an expiration date of December 31, 2007. During the nine months ended September 30, 2006, these warrants were exercised for gross proceeds of $7. As of September 30, 2006, no warrants to purchase common stock remained outstanding.

NOTE 10 – REDEEMABLE CONVERTIBLE PREFERRED STOCK

In December 2001, the Company issued 6,940 shares of Series A Preferred Stock at $0.616 per share for a total purchase price of $4,275.

In April 2003, the Company authorized the issuance of 8,962 shares of Series B Preferred Stock and issued 5,098 shares of Series B Preferred Stock at $0.64 per share for a total purchase price of $3,263, which included the conversion of the principal and interest from a convertible promissory notes payable issued in March 2003. Shortly thereafter, the Company issued another 2,447 shares of Series B Preferred Stock at $0.64 per share for a total purchase price of $1,566. In June 2003, the Company issued 1,049 shares of Series B Preferred Stock at $0.64 per share for a total purchase price of $671.

In June and August 2004, the Company issued 12,046 share of Series C Preferred Stock at $1.6603 per share for a total purchase price of $20,000.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

In April and July 2005, the Company issued 6,645 and 56 shares, respectively, of Series D Preferred Stock at $3.01 per share for a total purchase price of $20,172. In addition, the lead investor in this financing purchased 249 shares of common stock at $1.00 per share, for a total purchase price of $249.

In July 2005, the Company issued 2,491 shares of Series D-1 Preferred Stock at $3.01 per share for a total purchase price of $7,500.

In March 2006, the Company issued 10,268 shares of Special Junior Preferred Stock at $1.86 per share as part of the iFone acquisition (see Note 4).

Redeemable convertible preferred stock outstanding consists of the following:

	December 31,	December 31,	September 30,
	2004	2005	2006

Mandatorily redeemable convertible preferred stock:
Series A: 6,940 shares authorized; 6,940 shares issued and outstanding; $4,275 liquidation preference	$4,826	$4,406	$4,412
Series B: 8,962 shares authorized; 8,594 shares issued and outstanding; $5,500 liquidation preference	5,997	5,391	5,400
Series C: 12,046 shares authorized; 12,046 shares issued and outstanding; $20,000 liquidation preference	20,672	19,919	19,933
Series D: 7,200 shares authorized; 6,701 shares issued and outstanding; $20,172 liquidation preference	—	20,053	20,071
Series D-1: 2,491 shares authorized; 2,491 shares issued and outstanding; $7,500 liquidation preference	—	7,421	7,430

Total mandatorily redeemable convertible preferred stock	$31,495	$57,190	$57,246

Special junior redeemable convertible preferred stock	$—	$—	$19,098

The Special Junior Preferred Stock is classified as redeemable due to the deemed liquidation provision in the instrument.

Rights and preferences of the redeemable convertible preferred stock include:

Voting Rights

Holders of shares of the Series A Preferred Stock, voting together as a separate series, elect two members of the Company’s Board of Directors, holders of shares of the Series B Preferred Stock, voting together as a separate series, elect one member of the Company’s Board of Directors, holders of shares of the Series C Preferred Stock, voting together as a separate series, elect one member of the Company’s Board of Directors, holders of shares of the Series D Preferred Stock and Series D-1

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

Preferred Stock, voting together as a separate series, elect two members of the Company’s Board of Directors, holders of shares of the Special Junior Preferred Stock, voting together as a separate class, elect one director, and holders of shares of common stock and preferred stock (on an as-if converted to common stock basis), voting together as a single class, elect the remaining members of the Company’s Board of Directors.

Dividend Rights

The holders of Series D Preferred Stock and Series D-1 Preferred Stock are entitled to receive, on a pro rata basis, out of any funds legally available, noncumulative dividends at a rate per share equal to 8% of the original issuance price, when and if declared by the Company’s Board of Directors. Subject to the payment of the dividends described above, the holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are entitled to receive, on a pro rata basis, out of any funds legally available, noncumulative dividends at a rate per share equal to 8% of the original issuance price, when and if declared by the Company’s Board of Directors. Any additional dividends or distributions would be distributed among all holders of common stock and all holders of preferred stock in proportion to the number of shares of common stock held on an as-if converted basis.

Liquidation Preferences

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series D and D-1 Preferred Stock are entitled to receive an amount of cash equal to their original purchase price of $3.01 per share plus all declared by unpaid dividends before any amount is paid with respect to any other series of preferred stock or common stock. If the amounts available for distribution are not sufficient to pay the full amount, then all assets of the Company legally available for distribution will be distributed to the holders of Series D and D-1 Preferred Stock on a proportionate basis. After payment in full of the liquidation preference amount of the Series D and D-1 Preferred Stock, the holders of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are entitled to liquidation preferences equal to their original issue prices of $0.616, $0.64 and $1.66 per share, respectively, plus any declared but unpaid dividends. If the amounts available for distribution are not sufficient to pay the full amount, then any remaining assets of the Company legally available for distribution will be distributed to the holders of Series A, B and C Preferred Stock on a proportionate basis. After the above payments are made in full, the holders of Special Junior Preferred Stock are entitled to a liquidation preference equal to $0.95272 per share. Upon full payment of the liquidation preference amounts of all preferred stock, any remaining assets of the Company legally available for distribution will be distributed to the holders of common stock and preferred stock pro rata based on the number of shares on an “as-if converted” basis.

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D and D-1 Preferred Stock and Special Junior Preferred Stock is convertible, at the option of the holder, by dividing their original issuance prices of $0.616, $0.64, $1.66, $3.01 and $1.75, respectively, by the conversion price at the conversion date. Each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D and D-1 Preferred Stock and Special Junior Preferred Stock automatically converts into the number of shares of common stock into which these shares are convertible at the then-effective conversion ratio upon: (i) the closing of a public offering of common stock at a per share price of at least $4.98 (as adjusted for recapitalizations, stock

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

combinations, stock dividends, stock splits and the like) and for an aggregate offering price of at least $50.0 million or (ii) the written consent of the then-outstanding shares of Series A Preferred Stock, the holders of at least 66 2/3% of the then-outstanding Series B Preferred Stock, the holders of at least a majority of the then-outstanding shares of Series C Preferred Stock, each voting as a separate series, and the holders of at least 72% of the then-outstanding shares of Series D and Series D-1 Preferred Stock, voting together as a single series.

Redemption Rights

Any time after May 2010, the holders of more than 50% of the then-outstanding Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock, voting as a single class, may upon written request require that the Company redeem all or a portion of the shares of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock. If the respective Preferred Stock remains outstanding until the redemption date (May 2010), the estimated minimum redemption value will be $57,447. The redemption amount is to be paid in cash in two equal installments — to the holders of Series A Preferred Stock, an amount per share equal to $0.616 plus all declared but unpaid dividends; to the holders of Series B Preferred Stock, an amount per share equal to $0.64 plus all declared but unpaid dividends; to the holders of Series C Preferred Stock, an amount per share equal to $1.66 plus all declared but unpaid dividends; to the holders of Series D Preferred Stock, an amount per share equal to $3.01 plus all declared but unpaid dividends; and to the holders of Series D-1 Preferred Stock, an amount per share equal to $3.01 plus all declared but unpaid dividends. The second installment payment would occur on the first anniversary of the first redemption payment. Any redemption of preferred stock must be made on a proportionate basis among the holders of the Series A Preferred Stock, the holders of the Series B Preferred Stock, the holders of Series C Preferred Stock, the holders of Series D Preferred Stock and the holders of Series D-1 Preferred Stock, in proportion to the number of shares of that series proposed to be redeemed by those holders. The Special Junior Preferred Stock is not redeemable.

For the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, the Company recorded cumulative charges to additional paid-in capital of $533, $1,351, $63 and $56, respectively, related to the accretion of the preferred stock to its redemption value.

As a requirement of the issuance of the Series D Preferred Stock in April and July 2005 and Series D-1 Preferred Stock in July 2005, the Company amended its Articles of Incorporation. This amendment modified certain of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The most significant amendments included removing the cumulative dividend rights upon redemption of these series of preferred stock. As this modification was made concurrently with the sale of the new preferred stock, the Company considered this modification and determined that it involved only the different classes of preferred stockholders. As a result, the Company recorded a capital contribution in the amount of the historical accretion recorded in respect of the cumulative dividend rights that were removed as part of the modification.

At September 30, 2006, the Company had reserved 6,940 shares of common stock for the conversion of Series A Preferred Stock, 8,962 shares of common stock for the conversion of Series B Preferred Stock, 12,046 shares of common stock for the conversion of Series C Preferred Stock, 7,200 shares of common stock for the conversion of Series D Preferred Stock and 2,491 shares of common stock for the conversion of Series D-1 Preferred Stock.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

NOTE 11 – WARRANTS FOR PREFERRED STOCK

In March 2003, the Company issued warrants to purchase 212 shares of Series B Preferred Stock in conjunction with the issuance of the convertible notes payable. The warrants have an exercise price of $0.64 and a term of five years. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 90%, term of five years, risk-free interest rate of 2.6% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $61 as a discount to the carrying value of the convertible notes. These warrants were outstanding at September 30, 2006.

In March 2004, the Company issued warrants to purchase 156 shares of common stock in conjunction with obtaining a line of credit. In June 2004, the warrants to purchase common stock were converted to warrants to purchase 156 shares of Series B Preferred Stock. The warrants have an exercise price of $0.64 and a five year term. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 90%, term of five years, risk-free interest rate of 3.1% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $83 as a short-term asset, of which $63 was amortized to interest expense in 2004 and the remainder was amortized in 2005. These warrants were outstanding at September 30, 2006.

In May 2006, the Company issued warrants to purchase 319 shares of Series D Preferred Stock in conjunction with the loan agreement. The warrants have an exercise price of $3.01 and a term of seven years. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 73%, term of seven years, risk-free interest rate of 5.1% and dividend yield of 0%. The Company recorded the fair value of the warrants of $607 as a discount to the carrying value of the loan. These warrants were outstanding at September 30, 2006.

Warrants outstanding at September 30, 2006 were as follows:

				Number
				of Shares	Fair Value
		Convertible		Outstanding	at
	Term	Preferred	Exercise	Under	September 30,
Issue Date	(Years)	Stock	Price	Warrant	2006

March 2003	5	Series B	$0.64	212	$647
March 2004	5	Series B	0.64	156	481
May 2006	7	Series D	3.01	319	906

				687	$2,034

As discussed in Note 3, in 2005 the Company reclassified all of its freestanding preferred stock warrants as a liability and began adjusting the warrants to their respective fair values at each reporting period.

NOTE 12 — STOCK OPTION PLAN

In December 2001, the Company adopted the 2001 Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees, directors, consultants, independent contractors and advisors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees, directors, consultants, independent contractors and advisors. As of September 30, 2006, the Company had authorized 13,495 shares of common stock for issuance under the Plan.

The Company may grant options under the Plan at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by its Board of Directors, provided, however, that (i) the exercise price of an ISO or NSO may not be less than 100% or 85%, respectively, of the estimated fair value of the underlying shares of common stock on the grant date, and (ii) the exercise price of an ISO or NSO granted to a 10% stockholder may not be less than 110% of the estimated fair value of the shares on the grant date.

Generally, options granted under the Plan are exercisable for a period of five or ten years after the date of grant, and the shares of common stock subject to the option vest at a rate of 1/4 of the shares on the first anniversary of the grant date of the option and an additional 1/48 of the shares upon completion of each succeeding full month of continuous employment thereafter. The Board of Directors may terminate the Plan at any time at its discretion.

In December 2004, the Company’s Board of Directors elected to allow the Company’s officers (vice president and above) to exercise their options to purchase unvested shares of common stock (i.e., “early exercise”). If an employee terminates his or her employment with the Company, the Company would have the right to repurchase the then-unvested stock at the original issuance price. Prior to termination, the stock would continue to vest as set forth in the employee’s original stock option agreement.

The Company may repurchase shares of common stock subject to the right of repurchase by providing written notice to the stockholder within 90 days of the stockholder’s termination. The repurchase price is equal to the original exercise price per share. If a stockholder is terminated without cause or resigns for good reason, none of the shares would be subject to repurchase. Cause and good reason are each defined in the stock restriction agreements entered into by the Company and each of the stockholders.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

The following table summarizes activity under the Plan:

		Options Outstanding
			Weighted
			Average
	Shares	Number of	Exercise
	Available	Shares	Price

Balances at December 31, 2002	752	1,748	$0.06
Increase in authorized shares	3,245	–
Options granted	(2,799)	2,799	0.06
Options canceled	815	(815)	0.06
Options exercised	–	(45)	0.06

Balances at December 31, 2003	2,013	3,687	0.06
Increase in authorized shares	1,500	–
Options granted	(3,499)	3,499	0.21
Options canceled	663	(663)	0.06
Options exercised	–	(1,469)	0.15

Balances at December 31, 2004	677	5,054	0.14
Increase in authorized shares	3,250	–
Options granted	(4,192)	4,192	1.31
Options canceled	1,683	(1,683)	0.98
Options exercised	–	(884)	0.08

Balances at December 31, 2005	1,418	6,679	0.67
Increase in authorized shares	3,000	–
Options granted	(4,109)	4,109	2.22
Options canceled	1,827	(1,827)	1.03
Options exercised	–	(826)	0.17

Balances at September 30, 2006	2,136	8,135	1.45

At September 30, 2006, the options outstanding and currently exercisable by exercise price were as follows:

	Options Outstanding				Options Exercisable
		Weighted				Weighted
		Average				Average
		Remaining	Weighted			Remaining	Weighted
Range of		Contractual	Average	Aggregate		Contractual	Average	Aggregate
Exercise	Number	Life	Exercise	Intrinsic	Number	Life	Exercise	Intrinsic
Prices	Outstanding	(in Years)	Price	Value	Exercisable	(in Years)	Price	Value

$0.06 - $0.06	831	1.74	$0.06	$2,868	280	1.36	$0.06	$965
$0.07 - $0.25	1,584	2.80	0.19	5,256	875	2.76	0.18	2,912
$0.26 - $1.19	984	7.69	1.01	2,518	151	5.35	0.76	416
$1.20 - $1.30	1,722	9.81	1.30	3,807	104	9.80	1.30	230
$1.50 - $1.60	1,210	4.22	1.53	2,397	454	4.35	1.53	900
$3.51 - $3.51	1,804	9.94	3.51	–	–	–	–	–

$0.06 - $3.51	8,135	6.56	1.45	$16,846	1,864	3.54	0.60	$5,423

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

The Company has computed the aggregate intrinsic value amounts disclosed in the above table based on the difference between the original exercise price of the options and management’s estimate of the deemed fair value of the Company’s common stock of $3.51 at September 30, 2006. The aggregate intrinsic value of awards exercised during the nine months ended September 30, 2006 was $85.

Included in the above table are non-employee stock options granted in the year ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 for 49, 344, 4 and 2 shares of common stock, respectively. The Company had non-employee stock options outstanding of 59, 338, 34 and 2 shares of common stock at weighted average exercise prices of $0.06, $0.10, $0.06 and $1.30 at December 31, 2003, 2004, 2005 and September 30, 2006, respectively. The non-employee options outstanding had an exercise price of $1.30, a remaining contractual term of 9.80 years and no intrinsic value at September 30, 2006.

Prior to the Adoption of SFAS No. 123(R)

Prior to the adoption of SFAS No. 123(R), the Company applied SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which allowed companies to apply the accounting rules under APB No. 25, and related interpretations.

Stock-based compensation expense, under APB No. 25, is recognized for employee stock option grants in those instances in which the fair value of the underlying common stock is greater than the exercise price of the stock options at the date of grant. The Company recorded deferred stock-based compensation related to employees of $2,596 and $1,129 for stock options granted in the years ended December 31, 2004 and 2005, respectively. Stock-based compensation of $0, $288, $1,487, $994 (unaudited) and $713 was expensed during the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, respectively, using an accelerated basis over the vesting period of the individual options, in accordance with FIN 28.

During the years ended December 31, 2004 and 2005, the Company issued stock options to certain employees with exercise prices below the fair market value of the Company’s common stock at the date of grant, determined with hindsight. The Company retrospectively estimated the fair value of its common stock based upon several factors, including its operating and financial performance, progress and milestones attained in its business, past sales of convertible preferred stock, the results of retrospective independent valuations, and the expected valuation that the Company would obtain in an initial public offering. The retrospective independent valuations utilized the probability-weighted expected return and the option pricing valuation methodologies. The Company has reviewed these key factors and events between each date and has determined that the combination of these factors and events reflect a true measurement of the Company’s fair value over an extended period of time and believes that the fair value of its common stock is appropriately reflected in the chart below.

In June 2006, the Company offered to the employees who were granted options from January 2005 to March 2005 the ability to amend the terms of their options to increase the exercise prices in order to help them avoid potential adverse personal income tax consequences. The Company repriced certain stock option awards granted to 15 of its employees in the first quarter of 2005. Under the terms of this repricing, no terms of the original option grants were changed other than the exercise price and the term, which was extended from the fifth anniversary to the tenth anniversary of the grant date. The Company repriced 87 vested options and 729 unvested options having a weighted average original exercise price of $0.78 and $0.76, respectively. Such options were repriced at a new exercise price of $1.30 per share. The Company has accounted for the repricing as a modification under

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

SFAS No. 123R and recorded any net incremental fair value related to vested awards as compensation expense on the date of modification. In accordance with SFAS No. 123R, the Company will record the incremental fair value related to the unvested awards, together with unamortized stock-based compensation expense associated with the unvested awards, as determined under APB No. 25 over the remaining requisite service period of the option holders. In connection with the repricing, the Company recorded stock compensation expense of $59 in the nine months ended September 30, 2006. Total incremental compensation cost resulting from the modification was $150.

In connection with the repricing of stock options during 2006, the Company followed the provisions of SFAS No. 123R and eliminated its remaining deferred stock-based compensation related to modified stock options. Stock compensation charges for the modified options will be recorded in accordance with SFAS No. 123R.

The Company granted certain options to employees with exercise prices below the estimated fair value of common stock, determined with hindsight, on the date of the grant. The following table summarizes information with respect to all stock option grants since April 2004:

	Number
	of	Per Share	Per Share	Per Share
	Shares	Exercise	Deemed	Intrinsic
Grant Date	Granted	Price	Fair Value	Value

April 26, 2004	250	$0.10	$0.16	$0.06
May 6, 2004	209	0.10	0.22	0.12
June 30, 2004	345	0.25	0.39	0.14
July 28, 2004	36	0.25	0.53	0.28
September 8, 2004	196	0.25	1.05	0.80
November 3, 2004	1,566	0.25	1.58	1.33
December 8, 2004	170	0.50	1.88	1.38
January 26, 2005	193	0.50	1.88	1.38
January 27, 2005	223	0.75	1.88	1.13
March 1, 2005	550	0.75	1.88	1.13
March 18, 2005	106	1.00	1.88	0.88
April 28, 2005	970	1.50	1.49	–
June 22, 2005	14	1.50	1.47	–
July 27, 2005	517	1.60	1.24	–
September 12, 2005	972	1.60	1.24	–
September 15, 2005	253	1.60	1.24	–
December 15, 2005	394	1.18	1.03	–
February 2, 2006	190	1.19	1.09	–
March 9, 2006	373	1.19	1.09	–
July 20, 2006	1,742	1.30	1.25	–
September 7, 2006	1,804	3.51	3.51	–

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

Stock-based compensation expense recorded under APB No. 25 and SFAS No. 123 for periods prior to the adoption of SFAS No. 123R is allocated as follows:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005
				(unaudited)

Research and development	$–	$28	$158	$154
Sales and marketing	–	59	132	107
General and administrative	32	454	987	733

The Company estimates the fair value of each option granted on the date of grant, based on the minimum value method, using the Black-Scholes option valuation model with the following weighted-average assumptions:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005
				(unaudited)

Dividend yield	0%	0%	0%	0%
Risk-free interest rate	2.56%	2.97%	3.94%	3.89%
Expected term	4.56 years	3.51 years	3.64 years	3.60 years

The weighted average grant date fair value per share, based on the minimum value method, of options granted during the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 was $0.01, $0.82, $0.35 and $0.39 (unaudited), respectively.

The weighted average fair value per share, based on the minimum value method, of options granted during the years ended December 31, 2004 and 2005 with exercise prices less than the estimated fair value of the stock at the date of grant was $0.95 and $1.24, respectively. The weighted average fair value of options granted during the year ended December 31, 2005 with exercise prices greater than the estimated fair value of the stock at the date of grant was $0.06.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

Adoption of SFAS No. 123R

The Company adopted SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the Company estimated the fair value of each option award on the grant date using the Black-Scholes option valuation model and the weighted average assumptions noted in the following table.

Nine Months
September 30,
2006

Dividend yield	0%
Risk-free interest rate	4.78%
Expected term (years)	6.08
Expected volatility	75%

The Company based expected volatility on the historical volatility of a peer group of publicly traded entities. The expected term of options gave consideration to early exercises, post-vesting cancellations and the options’ contractual term, which was extended for all options granted subsequent to September 12, 2005 from five to ten years. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the date of grant.

SFAS No. 123R requires nonpublic companies that used the minimum value method under SFAS No. 123 to apply the prospective transition method of SFAS No. 123R. Prior to adoption of SFAS No. 123R, the Company used the minimum value method and it therefore has not restated its financial results for prior periods. Under the prospective method, stock-based compensation expense for the nine months ended September 30, 2006 includes compensation expense for (i) all new stock-based compensation awards granted after January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R, (ii) unmodified awards granted prior to, but not vested as of December 31, 2005 continuing to be accounted for under APB No. 25 and (iii) awards outstanding as of December 31, 2005 that were modified after the adoption of SFAS No. 123R.

The Company calculated employee stock-based compensation expense recognized in the nine months ended September 30, 2006 based on awards ultimately expected to vest and reduced it for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes the consolidated stock-based compensation expense by line items in the consolidated statement of operations:

Nine Months
Ended
September 30,
2006

Research and development	$100
Sales and marketing	131
General and administrative	735

Total stock-based compensation expense	$966

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

Consolidated net cash proceeds from option exercises were $141 for the nine months ended September 30, 2006. The Company realized no income tax benefit from stock option exercises during the nine months ended September 30, 2006. As required, the Company presents excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s net loss for the nine months ended September 30, 2006, was higher by $244, net of tax effect, than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per share for the nine months ended September 30, 2006 would have been $0.02 lower than if the Company had not adopted SFAS No. 123R. At September 30, 2006, the Company had $3,993 of total unrecognized compensation expense under SFAS No. 123R, net of estimated forfeitures, related to stock option plans that will be recognized over a weighted-average period of 1.77 years.

During 2006, the Company modified four additional option agreements, including grants made to two members of the Company’s Board of Directors. The modifications included the repricing of one option for 150 shares of common stock from $1.60 per share to $1.19 per share and accelerating the vesting of three other grants totaling 63 shares of common stock. The Company recorded a charge of $2 in connection with these modifications for the nine months ended September 30, 2006. Total incremental compensation costs resulting from the modifications were $9.

Non-employee Stock Options

During the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, the Company granted options to purchase 344, 4 and 2, shares of common stock, respectively, to non-employees at exercise prices ranging from $0.10 to $1.50 and with contractual terms generally of five years. The Company determined estimated fair value on the grant date using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 3.77% to 4.73% and contractual lives of 5 to 10 years. The Company accounts for stock options, which vest over the service period, using the variable accounting model and re-measures them each accounting period. Compensation expense related to options granted to consultants was $253 during the year ended December 31, 2004 and $4 for the nine months ended September 30, 2006. During the year ended December 31, 2005, the Company cancelled options issued to consultants in prior years. As these options were not vested at the time of cancellation, the Company reversed the expense recognized in previous years totaling $227 relating to the unvested portion of these options. Net compensation expense related to options granted to consultants during the year ended December 31, 2005 was ($210).

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

NOTE 13 – INCOME TAXES

The components of loss before income taxes and cumulative effect of change in accounting principle by tax jurisdiction were as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

United States	$(3,848)	$(7,997)	$(12,197)	$(8,615)	$(4,455)
Foreign	—	(426)	(7,010)	(3,361)	(5,107)

Loss before income taxes and cumulative effect of change in accounting principle	$(3,848)	$(8,423)	$(19,207)	$(11,976)	$(9,562)

The components of income tax benefit/(provision) were as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Current:
Federal	$–	$–	$–	$–	$–
State	–	(1)	(1)	(1)	(1)
Foreign	–	–	(241)	(88)	(436)

	–	(1)	(242)	(89)	(437)

Deferred:
Federal	–	–	–	–	–
State	–	–	–	–	–
Foreign	–	102	1,863	1,032	–

	–	102	1,863	1,032	–

Total:
Federal	–	–	–	–	–
State	–	(1)	(1)	(1)	(1)
Foreign	–	102	1,622	944	(436)

	$–	$101	$1,621	$943	$(437)

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

The difference between the actual rate and the federal statutory rate was as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Tax at federal statutory rate	34.0%	34.0%	34.0%	34.0%	34.0%
State tax, net of federal benefit	5.8	5.2	3.7	4.2	2.4
Foreign rate differential	–	(0.2)	(1.7)	(1.2)	(1.4)
Research and development credit	1.1	2.0	1.9	2.3	0.9
Acquired in-process research and development	–	–	–	–	(5.3)
Withholding taxes	–	–	(0.9)	(0.7)	(3.9)
Other	(0.8)	(1.4)	(1.8)	(2.3)	(2.0)
Valuation allowance	(40.1)	(38.4)	(26.8)	(28.4)	(29.3)

Effective tax rate	0.0%	1.2%	8.4%	7.9%	(4.6)%

Deferred tax assets and liabilities consist of the following:

	December 31, 2004			December 31, 2005			September 30, 2006
	US	Foreign	Total	US	Foreign	Total	US	Foreign	Total

Deferred tax assets:
Fixed assets	$29	$–	$29	$85	$–	$85	$144	$69	$213
Net operating loss carryforwards	5,111	355	5,466	9,127	1,083	10,210	11,356	3,042	14,398
Accruals, reserves and other	675	–	675	1,031	–	1,031	349	56	405
Stock-based compensation	116	–	116	246	–	246	279	–	279
Research and development credits	325	–	325	690	–	690	779	–	779

Total deferred assets	6,256	355	6,611	11,179	1,083	12,262	12,907	3,167	16,074

Deferred tax liabilities:
Macrospace and iFone intangible assets	–	(2,714)	(2,714)	–	(856)	(856)	–	(1,700)	(1,700)
Other	–	–	–	–	–	–	(26)	(74)	(100)

Net deferred tax assets	6,256	(2,359)	3,897	11,179	227	11,406	12,881	1,393	14,274
Less valuation allowance	(6,256)	–	(6,256)	(11,179)	(227)	(11,406)	(12,881)	(1,393)	(14,274)

Net deferred tax liability	$–	$(2,359)	$(2,359)	$–	$–	$–	$–	$–	$–

The Company has not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries that have been considered to be reinvested indefinitely.

In accordance with SFAS No. 109 and based on all available evidence on a jurisdictional basis, the Company believes that, it is more likely than not that its deferred tax assets will not be utilized, and has recorded a full valuation allowance against the net deferred tax asset.

At September 30, 2006, the Company had net operating loss carryforwards of approximately $28,498 and $28,571 for federal and state tax purposes, respectively. These carryforwards will expire from 2011 to 2025. In addition, the Company had research and development tax credit carryforwards of approximately $400 for federal income tax purposes and $573 for California tax purposes. The research and development tax credit carryforwards will begin to expire in 2021. The California state

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

research credit will carry forward indefinitely. In addition, at September 30, 2006, the Company had net operating loss carryforwards of approximately $10,140 for United Kingdom tax purposes.

The Company’s ability to use its net operating loss carryforwards and federal and state tax credit carryforwards to offset future taxable income and future taxes, respectively, may be subject to restrictions attributable to equity transactions that result in changes in ownership as defined by Internal Revenue Code Section 382.

NOTE 14 – SEGMENT REPORTING

Statement of Financial Accounting Statements No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information on a geographic basis, however these aggregate into one operating segment for purposes of allocating resources and evaluating financial performance. Accordingly, the Company reports as a single operating segment — mobile games. It attributes revenues to geographic areas based on the country in which the carrier’s operations are located.

The Company generates its revenues in the following geographic regions:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

United States of America	$1,790	$6,606	$14,917	$10,848	$17,651
United Kingdom	–	68	3,115	2,746	2,769
Americas, excluding the USA	–	139	987	669	1,663
EMEA, excluding the United Kingdom	–	209	5,542	3,826	8,044
Other	–	–	1,090	782	1,736

	$1,790	$7,022	$25,651	$18,871	$31,863

The company attributes its long-lived assets, which primarily consist of property and equipment, to a country primarily based on the physical location of the assets. Property and equipment, net of accumulated depreciation and amortization, summarized by geographic location was as follows:

			Nine Months
			Ended
	Year Ended December 31,		September
	2004	2005	2006

Americas	$244	$2,311	$1,943
EMEA	270	395	388
Other	–	137	121

	$514	$2,843	$2,452

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

NOTE 15 – RESTRUCTURING

During December 2005, the Company undertook restructuring activities to reduce operating expenses. The Company eliminated 27 positions, of which 17 were in research and development, 4 in sales and marketing and 6 in general and administrative. A restructuring charge of $450 was recorded in December 2005, including $225 in the United States and $225 in Europe. Of these costs, a total of $177 was paid in December 2005 and the remainder was paid in the first quarter of 2006. No restructuring took place in 2003 and 2004 or during the nine months ended September 30, 2005 (unaudited) or 2006.

NOTE 16 – EMPLOYEE BENEFIT PLAN

The Company sponsors a Simple IRA covering all United States employees. The Company’s management team determines contributions to be made by the Company annually. Employer matching contributions under this plan amounted to $19, $30 and $104 for the years ended December 31, 2003, 2004 and 2005, respectively, and $40 (unaudited) and $0 during the nine months ended September 30, 2005 and 2006, respectively.

NOTE 17 – RELATED PARTY TRANSACTIONS

The Company developed certain games in the ordinary course of business utilizing licenses obtained from entities affiliated with Time Warner Inc., a media company. An executive of another affiliate of Time Warner is a member of the Company’s Board of Directors. Total royalty expense for these games for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 was $0, $31, $1,082, $732 (unaudited) and $841, respectively. Total royalties payable at December 31, 2004 and 2005 were $410 and $1,239, respectively. Total royalties payable at September 30, 2006 were $796.

NOTE 18 – SUBSEQUENT EVENTS

On December 18, 2006, the Company’s Board of Directors and preferred stockholders approved an amendment to the Restated Articles of Incorporation to reduce the price at which shares of the Company’s redeemable convertible preferred stock convert automatically into common stock upon completion of an underwritten public offering from $4.98 per share to $4.50 per share.

On December 13, 2006, the Company’s Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock and a reincorporation into Delaware prior to the consummation of the offering.

NOTE 19 – SUBSEQUENT EVENTS (UNAUDITED)

In February 2007, the Company entered into an agreement to secure a revolving line of credit that allows the Company to borrow up to $8,000. The facility is restricted to 80% of the Company’s eligible domestic accounts receivable. The line carries an interest rate equal to the prime rate plus 1% and matures in 24 months. Payments on any borrowings would be interest only with any remaining borrowings due at maturity. The line is collateralized by all of the assets of the Company, including intellectual property. The Company is required to maintain a minimum tangible net worth of $3,000. Also, if the Company’s net cash balance, excluding any borrowings under this line of credit, declines below $3,500, then the Company’s accounts receivable must be collected by means of a lock box, the interest rate on any borrowings would be increased to the prime rate plus 2% and the Company would have to pay a one-time fee to the lender of $50. To date, there have been no borrowings under this facility.

GLU MOBILE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(in thousands, except per share data)

In January 2007, the Company’s Board of Directors approved the 2007 Equity Incentive Plan, which will become effective upon completion of the Company’s initial public offering. The Board of Directors delegated to its compensation committee the authority to fix the number of shares reserved for grant and issuance under the plan. The number of shares available for grant and issuance under the plan will be increased on January 1 of each of 2008 through 2011, by the lesser of (i) 3% of the number of shares of the Company’s common stock issued and outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares determined by the Board of Directors.

In January 2007, the Company’s Board of Directors approved the 2007 Employee Stock Purchase Plan, which will become effective upon completion of the Company’s initial public offering. The Board of Directors delegated to its compensation committee the authority to fix the number of shares reserved for issuance under the plan. On each January 1 for the first eight calendar years after the first offering date, the aggregate number of shares of the Company’s common stock reserved for issuance under the plan will be increased automatically by the number of shares equal to 1% of the total number of outstanding shares of the Company’s common stock on the immediately preceding December 31, provided that the Board of Directors may reduce the amount of the increase in any particular year and provided further that the aggregate number of shares issued over the term of this plan may not exceed a number of shares of common stock to be determined by the compensation committee.

In January 2007, the Company signed an agreement with a third party for the sale of its ProvisionX software for $1.1 million. Under the terms of the agreement, the Company will co-own the intellectual property rights to the ProvisionX software with the third party.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder
of iFone Holdings Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts and cash flows present fairly, in all material respects, the financial position of iFone Holdings Limited and its subsidiaries at 31 December 2004 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management and directors. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom
19 December 2006

iFONE HOLDINGS LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
For the Years Ended 31 December 2004 and 2005

		2004	2005
	Note	£000	£000

Turnover	2	3,628	4,413
Cost of sales		(1,448)	(2,409)

Gross profit		2,180	2,004
Distribution costs		(203)	(308)
Administrative expenses		(1,512)	(2,774)
Other operating income	3	–	812

Operating profit/(loss)	4	465	(266)
Interest payable	5	(45)	(35)

Profit/(loss) on ordinary activities before taxation		420	(301)
Tax on profit/(loss) on ordinary activities	7	(49)	(68)

Profit/(loss) for the financial year	16, 17	371	(369)

All amounts relate to continuing operations.

All recognised gains and losses are included in the profit and loss accounts above.

There is no difference between the profit/(loss) on ordinary activities before taxation and the profit/(loss) for the periods stated above and their historical cost equivalents.

The accompanying notes are an integral part of the consolidated financial statements

iFONE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at 31 December 2004 and 2005

		2004	2005
	Note	£000	£000
Fixed assets
Intangible assets	8	–	–
Tangible assets	9	258	213

		258	213

Current assets
Debtors

– due within one year	11	1,622	3,003
– due after more than one year	11	267	–

		1,889	3,003
Cash at bank and in hand		1	59

		1,890	3,062

Creditors: amounts falling due within one year	12	(2,212)	(3,708)

Net current liabilities		(322)	(646)

Total assets less current liabilities		(64)	(433)

Net liabilities		(64)	(433)

Capital and reserves
Called up equity share capital	15	507	507
Share premium account	16	3,156	3,156
Merger reserve	16	586	586
Profit and loss account – deficit	16	(4,313)	(4,682)

Total equity shareholder’s deficit	17	(64)	(433)

The financial statements were approved by the board of directors on 19 December 2006 and were signed on its behalf by:

/s/ Albert A. Pimentel

Director

The accompanying notes are an integral part of the consolidated financial statements

iFONE HOLDINGS LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
For the Years Ended 31 December 2004 and 2005

		2004	2005
	Note	£000	£000

Net cash (outflow)/inflow from operating activities	18	(374)	484
Returns on investments and servicing of finance
Interest paid		(29)	(47)

Net cash outflow from returns on investments and servicing of finance		(29)	(47)
Taxation – overseas withholding tax		(49)	(68)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(5)	(264)

Net cash outflow for capital expenditure and financial investment		(5)	(264)

Net cash (outflow)/inflow before financing		(457)	105
Financing
Increase/(decrease) in borrowings		437	(122)

Net cash inflow/(outflow) from financing		437	(122)

Decrease in net cash		(20)	(17)

Reconciliation to net debt
Net debt at 1 January	19	(632)	(628)
Decrease in net cash		(20)	(17)
Movement in borrowings		(437)	122
Other non-cash movements		461	–

Net debt at 31 December	19	(628)	(523)

The accompanying notes are an integral part of the consolidated financial statements

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended 31 December 2004 and 2005

1 —	STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors are responsible for preparing these consolidated financial statements for iFone Holdings Limited and its subsidiaries (together “the Group”) as at 31 December 2004 and 2005 and for each of the two years in the period ended 31 December 2005, in conformity with generally accepted accounting principles in the United Kingdom (“UK GAAP”) with a reconciliation to generally accepted accounting principles in the United States of America (“US GAAP”).

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group, and for identifying and ensuring that the Group complies with the law and regulations applicable to their activities. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors confirm that suitable accounting policies have been used and applied consistently for the periods presented. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the consolidated financial statements and that applicable accounting standards have been followed.

2 —	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Changes in Accounting Policies

The accounting policies have been reviewed by the directors in accordance with Financial Reporting Standard (‘FRS’) 18 “Accounting policies”. FRS 17 “Retirement benefits”, FRS 21 “Events after the balance sheet date”, FRS 25 “Financial instruments” and FRS 28 “Corresponding amounts” have been adopted in 2005. The adoption of these policies has had no impact on the consolidated financial statements of the Group.

Nature of Operations

The Group is engaged in the business of providing wireless entertainment to mobile phone network operators, portals and wireless equipment manufacturers, who in turn will offer these entertainment services to their end customers.

Basis of Preparation

These consolidated financial statements of the Group for each of the two years in the period ended 31 December 2005 have been prepared under the historical cost convention and in accordance with UK GAAP, with a reconciliation of net income and shareholder’s equity to US GAAP. The Group has incurred recurring losses from operations for most years since inception and has a deficit on its profit and loss account reserves, under UK GAAP, of £4.7 million as at 31 December 2005. For the year ended 31 December 2005, the Group incurred an operating loss, under UK GAAP, of £266,000, although it provided a net cash inflow from operating activities, under UK GAAP, of £484,000. The Group may incur additional operating losses and negative operating cash flows in the future. Failure to generate sufficient revenues or reduce spending could adversely affect the Group’s ability to achieve its intended business objectives. On 29 March 2006, the Company entered into a purchase agreement with Glu Mobile Inc. for the sale of all of the issued and outstanding ordinary shares in the Company to Glu Mobile Inc. (See Note 23).

The Company has obtained a letter of support from Glu Mobile Inc. and consequently the directors believe that it is appropriate for these consolidated financial statements to be prepared on a going concern basis.

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

These consolidated financial statements do not constitute the statutory consolidated financial statements of the Group. Copies of the consolidated statutory financial statements of the Group can be obtained from the Registrar at Companies House in the United Kingdom.

Basis of Consolidation

The financial statements consolidate the accounts of iFone Holdings Limited and its subsidiaries from the date of acquisition. The net assets of companies acquired are included in the consolidated accounts at their fair value to the Group at the date of acquisition.

Goodwill

Goodwill, which represents the fair value of consideration paid for the purchase of a subsidiary less the fair value of the net assets, is capitalised as an intangible asset and written off to the profit and loss account over its useful economic life.

Prepaid Royalties

Prepaid royalties consist primarily of licence fees paid to licensors for the rights to use certain brand names and contents. The costs of acquiring intellectual property are amortized to cost of sales when related games are sold to end users. Management periodically evaluates the future realization of prepaid royalties and should the carrying costs of the licences exceed their recoverable amount, the excess will be charged to the profit and loss account.

Trade Debtors

Trade debtors which are subject to full recourse financing represent debtors discounted with a factoring company in the ordinary course of business, so that the proceeds received by the Group on discounting is fully refundable, and carries interest at variable rates. The proceeds received from the factor are recorded as a liability under the heading of other creditors.

Tangible Fixed Assets

Tangible fixed assets are carried at historical cost. Depreciation is provided on all fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life, at the following annual rates:

Office and computer equipment: 3-5 years

Research and Development

Research and development expenditure is charged to the profit and loss account as incurred.

Operating Leases

The costs in respect of operating leases are charged on a straight-line basis over the lease term.

Foreign Currency

Transactions denominated in foreign currencies are translated into pounds sterling at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

currencies at the balance sheet date are translated at year-end rates of exchange. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

Taxation

Corporation tax is provided on the assessable profits of the Company at the appropriate rates in force. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the company’s taxable profits and its results as stated in the financial statements. Deferred tax is measured at average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and tax debtors arising from withholding tax credits are recognised to the extent that they are more likely than not to be recoverable. Deferred tax is measured on a non-discounted basis.

Turnover

Turnover is comprised of the net proceeds receivable to the Group from the sale of gaming products which have been sold by wireless network operators, handset manufacturers and licencees to retail customers, net of VAT.

3 —	OTHER OPERATING INCOME

In April 2005 iFone Limited (a subsidiary of the Company) entered into a settlement agreement with The Tetris Company LLC (‘‘Tetris’’), a company based in Delaware. iFone Limited received $1.5 million (£812,000) from Tetris as settlement for a dispute arising between the parties in relation to a Copyright and Trademarks Licence and Distribution Agreement entered into in December 2002. Under such settlement, iFone Limited agreed to cease using the Copyright and Trademark licence from Tetris.

4 —	OPERATING PROFIT/(LOSS)

The operating profit/(loss) is stated after charging:

	2004	2005
	£000	£000

Depreciation of tangible fixed assets	11	59
Other operating lease charges – related party (See Note 22)	156	230
Research and development	244	453

5 —	INTEREST PAYABLE

	2004	2005
	£000	£000

Interest payable on bank overdrafts, loans and factoring of debts	45	35

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

6 —	STAFF COSTS

Particulars of employees costs (including directors) are shown below:

	2004	2005
	£000	£000

Wages and salaries	926	1,547
Social security costs	95	242

	1,021	1,789

7 —	TAX ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

	2004	2005
	£000	£000

Current taxation – UK	–	–
– Overseas	49	68

Tax on profit/(loss) on ordinary activities	49	68

The tax assessed for 2005 is higher, and for 2004 is lower than the standard rate of corporation tax in the UK. The differences are explained below:

	2004	2005
	£000	£000

Profit/(loss) on ordinary activities before taxation	420	(301)

Profit/(loss) on ordinary activities before taxation multiplied by standard rate in the UK (30%)	126	(90)
Effects of expenses not deductible for tax purposes	161	30
Timing differences	–	60
Losses not recognised	(287)	–
Overseas tax	49	68

Current tax charge for the year	49	68

The directors have considered the utilisation of the significant unrelieved trading losses carried forward and have concluded that the availability of future taxable profits is not sufficiently certain to recognise a deferred tax asset in respect of the unrelieved losses (See Note 14).

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

8 —	INTANGIBLE ASSETS

	Goodwill	Total
	£000	£000

Cost
As at 1 January 2005	629	629
Additions	–	–

As at 31 December 2005	629	629

Amortisation
As at 1 January 2005	629	629
Charge for the year	–	–

As at 31 December 2005	629	629

Net book value
As at 31 December 2004	–	–

As at 31 December 2005	–	–

9 —	TANGIBLE ASSETS

Office and
computer
equipment
£000

Cost
As at 1 January 2005	305
Additions	14

As at 31 December 2005	319

Accumulated depreciation
As at 1 January 2005	47
Charge for the year	59

As at 31 December 2005	106

Net book value
As at 31 December 2004	258

As at 31 December 2005	213

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

10 —	INVESTMENTS

The Company had investments in the following subsidiary undertakings:

Description and
Name of subsidiary	Country of registration		proportion of ordinary
undertaking	and operation	Principal activity	share capital held

iFone Limited	England and Wales	Wireless Content Supply	100% of the issued share capital
Hifone Limited	England and Wales	Dormant	100% of the issued share capital
Ifone.co.uk limited	England and Wales	Dormant	100% of the issued share capital
Friendly Giants Limited	England and Wales	Dormant	100% of the issued share capital

11 —	DEBTORS

	2004	2005
	£000	£000

Amounts falling due within one year:
Trade debtors	385	902
Prepayments and other debtors	159	168
Prepaid royalties	562	1,392
Accrued income	516	541

	1,622	3,003
Amounts falling due after one year:
Prepaid royalties	267	–

	1,889	3,003

12	— CREDITORS – AMOUNTS FALLING DUE WITHIN ONE YEAR

	2004	2005
	£000	£000

Bank and other borrowings (See Note 13)	629	582
Trade creditors	1,159	1,982
Taxation and social security	34	105
Factor creditor	–	520
Accruals and other creditors	390	519

	2,212	3,708

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

13 —	BANK AND OTHER BORROWINGS DUE WITHIN ONE YEAR

	2004	2005
	£000	£000

Overdraft	72	147
Bank loan	47	32
Shareholder loan note	280	292
Other loan – related party	230	111

	629	582

The overdraft is supported by a personal guarantee given by Morgan O’Rahilly, a director of the Company. (See Notes 22 and 23).

The bank loan is unsecured and bears interest at 4% per annum over the variable base rate, which at 31 December 2005 was 4.5%.

The shareholder loan note is unsecured and bears interest at 10% per annum (See Note 22).
The other loan is unsecured and bears interest at 6.5% per annum (See Note 22).

14 —	DEFERRED TAXATION

	2004		2005
	Recognised	Unrecognised	Recognised	Unrecognised
	£000	£000	£000	£000

Losses	–	634	–	700

The directors have considered the utilisation of the significant unrelieved trading losses carried forward and have concluded that the availability of future taxable profits is not sufficiently certain to recognise a deferred tax asset in respect of the unrelieved losses.

The value of the above unrecognised deferred tax asset could be significantly reduced due to the surrender of losses in pending research & development claims.

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

15 —	CALLED UP EQUITY SHARE CAPITAL

	2004	2005
	£000	£000
Authorised

2,500,000 “A” Ordinary 1p Shares	25	25

46,500,000 “B” Ordinary 1p Shares	465	465

5,000,000 “C” Ordinary 1p Shares	50	50

1,000,000 “D” Ordinary 1p Shares	10	10

	550	550

Allotted, called up and fully paid

2,500,000 “A” Ordinary 1p Shares	25	25

43,241,260 “B” Ordinary 1p Shares	432	432

5,000,000 “C” Ordinary 1p Shares	50	50

	507	507

At Board meetings in February 2004, March 2004, April 2004 and July 2004, the following resolutions were approved:

•	100,000,000 “D” Ordinary shares of 0.0001p were reclassified as 1,000,000 “D” Ordinary 1p shares.

•	29,000,000 Ordinary 1p shares were reclassified as 29,000,000 “B” Ordinary 1p shares.

•	Infogrames returned their 5,000,000 “C” Ordinary 1p shares, which were re-distributed to existing shareholders pro rata (See Note 22).

•	Galloway Investments converted £461,219 of outstanding loans to equity in return for 9,508,635 “B” Ordinary 1p shares (See Note 22).

Capital Distribution

On a return of assets due to winding-up or reduction of capital or otherwise (except in the case of the purchase by the Company of its own shares) the assets and retained profits available for distribution among the members shall be applied as amended on 7 April 2003:

The shareholders’ agreement following the simplification of the share structure was amended to state that under the same circumstances the assets and profits will be distributed amongst the “A” ordinary shareholders’ and the ordinary shareholders’ (pari passu as if the same constituted one class of share) in proportion to the number of shares held by them respectively.

The shareholders’ agreement states that in winding up circumstances the assets and profits will be distributed amongst the “A” ordinary shareholders’ and the ordinary shareholders’ (pari passu as if the same constituted one class of share) in proportion to the number of shares held by them respectively.

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

Voting Rights

On a show of hands every member who is present in person or is present by a duly authorised representative shall have one vote and on a poll every member who is present in person or by proxy or is present by a duly authorised representative shall have one vote for every share which is paid up or credited as paid up, of which he is a holder.

Details regarding Variation of Rights, Lien, Transfer of Shares (and specifically transfers by “A” Ordinary Shareholder’s due to death or bankruptcy) are contained within the Company’s Articles of Association as adopted on 6 December 2000, and were restated in the Company’s revised Articles of Association as adopted on 7 April 2003.

16 —	RESERVES

			Profit and
	Share premium	Merger	loss
	account	reserve	account
	£000	£000	£000

At 1 January 2004	2,790	586	(4,684)
Premium on issue of shares	366	–	–
Profit for the financial year	–	–	371

At 31 December 2004	3,156	586	(4,313)
Loss for the financial year	–	–	(369)

At 31 December 2005	3,156	586	(4,682)

17 —	RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDER’S FUNDS

	2004	2005
	£000	£000

Profit/(loss) for the financial year	371	(369)
New share capital subscribed	94	–
Premium on issue of shares	366	–

Net increase/(decrease) in equity shareholder’s funds/(deficit)	831	(369)
Opening equity shareholder’s deficit	(895)	(64)

Closing equity shareholder’s deficit	(64)	(433)

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

18 —	RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH FLOW FROM OPERATING ACTIVITIES

Reconciliation of operating profit/(loss) to net cash (outflow)/inflow from operating activities:

	2004	2005
Continuing Operations	£000	£000

Reconciliation of operating profit/(loss) to net cash inflow from operating activities
Operating profit/(loss)	465	(266)
Depreciation	11	59
Increase in debtors	(876)	(1,114)
Increase in creditors	26	1,805

Net cash (outflow)/inflow from operating activities	(374)	484

19 —	RECONCILIATION OF MOVEMENT IN NET DEBT

	At 1			At 31
	January	Non-cash		December
	2004	movement	Cash flow	2004
	£000	£000	£000	£000

Cash at bank and in hand	–	–	1	1
Overdraft	(51)	–	(21)	(72)

	(51)	–	(20)	(71)
Bank loan	–	–	(47)	(47)
Shareholder loan note	(351)	461	(390)	(280)
Other loan – related party	(230)	–	–	(230)

Total net debt	(632)	461	(457)	(628)

Analysis of Net debt

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

Analysis of Net debt

	At 1			At 31
	January	Non-cash		December
	2005	movement	Cash flow	2005
	£000	£000	£000	£000

Cash at bank and in hand	1	–	58	59
Overdraft	(72)	–	(75)	(147)

	(71)	–	(17)	(88)
Bank loan	(47)	–	15	(32)
Shareholder loan note	(280)	–	(12)	(292)
Other loan – related party	(230)	–	119	(111)

Total net debt	(628)	–	105	(523)

The non-cash movement represents the conversion of a loan note to share capital on 1 January 2004.

20 —	ULTIMATE PARENT UNDERTAKING

At 31 December 2005, the ultimate parent undertaking of the Company was Galloway Investments Holdings Limited, a company registered in the British Virgin Islands and the ultimate controlling parties were David Ward and David Bates, who are directors of the Company.

On 29 March 2006, all of the outstanding share capital of iFone Holdings Limited was acquired by Glu Mobile Inc., a company incorporated in California, which is now the ultimate parent undertaking of the Company (See Note 23).

21 —	CONTINGENT LIABILITIES

The Company holds an unscheduled mortgage debenture with the Natwest Bank to cover BACS and credit card payments. The debenture is secured as a specific equitable charge over the leasehold properties and as a fixed and floating charge over the assets of the company including goodwill, book debts and licences.

22 —	RELATED PARTY TRANSACTIONS

During the periods, the Group entered into agreements with a number of related parties including Infogrames Europe S.A. a shareholder of the Company, Atari Inc., Atari Europe Limited and Atari UK Limited, who are all subsidiaries of Infogrames Europe S.A.

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

The following table summarises amounts charged to the profit and loss account and outstanding as at 31 December:

	2004		2005
	Receivable from	Profit and loss	Receivable from	Profit and loss
	/(payable) to	account	/(payable) to	account
	£000	£000	£000	£000

Atari Inc.	(63)	152	(271)	528
Atari Europe Limited	(230)	15	(111)	8
Atari UK Limited	(17)	156	(62)	230
Infogrames Europe S.A.	–	167	–	–
Galloway Investment Holdings Limited	(280)	8	(292)	21
Galloway Investment Holdings Limited – Fixed assets	(250)	–	–	50
SMD & Co	–	–	(4)	10

Infogrames Europe S.A.

In June 2000, the Company entered into an agreement with Infogrames Europe S.A. where Infogrames Europe S.A. would provide an exclusive licence to the Company to market selected trademarks and other intellectual property of Infogrames Europe S.A., and its subsidiary companies, for the development of games to wireless telephone devices. The licence included an option, which expired within 160 days of entering into the agreement, to Infogrames Europe S.A., to receive a prepaid royalty payment of either £1 million in cash or an equity stake in the Company for £1 million as settlement for the provision of such licence. In November 2000, Infogrames Europe S.A. chose to receive the equity stake in the Company, and in January 2001, “C” Ordinary 1p shares were issued to Infogrames Europe S.A. in settlement for such royalty payments. Under UK GAAP, such prepaid royalty charge was accounted for at fair market value, deemed to be £1 million, which was then charged to the profit and loss account over the attributable licence period, through to 31 December 2004. The amounts included in cost of sales for the two years ended 31 December 2004 and 2005, respectively, were £167,000 and £nil. David Ward was a director of both the Company and Infogrames Europe S.A.

In 2004, as a consequence of an overall commercial renegotiation of the original licence, the Company entered into a new licence agreement with Atari Inc., a subsidiary of Infogrames Europe S.A. (see below), which replaced the original licence. Infogrames Europe S.A. returned the “C” Ordinary 1p shares to the Company for £nil consideration. These shares were redistributed to the remaining shareholders on a pro-rata basis.

Atari

In 2004, iFone Limited entered into a three year development and distribution agreement with Atari Inc., a subsidiary of Infogrames Europe S.A., where iFone Limited received exclusive distribution and development licences for all Atari and Hasbro titles to develop games for wireless telephone devices. Total royalty fees included in cost of sales for the two years ended 31 December 2004 and 2005, respectively, were £152,000 and £528,000. Total amounts due to Atari Inc., at 31 December 2004 and 2005, respectively, were £63,000 and £271,000 and were included in accruals. David Ward was a director of both the Company and Atari Inc.

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

In 2002, Atari Europe Limited, a wholly owned subsidiary of Infogrames Europe S.A., entered into an agreement with iFone Limited to provide rental and support services. Total amounts included rolled forward outstanding interest, giving an interest owed for the year ended 31 December 2004 of £15,000. Total amounts due to Atari Europe Limited, at 31 December 2004 were £230,000 and were originally included in trade creditors. In 2005, an agreement was reached where such trade creditor was converted into an unsecured interest bearing loan, bearing interest at 6.5% per annum, such amounts becoming due and payable on demand. Total amounts included in interest expense for the year ended 31 December 2005 were £8,000. Total amounts due to Atari Europe Limited, at 31 December 2005 were £111,000 and were included in Other loans. Amounts payable at 31 December 2004 were reclassified to Other loans for comparative disclosure purposes.

Atari UK Limited, a wholly owned subsidiary of Infogrames Europe S.A., entered into a rolling month-to-month operating lease agreement with iFone Limited for sub-leasing of premises from Atari UK Limited. Total operating lease costs charged to administrative expenses for the two years ended 31 December 2004 and 2005, respectively, were £156,000 and £230,000. Total amounts due to Atari UK Limited, at 31 December 2004 and 2005, respectively, were £17,000 and £62,000 and were included in trade creditors.

Galloway Investment Holdings Limited

During 2003 & 2004, Galloway Investment Holdings Limited, had loaned the Company through a number of cash injections, a total of £736,000, of which £461,219 was converted into 9,508,635 “B” Ordinary 1p shares. Any outstanding loans with Galloway Investment Holdings Limited bear interest at 10% per annum. Total interest charged for the two years ended 31 December 2004 and 2005, respectively were £8,000 and £21,000. Total amounts due to Galloway Investment Holdings Limited, at 31 December 2004 and 2005, respectively, were £280,000 and £292,000 and were included in shareholder loan note. The shareholder loan note is unsecured and bears interest at 10% per annum.

In December 2004, iFone Limited purchased tangible fixed assets from Galloway Investment Holdings Limited. The purchase price of these tangible fixed assets was £250,000. At 31 December 2004 this was included in other creditors. Total depreciation charges for the two years ended 31 December 2004 and 2005, respectively, were £nil and £50,000, and were included in administrative expenses. The net book value of these tangible fixed assets at 31 December 2004 and 2005, respectively, were £250,000 and £200,000.

Transactions with Directors

iFone Limited was charged the sum of £nil and £10,000 in 2004 and 2005, respectively, from SMD & Co. a consultancy business owned by David Bates, a director of the Company, and were included in administrative expenses. These costs were for expenses incurred wholly on iFone Limited business. Payments outstanding totalled £nil and £4,000 at the end of the respective periods, and were included in trade creditors.

In December 2000 the Company and Morgan O’Rahilly entered into an option agreement whereby the Company granted Morgan O’Rahilly the right to subscribe for A Ordinary 1p shares, providing Morgan with 5% of the aggregate number of equity shares which were in issue immediately after the completion of certain contingent events.

On 9 September 2005 Morgan O’Rahilly entered into a personal guarantee with the National Westminster Bank plc in support of the Company’s overdraft.

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

23 —	SUBSEQUENT EVENTS

On 27 March 2006, in a reorganisation by the Company, 2,500,000 “A” Ordinary 1p shares, 43,241,260 “B” Ordinary 1p shares, and 5,000,000 “C” Ordinary 1p shares were reclassified into Ordinary 1p shares. All Ordinary 1p shares ranked pari passu.

On 27 March 2006, the options provided to Morgan O’Rahilly were cancelled and also on 27 March 2006, approximately 2.3 million Ordinary 1p shares were transferred, by Marlborough Holdings Limited, Zebec Corporation and Galloway Investment Holdings Limited in equal proportion to their existing shareholdings, to The Buckingham Trust, a trust held for the beneficial ownership of members of Morgan O’Rahilly’s family. Morgan O’Rahilly was an existing shareholder, director and employee of the Company at this date.

On 29 March 2006, the directors completed the sale of all of the issued and outstanding ordinary shares of the Company, which were sold to Glu Mobile Inc. in exchange for the issuance of 10,267,881 shares of Special Junior Preferred Stock of Glu Mobile Inc. and $3.5 million in cash. In addition, subject to completion of specified milestones, a total of 3,186,585 shares of Special Junior Preferred Stock of Glu Mobile Inc, and $4.5 million in subordinated unsecured promissory notes were to be issued to the Company’s shareholders. Such milestone events were not achieved and the purchase price of the shares was determined as being $22.6 million consisting of the following: 10.3 million shares of Special Junior Preferred Stock of Glu Mobile Inc. (valued at $19.1 million), and $3.5 million in cash.

On 29 March 2006 David Ward, David Bates and Morgan O’Rahilly, resigned as directors of the Company and they were replaced by Rocky Pimentel and Greg Ballard. Subsequent to this, the Company’s overdraft was repaid, and there was no longer a requirement for a personal guarantee from Morgan O’Rahilly.

24 —	SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The significant differences that affect profit/(loss) for the financial year and equity shareholder’s funds of the Group are set forth below:

		2004	2005
	Note	£000	£000

Reconciliation of profit/(loss) for the financial year from UK GAAP to US GAAP
Profit/(loss) for the financial year under UK GAAP		371	(369)
Software revenue recognition	A	176	–
Deferred taxes	B	–	–

Net income/(loss) under US GAAP		547	(369)

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

		2004	2005
	Note	£000	£000

Reconciliation of equity shareholder’s deficit from UK GAAP to US GAAP
Equity shareholder’s deficit under UK GAAP		(64)	(433)
Software revenue recognition	A	–	–
Deferred taxes	B	–	–

Shareholder’s deficit under US GAAP		(64)	(433)

A.	Software Revenue Recognition

The UK accounting standard FRS 5 – Application Note G is not specific in dealing with software revenue recognition. Under US GAAP, revenue generated from licensing software and providing services is recognized in accordance with Statement of Position (‘‘SOP’’) 97-2, ‘Software Revenue Recognition’ and SOP 98-9, ‘Modification of SOP 97-2, Software Revenue Recognition, With respect to Certain Transactions’. This can lead to differences between UK and US GAAP.

The following adjustments have been made to the profit/(loss) for the financial year to apply
US GAAP:

i.	Certain multiple element software licence arrangements that the Group is party to provide for development of additional features and functionality that, under US GAAP, require deferral of the associated arrangement fees until such time that the features and functionality are delivered and accepted. In such cases, software licences are deferred until such software is delivered and accepted, subject to other revenue recognition criteria being met. Under UK GAAP, the Group has recognized revenues ratably over the period that the products have been delivered.

ii.	Certain multiple element arrangements that the Group is party to, involve the provision of a licence and other elements such as exclusivity periods, that, under US GAAP, require vendor specific-objective evidence (‘‘VSOE’’) of fair value to be used to allocate the total fee to each of the elements of the arrangement, or if VSOE of fair value for each element does not exist that all revenue from the arrangement must be deferred until the earlier of:

a.	when such evidence does exist for each element;

b.	all elements have been delivered; or

c.	the evidence of fair value exists for the undelivered elements.

VSOE of fair value is based on the price generally charged when an element is sold separately or, if not yet sold separately, is established by authorised management. In such cases, the entire fee from the arrangement is allocated to each of the individual elements based on each element’s fair value and revenue is recorded for the delivered elements. If the evidence of fair value for each of the undelivered elements does not exist, then all revenue is deferred until all elements without VSOE of fair value are delivered. Under UK GAAP, such criteria for VSOE of fair value does not exist, and the Group has recognized revenues ratably over the period that the products have been delivered.

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

B.	Deferred Taxes

Deferred taxes have been provided at the applicable effective tax rate on relevant US GAAP adjustments shown in the reconciliation above. The Group has net operating loss carry forwards available to offset against future taxable income. Due to the uncertainty surroundings the realisation of these deferred tax assets in future years, the Group has recorded a valuation allowance against all of its net deferred tax assets, except amounts to cover the tax effect on applicable US GAAP adjustments shown in the reconciliation above.

C.	Sales and Marketing

Under UK GAAP, the Group has total sales and marketing cost of £422,000 and £1,093,000 in 2004 and 2005, respectively, of which £75,000 and £313,000 in 2004 and 2005, respectively, is included in cost of sales and £347,000 and £780,000 in 2004 and 2005, respectively, is included in administrative expenses.

Under US GAAP, such costs would be disclosed in sales and marketing expense, normally shown below gross profit. This has no effect on net income/(loss) in either year.

 Cash Flows

The consolidated cash flow statements have been prepared under UK GAAP in accordance with FRS 1 (revised) and present substantially the same information as required under SFAS 95. There are certain differences between FRS1 (revised) and SFAS 95 with regard to classification of items within the cash flow statement.

In accordance with FRS 1 (revised) cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under SFAS 95 cash flows are classified under operating activities, investing activities and financing activities. Under FRS 1(revised), cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP to US GAAP classification, based on UK GAAP measurement principles, is shown below for the periods ended 31 December:

	2004	2005
	£000	£000

Operating activities:
Net cash (outflow)/inflow from operating activities (UK GAAP)	(374)	484
Net cash outflow from returns on investments and servicing of finance	(29)	(47)
Taxation – overseas withholding taxes	(49)	(68)

Net cash (used in)/provided by operating activities (US GAAP)	(452)	369

Investing activities:
Net cash outflow for capital expenditure and financial investment	(5)	(264)

Net cash used in investing activities (US GAAP)	(5)	(264)

Financing activities:
Net cash inflow/(outflow) from financing (UK GAAP)	437	(122)
Increase in overdrafts	21	75

Net cash provided by/(used in) financing activities (US GAAP)	458	(47)
Net increase in cash and cash equivalents under US GAAP	1	58
Cash and cash equivalents under US GAAP at beginning of period	–	1

Cash and cash equivalents under US GAAP at end of period	1	59

Recently Issued Accounting Standards
Several new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after 1 January 2006 or later periods, but which the Group has not early adopted. The new standards which are expected to be relevant to the Group’s operations are as follows:

New Accounting Developments Under UK GAAP

In April 2004, the Accounting Standards Board (“ASB”) issued FRS 20 “Share-based payments” which is effective for unlisted entities for accounting periods beginning on or after 1 January 2006. FRS 20 establishes a framework for measuring share-based payment awards and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. For equity-settled share-based payment transactions, an entity shall apply FRS 20 to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and had not yet vested at the relevant effective date of this FRS. Had FRS 20 applied to the Group as of 1 January 2005, there would have been no impact on the results of operations or net assets of the Group under UK GAAP. For events triggered during 2006, as a consequence of the sale of the outstanding issued share capital of the Company, the adoption of FRS 20 has created a share-based compensation charge to the profit and loss account for stock-based compensation of £591,000, with no effect on net assets, under UK GAAP.

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

In December 2004, the ASB issued FRS 23 “The effects of changes in foreign exchange rates”, which is effective for the Company from 1 January 2006. The objective of this standard is to prescribe how to include foreign currency transactions and foreign operations in the financial statements of an entity and how to translate financial statements into a presentation currency. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In December 2004, the ASB issued FRS 24 “Financial reporting in hyperinflationary economies” which is effective for the Company from 1 January 2006. This standard requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy must be restated prior to translation into a different presentation currency. It requires such an entity’s results to be restated in terms of the measuring unit current at the balance sheet date. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In December 2004, the ASB issued FRS 26 “Financial instruments: measurement” which is effective for the Company from 1 January 2006 The objective of this Standard is to establish principles for measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

In April 2006, the Urgent Issues Task Force (“UITF”) issued Abstract 41, ‘Scope of FRS 20’ (“UITF 41”), which is effective for the Company from 1 August 2006. UITF 41 clarifies that transactions within the scope of FRS 20 “Share Based Payment” include those in which the entity cannot specifically identify some or all of the goods and services received. We do not believe that the adoption of this standard will have a material effect on the results of operations or net assets of the Group under UK GAAP.

New Accounting Developments Under US GAAP

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a comprehensive model for how a company should recognise, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the tax authorities’ full knowledge of the position and all relevant facts. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognised tax benefits. This Interpretation is effective for fiscal years beginning after 15 December 2006. The Group will adopt this provision in fiscal 2007 but is not yet possible to estimate the effect of the adoption of FIN 48 on the net results of operations or net assets of the Group under US GAAP.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after 15 November

iFONE HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2005

2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for the fiscal year. It is not yet possible to estimate the effect of the adoption of SFAS No. 157 on the results of operations or net assets of the Group under US GAAP.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, or SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We will be required to adopt the provisions of SAB No. 108 in our fiscal year 2006. We do not believe the adoption of SAB No. 108 will have a material impact on the results of operations or net assets of the Group under US GAAP.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Introductory Note

On March 29, 2006, Glu Mobile Inc. (the “Company”) acquired the net assets of iFone Holdings Limited (“iFone”) in order to continue, deepen and broaden its game library, acquire access and rights to leading licenses and franchises and to augment its external production resources. All of the issued and outstanding shares of iFone were sold to the Company in exchange for the issuance of 10.3 million shares of Special Junior Preferred Stock of the Company and $3.5 million in cash. In addition, in the event of the completion of specified milestones prior to September 28, 2006, contingent consideration of 3.2 million shares of Special Junior Preferred Stock of the Company and $4.5 million in subordinated unsecured promissory notes were to have been issued to the iFone shareholders. In conjunction with this transaction, the Company’s Board of Directors and stockholders approved an increase in the number of authorized shares of preferred stock of the Company to 51.1 million shares. The total preliminary purchase price of approximately $23.5 million consisted of the following: 10.3 million shares of Special Junior Preferred Stock of the Company (valued at $19.1 million), $3.5 million cash and transaction costs of $0.9 million. The financial position and operating results of iFone have been included in the financial position and operating results of the Company from the date of the acquisition.

By the milestone achievement date, the milestones outlined in the exchange agreement between the Company and iFone were not achieved. As the milestone consideration was not earned, the unaudited pro forma combined condensed financial statements detailed below do not reflect any of this contingent consideration.

The following unaudited pro forma combined condensed financial information gives effect to the acquisition by the Company of all of the outstanding shares of iFone. The unaudited pro forma combined condensed statements of operations combine the results of operations of the Company and iFone for the year ended December 31, 2005 and the nine months ended September 30, 2006, as if the acquisition had occurred on January 1, 2005. An unaudited pro forma combined condensed balance sheet for the Company and iFone at September 30, 2006 was not presented as iFone’s balance sheet including related acquisition adjustments has already been included in the consolidated balance sheet of the Company as of this date.

The unaudited pro forma combined condensed financial information has been prepared from, and should be read in conjunction with, the respective historical consolidated financial statements of the Company and iFone. The Company’s historical consolidated financial statements for the year ended December 31, 2005 and the nine months ended September 30, 2006 are included in this Form S-1 filing. iFone’s historical consolidated financial statements for the year ended December 31, 2005 are also included in this Form S-1 filing. The unaudited pro forma results for the nine months ended September 30, 2006 include the results of operations for iFone for the period ended March 29, 2006. iFone’s historical consolidated financial statements for the period ended March 29, 2006 are not included in this Form S-1 filing.

The historical profit and loss account and balance sheet of iFone have been prepared in accordance with UK GAAP. For the purpose of presenting the unaudited pro forma combined condensed financial information, the profit and loss account relating to iFone has been adjusted to conform with US GAAP as described in note 3. In addition, certain adjustments have been made to the historical financial statements of iFone to reflect reclassifications to conform with the Company’s presentation under US GAAP. The historical financial statements of iFone were presented in pounds sterling. For the purposes of presenting the unaudited pro forma combined condensed financial information, the adjusted income statements of iFone for the period ended March 29, 2006 and the year ended December 31, 2005 have been translated into U.S. Dollars at the average daily closing rate for the period ended March 29, 2006 and the year ended December 31, 2005, respectively. The statement of operations for iFone for the period ended March 29, 2006 includes certain expenses incurred by

iFone. These expenses represent transaction expenses paid by the Company on behalf of the shareholders of iFone upon the consummation of the acquisition and $1.0 million in stock-based compensation triggered by the change in control. The transaction expenses totaled $3.0 million, including $1.4 million in investment banking fees, $0.6 million in legal fees, $0.5 million in transaction services and $0.4 million in bonuses paid to an iFone employee upon the completion of the acquisition.

The preliminary pro forma acquisition adjustments described in note 2 are based on available information and certain assumptions made by the Company’s management and may be revised as additional information becomes available. The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily intended to represent what the Company’s financial position is or results of operations would have been if the acquisition had occurred on those dates or to project the Company’s results of operations for any future period. Since the Company and iFone were not under common control or management for any period presented, the unaudited pro forma combined condensed financial results may not be comparable to, or indicative of, future performance.

The unaudited pro forma combined condensed statement of operations included herein has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to these rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Glu Mobile Inc.	iFone Holdings Limited
	Nine Months Ended	Period Ended	Pro Forma		Nine Months Ended
	September 30, 2006	March 29, 2006	Adjustments		September 30, 2006

Revenues	$31,863	$2,422	$–		$34,285

Cost of revenues:
Royalties	9,750	606	–		10,356
Impairment of royalties and guarantees	224	–	–		224
Amortization of intangible assets	1,224	–	435	(1)	1,659

Total cost of revenues	11,198	606	435		12,239

Gross profit	20,665	1,816	(435)		22,046

Operating expenses:
Research and development	11,346	978	–		12,324
Sales and marketing	8,317	444	–		8,761
General and administrative	7,684	4,639	–		12,323
Amortization of intangible assets	476	–	–		476
Acquired in-process research and development	1,500	–	(1,500	)(2)	–

Total operating expenses	29,323	6,061	(1,500)		33,884

Loss from operations	(8,658)	(4,245)	1,065		(11,838)
Interest income	527	74	(62	)(3)	539
Interest expense	(675)	(30)	–		(705)
Other income/(expense)	(756)	–	–		(756)

Net other income/(expense)	(904)	44	(62)		(922)
Loss before income taxes	(9,562)	(4,201)	1,003		(12,760)
Income tax benefit/(provision)	(437)	(33)			(470)

Net loss	(9,999)	(4,234)	1,003		(13,230)
Accretion to preferred stock	(56)	–	–		(56)

Net loss attributable to common stockholders	$(10,055)	$(4,234)	$1,003		$(13,286)

Net loss attributable to common stockholders – basic and diluted	$(0.69)				$(0.91)

Weighted average shares outstanding – basic and diluted	14,534				14,534

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Glu Mobile Inc.	iFone Holdings Limited
	Year Ended	Year Ended	Pro Forma		Year Ended
	December 31, 2005	December 31, 2005	Adjustments		December 31, 2005

Revenues	$25,651	$8,035	$–		$33,686
Cost of revenues:
Royalties	7,256	1,924	–		9,180
Impairment of royalties and guarantees	1,645	181	–		1,826
Amortization of intangible assets	2,823	–	1,740	(1)	4,563
Impairment of intangible assets	1,103	–	–		1,103

Total cost of revenues	12,827	2,105	1,740		16,672

Gross profit	12,824	5,930	(1,740)		17,014

Operating expenses:
Research and development	14,557	3,529	–		18,086
Sales and marketing	8,515	1,991	–		10,506
General and administrative	8,434	2,373	–		10,807
Amortization of intangible assets	616	–	–		616
Restructuring charge	450	–	–		450
Acquired in-process research and development	–	–	–		–

Total operating expenses	32,572	7,893	–		40,465

Loss from operations	(19,748)	(1,963)	(1,740)		(23,451)
Gain on settlement of license—arrangement	–	1,500			1,500
Interest income	600	–	(165	)(3)	435
Interest expense	(77)	(64)	–		(141)
Other income/(expense), net	18	–	–		18

Net other income/(expense)	541	1,436	(165)		1,812
Income tax benefit/(provision)	1,621	(124)			1,497

Net loss before cumulative effect of change in accounting principle	(17,586)	(651)	(1,905)		(20,142)
Cumulative effect of change in accounting principle	(315)	–	–		(315)

Net loss	(17,901)	(651)	(1,905)		(20,457)
Accretion to preferred stock	(63)	–	–		(63)

Net loss attributable to common stockholders	$(17,964)	$(651)	$(1,905)		$(20,520)

Net loss per share attributable to common shareholders - basic and diluted
Before cumulative effect of change in accounting principle	$(1.46)				$(1.67)
Cumulative effect of change in accounting principle	(0.02)				(0.02)
Accretion to preferred stock	(0.01)				(0.01)

Net loss attributable to common stockholders—basic and diluted	$(1.49)				$(1.70)

Weighted average shares outstanding—basic and diluted	12,072				12,072

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

NOTE 1– PRELIMINARY PURCHASE PRICE — IFONE HOLDINGS LIMITED

The unaudited pro forma combined condensed consolidated financial information reflects an estimated purchase price of approximately $23.5 million consisting of the following: 10.3 million shares of Special Junior Preferred Stock of the Company (valued at $19.1 million), $3.5 million of cash and transaction costs of $0.9 million. The fair value of the Special Junior Preferred Stock was determined with the assistance of an independent valuation firm using the income and market approach.

Under the purchase method of accounting, the total purchase price is allocated over net tangible and intangible assets acquired and liabilities assumed based upon their respective estimated fair values as of the acquisition date. The purchase price of approximately $23.5 million was initially allocated over the fair values of the assets acquired and liabilities assumed as follows:

Assets acquired:
Cash	$–
Accounts receivable	2,518
Prepaids and other current assets	2,271
Property and equipment	89
Intangible assets	4,500
In-process research and development	1,500
Goodwill	22,920

Total assets acquired	33,798
Liabilities assumed
Accounts payable	(4,301)
Accrued liabilities	4,815
Restructuring liabilities	(1,180)

Total liabilities acquired	10,296
Net acquired assets	$23,502

The Company has recorded an estimate for costs to terminate certain activities associated with the iFone operations in accordance with the guidance of Emerging Issues Task Force Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. This restructuring accrual of $1.2 million principally related to the termination of 41 iFone employees.

The preliminary valuation of the identifiable intangible assets acquired was based on management’s estimates, currently available information and reasonable and supportable assumptions. The allocation was generally based on the fair value of these assets determined using the income and market approach. Of the total purchase price, $4.5 million was allocated to amortizable intangible assets. The amortizable intangible assets are being amortized using a straight-line method over their respective estimated useful lives of two to five years. The value and estimated useful lives of the major amortizable intangible assets purchased from iFone is as follows:

			Pro Forma Amortization
			Period Ended	Year Ended
	Fair	Estimated	March 29,	December 31,
Asset Class	Value	Lives	2006	2005

Titles, content and technology	$2,700	2 yrs.	$338	$1,350
Existing license agreements	400	5 yrs.	20	80
Carrier contracts and relationships	1,300	5 yrs.	65	260
Trademarks	100	2 yrs.	12	50

Total identifiable intangible assets	$4,500		$435	$1,740

In conjunction with the acquisition of iFone, the Company recorded a $1.5 million expense for acquired in-process research and development (“IPR&D”) during the first quarter of 2006 because feasibility of the acquired technology had not been established and no future alternative uses existed. The IPR&D expense is included in operating expenses in the Company’s consolidated statements of operation for the nine months ended September 30, 2006.

The IPR&D is related to the development of new games titles. The value of acquired IPR&D was determined using the discounted cash flow approach. The Company calculated the present value of the expected future cash flows attributable to the in-process technology using a 21% discount rate. This rate takes into account the percentage of completion of the development effort of approximately 20% and the risks associated with the Company’s developing this technology given changes in trends and technology in the industry. As of September 30, 2006, these acquired IPR&D projects were approximately 90% completed. Management expects that the remaining projects will be completed by the end of 2006.

The residual value of $22.9 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, goodwill will not be amortized but will be tested for impairment at least annually.

The pro forma adjustments do not reflect any integration adjustments to be incurred in connection with the merger or operating efficiencies and costs savings that may be achieved with respect to the combined entities as these costs are not directly attributable to the purchase agreement.

NOTE 2 – PRO FORMA ADJUSTMENTS

Certain reclassifications have been made to conform iFone historical and pro forma amounts to the Company’s consolidated financial statement presentation.

The accompanying unaudited pro forma combined condensed financial statements have been prepared as if the acquisition was completed on January 1, 2005 for statement of operations purposes and reflect the following pro forma adjustments:

(1) Adjustment to record intangible amortization for the year ended December 31, 2005 and the period ended March 29, 2006. The weighted average life of amortizable intangible assets is approximately 2.5 years.

(2) Adjustment to record write-off of in-process research and development of $1.5 million acquired from iFone. The Company recorded this charge because the feasibility of certain acquired technology had not been established and no future alternative uses existed. The write-off was nonrecurring and a direct result of the acquisition and is not necessarily indicative of continuing annual research and development expenses.

(3) Adjustment to reduce interest income for the cash consideration paid from the assumed acquisition date of January 1, 2005 using the average interest rate over the respective periods.

There were no transactions between the Company and iFone during the period ended March 29, 2006 or the year ended December 31, 2005.

Based on the finalization of the valuation, purchase price allocation, integration plans and other factors, the pro forma adjustments may change from those presented in these pro forma combined condensed financial statements. A change in the value assigned to long-lived tangible and intangible assets and liabilities could result in a reallocation of the purchase price and a change in the pro forma adjustments. The statement of operations effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

NOTE 3–UK GAAP TO US GAAP ADJUSTMENTS

The following table shows a reconciliation of the historical profit and loss accounts of iFone for the unaudited period ended March 29, 2006 and the year ended December 31, 2005, prepared in accordance with UK GAAP and in pounds sterling, to the statement of operations under US GAAP and in U.S. Dollars included in the unaudited pro forma combined condensed statement of operations.

The UK to US GAAP adjustments represent the significant adjustments that are required to present the statements of operations of iFone to US GAAP and descriptions of the nature of each adjustment as follows (in thousands):

		(1)					(4)
	iFone Holdings Limited	UK to US	UK GAAP	UK to US		iFone Holdings Limited	iFone Holdings Limited
	UK GAAP	GAAP Presentation	US presentation	GAAP		US GAAP	US GAAP
	March 29, 2006	Adjustments	March 29, 2006	Adjustments		March 29, 2006	March 29, 2006
	(GBP)	(GBP)	(GBP)	(GBP)		(GBP)	(USD)

Turnover	£1,382	£(1,382)	£–	£–		£–	$–
Net product revenues		1,382	1,382	–		1,382	2,422
Cost of sales	756	(756)	–	–		–	–
Royalties	–	346	346	–		346	606
Impairment of royalty advances	–	–	–	–		–	–

Gross profit	626	410	1,036	–		1,036	1,816

Distribution costs	77	(77)		–		–	–
Administrative expenses	648	(648)	–	–		–	–
Share-based compensation	591	(591)	–	–		–	–
Research and development	–	544	544	14	(2)	558	978
Sales and marketing	–	245	245	8	(2)	253	444
General and administrative	–	937	937	1,710	(2)(3)	2,647	4,639

Total costs and expenses	1,316	410	1,726	1,732		3,458	6,061

Operating loss	(690)	–	(690)	(1,732)		(2,422)	(4,245)
Interest income	42	–	42	–		42	74
Interest expense	(17)	–	(17)	–		(17)	(30)

Loss on ordinary activities before taxations	(665)	–	(665)	(1,732)		(2,397)	(4,201)
Tax on loss on ordinary activities	(19)	–	(19)	–		(19)	(33)

Loss for the financial period	£(684)	£–	£(684)	£(1,732)		£(2,416)	$(4,234)

		(1)				(4)
	iFone Holdings Limited	UK to US	UK GAAP	UK to US	iFone Holdings Limited	iFone Holdings Limited
	UK GAAP	GAAP Presentation	US presentation	GAAP	US GAAP	US GAAP
	December 31, 2005	Adjustments	December 31, 2005	Adjustments	December 31, 2005	December 31, 2005
	(GBP)	(GBP)	(GBP)	(GBP)	(GBP)	(USD)

Turnover	£4,413	£(4,413)	£–	£–	£–	$–
Net product revenues	–	4,413	4,413	–	4,413	8,035
Cost of sales	2,409	(2,409)	–	–	–	–
Royalties	–	1,057	1,057	–	1,057	1,924
Impairment of royalty advances	–	100	100	–	100	181

Gross profit	2,004	1,252	3,256	–	3,256	5,930

Distribution costs	308	(308)	–	–	–	–
Administrative expenses	2,774	(2,774)	–	–	–	–
Other operating income	(812)	812	–	–	–	–
Research and development	–	1,938	1,938	–	1,938	3,529
Sales and marketing	–	1,093	1,093	–	1,093	1,991
General and administrative	–	1,303	1,303	–	1,303	2,373

Total costs and expenses	2,270	2,064	4,334	–	4,334	7,893

Operating loss	(266)	(812)	(1,078)	–	(1,078)	(1,963)
Gain on settlement of license arrangement	–	812	812	–	812	1,500
Interest expense	(35)	–	(35)	–	(35)	(64)

Loss on ordinary activities before taxation	(301)	–	(301)	–	(301)	(527)
Tax on loss on ordinary activities	(68)	–	(68)	–	(68)	(124)

Loss for the financial year	£(369)	£–	£(369)	£–	£(369)	$(651)

(1)	Reclassification from iFone’s UK GAAP profit and loss account presentation to US GAAP statement of operations presentation. This includes conforming adjustments to make the iFone presentation for cost of sales and research and development consistent with the presentation of Glu Mobile Inc. financial statement line items.

(2)	Adjustment to accrue for earned and unpaid vacation for iFone employees. Under UK GAAP, a provision for employee holiday and vacation pay entitlement is not required to be accrued. Under US GAAP, employee benefits such as vacation are accounted for using the accrual method. The estimated cost is to be recognized in the periods in which the employees earn the benefit.

(3)	Adjustment to accrue for transaction expenses of iFone shareholders of £1.7 million paid by the Company upon the closing of the acquisition of iFone. Under UK GAAP, these expenses are considered expenses of the iFone shareholders and therefore are not included in iFone’s UK GAAP profit and loss accounts. Under US GAAP, these expenses are considered expenses of iFone;

therefore they are included in iFone’s US GAAP statement of operations. These expenses have been included in the purchase price as a component of accrued liabilities on the iFone balance sheet as of the date of the acquisition.

(4)	Results are converted to U.S. Dollars using the average exchange rate for the period presented. The exchange rates used for the year ended December 31, 2005 and the period ended March 29, 2006 were 1.82 and 1.75, respectively.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

           Shares
Glu Mobile Inc.
Common Stock

Goldman, Sachs & Co.
Lehman Brothers
Banc of America Securities LLC
Needham & Company, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and The NASDAQ Global Market listing fee.

SEC registration fee		$9,844
NASD filing fee		9,700
The NASDAQ Global Market listing fee		100,000
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Road show expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

* To be filed by amendment.

ITEM 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

Prior to the completion of this offering, the Registrant intends to enter into indemnity agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated

certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section 9 of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Certain of Registrant’s directors (Sharon L. Weinbar, Daniel L. Skaff and A. Brooke Seawell) are also indemnified by their respective employers with regards to their serving on the Registrant’s board.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit
Exhibit Title	Number
Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.02
Form of Amended and Restated Bylaws of the Registrant	3.04
Amended and Restated Investors’ Rights Agreement, dated as of March 29, 2006, by and among the Registrant and certain investors of the Registrant and the Amendment No. 1 and Joinder to the Amended and Restated Investors Rights Agreement dated May 5, 2006 by and among the Registrant and certain investors of the Registrant	4.02
Form of Indemnity Agreement	10.01

ITEM 15.	Recent Sales of Unregistered Securities.

Since December 1, 2003, the Registrant has issued and sold the following securities:

1.	In March 2004, the Registrant issued warrants to purchase 156,250 shares of its common stock to Silicon Valley Bank. In June 2004, the warrants were converted into warrants to purchase 156,250 shares of the Registrant’s Series B Preferred Stock. The warrants have an exercise price of $0.64.

2.	In June 2004 and August 2004, the Registrant sold an aggregate of 12,046,016 shares of its Series C Preferred Stock at $1.6603 per share for an aggregate purchase price of approximately $20.0 million to 12 accredited investors.

3.	In December 2004, the Registrant issued 8,199,233 shares of its common stock (valued at approximately $15.4 million) in connection with its acquisition of Macrospace Limited, a company registered in England and Wales.

4.	In April 2005 and July 2005, the Registrant sold an aggregate of 6,701,510 shares of its Series D Preferred Stock at $3.01 per share for an aggregate purchase price of approximately $20.2 million to 23 accredited investors.

5.	In April 2005, the Registrant sold an aggregate of 249,169 shares of its common stock at $1.00 per share for an aggregate purchase price of $249,169 to two entities affiliated with Granite Global Ventures.

6.	In July 2005, the Registrant sold an aggregate of 2,491,694 shares of its Series D-1 Preferred Stock at $3.01 per share for an aggregate purchase price of approximately $7.5 million to TWI Glu Mobile Holdings Inc.

7.	In March 2006, the Registrant issued an aggregate of 10,267,879 shares of its Special Junior Preferred Stock, in connection with its acquisition of iFone Holdings Limited, a company registered in England and Wales.

8.	In May 2006, the Registrant issued warrants to purchase an aggregate of 318,937 shares of its Series D Preferred Stock at an exercise price of $3.01 per share to three entities affiliated with Pinnacle Ventures.

9.	In June and July 2006, the Registrant issued 30,000 shares of its common stock to each of two accredited investors upon the exercise of a warrant, with an exercise price of $0.12, that the accredited investor had purchased from the original individual warrantholder.

10.	In November 2006, the Registrant issued an aggregate of 43,383 shares of its common stock to seven former employees of iFone.

11.	Since December 1, 2003, the Registrant has issued options to its employees, consultants and directors to purchase an aggregate of 12,888,899 shares of its common stock under its 2001 Stock Option Plan.

12.	Since December 1, 2003, the Registrant has issued 3,481,873 shares of its common stock to its employees, directors, consultants and other service providers upon exercise of options granted by it under its 2001 Stock Option Plan, with exercise prices ranging from $0.06 to $1.60 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. In particular, with regard to the sales identified in paragraphs 5, 6 and 8, we relied on an exemption from registration provided by Section 4(2) of the Securities Act, whereby the investors represented to us that they were “accredited investors” as defined by Rule 501(a) of Regulation D under the Securities Act and Rule 506 of Regulation D under the Securities Act. Each investor in the transactions identified in paragraphs 5, 6, and 8 was also sophisticated. In connection with the sale described in paragraph 9, we relied on an exemption from registration provided by Regulation S under the Securities Act.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1	.01*	Form of Underwriting Agreement.
2	.01‡	Exchange Agreement dated as of November 29, 2004 by and among the shareholders of Macrospace Limited and the Registrant.
2	.02‡	Exchange Agreement dated as of March 29, 2006 by and among the shareholders of iFone Holdings Limited and the Registrant.
3.01		Restated Certificate of Incorporation of the Registrant.
3.02		Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.
3.03		Bylaws of the Registrant.
3.04		Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering.

Exhibit
Number		Exhibit Title

4.01		Form of Registrant’s Common Stock certificate.
4	.02‡	Amended and Restated Investors’ Rights Agreement, dated as of March 29, 2006, by and among the Registrant and certain investors of the Registrant and the Amendment No. 1 and Joinder to the Amended and Restated Investor Rights Agreement dated May 5, 2006, by and among the Registrant and certain investors of the Registrant.
5.01		Form of Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10	.01‡	Form of Indemnity Agreement.
10	.02‡	2001 Stock Option Plan, form of stock option agreement used from December 19, 2001 to May 2, 2006, form of stock option agreement used from December 8, 2004 to May 2, 2006 and forms of stock option agreement used since May 2, 2006.
10	.03*	2007 Equity Incentive Plan and form of option agreement.
10	.04*	2007 Employee Stock Purchase Plan.
10	.05‡	Lease Agreement at San Mateo Centre II and III dated as of January 23, 2003, as amended on June 26, 2003, December 5, 2003, October 11, 2004 and May 31, 2005, by and between CarrAmerica Realty, L.P. and the Registrant.
10	.06*	Agreement to Lease dated as of November 24, 2006 by and between The Royal Bank of Scotland, Plc and the Registrant.
10	.07†‡	Publishing and Distribution Agreement dated as of October 1, 2004, as amended, by and among PopCap Games, Inc., PopCap Games International, Ltd. and the Registrant.
10	.08†‡	Wireless Games Agreement dated as of December 8, 2004, as amended, by and between Celador International Limited and the Registrant.
10	.09†‡	Wireless Content License Agreement dated as of December 16, 2004, as amended, by and between Fox Mobile Entertainment Inc. and the Registrant.
10	.10†‡	Wireless Information Service Licensing Agreement dated as of October 15, 2004 by and between Cingular Wireless, LLC and the Registrant.
10	.11.1†‡	BREW Application License Agreement dated as of February 12, 2002 by and between Cellco Partnership (d.b.a. Verizon Wireless) and the Registrant.
10	.11.2†‡	BREW Developer Agreement dated as of November 2, 2001, as amended, by and between Qualcomm Inc. and the Registrant.
10	.12†‡	Master Reseller Agreement dated as of July 7, 2003 by and between Vodafone Global Content Services Limited and the Registrant.
10	.13‡	Amended and Restated Voting Agreement dated as of March 29, 2006 by and among the persons listed on Exhibit A attached thereto, certain shareholders listed on Exhibit B attached thereto, the iFone Shareholders listed on Exhibit C attached thereto and the Registrant.
10	.14‡	Offer Letter Agreement dated September 17, 2002 by and between Alessandro Galvagni and the Registrant.
10	.15‡	Offer Letter Agreement dated September 22, 2003 by and between L. Gregory Ballard and the Registrant.
10	.16‡	Offer Letter Agreement dated December 22, 2003 by and between Jill S. Braff and the Registrant.
10	.17‡	Offer Letter Agreement dated September 23, 2004 by and between Albert A. Pimentel and the Registrant.
10	.18‡	Employee Contract dated July 25, 2003 by and between Kristian Segerstrale and the Registrant.
10	.19‡	Loan and Security Agreement dated as of May 2, 2006 by and between Pinnacle Ventures LLC and the Registrant.

Exhibit
Number		Exhibit Title

10	.20‡	Form of Warrant dated as of May 2, 2006 by and between Pinnacle Ventures I Equity Holdings LLC and the Registrant, by and between Pinnacle Ventures I Affiliates, L.P. and the Registrant, and by and between Pinnacle Ventures II Equity Holdings, LLC and the Registrant.
10	.21‡	Form of Warrant dated as of March 6, 2003 by and between New Enterprise Associates 10, LP and the Registrant, by and between Sienna Limited Partnership III, LP and the Registrant, and by and between Preston Gates & Ellis Investments LLC and the Registrant.
10	.22‡	Warrant dated March 31, 2004 by and between Silicon Valley Bank and the Registrant.
10	.23‡	Form of Severance and Change in Control Agreement dated as of March 22, 2006 by and between L. Gregory Ballard and the Registrant, and by and between Albert A. Pimentel and the Registrant.
10	.24‡	Summary of Bonus Plan of the Registrant.
10	.25‡	Series D Preferred Stock Purchase Agreement dated as of April 25, 2005 by and among certain investors of the Registrant and the Registrant.
10	.26‡	Amended and Restated Series D and Series D-1 Preferred Stock Purchase Agreement dated as of July 26, 2005 by and among certain investors of the Registrant and the Registrant.
10	.27‡	Restricted Stock Purchase Agreement dated as of April 25, 2005 by and among Granite Global Ventures II L.P., GGVII Entrepreneurs Fund L.P., and the Registrant.
10	.28*	Loan and Security Agreement dated as of February 14, 2007 by and between Silicon Valley Bank and the Registrant.
10	.29*†	Wireless Internet Service Agreement dated as of March 28, 2003, as amended, by and between Sprint Spectrum L.P. and the Registrant.
10	.30*†	Digital Item License and Distribution Agreement dated as of August 15, 2004, as amended, by and between Nextel Operations, Inc. and the Registrant.
21	.01‡	List of Subsidiaries of the Registrant.
23.01		Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm — Glu Mobile Inc.
23.03		Consent of PricewaterhouseCoopers LLP, independent accountants — iFone Holdings Limited.
23	.04‡	Consent of Duff & Phelps, LLC, an independent valuation firm, dated as of December 18, 2006.
24	.01‡	Power of Attorney.
24.02		Power of Attorney for William J. Miller.
99.01		Consent of m:metrics, Inc., a market research firm, dated as December 8, 2006.
99	.02‡	Consent of Juniper Research, a market research firm, dated as of December 11, 2006.

*  To be filed by amendment.

‡	Previously filed.

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on February 14, 2007.

GLU MOBILE INC.

By:	/s/ Albert A. Pimentel
Albert A. Pimentel
Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Name	Title	Date
Principal Executive Officer:

* L. Gregory Ballard	President, Chief Executive Officer and Director	February 14, 2007

Principal Financial Officer:

/s/ Albert A. Pimentel Albert A. Pimentel	Executive Vice President and Chief Financial Officer	February 14, 2007

Principal Accounting Officer:

* Eric R. Ludwig	Vice President, Finance	February 14, 2007

Additional Directors:

* Daniel L. Skaff	Lead Independent Director	February 14, 2007

* Ann Mather	Director	February 14, 2007

* William J. Miller	Director	February 14, 2007

* Richard A. Moran	Director	February 14, 2007

* Hany M. Nada	Director	February 14, 2007

* A. Brooke Seawell	Director	February 14, 2007

* Sharon L. Wienbar	Director	February 14, 2007

*By: /s/ Albert A. Pimentel Albert A. Pimentel Attorney-in-fact		February 14, 2007

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1	.01*	Form of Underwriting Agreement.
2	.01‡	Exchange Agreement dated as of November 29, 2004 by and among the shareholders of Macrospace Limited and the Registrant.
2	.02‡	Exchange Agreement dated as of March 29, 2006 by and among the shareholders of iFone Holdings Limited and the Registrant.
3.01		Restated Certificate of Incorporation of the Registrant.
3.02		Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.
3.03		Bylaws of the Registrant.
3.04		Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering.
4.01		Form of Registrant’s Common Stock certificate.
4	.02‡	Amended and Restated Investors’ Rights Agreement, dated as of March 29, 2006, by and among the Registrant and certain investors of the Registrant and the Amendment No. 1 and Joinder to the Amended and Restated Investor Rights Agreement dated May 5, 2006, by and among the Registrant and certain investors of the Registrant.
5.01		Form of Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10	.01‡	Form of Indemnity Agreement.
10	.02‡	2001 Stock Option Plan, form of stock option agreement used from December 19, 2001 to May 2, 2006, form of stock option agreement used from December 8, 2004 to May 2, 2006 and forms of stock option agreement used since May 2, 2006.
10	.03*	2007 Equity Incentive Plan and form of option agreement.
10	.04*	2007 Employee Stock Purchase Plan.
10	.05‡	Lease Agreement at San Mateo Centre II and III dated as of January 23, 2003, as amended on June 26, 2003, December 5, 2003, October 11, 2004 and May 31, 2005, by and between CarrAmerica Realty, L.P. and the Registrant.
10	.06*	Agreement to Lease dated as of November 24, 2006 by and between The Royal Bank of Scotland, Plc and the Registrant.
10	.07†‡	Publishing and Distribution Agreement dated as of October 1, 2004, as amended, by and among PopCap Games, Inc., PopCap Games International, Ltd. and the Registrant.
10	.08†‡	Wireless Games Agreement dated as of December 8, 2004, as amended, by and between Celador International Limited and the Registrant.
10	.09†‡	Wireless Content License Agreement dated as of December 16, 2004, as amended, by and between Fox Mobile Entertainment Inc. and the Registrant.
10	.10†‡	Wireless Information Service Licensing Agreement dated as of October 15, 2004 by and between Cingular Wireless, LLC and the Registrant.
10	.11.1†‡	BREW Application License Agreement dated as of February 12, 2002 by and between Cellco Partnership (d.b.a. Verizon Wireless) and the Registrant.
10	.11.2†‡	BREW Developer Agreement dated as of November 2, 2001, as amended, by and between Qualcomm Inc. and the Registrant.
10	.12†‡	Master Reseller Agreement dated as of July 7, 2003 by and between Vodafone Global Content Services Limited and the Registrant.

Exhibit
Number		Exhibit Title

10	.13‡	Amended and Restated Voting Agreement dated as of March 29, 2006 by and among the persons listed on Exhibit A attached thereto, certain shareholders listed on Exhibit B attached thereto, the iFone Shareholders listed on Exhibit C attached thereto and the Registrant.
10	.14‡	Offer Letter Agreement dated September 17, 2002 by and between Alessandro Galvagni and the Registrant.
10	.15‡	Offer Letter Agreement dated September 22, 2003 by and between L. Gregory Ballard and the Registrant.
10	.16‡	Offer Letter Agreement dated December 22, 2003 by and between Jill S. Braff and the Registrant.
10	.17‡	Offer Letter Agreement dated September 23, 2004 by and between Albert A. Pimentel and the Registrant.
10	.18‡	Employee Contract dated July 25, 2003 by and between Kristian Segerstrale and the Registrant.
10	.19‡	Loan and Security Agreement dated as of May 2, 2006 by and between Pinnacle Ventures LLC and the Registrant.
10	.20‡	Form of Warrant dated as of May 2, 2006 by and between Pinnacle Ventures I Equity Holdings LLC and the Registrant, by and between Pinnacle Ventures I Affiliates, L.P. and the Registrant, and by and between Pinnacle Ventures II Equity Holdings, LLC and the Registrant.
10	.21‡	Form of Warrant dated as of March 6, 2003 by and between New Enterprise Associates 10, LP and the Registrant, by and between Sienna Limited Partnership III, LP and the Registrant, and by and between Preston Gates & Ellis Investments LLC and the Registrant.
10	.22‡	Warrant dated March 31, 2004 by and between Silicon Valley Bank and the Registrant.
10	.23‡	Form of Severance and Change in Control Agreement dated as of March 22, 2006 by and between L. Gregory Ballard and the Registrant, and by and between Albert A. Pimentel and the Registrant.
10	.24‡	Summary of Bonus Plan of the Registrant.
10	.25‡	Series D Preferred Stock Purchase Agreement dated as of April 25, 2005 by and among certain investors of the Registrant and the Registrant.
10	.26‡	Amended and Restated Series D and Series D-1 Preferred Stock Purchase Agreement dated as of July 26, 2005 by and among certain investors of the Registrant and the Registrant.
10	.27‡	Restricted Stock Purchase Agreement dated as of April 25, 2005 by and among Granite Global Ventures II L.P., GGVII Entrepreneurs Fund L.P., and the Registrant.
10	.28*	Loan and Security Agreement dated as of February 14, 2007 by and between Silicon Valley Bank and the Registrant.
10	.29*†	Wireless Internet Service Agreement dated as of March 28, 2003, as amended, by and between Sprint Spectrum L.P. and the Registrant.
10	.30*†	Digital Item License and Distribution Agreement dated as of August 15, 2004, as amended, by and between Nextel Operations, Inc. and the Registrant.
21	.01‡	List of Subsidiaries of the Registrant.
23.01		Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm — Glu Mobile Inc.
23.03		Consent of PricewaterhouseCoopers LLP, independent accountants — iFone Holdings Limited.
23	.04‡	Consent of Duff & Phelps, LLC, an independent valuation firm, dated as of December 18, 2006.

Exhibit
Number		Exhibit Title

24	.01‡	Power of Attorney.
24.02		Power of Attorney for William J. Miller.
99.01		Consent of m:metrics, Inc., a market research firm, dated as December 8, 2006.
99	.02‡	Consent of Juniper Research, a market research firm, dated as of December 11, 2006.

*  To be filed by amendment.

‡	Previously filed.

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.